
SPP
CPM

82-354

Central Pacific Minerals N.L.
ABN 14 008 460 651

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

P.O. Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6608
Facsimile: 61 7 3237 6708
Email: dday@sppcpm.com

Chairman Mr Campbell Anderson

02002914

FEB 01 2002
167


SUPPL

8 January, 2002

Securities and Exchange Commission
500 North Capital Street
NW
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir

For your information, please find attached the following documents lodged with the Australian Stock Exchange:

- Appendix 3B *New Issue Announcement* dated 3 January, 2002
- Letter re resolution of EGM 21 December, 2001
- Notice of Scheme Meeting dated 12 December, 2001 and Proxy Form
- Information Memorandum for recommended Scheme of Arrangement (Scheme Meeting 24 January, 2002)
- Notice of Meeting - Alteration of CPM Constitution dated 13 December, 2001, together with Proxy Form (General Meeting 24 January, 2002)
- Company Announcement *Meetings for SPP/CPM Merger Approval Set for January 2002* dated 17 December, 2001
- Stuart Stage 1 Operations Update Report No 21 - 17 December, 2001
- Company Announcement re allotment of 30,000 Ordinary Shares (Equity Participation Scheme) and Appendix 3B *New Issue Announcement* dated 20 November, 2001
- Notice of Extraordinary General Meeting & Explanatory Memorandum and Form of Proxy (Extraordinary General Meeting 21 December, 2001)

Yours faithfully
CENTRAL PACIFIC MINERALS NL

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

Diane Day
Group Manager Corporate Relations

Encls

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

Central Pacific Minerals N.L.

ACN, ARBN or ARSN

008 460 651

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	These were contributing shares paid to 25c for which full payment has now been received. This form is only submitted to notify you of the change in security class from 25c paid to ordinary fully paid.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes Full participation on 11/12/01
5	Issue price or consideration	These shares were originally issued as contributing shares paid to 25 cents. The shares have now been fully paid up by the payment of a further 25 cents each.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	No additional securities. These shares were originally issued as contributing shares paid to 25 cents and have now been fully paid up.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11/12/01

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Note:
72,500 moved from Equity Participation to fully paid. An additional 926,000 fully paid ordinary shares also issued as advised by separate form.

Number	+Class
116,855,732	Ordinary fully paid
844,629	Ordinary shares paid to 25c

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
10,596,452	Equity participation shares paid to 1c
1,920,000	Convertible Unsecured Notes at $7.80 per Note
4,629,000	Options expiring on 20/04/2006

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Full participation from date of allotment.

Part 2 - Bonus issue or pro rata issue

Not Bonus or Pro Rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43) **No New Class of securities**

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ...03/01/2002................
(Director/Company secretary)

Print name: .... V H Kuss......................

== == == == ==

Document 205g

+ See chapter 19 for defined terms.



Central Pacific Minerals N.L.
ABN 14 008 460 651

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000
Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6600
Facsimile: 61 7 3237 6700
Email: info@sppcpm.com

Chairman Mr Campbell Anderson

21 December, 2001

The Manager
Company Announcements
Australian Stock Exchange
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: Central Pacific Minerals N.L.

In accordance with Listing Rule 3.13.2 please find detailed below the total number of proxies received in relation to the resolution and the result of the resolution:

1. That approval is given to the Company offering to issue options to Mr John Val Browning, each for an option price to the extent and on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice of Meeting

For:	55,243,109
Against:	143,502
Abstained:	1,400
Discretionary:	138,000

The resolution was passed unanimously on a show of hands.

Yours faithfully
CENTRAL PACIFIC MINERALS NL

V H Kuss
Secretary


SPP CPM
Southern Pacific Petroleum N.L./Central Pacific Minerals N.L.

CENTRAL PACIFIC MINERALS N.L.

ABN 14 008 460 651

Notice of Scheme Meeting – Class meeting of one shareholder, Southern Pacific Petroleum N.L. (*SPP*)

NOTICE IS GIVEN to Southern Pacific Petroleum N.L. (*SPP*) that in accordance with an order of the Federal Court of Australia (the ***Court***) made on 11 December 2001 pursuant to Section 411(1) of the Corporations Act 2001 a meeting of SPP, as security holder in CPM (the ***Company***) will be held in Brisbane on 24 January 2002 at the Stamford Plaza Hotel at 8.30 am for the purpose of considering and, if thought fit, passing the following resolutions with or without any modification as may be permissible:

THAT *pursuant to, and in accordance with, the provisions of Section 411 of the Corporations Act 2001, the Scheme of Arrangement proposed to be entered into between the Company and the holders of fully paid ordinary shares in the Company to effect the transfer of all of the issued Ordinary Shares of the Company, other than those held by Southern Pacific Petroleum N.L, to Southern Pacific Petroleum N.L., as more particularly set out in the Information Memorandum accompanying this Notice, is agreed to.*

THAT *pursuant to, and in accordance with, the provisions of Section 411 of the Corporations Act 2001, the Scheme of Arrangement proposed to be entered into between the Company and the holders of Contributing Shares in the Company to effect the transfer of all of the issued Contributing Shares of the Company, other than those held by Southern Pacific Petroleum N.L., to Southern Pacific Petroleum N.L., as more particularly set out in the Information Memorandum accompanying this Notice, is agreed to.*

THAT *pursuant to, and in accordance with, the provisions of Section 411 of the Corporations Act 2001, the Scheme of Arrangement proposed to be entered into between the Company and the holders of Equity Participation Shares in the Company to effect the transfer of all of the issued Equity Participation Shares of the Company, other than those held by Southern Pacific Petroleum N.L., to Southern Pacific Petroleum N.L., as more particularly set out in the Information Memorandum accompanying this Notice, is agreed to.*

By Order of the Board

VIC KUSS
Company Secretary
CENTRAL PACIFIC MINERALS N.L.

Date: 12 December 2001

Notes:

Material accompanying this notice

The resolution should be read in conjunction with the Information Memorandum which accompanies this Notice. Terms used in this Notice, unless defined herein, have the same meanings set out in the Glossary in Section 8 of Part A of the Information Memorandum.

A copy of the Schemes are contained in Parts D, E and F of the Information Memorandum.

A proxy form.

Voting and required majority

In accordance with Section 411(4)(a) of the Corporations Act 2001, for the Schemes to be Effective each resolution must be passed by:

(a) a majority in number of holders of Ordinary Shares, Contributing Shares or Equity Participation Shares present and voting (either in person or by proxy); and

(b) at least 75% of the votes cast on the resolution.

Court approval

In accordance with Section 411(4)(b) of the Corporations Act 2001, the Schemes must be approved by order of the Court. If the resolutions put to this meeting is passed in accordance with the requisite majorities set out above and the Conditions Precedent set out in the Schemes are satisfied or waived, the company intends to apply to the Court for the necessary orders to give effect to the Schemes.

SPP, as security holder in CPM is entitled to attend the Court hearing and make submissions to the Court. The Court hearing will be held on 27 February 2002.

Voting entitlement

Pursuant to Section 1109N of the Corporations Act 2001, the Company has determined that, for the purposes of this meeting, ordinary shares and contributing shares held by SPP in the Company shall be taken to be held by SPP as a registered shareholder at 7.00 pm (Brisbane time) on 22 January 2002 and all equity participation shares held by SPP in the Company shall be taken to be held by SPP as a registered shareholder at the time of this meeting (***Entitlement Time***).

Proxies, attorneys and corporate representatives

(a) SPP, as security holder in CPM, as at the Entitlement Time is entitled to attend and vote at this meeting and cast one or more votes and may appoint not more than two persons to act as proxies to attend this meeting and vote in that member's stead.

(b) Where more than one proxy is appointed, the proportion or number of votes each proxy may exercise should be specified. Where two proxies are appointed, a separate form should be used for each.

(c) A proxy need not be a member of the Company.

(d) The original proxy form attached to this Notice should be used for this meeting.

In the case of an individual, a proxy must be under the hand of the individual or his or her attorney duly authorised in writing and, in the case of a corporation, a proxy must be executed in accordance with the Corporations Act 2001.

SPP may by power of attorney appoint an attorney to act on its behalf and such power of attorney or a copy thereof must be produced for inspection at the registered office of the Company as hereinafter provided.

SPP may appoint a representative to attend and vote for SPP at this meeting. A certificate signed by two directors or a director and a Secretary of SPP, or under the common seal of SPP witnessed by two directors or a director and a Secretary of SPP, or under the hand of its duly authorised officer or attorney, evidencing the appointment of a person as the representative of SPP for the purposes of this meeting must be produced to the Chairman of this meeting before the time for holding this meeting, unless otherwise permitted by the Chairman of this meeting, or may be lodged at the share registry office of the Company at any time prior to the commencement of this meeting or adjourned meeting in accordance with the instructions set out on the proxy form.

Proxies and powers of attorney granted by eligible shareholders must be delivered or posted to the CPM Registered Office at Phipson Corporate Services (ABN 91 556 716 819), 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City, ACT, 2601, Australia, faxed on (02) 6274 3111 within Australia or (612) 6274 3111 outside Australia by 8.30 am (Brisbane time) on 22 January 2002 in accordance with the instructions set out on the proxy form.


SPP
CPM
Southern Pacific Petroleum N.L./Central Pacific Minerals N.L.

CENTRAL PACIFIC MINERALS N.L.

ABN 14 008 460 651

Proxy Form – Class meeting of one shareholder, Southern Pacific Petroleum N.L. (*SPP*)

......Southern Pacific Petroleum N.L. (ABN 36 008 460 366)..
(FULL NAME IN BLOCK LETTERS)

of ...Level 11, Riverside Centre, 123 Eagle Street, Brisbane, QLD, 4000..................................
(FULL ADDRESS)

being a member of Central Pacific Minerals N.L. hereby

appoint ....

of ....

in respect of ......100%.. % of my voting rights.
(PERCENTAGE OF TOTAL VOTING RIGHTS EACH PROXY IS TO REPRESENT)

and ....

of ....

in respect of .... % of my voting rights.
(PERCENTAGE OF TOTAL VOTING RIGHTS EACH PROXY IS TO REPRESENT)

or failing nomination, the chairman of the meeting as my proxy to vote for me and on my behalf at the meeting for SPP as a security holder in CPM to be held at the Stamford Plaza Hotel, Brisbane on 24 January 2002 at 8.30am, and at any adjournment thereof.

Should SPP desire to direct the proxy how to vote, SPP should place a (x) mark in the appropriate box against each item otherwise the proxy may vote as he or she thinks fit or abstain from voting. If more than one box is marked (x), the proxy may vote or abstain from voting as he or she thinks fit.

	FOR	ABSTAIN	AGAINST
Agreement to Ordinary Scheme	☐	☐	☐
Agreement to Contributing Scheme	☐	☐	☐
Agreement to Equity Participation Scheme	☐	☐	☐

Signature(s) of Shareholder(s)

Only duly authorised officer/s can sign on behalf of a company. Please state the office held by the signatory, i.e., director, or director and secretary, or sole director.

Signature(s)	
Director	**Director/ Secretary**
Date	

Definitions in the Information Memorandum have the same meaning as used in this form.

Completed proxy forms must be received no later than 8.30 am on 22 January 2002 at the CPM Registered Office:

CPM Registered Office, Phipson Corporate Services (ABN 91 556 716 819), 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City ACT 2601. Facsimile: within Australia: (02) 6274 3111; outside Australia: (61 2) 6274 3111



INFORMATION MEMORANDUM

For recommended Schemes of Arrangement between

CENTRAL PACIFIC MINERALS N.L.

ABN 14 008 460 651

and the holders of its ordinary shares, contributing shares, equity participation shares and convertible notes to approve a proposed merger with

SOUTHERN PACIFIC PETROLEUM N.L.

ABN 36 008 460 366

The Directors unanimously recommend that you vote in favour of your Scheme.

The Independent Expert, KPMG Corporate Finance, has concluded that the Schemes are in the best interests of Central Pacific Minerals N.L. shareholders and convertible noteholders.

This is an important document and requires your immediate attention. It should be read in its entirety. If you are in doubt as to the course you should follow, you should consult your investment adviser or other professional adviser.

Legal Adviser

Allens Arthur Robinson

This document is not an offer to sell securities and it is not soliciting an offer to buy securities in any jurisdiction where the offer or sale is not permitted.



Key dates

Event Indicative date	
Announce restructuring	**21 September 2001**
Court approves despatch of Information Memorandum	**11 December 2001**
Proxy forms for the Scheme Meetings must be received at the CPM Registered Office no later than **9.00 am**	**22 January 2002**
Eligibility to vote at Ordinary Scheme Meeting and Contributing Scheme Meeting determined at close of business[1]	**22 January 2002**
Court Convened Scheme Meetings to be held at the Stamford Plaza Hotel, Brisbane from **10.15 am**	**24 January 2002**
Last day for shareholders to Defer from Schemes	**25 February 2002**
Second Court Hearing for approval of the Schemes	**27 February 2002**
Effective Date (Court order lodged with ASIC and sent to ASX)	**28 February 2002**
Last day of trading CPM's Ordinary Shares and Contributing Shares	**28 February 2002**
Replacement Securities commence trading on ASX on deferred settlement basis[2]	**1 March 2002**
Trading of Replacement SPP ADRs on NASDAQ commences	**1 March 2002**
Scheme Record Date – date for determining entitlements to Scheme Consideration.	**7 March 2002**
Implementation Date – issue of Replacement Securities as Scheme Consideration	**8 March 2002**
Last day of deferred settlement trading on ASX. Despatch of holding statements for Replacement Securities	**14 March 2002**

All dates following the date of the Scheme Meetings are indicative only and subject to change due to, among other things, the review and approval procedures of the Court, ASX and other regulatory authorities.

All times referred to are Australian Eastern Standard Time (that is Brisbane time, which is one hour less than Sydney summer time).

This Information Memorandum is dated **12 December 2001**.

[1] Holders of Equity Participation Shares and Convertible Notes registered at the date of their Scheme Meeting are eligible to vote.
[2] This is the next trading day after trading in CPM's Ordinary Shares and Contributing Shares cease.

Your vote is important

You can vote by completing and returning the appropriate proxy form enclosed which must arrive at the CPM Registered Office by no later than **9.00 am** on **22 January 2002** or vote in person at your Scheme Meeting to be held at **the Stamford Plaza Hotel, Brisbane**, at the following times (or as soon as the previous meeting concludes or is adjourned) on **24 January 2002:**

Ordinary Scheme Meeting	10.15 am
Contributing Scheme Meeting	11.00 am
Equity Participation Scheme Meeting	11.20 am
Convertible Note Scheme Meeting	11.40 am

Full details of the Scheme Meeting that you should attend are set out in the Notice of Meeting included with this document.

Defined terms

Capitalised terms used in this Information Memorandum are defined in the Glossary in Section 8 of Part A.

Enquiries regarding the Schemes

To find out more about the Schemes, phone **1800 65 65 06** between **8.00 am** and **6.00 pm**.

For the United States of America, and other countries, call our special global information line by dialling **61 2 9207 3783**.

Any calls to these lines will be recorded for compliance purposes.

Constitutions are available on the CPM/SPP website

Scheme Participants wishing to obtain a copy of the current version of SPP or CPM's Constitution can do so from the following website: www.sppcpm.com. Certain proposed changes to SPP's Constitution are summarised in Appendix 1 of this document.



Central Pacific Minerals N.L.
A.B.N. 14 008 460 651

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6600
Facsimile: 61 7 3237 6700
Web page: http://www.sppcpm.com

Chairman Campbell Anderson

12 December 2001

Dear Shareholder/Convertible Noteholder

The paramount objective of this proposal is to combine the listed entities of Central Pacific Minerals N.L. (CPM) and Southern Pacific Petroleum N.L. (SPP), so there is one publicly listed company, SPP, which will be the holding company of CPM.

This booklet contains important information concerning the schemes of arrangement which are necessary to meet this objective: there is a separate Scheme for each of the four relevant classes of securities in your Company, namely the ordinary shares, contributing shares, equity participation shares and convertible notes. The booklet also encloses Notices of Meetings at which you will be asked to approve your respective Scheme. Schemes of arrangement are a permitted method under the Corporations Act to reorganise companies with the approval of affected shareholders and creditors and with the sanction of a court.

The Schemes are recommended by your Directors. KPMG Corporate Finance, the Independent Expert retained by the Company to report on the Schemes, has concluded that the Schemes are in the best interests of the members and convertible noteholders of the Company.

In summary, the Schemes involve the acquisition of any shares you hold in CPM by SPP, in consideration of the issue to you of SPP securities of an equivalent class. Convertible Notes will not be acquired but the Convertible Note Terms will be amended so that upon conversion SPP ordinary shares will be issued rather than CPM ordinary shares. For each CPM Security you hold, SPP will issue you 2.664 Replacement Securities (or 2.664 SPP Replacement Ordinary Shares upon conversion of the Convertible Notes).

The Schemes will result in SPP owning at least 80% of CPM's Voting Shares so as a result capital gains tax roll over relief is available for shareholders who immediately participate in the Schemes. Other key features of the Schemes include:

- delisting of CPM;
- removal of the shareholding held by CPM in SPP;
- the option for you to Defer your participation in a Scheme for up to 10 years if you hold Ordinary Shares, Contributing Shares or Equity Participation Shares (only available for a maximum of 20% of all these shares in aggregate);
- amendment of SPP's Constitution so that for 2 years from the Implementation Date the maximum shareholding of any person, and his or her associates, is limited to 20%; and
- the operations of CPM and SPP will be reported on a consolidated basis in the financial statements of SPP.

Overview

For many years, CPM has been effectively twinned with SPP, with the two companies equal partners in the development of a new oil shale industry in Australia by adapting and implementing a new technology to Australia's world-class oil shale deposits.

The existence of two companies as effective "twins" was a result of the tax laws at the time SPP and CPM were established in 1968. The two companies have enjoyed identical boards of directors and have in all key respects acted as a single business entity over nearly the last three decades. They have sought to maintain, through their operation and capital management, an equivalence in assets and liabilities. However, this twin structure is no longer necessary or desirable.



The Exchange Ratio which the directors have struck for the number of Replacement Securities to be issued for each of your CPM Securities is based on the same methodology that has been explained in the Company's annual reports for over 15 years. The Independent Expert's report concludes that the Exchange Ratio is fair and the Schemes are in the best interests of the shareholders and noteholders of CPM.

Reasons for Restructure

This twin company structure, with its significant cross shareholdings, has complicated the analysis of the two companies by the capital markets, which can hinder access to markets and financing. The restructure is intended to simplify analysis significantly by having one listed public company, SPP. Furthermore, share trading will be limited to SPP which should increase liquidity. These steps are expected to improve market understanding of the companies' opportunities and facilitate future financings.

A significant objective of the Schemes is to simplify the financing of future developments which are likely to require some level of capital raising through international share and debt issues. Such financings are expected to be significantly easier after the proposed Schemes are Implemented.

The Directors believe the restructure will enhance corporate governance, with a single board of directors for one publicly listed company and with the cancellation of the subsidiary's (CPM's) shareholding in SPP. The SPP board will oversee the combined businesses and will be able to act in the interests of SPP and CPM as a group.

Directors' Recommendation

Your Directors unanimously recommend the Schemes to all Scheme Participants. Various alternatives were considered by the Directors to achieve the efficiencies which are highly desirable to implement the growth plans of the two companies. The present Schemes are recommended because they best address the structural inefficiencies and offer the simplest available structure, requiring minimal international regulatory approvals.

You should note that the Directors of CPM are also directors of SPP and might be perceived to have a conflict in providing independent advice to you, as you are holders of CPM Securities that are to be acquired by SPP under the Schemes. For this reason, it is important that you carefully consider the enclosed report by the Independent Expert, KPMG Corporate Finance, and obtain your own advice from your investment advisor, stockbroker or solicitor.

Uniting your Company with SPP is a natural and important progression towards development of our world class oil shale resources and I look forward to receiving your valued support for the Schemes.

Chairman
Campbell Anderson



Table of Contents

ENCLOSED WITH THIS DOCUMENT

Notices of Scheme Meetings

Proxy Forms (for Scheme Meetings)

Notice of Election to Defer (the Deferral Form)

Notice of Exchange

Important notices

You should read all of this Information Memorandum before making a decision about how you will vote on the resolution to be considered at the Scheme Meeting at which you are entitled to vote.

A copy of this Information Memorandum has been examined by ASIC. ASIC has been requested to provide a statement, in accordance with Section 411(17)(b) of the Corporations Act, that ASIC has no objection to the Schemes. If ASIC provides that statement, then it will be produced to the Court at the time the Court is asked to approve the Schemes. None of ASIC or The Bank of New York (as depository for ADRs of CPM and SPP) or any of their respective officers takes any responsibility for the contents of this Information Memorandum.

An order by the Court under subsections 411(1) and (1A) convening the Scheme Meetings is not an endorsement of, or any other expression of opinion on, the Schemes.

A copy of this Information Memorandum has been lodged with the ASX. Neither the ASX nor any of its officers take any responsibility for the contents of this Information Memorandum.

To registered shareholders and registered ADR Holders resident outside of Australia, New Zealand, the US, the UK, Ireland, Jersey and France:
The Replacement Securities are not and will not be issued to any person or entity resident, established, domiciled or otherwise having residence, as determined by the registered address of Scheme Participants (or in the case of CPM ADR Holders, their address as recorded in the books of the Depositary), outside of Australia, New Zealand, the US, the UK, Ireland, Jersey and France unless SPP is satisfied, before the Implementation Date (and without being obliged to conduct any investigations into the matter), that those Scheme Participants can lawfully be issued Replacement Securities or SPP ADRs (as the case may be) pursuant to the relevant Scheme.

If, by operation of the previous paragraph, it is determined that any such persons or entities will not be able to exchange their CPM Securities or CPM ADRs for Replacement Securities or Replacement SPP ADRs, such persons and entities will receive the cash proceeds, if any, after costs from the sale of the Replacement Securities they would have otherwise received, which will be effected by a nominee. For more information, please refer to Section 1.2(c) of Part A of this Information Memorandum.

To registered shareholders and registered ADR Holders resident in the US:
Approval of the Schemes, being the exchange of CPM Securities for Replacement Securities is required from the requisite majority of Scheme Participants, including the Depositary voting on behalf of the US resident holders of CPM ADRs. Both CPM and SPP are incorporated in the Australian Capital Territory, Australia, and from a US perspective are foreign companies. Approval of the transaction contemplated herein is subject to disclosure requirements of a foreign country that are different from those of the US. Financial statements included in or incorporated by reference into the Information Memorandum have been prepared in accordance with foreign (ie. Australian) accounting standards that may not be comparable to the financial statements of US companies.

This Information Memorandum has not been filed with or reviewed by the SEC, any State Securities commission or other US regulatory authority, nor have any of the foregoing authorities approved or disapproved of the SPP securities or passed upon or endorsed the merits of the Schemes or the accuracy, adequacy or completeness of this Information Memorandum. Any representation to the contrary is a criminal offence under US Securities laws.

CPM intends to rely on the Section 3(a)(10) exemption from the US Securities Act of 1933 (US) registration requirements (consistent with the SEC's Revised Staff Legal Bulletin No.3 (CF) issued on 20 October 1999) based upon the Court's approval of the exchange of CPM Securities for Replacement Securities.

CPM is an Australian registered corporation and most of its directors and executive officers, as well as the Independent Expert referred to in this Information Memorandum, are residents of Australia or other countries outside the US. In addition, all or a substantial portion of the assets of these non-resident persons are located outside the US. As a result, you should note that it may be difficult or impossible to serve legal process on CPM, its directors or executive officers, or experts and to force them to appear in a US court. It may also be difficult or impossible to enforce a judgment of a US court against any of these parties, or to enforce a judgment of a foreign court against any of these parties in the US. Finally, an Australian court may refuse to allow an original action based on US Securities laws.

Notice to other foreign shareholders:
This document complies with disclosure requirements of Australia that may be different to those in other countries. Financial statements included in the document have been prepared in accordance with Australian accounting standards which may differ from those in other countries.

Your vote

Your vote is important
For the Schemes to take place a sufficient majority of Scheme Participants must vote in favour of their respective Schemes.

At each Scheme Meeting a majority of the eligible Scheme Participants present and voting (either in person or by proxy), and by 75% of votes cast (or 75% of the total amount of the debts and claims in the case of the Convertible Note Scheme) must approve that Scheme.

There will be a separate Scheme Meeting for SPP as a separate class as holder of Ordinary Shares, Contributing Shares and Equity Participation Shares (see Section 7.1 for further details).

An important feature of the Ordinary Scheme, Contributing Scheme and Equity Participation Scheme is that those Scheme Participants can choose to Defer from their respective Schemes (see Section 1.8 of Part A for further details). Even if you intend to Defer from your Scheme, you are still entitled to, and should, vote at your Scheme Meeting.

Can I vote?

- If you are registered as a holder of Ordinary Shares or Contributing Shares at **22 January 2002**, you are entitled to vote at your Scheme Meeting.
- If you are registered as a holder of Equity Participation Shares or a holder of Convertible Notes on the date of the Scheme Meeting **(24 January 2002)** you are entitled to vote at your Scheme Meeting.
- If you are a holder of CPM ADRs, please refer to Appendix 5.
- If you are unsure whether you can vote, you can phone **1800 65 65 06** weekdays between **8.00** am and **6.00** pm.

How do I vote?
You can vote at your Scheme Meeting:

- in person;
- by corporate representative (if you are a corporate shareholder or noteholder);
- by attorney; or
- by proxy.

Voting in Person

- If you hold CPM Securities and wish to vote in person, you will have to attend your Scheme Meeting on **24 January 2002**.

Voting by Proxy, attorney or corporate representative

- If you hold CPM Securities and wish to vote by proxy, you will need to complete and sign the proxy form which accompanies this Information Memorandum and return it by post to the CPM Registered Office or fax it to (02) 6274 3111 (within Australia) or (612) 6274 3111 (outside Australia).
- These proxies must be received at the CPM Registered Office by **9.00 am, 22 January 2002**.
- Your appointment of a proxy does not stop you from personally attending and voting at your Scheme Meeting instead of your appointed proxy.
- Alternatively, you may appoint an attorney by power of attorney to attend your Scheme Meeting and vote on your behalf. You will need to provide appropriate evidence of the appointment of your attorney.
- If you are a corporate shareholder or noteholder and wish to appoint a representative to attend your Scheme Meeting, you should ensure that your representative can provide appropriate evidence of their appointment.

Voting by ADR holders
Each CPM ADR delivered by BoNY (or delivered by Bankers Trust Company, Citibank N.A. or Morgan Guaranty Trust Company of New York, but for which BoNY is now acting as successor Depositary) currently represents two Ordinary Shares held in BoNY's custody account in Australia. The CPM ADRs may be held in brokerage accounts or they may be physically held by the owner.

Holders of CPM ADRs are entitled to instruct BoNY how to vote the underlying CPM Ordinary Shares. A CPM ADR Holder can give this instruction by using the enclosed ADR Voting Instruction Card which must be received by BoNY by 3.00 pm (New York time) **17 January, 2002**.

Holders of CPM ADRs, subject to payment of BoNY's fees and expenses, can also request delivery of the Ordinary Shares by surrendering the ADRs to BoNY's corporate trust office for cancellation. Based on instructions received from the CPM ADR Holder, BoNY will instruct its custodian bank in Australia to deliver the equivalent number of Ordinary Shares to the account of, or re-register the shares and arrange delivery directly to the former owner of the ADRs. The former holder of CPM ADRs can then vote as any other shareholder, in the manner described above.

CPM ADR Holders will have to convert their CPM ADRs to Ordinary Shares if they want to appear before the Court in relation to their Scheme or to participate in the Deferral (see Section 1.8 of Part A).

Further information relating to these voting procedures and the resolution to be proposed at your Scheme Meeting are contained in Section 7.1 of Part A of this Information Memorandum and in the Notice of Meeting included with this document. If you are a holder of CPM ADRs, further information on voting is contained in Appendix 5.

PART A: Explanatory Statement

1. KEY FEATURES OF THE SCHEME

You should read the entire document before making a decision on how to vote.

1.1 The Schemes

The paramount objective of the Schemes is to combine the two entities so there is one publicly listed company, SPP, which will be the holding company of CPM. Whilst SPP and CPM will technically remain separate legal entities after the Schemes, CPM will be at least 80% owned by SPP and expect to be wholly owned by the end of the Deferral Period. CPM will apply to be delisted and, if granted, CPM's shares will cease to be traded either on the ASX or on the NASDAQ in the form of ADRs.

The Schemes will mean that SPP will own at least 80% of CPM's Voting Shares. Other key features of the Schemes include:

- delisting of CPM;
- removal of the shareholding held by CPM in SPP;
- the option for you to Defer your participation in a Scheme for up to 10 years if you hold Ordinary Shares, Contributing Shares or Equity Participation Shares (only available for a maximum of 20% of all these shares in aggregate);
- the amendment of SPP's Constitution so that for 2 years from the Implementation Date the maximum shareholding of any person, and his or her associates, is limited to 20%; and
- the operations of CPM and SPP will be reported on a consolidated basis in the financial statements of SPP.

The Schemes are designed to position SPP and CPM for growth by improving access to Australian and international capital markets. The Schemes also result in a simplified structure whilst retaining a primary listing on the ASX and a secondary quotation of ADRs on NASDAQ. The single listing of SPP should lead to better liquidity of SPP's shares.

As a result of the Schemes, it is expected that all existing holders of CPM Securities will be better placed to realise the future growth potential of the combined SPP and CPM businesses.

1.2 The Schemes at a glance

(a) The Schemes

The Schemes will be implemented by a separate Scheme of Arrangement under the Corporations Act for each of the four relevant classes of securities. The Schemes will seek the approval of the Scheme Participants at the Scheme Meetings and the approval of the Court. If the Schemes are approved and you have not elected to Defer, then each of your existing CPM Securities (excluding Convertible Notes) will be exchanged for 2.664 SPP securities of an equivalent class (see the definition of ***Replacement Securities*** in the Glossary in Section 8).

If the Ordinary Scheme is not approved by Ordinary Scheme Members then the Contributing Scheme, Equity Participation Scheme and Convertible Note Scheme will not proceed (even if approved at their Scheme Meetings). However, if relevant Scheme Participants do not approve the Contributing Scheme, Equity Participation Scheme or Convertible Note Scheme then the Ordinary Scheme, if approved by Ordinary Scheme Members and the Court and the Conditions Precedent to it are satisfied, will still proceed. If the Ordinary Scheme proceeds, CPM will apply to both the ASX to be delisted and to NASDAQ for its ADRs to be removed from quotation. These applications, if successful, will result in CPM's securities no longer being tradeable on any stock market.

SPP will maintain its primary listing, and have its ordinary shares and its existing class of contributing shares (but not the Replacement Contributing Shares, see Section 1.2(a)(ii) below) quoted on the ASX.

(i) Ordinary Shares

Each holder of Ordinary Shares will exchange the Ordinary Shares which they currently own for equivalent SPP ordinary shares in the ratio of one Ordinary Share to 2.664 SPP ordinary shares (see the definition of ***Replacement Ordinary Shares*** in the Glossary in Section 8), subject to the election to Defer.

(ii) Contributing Shares

Each holder of Contributing Shares will exchange their Contributing Shares for equivalent SPP securities with equivalent rights in the ratio of one Contributing Share to 2.664 SPP contributing shares (see the definition of ***Replacement Contributing Shares*** in the Glossary in Section 8), subject to the election to Defer.

The uncalled capital of A$0.25 per CPM Contributing Share will convert to an uncalled amount of A$0.0938 (being A$0.25 divided by 2.664 (being the Exchange Ratio)) per Replacement Contributing Share.

The SPP securities issued in exchange for CPM Contributing Shares will not be quoted on the ASX as the Listing Rules only allow a no liability company to quote one class of partly paid shares. Holders of Replacement Contributing Shares are however able to pay up the uncalled amounts to SPP so that those contributing shares become fully paid SPP ordinary shares and can therefore be quoted on ASX.

(iii) Equity Participation Shares

Each holder of Equity Participation Shares will exchange their securities for equivalent SPP securities with equivalent rights in the ratio of one Equity Participation Share to 2.664 SPP equity participation shares (see the definition of ***Replacement Equity Participation Shares*** in the Glossary in Section 8), subject to the election to Defer.

The amount of unpaid capital on each Replacement Equity Participation Share will be calculated by dividing the existing unpaid capital of each existing CPM Equity Participation Share by 2.664 (being the Exchange Ratio). The amount of paid up capital per Replacement Equity Participation Share will be calculated by dividing the existing paid up capital of each existing CPM Equity Participation Share by 2.664.

Replacement Equity Participation Shares will have the same rights and vesting conditions as each of the existing Equity Participation Shares. An example of an exchange of Equity Participation Shares is set out at Appendix 4.

(iv) Convertible Notes

Each holder of Convertible Notes will maintain their existing Convertible Notes. Pursuant to the Convertible Note Scheme, the Convertible Note Terms will be amended so that the Convertible Notes are convertible into SPP shares rather than CPM shares at the ratio of 2.664 SPP shares for each CPM share that would have been issued upon conversion. The Price Benchmark at which the SPP shares must trade over 10 days to trigger a right for CPM to redeem the Amended Convertible Notes will be adjusted to A$3.68 per SPP share (being A$9.80 (the current Price Benchmark) divided by 2.664). (see the definition of ***Amended Convertible Notes*** in the Glossary in Section 8).

Convertible Note Scheme Members are not able to Defer from their Scheme.

Even if the Convertible Note Scheme is not approved then CPM will apply to be delisted. CPM intends to continue to meet its obligations under the Convertible Note Terms.

(b) CPM ADRs

(i) Background

BoNY currently has securities accounts with several banks in Australia where the ordinary shares of SPP and CPM are held in custody. These shares are represented by the ADRs delivered by BoNY (or delivered by Bankers Trust Company, Citibank N.A. or Morgan Guaranty Trust Company of New York, but for which BoNY is now acting as successor Depositary) to holders of ADRs. The ADRs are currently issued on an unsponsored basis by BoNY.

(ii) ADRs under the Schemes

Holders of CPM ADRs will exchange their CPM ADRs for Replacement SPP ADRs. Each CPM ADR presently represents 2 CPM Ordinary Shares, and each SPP ADR presently represents 2 SPP ordinary shares. In conjunction with the Ordinary Scheme the number of SPP ordinary shares represented by each Replacement SPP ADR will be increased to 40. Therefore, holders of CPM ADRs will exchange their CPM ADRs for Replacement SPP ADRs in the ratio of one CPM ADR to 0.1332 Replacement SPP ADRs. Each CPM ADR Holder will maintain the same proportional interest relative to other CPM shareholders after the Schemes are Implemented.

The Replacement SPP ADRs issued in exchange for the CPM ADRs will be issued under a new sponsored ADR facility that SPP will establish with BoNY simultaneously with the Ordinary Scheme being Implemented. In addition, BoNY will exchange outstanding SPP ADRs for Replacement SPP ADRs issued under the sponsored SPP ADR facility. The existing unsponsored SPP and CPM ADR facilities will be terminated. The Replacement SPP ADRs are described in Appendix 5.

(c) Registered shareholders and ADR holders resident outside Australia, New Zealand, the US, the UK, Ireland, Jersey and France

Investigation of, and compliance with, the potential securities law restrictions in every country in which CPM has shareholders would be prohibitively costly. Therefore, Scheme Participants whose addresses are recorded in the CPM Register as outside Australia, New Zealand, the US, the UK, Ireland, Jersey and France will not be able to exchange their CPM Securities for Replacement Securities under the Schemes unless, before the Implementation Date (and without being obliged to conduct any investigations into the matter), SPP is satisfied that they can lawfully be issued Replacement Securities pursuant to the applicable Scheme. These shareholders are referred to in this Information Memorandum as Prescribed Foreign Shareholders.

If, following the operation of the previous paragraph, it is determined that a Scheme Participant will not be able to exchange their CPM shares for Replacement Securities under the Schemes, the Replacement Securities which they would otherwise have received will be sold on their behalf by a nominee on a securities exchange within a reasonable period after the Implementation Date, having regard to the desire for such sales not to negatively affect SPP's share price (which would diminish returns to these shareholders). For a Prescribed Foreign Shareholder of Contributing Shares a nominee may, if there are positive net proceeds, pay up the unpaid amount on the SPP contributing shares and sell the resulting fully paid SPP ordinary shares. After sale, the nominee will remit to such holders the proceeds of sale after deducting costs.

As holders of Convertible Notes will not receive any consideration pursuant to the Convertible Note Scheme (as the terms of the Convertible Notes are being amended), no such sale process is applicable. Any conversion of the Convertible Notes into SPP ordinary shares by the holders of Convertible Notes will continue to be subject to the securities law of the countries where they are registered or are otherwise applicable to them.

CPM ADR Holders whose address is shown on the CPM ADR register of the Depositary as outside Australia, New Zealand, the US, the UK, Ireland, Jersey and France will not be able to exchange their CPM ADRs for Replacement SPP ADRs under the Ordinary Scheme unless, before the Implementation Date (and without being obliged to conduct any

investigations into the matter), SPP is satisfied that they can lawfully be issued Replacement SPP ADRs pursuant to the Ordinary Scheme.

If, following the operation of the previous paragraph, it is determined that a CPM ADR Holder will not be able to exchange their CPM ADRs for Replacement SPP ADRs under the Ordinary Scheme, the nominee in coordination with BoNY, will sell the Replacement Securities issued in respect of the Ordinary Shares underlying those CPM ADRs on a securities exchange, on their behalf. Such sale will occur within a reasonable period after the Implementation Date, having regard to the desire for such sales not to negatively affect SPP's share price (which would diminish returns to these shareholders). After the sale, the proceeds, after deducting costs, will then be remitted to these CPM ADR Holders following the surrender of such CPM ADRs to the Depositary.

(d) Deferring Exchange of Securities

One feature of the Ordinary Scheme, Contributing Scheme and Equity Participation Scheme is to allow holders of Ordinary Shares, Contributing Shares and Equity Participation Shares to elect not to immediately participate in the relevant Scheme, as described in Sections 1.8, 3.8 and 3.9.

Deferred Security Holders can not transfer their Deferred Securities during the Deferral Period; any such transfer triggers an automatic exchange into Replacement Securities. Deferred Security Holders must bear any stamp duty payable when they ultimately exchange their Deferred Securities for Replacement Securities in SPP.

The right to Defer from a Scheme is not available to holders of CPM ADRs. If you are a CPM ADR holder and wish to Defer, you must first convert your CPM ADRs to Ordinary Shares to become entitled to Defer (see Appendix 5).

(e) Cross Shareholding

At present, each of SPP and CPM has a significant shareholding in one another, with CPM owning approximately 30.7% of SPP's issued capital, while SPP owns approximately 34.5% of CPM's issued capital. The shareholding held by CPM in SPP will be cancelled by selective capital reduction if approved by shareholders of SPP (with this meeting held at or about the time of the Scheme Meetings) in accordance with the Corporations Act.

This is further discussed in Section 3.12 of this Explanatory Statement.

(f) Fractional entitlements

Any fractional entitlement to Replacement Securities based on the Exchange Ratio will be rounded up or down to the nearest whole number for each Scheme Participant's total entitlement.

In addition, no fractions of Replacement SPP ADRs will be issued. Holders of CPM ADRs will receive the proceeds, if any, after deducting costs from the sale of any fractional Replacement SPP ADRs to which they would otherwise be entitled.

BoNY will use reasonable efforts to sell any fractional entitlements and pay the proceeds, if any, after deducting costs to the ADR holders entitled to them. Further information specific to holders of CPM ADRs is contained in Appendix 5.

(g) Trading of SPP Shares and ADRs

Holders of Ordinary Shares in CPM will, after they exchange, be able to trade their Replacement Ordinary Shares in SPP on the ASX, unless they elect to Defer from their Scheme with immediate effect.

SPP will maintain its quotation of ADRs on the NASDAQ. Current holders of CPM ADRs will exchange those ADRs for Replacement SPP ADRs delivered by BoNY as Depositary.

When all Scheme Participant and Court approvals are received for the Ordinary Scheme and the Ordinary Scheme is Implemented, Replacement Ordinary Shares issued to holders of Ordinary Shares in CPM, and Replacement SPP ADRs issued to holders of CPM ADRs should, shortly thereafter, commence trading on the ASX and NASDAQ respectively (having traded on a deferred settlement basis beforehand). The Replacement Contributing Shares will not be quoted on ASX, as the Listing Rules permit a no liability company to have only one class of quoted partly paid shares. Holders of Replacement Contributing Shares are however able to pay up the uncalled amounts to SPP so that those contributing shares become fully paid SPP ordinary shares and can therefore be quoted on ASX.

(h) Other Implications for the Companies

There will be no change to the underlying joint venture assets and liabilities of the SPP Group. The SPP securities now held by CPM will be cancelled by selective capital reduction, subject to approval by SPP shareholders.

As SPP and CPM have an equal interest in all significant assets, and as the Exchange Ratio has been calculated on the basis of assets per share, the shareholders will maintain the same relative interest in the underlying joint venture assets of SPP and CPM after the Schemes as they held before the Schemes in CPM.

SPP and CPM intend to operate in accordance with the following corporate governance principles:

- CPM will be managed having regard, to the maximum extent permitted by law, to the best interests of the SPP Group without any further regard to any separate or contingent interest of the minority shareholders of CPM;
- the directors of both companies will be identical;

- Deferred Security Holders will receive notice of all general meetings, and all other communications, sent to shareholders of SPP;
- the shareholders of SPP and CPM will receive equivalent economic returns on a per share basis (having regard to the Exchange Ratio under the Schemes) for dividends and distributions;
- for any pro-rata offer made by SPP to its shareholders, the offer will be extended to Deferred Security Holders if they would have been entitled to receive such an offer had they already elected to exchange for Replacement Securities; and
- the shareholders of each company will continue to be entitled to receive dividends from the company in which they presently hold shares.

SPP and CPM will retain their principal places of business in Brisbane and their registered offices in Canberra.

1.3 Conditions Precedent

Each Scheme is subject to a number of Conditions Precedent which are largely necessary to ensure the Schemes can be implemented. A complete list of the Conditions Precedent is set out at Section 3.7, which includes the following:

- that the requisite majority of holders of SPP shares approve amendments to SPP's Constitution to:
    - limit for 2 years from the Implementation Date the maximum shareholding any person or his or her associates can hold to 20% (see Section 3.10 and Appendix 1);
    - adjust the maximum number of Equity Participation Shares that can be issued at any time (and other changes) (see Section 3.11 and Appendix 1);
- that the requisite majority of holders of SPP shares approve a selective capital reduction to cancel CPM's holding of SPP shares in accordance with the Corporations Act; and
- that as a result of the Schemes and the Deferral, SPP will own not less than 80% of the Voting Shares in CPM. The Deferral is subject to scale back by CPM Directors to ensure this Condition Precedent is met (see Section 3.8).

It is also a Condition Precedent to the Equity Participation Scheme, Contributing Scheme and Convertible Note Scheme that the Ordinary Scheme becomes Effective.

1.4 Consequences if some Schemes do not become Effective

Scheme	Approved	Not approved
Ordinary Scheme	Ordinary Scheme proceeds.	All schemes fail.
Contributing Scheme	Will not proceed unless the Ordinary Scheme has also been approved.	Contributing Shareholders retain their shares in CPM. If the Ordinary Scheme is approved, CPM will apply to be delisted so these shares will be less liquid.
Equity Participation Scheme	Will not proceed unless the Ordinary Scheme has also been approved.	Equity Participation Shareholders retain their shares in CPM. If the Ordinary Scheme is approved, once the Equity Participation Shares are paid up and become CPM Ordinary Shares they will become less liquid as CPM will apply to be delisted.
Convertible Notes Scheme	Will not proceed unless the Ordinary Scheme has also been approved.	CPM intends to comply with its obligations under the Convertible Note Terms.

1.5 Benefits of the Schemes

Your Directors believe that implementation of the Schemes has several key benefits, which significantly outweigh the disadvantages. These include:

- creating a simpler corporate structure facilitating easier analysis of the SPP Group's assets and opportunities by the market;
- only one listed company, SPP, which will result in the aggregation of share trading of the two companies and potentially improved liquidity;
- increasing the market capitalisation of SPP, especially for the purpose of representation in share market indices;
- enhancing corporate governance by cancelling the shareholdings held by CPM in SPP;
- orderly transition, over a 2 year period, to a corporate structure that does not have any takeover protection mechanisms;

- providing a simpler vehicle to access capital markets; and
- ensuring that SPP remains a prominent, Australian-listed public company as it continues to grow.

Section 3.2 of this Explanatory Statement explains each of these potential advantages in more detail.

1.6 Potential disadvantages of the Scheme

The Schemes have the following potential disadvantages:

- shareholders who acquired their shares before 20 September 1985 are not subject to Australian capital gains tax on a disposal of those shares, but shares in SPP acquired under the Schemes in exchange for those shares will not retain that status (see Section 6 for further details);
- increased vulnerability to an inappropriately priced takeover after two years;
- certain foreign shareholders are excluded;
- earnings per share will be reduced, due to accounting treatments (see Section 5.4);
- some remaining complexity due to the Deferral mechanism;
- for holders of Ordinary Shares and Contributing Shares who elect to Defer, their shares in CPM will cease to be listed on the ASX;
- shareholders who elect to Defer may be subject to scale back and stamp duty and will no longer have a right to vote in a listed entity (with rights to vote remaining in CPM); and
- implementation costs of approximately A$1.2 to A$1.5 million (see Section 3.3(i)).

Section 3.3 of this Explanatory Statement explains each of these potential disadvantages in more detail.

CPM shareholders will continue to be subject to the same business, country and industry risks they are currently exposed to, which are described at Sections 3.4, 3.5 and 3.6.

1.7 What do I have to do?

You should read this Information Memorandum and Notice of Meeting carefully.

You should exercise your right to vote. The benefits of the restructure are only available if the Schemes proceed.

In order for each Scheme to proceed, it must be approved by a majority of the eligible Scheme Participants present and voting (either in person or by proxy), and by 75% of votes cast (or 75% of the total amount of debts and claims in the case of the Convertible Note Scheme).

In addition, for the restructuring to proceed for any Scheme, the Ordinary Scheme Members and the Court must approve the Ordinary Scheme.

The Board believes the Schemes are in the best interests of all CPM Security Holders and therefore urges you to vote in favour of the Scheme which applies to you.

1.8 Deferring from a Scheme

(a) Who can Defer?

This option is only available to holders of Ordinary Shares, Contributing Shares and Equity Participation Shares.

If the Schemes are approved by Scheme Participants at the Scheme Meetings the eligible holders of Ordinary Shares, Contributing Shares and Equity Participation Shares (that is, Voting Shares) will have 30 days to elect to Defer from their respective approved Schemes. There is a Deferral Form (entitled Election to Defer) at the end of this Information Memorandum which should be completed and sent to the CPM Registered Office by no later than 25 February 2002. **Complete and send this form only if you wish to Defer.**

The Deferral enables shareholders to have some control over the time at which they exchange their CPM Securities under the Schemes and addresses (during the Deferral Period and to the maximum extent possible) the adverse effect of the Schemes on shareholders who acquired CPM Securities on or before 19 September 1985.

(b) Foreign Shareholders

If you have a registered address outside Australia and elect to Defer, that election is subject to the laws of the country where you are registered. CPM undertakes to use its reasonable endeavours, for each country where people who elect to Defer are registered, to comply with any administrative and filing requirements in order for that Deferral to be effective. However, if in the opinion of the directors of CPM these administrative requirements (including costs) place an unreasonable burden on CPM compared with the potential benefits anticipated to be received by the number of shareholders who elected to Defer in that country, then the elections to Defer will be cancelled. If cancelled, such shareholders will participate in their respective approved Scheme.

(c) ADR holders

If you are an ADR holder and wish to Defer, you must first convert your CPM ADRs to Ordinary Shares before you are entitled to elect to Defer. This must be done in the usual way by delivering your CPM ADRs by 5.00 pm (New York time) on **20 February 2002** to BoNY for cancellation with instructions to release the underlying CPM Ordinary Shares and by payment of the usual fee for cancellation of the ADR and by nominating an Australian registered nominee to hold the Ordinary Shares (unless you have an Australian address yourself). You, as the beneficial owner of this Ordinary Share may then direct this nominee to elect to Defer from the Scheme. Specific information relating to holders of CPM ADRs is contained in Appendix 5.

(d) What happens if you Defer?

If you choose to Defer you will continue to hold your existing CPM Securities and you will have the right, by Notice of Exchange effective at any time during the next 10 years, to

exchange each Deferred Security for Replacement Securities at the Exchange Ratio (2.664). If there is a reconstruction of SPP's capital or a bonus issue by SPP during the Deferral Period then there will be a variation of the Exchange Ratio in accordance with Appendix 3 of this Information Memorandum.

If you have not elected to exchange your Deferred Securities within 10 years of the Implementation Date of the applicable Scheme (and in other limited circumstances; see Section 3.9), then your Deferred Securities will be automatically exchanged for Replacement Securities, which will be issued to you. To elect to exchange your Deferred Securities, simply complete the Notice of Exchange and send it to the CPM Registered Office indicating the number of Deferred Securities you would like to exchange for Replacement Securities. CPM will then take all necessary steps to register SPP as the holder of an equivalent number of securities instead of the Deferred Securities and will procure SPP to issue in your name the Replacement Securities and deliver to you either, as applicable, a holding statement or share certificate (and for Replacement Ordinary Shares apply for quotation on ASX of those Replacement Ordinary Shares).

Deferred Security Holders can not transfer their Deferred Securities during the Deferral Period; any such transfer triggers an automatic exchange into Replacement Securities.

Deferred Security Holders must bear any stamp duty payable when they exchange their Deferred Securities for Replacement Securities in SPP. While the deferred transfer of shares will be subject to duty at the rate of 0.6% of the consideration for the transfer under current stamp duty laws, there is a risk that this rate may change over the ten year Deferral Period. There is also a risk that during the Deferral Period the duty on the deferred transfer may become payable at conveyance rates (currently up to 5.5%), rather than the 0.6% rate. Conveyance rates could be payable if during the 10 year Deferral Period the proportion, location and value of land interests of SPP changes so that SPP becomes land-rich for stamp duty purposes in a jurisdiction which would impose land-rich duty on the deferred transfer. Under current law, Queensland would not impose land-rich duty on the deferred transfer.

Deferred Security Holders will remain shareholders in CPM and will continue to have a vote in CPM. As SPP will, after the Schemes, own at least 80% of CPM's Voting Shares then SPP will be able to carry resolutions on most matters (other than resolutions such as varying the rights attached to Deferred Securities). Deferred Security Holders will no longer have a vote in a listed entity.

During the Deferral Period SPP may undertake significant corporate actions that require the approval of its shareholders. Deferred Security Holders would not be able to vote on such matters. If Deferred Security Holders would like to vote on any such matter they should complete and deliver the Notice of Exchange prior to the time of any such meeting of SPP's shareholders.

(e) Scale back of the Deferral

The Deferral is subject to scale back by CPM directors to ensure that as a result of the Schemes and the Deferral, SPP will own not less than 80% of the Voting Shares in CPM (i.e. one of the Conditions Precedent is satisfied).

See Sections 3.8 and 3.9 for further information on the rights of Deferred Security Holders.

Warning: the ability of CPM directors to scale back the Deferral may mean that a proportion of your CPM Securities are immediately exchanged for Replacement Securities and the remainder of your holding is subject to the Deferral.

(f) Impact of US Securities Law

SPP must comply with US Securities laws when issuing Replacement Securities in exchange for Deferred Securities, and these laws may impose significant restrictions on the transfer and resale of Replacement Securities by a Deferred Security Holder.

If only Scheme Participants with registered addresses in Australian elect to Defer (and are allowed to Defer by operation of the terms of the Deferral), SPP may issue Replacement Securities pursuant to an exemption from registration under Regulation S of the US Securities Act of 1933 as an "overseas directed offering". If Scheme Participants with registered addresses outside Australia or the US elect to Defer (and are allowed to Defer by operation of the terms of the Deferral), SPP may issue Replacement Securities pursuant to Regulation S as a "category 3" transaction. However there is a requirement that must be met to qualify for this exemption which means that Deferred Security Holders will be prohibited from transferring for one year their Replacement Securities to a person in the US.

If Scheme Participants in the US elect to Defer (and are allowed to Defer by operation of the terms of the Deferral) then SPP have additional steps to take in order to comply with US securities laws applicable to the issue of the Replacement Securities.

1.9 Options

(a) Sunoco Options

CPM has issued 4,629,000 options to subscribe for Ordinary Shares to Sunoco Inc pursuant to a subscription agreement dated 6 April 2001. SPP and CPM have offered Sunoco Inc to enter into a deed, conditional upon the Ordinary Scheme becoming Effective, to cancel these options in exchange for the issue of options to acquire 12,331,656 (4,629,000 x 2.664) ordinary shares in SPP. The operation of this deed is conditional upon the Ordinary Scheme becoming Effective.

(b) Guarantee Facility Options

Subject to shareholder approval at Extraordinary General Meetings to be held on 21 December 2001, CPM may issue (each for an option price) Guarantee Facility Options which have rights of exercise over up to 3,775,500 CPM Ordinary Shares and SPP may issue Guarantee Facility Options, each for an option price, as to 10,050,000 SPP ordinary shares (assuming an exchange rate of A$1 per US$0.50) to Mr John Val Browning, a director of SPP and CPM, for a US$7.5 million guarantee facility provided by Mr Browning. SPP and CPM have offered to enter into a deed with Mr John Val Browning whereby the parties agree to cancel the CPM options in exchange for the issue by SPP of further options, each for an option price, to acquire up to 10,057,932 (3,775,500 x 2.664) ordinary shares in SPP in lieu of these CPM Guarantee Facility Options. The operation of that deed will be conditional upon the Ordinary Scheme becoming Effective.

1.10 Do I have to pay Australian capital gains tax?

This summary (and the summary set out at Section 6) of the Australian Capital Gains Tax considerations of the Schemes is neither exhaustive nor definitive. It is not intended as advice and should not be relied on as advice. You should consult your own professional adviser about the tax considerations of participating in the Scheme in your particular circumstances.

(a) Post-CGT Holders

Scheme Participants who receive Replacement Securities and are subject to Australian capital gains tax as a result of the Scheme will be eligible to elect for capital gains tax scrip-for-scrip rollover relief such that no capital gains tax liability is expected to be payable when their Scheme is implemented.

Australian tax paying Scheme Participants who receive Replacement Securities can choose to obtain rollover relief when interests held in one entity are exchanged for replacement interests in another entity.

The replacement interest for shareholders of the target company must generally be shares in the acquiring company. In addition, substantially the same terms must be made for each of the types of Scheme Participants, which is the case in the Schemes.

This so called 'scrip-for-scrip' rollover relief only applies when the exchange would otherwise result in a capital gain. Hence, if a capital loss would arise, there is no rollover.

As a consequence of the Schemes, SPP must become the owner of at least 80% of the Voting Shares in CPM in order for the rollover relief to be available to Scheme Participants. Limitations on the level of Deferral permitted will ensure that this requirement will be met if the Schemes become Effective.

(b) Pre-CGT Holders

This Section should be read in conjunction with, and is subject to, the full particulars contained in Section 6.1 of this Explanatory Statement.

If you acquired your CPM Securities on or before 19 September 1985 and if they have retained their pre-CGT status, you will have no capital gains tax to pay as a result of the Schemes. However, your Replacement Securities would be subject to the operation of the capital gains tax provisions if you sell those shares in the future and you will have a cost base equal to the last sale price on the day of issue of the Replacement Securities under the Scheme.

1.11 Accounting impact

If the Schemes are approved, SPP's consolidated accounts for future financial years will incorporate the assets, liabilities and results of CPM. Pro forma financial information based on the Half Year Accounts as at 30 June 2001 for SPP and CPM and comments thereon are provided in Sections 5.2, 5.3 and 5.4. As a result of SPP paying consideration in excess of the book value of CPM's net assets, the pro forma financial information also includes an amount representing additional exploration and evaluation assets taken up on consolidation of CPM. The pro forma information should be read in conjunction with assumptions detailed in Section 5.2.

1.12 What do the Board of Directors recommend?

Your Directors unanimously recommend that you approve the Schemes by voting in favour of the resolutions required to implement the Schemes, as they intend to do for their own holdings.

1.13 What does the Independent Expert say?

KPMG Corporate Finance was appointed by CPM to assess independently the merits of the Schemes for Scheme Participants. In its capacity as the Independent Expert, KPMG Corporate Finance has concluded that the Schemes are in the best interests of Scheme Participants.

A copy of the Independent Expert's report is set out at Appendix 2.

1.14 When will I know the result?

The results of the Scheme Meetings to approve the Schemes will be available soon after the conclusion of those meetings and will be announced to the ASX shortly thereafter.

If the Schemes are approved by Scheme Participants at their meetings, the Court will be asked shortly after those meetings to make binding orders approving the Schemes.

1.15 In summary, what are the changes to SPP's equity capital if the Schemes are Implemented?

The following table summarises, in basic terms, some of the principal changes which will result from implementing the Schemes.



Issue	Pre-Schemes SPP①	Pre-Schemes CPM①	Replacement SPP②	Post-Schemes SPP②
Ordinary Shares				
Number of Shares on Issue	321,010,810	116,850,732	193,843,861	407,342,981
ADR sponsorship	No	No	Yes	Yes
Shares per ADR	2	2	40	40
Contributing Shares				
Number of Shares on Issue	2,595,247	849,629	2,218,124	4,780,871
Quotation	Yes	Yes	No	Existing Yes
Amount unpaid	40.0c	25.0c	9.384c	Various
Equity Participation Shares				
Number of Shares on Issue	27,976,151	10,596,452	27,920,590	55,584,241
Convertible Notes				
Number of Notes on Issue	4,550,000	1,920,000	Same③	
Face Value	$3.30	$7.80	$7.80	
Option Exercise Price	$3.30	$7.80	$2.93	
Price Benchmark	$4.15	$9.80	$3.68	
Conversion	4,550,000 SPP shares	1,920,000 CPM shares	5,114,880 SPP shares	9,664,880 SPP shares

① All quantities of shares include existing cross shareholdings

② Assuming the cancellation of CPM's shareholdings in SPP and 100% exchange, ie; no Deferral by CPM holders.

③ CPM Notes will continue to exist. Subject to the proposed amendments to their terms pursuant to the Convertible Note Scheme, they will be convertible, at the holder option, into 2.664 SPP shares. Face values and Price Benchmarks have been similarly adjusted.

There will be no changes in the following:

- SPP's voting rights;
- SPP's listing on ASX;
- dividend policies; and
- policies or statutory obligations regarding disclosure and reporting.

1.16 What if I still have questions or want more information?

- You can call **1800 65 65 06** on weekdays between **8.00** am and **6.00** pm (Brisbane time).

2. BACKGROUND TO THE SCHEMES

2.1 The business

SPP and CPM (SPP Group) are pioneering the development of a new oil shale industry by adapting and implementing a new technology to Australia's world-class oil shale deposits. SPP Group have interests in ten oil shale deposits located in central Queensland, Australia, which contain a mineral resource of 17.3 billion barrels of shale oil (net interests). SPP Group believe that the oil shale deposits are particularly attractive because they:

- are silica based, facilitating the extraction of oil from the shale and subsequent land rehabilitation;
- contain low levels of impurities such as sulphur;
- can be mined by low cost open pit mining;
- have low overburden to ore ratios; and
- are located close to infrastructure and deep water ports.

The SPP Group jointly commenced exploration for oil shale in 1973. The initial focus of the SPP Group was on identifying oil shale deposits with potential for the lowest production costs in the world. The SPP Group's research and exploration techniques led to the initial discovery of the Rundle deposit in Queensland, Australia in 1974, followed by its adjacent southern neighbour, the Stuart deposit in 1977. Following further discoveries in the 1970s and more recent acquisitions, the SPP Group and other joint venture partners, currently hold joint title to ten Australian oil shale deposits of significant size.

After substantial investment in research for suitable technologies by the SPP Group and various joint venture partners during the 1980s, the SPP Group selected and adapted a processing technology called the Alberta-Taciuk Processor (ATP), for development of their oil shale deposits. The SPP Group believe that the ATP is cost effective technology well suited to its oil shale deposits. The SPP Group testing has shown that using ATP technology to extract oil from the oil shale deposits in Australia, coupled with relatively standard oil upgrading technology to process the extracted oil, can produce high quality, clean oil products with low levels of sulphur. The SPP Group view this as an environmental advantage particularly when compared to some crude oils used as feedstock by Australian refineries, which generally have a higher sulphur content.

Since the mid-1980s, the SPP Group has focused its efforts on progressing the development of ATP oil shale processing technology. Since 1990, SPP has been focused in particular on development of the Stuart Project.

In 1997, the SPP Group signed a joint venture agreement with the Suncor Group, a Canadian energy group, to develop the Stuart oil shale deposit. The Stuart deposit is located near Gladstone on the coast of central Queensland, Australia. The Suncor Group also had an option to attain a 50% interest in future commercial stages of Stuart development and received options (in the form of restricted class shares) to acquire SPP and CPM ordinary shares.

Through the Stuart Project joint venture, the SPP Group has embarked on the first stage of developing the Stuart deposit to commercial production, Stuart Stage 1. The joint venture completed construction of Stuart Stage 1 in April 1999, and subsequently the Suncor Group, as project operator, took over commissioning the plant.

On 6 April 2001, the SPP Group acquired the Suncor Group's 50% interest in the Stuart Oil Shale Project. The SPP Group now own 100% of the Stage 1 plant, which has involved an investment, to 30 September 2001 project costs of A$321 million, and have assumed operatorship.

As a result of the transaction, SPP issued 2,500,000 ordinary shares and 12,500,000 options and CPM issued 926,000 Ordinary Shares and 4,629,000 options to the Suncor Group. In addition, 57,000,000 SPP restricted class shares and 18,850,000 CPM restricted class shares that were previously held by the Suncor Group were surrendered back to the companies and cancelled.

The SPP Group file with the ASX and furnish to NASDAQ identical and regular Stuart Project updates.

With a design production capacity of 4,500 barrels per stream day (based on operating for a full 24 hour per day basis), Stuart Stage 1 is intended to demonstrate the technical and operational capabilities of the ATP technology. It is currently anticipated that the second and third stages of the Stuart Deposit, known as Stuart Stages 2 and 3 could increase total production for the entire Stuart Project of up to 120,000 barrels of oil per stream day.

2.2 Background to twin company structure

In 1968 when CPM and SPP were first formed, a tax regime existed in Australia which treated companies differently for tax purposes based on whether they were petroleum or mineral exploration companies. Since the SPP Group's founders intended to undertake both petroleum and mineral exploration, they formed two separate companies to take advantage of the applicable tax regime. Accordingly, SPP was formed to pursue petroleum exploration and development, and CPM was formed to pursue mineral exploration and development. A cross-shareholding was established soon after formation of the companies with the original objective of diversifying and sharing the risks, and benefits, of exploration failures, and successes, between the shareholders of each company. Both companies conducted initial public offerings and were listed on the Australian Stock Exchange in 1968. In 1972 this differential tax regime was removed.

When the Companies decided to become actively involved in the development of oil shale in 1973, the SPP Group

agreed that as this industry embraced both mining and oil technology any interests that either of them acquired would be taken up on a 50:50 basis between them.

Though CPM and SPP are separate companies, they are effectively operated and managed as a single entity. CPM and SPP have the same Board of directors, management and facilities and they own all their significant assets on a 50:50 basis. At present, CPM and SPP each maintain a significant cross-shareholding in each other, with CPM owning approximately 30.7% of SPP's issued capital, while SPP owns approximately 34.5% of CPM's issued capital.

Each and every feature of the two companies correlates with the other, with the exception of some inactive mineral interests held by CPM. The two companies have been run in a manner which ensures that revenue, expenditure, capital, assets and liabilities are allocated, as closely as possible, on a 50:50 basis.

The managerial focus, as facilitated by identical Boards, has been to ensure that the two separate companies do everything in their means to ensure that the two companies operate practically as one entity.

The implementation of the Schemes will simplify the group structure through improving analysis and removing the cross-shareholding.

3. IMPORTANT CONSIDERATIONS FOR SCHEME PARTICIPANTS

3.1 Introduction

The purpose of this Section is to set out relevant considerations for Scheme Participants, when deciding whether or not to approve the proposed Schemes. These considerations include:

- benefits of the Schemes;
- disadvantages of the Schemes;
- risks and other considerations associated with the Schemes;
- other alternatives considered by the Board;
- a more detailed explanation of features of the Schemes; and
- the recommendation of the Board on whether to vote for the Schemes.

3.2 Benefits of the Schemes

(a) Creating a simpler corporate structure

After the Schemes, SPP will be the parent company, with CPM as its greater than 80% controlled subsidiary that is consolidated. This will help simplify the analysis by the market of the opportunities of their business.

(b) One single listed entity, SPP

SPP will be the sole company listed on the ASX and quoted on NASDAQ. This single quotation should improve liquidity, as trading in two almost identical companies will be aggregated. It will also obviate questions as to the reasons behind two public twinned companies.

(c) The opportunity to maximise the market capitalisation of the entities, especially for exchange indexation purposes

As a result of the Schemes and the consequent delisting of CPM there will be a higher capitalisation of the listed entity, SPP. The higher market capitalisation will potentially attract prospective investors/shareholders.

As a result of the Schemes being approved and implemented, SPP should remain an ASX 300 company and may have greater opportunities to become an ASX 200 company. Attaining such a position on the ASX 200 index may allow SPP to access capital in a more efficient and effective manner.

(d) Enhancing corporate governance

The Schemes will result in a single Board of directors overseeing the business of CPM and SPP, as one group. As a part of the restructuring, CPM's shareholding in SPP will be cancelled.

(e) Orderly transition to a structure that does not have any takeover protection mechanisms

Following implementation of the Schemes and the approval by SPP shareholders of the selective capital reduction, the 107,856,690 shares in SPP held by CPM, which represents approximately 30.7% of the Voting Shares of SPP, will be cancelled.

Elimination of CPM's shareholding in SPP removes a deterrent for any future takeover bid for CPM and/or SPP.

However, as the directors believe SPP's shares will be vulnerable to an inappropriately priced offer after the Schemes, they propose that, as a transitional arrangement, the Schemes are subject to a Condition Precedent that a change to SPP's Constitution be approved to limit for 2 years from the Implementation Date the maximum shareholding of any person, and his or her associates, to 20%. ASX have approved such a constitutional change.

During the next two years additional funding is expected to be sought for Stuart Stage 2, including from potential industry partners. As of 16 November 2001, CPM and SPP's share price were A$1.52 and A$0.66 respectively. This is close to the lowest share prices posted since December 1995 before the proposed joint venture with Suncor Inc. on the Stuart deposit was announced, despite the substantial investment and technical progress of the Stuart Stage 1 Project. The proposed constitutional change will provide greater control over any negotiations with such potential partners.

In the long term, the elimination of CPM's shareholding in SPP and the lapse of these interim provisions is an advantage for shareholders. This provision is discussed in greater detail in Section 3.11 of this Explanatory Statement.

(f) Providing a simpler vehicle to access capital markets

SPP is expected to provide a more attractive company for all investors due to:

- the more efficient single listed structure discussed above; and
- the continued NASDAQ quotation of SPP ADRs.

In addition, these two factors are expected to enable an easier registration in the US when and if such a step is undertaken, which is a pre-requisite for any public US capital raising.

(g) Ensuring that SPP remains a prominent, Australian-listed public Company as it continues to grow internationally

CPM and SPP's primary business is to develop its oil shale deposits located in Queensland, Australia and to bring to full commercial production the ATP technology. CPM and SPP's headquarters and management are located in Australia and a significant proportion of their shareholders and noteholders are resident in Australia. In considering the various options available to CPM, in addition to the Schemes, the directors considered the benefits and detriments of migrating CPM and SPP to another jurisdiction or establishing a primary listing on an exchange

other than the ASX. However, the directors are satisfied that there are benefits in maintaining a primary listing on the ASX during the transition of SPP through the commercial pilot and proof of viability of the ATP technology and the international capital offering required to do so. The directors have received from the ASX various waivers to allow changes to the constitution of SPP contingent upon approval of the Scheme. The ASX has granted the necessary waivers which are further described in Section 7.14.

3.3 Potential Disadvantages of the Schemes

The Schemes have the following potential disadvantages:

(a) Loss of pre-CGT status for Australian Capital Gains Tax

Australian resident shareholders (and certain non-residents who, either alone or together with associates own, or have owned in the last 5 years, at least 10%, by value, of the shares in CPM) who acquired their CPM Securities prior to 20 September 1985 and have retained the associated pre-CGT status are currently exempt from capital gains tax on any gain arising from the sale of those CPM Securities and cannot claim any capital loss that may arise on their disposal. Replacement Securities exchanged for pre-CGT CPM Securities will be deemed for Australian tax purposes to have been acquired at the time the Replacement Securities are issued. These Replacement Securities will carry a CGT cost base equal to the last sale price of SPP Securities on the day of issue. As a result, such Scheme Participants will be subject to Australian tax on any capital gain that arises upon any future disposal of those SPP Securities, calculated by reference to that cost base.

(b) Vulnerable to inappropriately priced takeover, after two years

While the cessation of the cross-shareholding may be perceived as an advantage by many Scheme Participants (as discussed in Section 3.2(e) above), the present cross-shareholding inhibits a person from making an inappropriately priced takeover bid for SPP and/or CPM at a time when the shares are trading close to a five-year low.

A Condition Precedent to the Schemes - that SPP's Constitution be amended to limit for 2 years from the Implementation Date the maximum shareholding of any person and his or her associates to 20% - ensures an inappropriately priced takeover cannot be made during this 2 years. This also eliminates the opportunities of shareholders to attain any potential takeover premium for their shares during this period.

(c) Certain Foreign Shareholders Excluded

As stated in Section 1.2(c), shareholders from certain countries are likely to be excluded from receiving Replacement Securities. Their Replacement Securities will be sold by a nominee and their net proceeds, if any, after deducting costs remitted to them. To the extent such holders wish to remain as shareholders or if their tax position is adversely affected, they will be disadvantaged.

(d) Earnings per share reduced

If the Schemes are approved, it is expected that earnings per share and returns available to shareholders will be negatively impacted by the effect of the amortisation of the exploration and evaluation assets taken up on consolidation of CPM. Australian GAAP require this to be amortised over the period benefits are expected to be achieved from the assets, which will result in lower profits/higher losses than if SPP did proceed to acquire CPM. Further information on this issue is provided in Section 5 of this Explanatory Statement.

(e) Deferred Holders

(i) Scale back

In order to satisfy the Condition Precedent of a minimum acceptance of 80%, directors of CPM may scale back the number of securities of CPM Security holders who elect to Defer (see Section 3.8). In the event and to the extent of a scale back, those Scheme Participants would not be able to Defer the exchange of their securities.

(ii) No transfers

During the Deferral Period, the Deferred Security Holders will not be able to transfer their Deferred Securities other than to SPP. Any purported transfer will trigger an exchange into Replacement Securities.

(f) Some remaining complexity due to the Deferral mechanism

The Deferral mechanism results in a complication to a simple structure during the 10 year period when there may remain Deferred Security holders. However, during this period, SPP will have at least 80% control of CPM and the CPM board will have the right to have regard to the interests of the SPP Group as a whole and not the minority interests of the remaining CPM shareholders.

(g) Delisting and Stamp Duty

Upon implementation of the Schemes, CPM will apply for delisting and, if delisting is granted by the ASX, CPM Ordinary Shares and Contributing Shares will cease to be quoted on the ASX. A Deferred Security Holder will also be required to pay any stamp duty payable when they exchange their Deferred Securities for Replacement Securities in SPP (see Sections 1.2(d), 1.8(d) and 3.9(h)).

(h) Voting in CPM

Deferred Security Holders will remain shareholders in CPM and will continue to have a vote in CPM. As SPP will after the Schemes own at least 80% of CPM's Voting Shares, then SPP will be able to carry resolutions on most matters (other than resolutions such as varying the rights attached to Deferred Securities). Deferred Security Holders will no longer have a vote in a listed entity.

(i) Implementation costs of approximately A$1.2 to A$1.5 million

One-off costs associated with implementing the Schemes are expected to be approximately A$1.2 to A$1.5 million.

These costs are not expected to be reduced by savings arising from simplification of the group structure as these are expected to be relatively insignificant.

3.4 Risks and other considerations

(a) Risks associated with the Schemes

(i) Potential short-term price weakness

Some existing shareholders may not be able or willing to hold an investment in SPP after the Schemes are implemented. Consequently, such shareholders may be forced or choose to sell their investments rather than receiving or holding SPP securities.

Any such selling, if at material levels, may result in short-term share price weakness for CPM prior to the Schemes becoming Effective.

(ii) Share market performance of SPP

While the Board believes enhanced share market performance could be achieved by SPP over time, as the benefits of the restructuring proposal are realised, no assurances as to future performance can be given. Furthermore, there are a number of risks associated with the operations of the SPP Group as well as factors beyond the control of SPP which could impact on the share market performance of SPP over time.

These risks relate to the SPP Group's business operations which are not expected to change as a result of the Schemes. Thus these risks would be expected to impact on the share market performance of both CPM and SPP whether or not the Schemes are implemented.

The key risk factors include: Stuart Stage 1 under-performs; commercial scale oil shale plants based on ATP technology might never be successfully constructed or operated; a lack of capital; environmental issues related to mining and industrial plants; dependence on supply and cost of engineering, manufacturing and construction materials; stoppages and delays arising from industrial disputes, civil unrest, protests and work accidents; no firm purchase commitments; estimates of reserves and resources may be incorrect; certain inherent operational hazards; economic, political and legal developments; native title claims; the consequences of product failures or defects; exposure to environmental or other legal proceedings; risks of conducting business internationally; volatility in financial and currency markets; acts of war or terrorism; and foreign exchange risks.

(b) Risks common to CPM and SPP that are unrelated to the Schemes

The following are risks that are common to both CPM and SPP and are not directly related to the Schemes.

(i) A history of losses expected to continue

The Operating Profit/(Loss) after tax for both CPM and SPP are tabled below.

Accounting Period	SPP②	CPM②
6 months ending 30 June 2001①	(12.3)	(12.0)
12 months ending 31 December 2000①	(12.6)	(13.3)
12 months ending 31 December 1999①	(1.6)	(1.6)
12 months ending 31 December 1998	(1.1)	(1.3)
12 months ending 31 December 1997	0.6	0.5
12 months ending 31 December 1996	0.1	0.0

① Equity accounting was adopted in the 12 months ended 31 December 1999 – accordingly, results from (and including) that year incorporate a share of the Associate's Profits or Losses for these years.

② A$ ('000,000)

The SPP Group anticipates that it will continue to incur operating losses during the development of Stuart Stages 1, 2 and 3 due to the significant levels of expenditure that will be required to carry out the development of those stages. Given that Stage 1 of the Stuart Project has not yet been proven to be operationally successful at design capacity, the SPP Group cannot assure that it will ever generate sufficient revenue to achieve profitability in the future. Even if the SPP Group attains profitability, it may not be able to sustain or increase profitability on a period to period basis in the future.

(ii) SPP has not yet operated the Stage 1 facility to design capacity or availability

CPM and SPP have not operated the Stuart Stage 1 facility to design capacity or availability and have only very limited operating history. As such, there can be no assurances of the continued operation of Stuart Stage 1 or the future viability of the ATP technology. This makes it difficult to evaluate the SPP Group's prospects for future operations. Prospects must be considered in light of the risks, expenses and difficulties the SPP Group may encounter as a company seeking to adapt a new technology. If the SPP Group is unsuccessful in addressing these risks and uncertainties, its business and operational and financial results may be materially and adversely affected.

(iii) Reliability of any estimates of future performance of SPP operations at design capacities

It may be some time before the SPP Group can establish sufficient operating history to enable it to demonstrate the likely performance of Stuart Stage 1, and to extrapolate estimates for Stuart Stages 2 and 3. If, due to the lack of historical data, the SPP Group estimates in relation to matters, including:

- capital requirements for the development of future stages of the Stuart Project;
- operating costs and other input requirements for Stuart Stages 1, 2 and 3;
- outputs such as process recoveries and quantity and quality of project production; and
- the timing for development of future stages of the Stuart Project,

turn out to be inaccurate, they could affect the economic viability of current and future stages of the Stuart Project and could have a material and adverse effect on the SPP Group's business and operational and financial results.

(iv) Limited operating experience

Prior to April 2001, CPM and SPP were dependent on their co-venture partner, Suncor Group, for its experience in operating oil mining and processing facilities, and its financial resources. Suncor Group had made a financial commitment to Stuart Stage 1 and Suncor Energy Management Pty Ltd, a part of the Suncor Group, was contracted as the operator for Stuart Stage 1. Suncor Group sold its interest in the Stuart Project in April 2001 to the SPP Group. Suncor's termination of its commitment to the Stuart Project could hinder the progress and possible success of the Project which could have a material adverse effect on the SPP Group's business, results of operations and financial condition.

Upon the acquisition of Suncor's interest, Southern Pacific Petroleum (Management) Pty Ltd (**SPPM**) a subsidiary of SPP, took on the role of operator for Stuart Stage 1. As this transition involved the repatriation of only four Suncor Group employees, SPPM was able to retain the majority of the operational experience pertaining to the project at that time. SPPM has, since the acquisition, operated the Stuart Stage 1 plant for only a total of 61 days (to 31 October 2001) on shale feed, which has produced approximately 150,000 barrels of product. The limited operational experience of SPPM could have a material adverse effect on the SPP Group's business, results of operations and financial condition.

(v) Conditions of authority to operate Stuart Stage 1 under review

The Stuart operations are currently being undertaken pursuant to a transitional authority. This transitional authority brings together instruments of the Mineral Resources Act (1989) and the Environmental Protection Act (1994) under a single legislative instrument, the Environmental Protection and Other Legislation Act (2000). The SPP Group is currently reviewing their environmental management overview strategy (which will incorporate the outcomes of those environmental management programmes) with a view to developing appropriate conditions for inclusion in a new environmental authority (mining activities).

The SPP Group proposes that when they have completed their internal review they will make a voluntary application to convert the transitional authority to an environmental authority in which case the SPP Group's proposed conditions will form the basis of negotiations with the Environmental Protection Agency of the conditions to be included in an environmental authority issued by the Environmental Protection Agency.

There is no guarantee that the SPP Group's proposed conditions or its application will be accepted. The Environmental Protection Agency may include different or additional conditions if it considers them to be appropriate. Adverse changes to the SPP Group's proposed conditions could materially prejudice current Stage 1 operations, and the commercial viability of subsequent stages of development.

(vi) Commercial scale oil shale plants might never be successfully constructed

To date, no commercial scale oil shale plant based on the ATP technology has been constructed. Success depends on the SPP Group's ability to economically design, construct, operate and obtain financing for an oil shale plant based on the ATP technology on a commercial scale. The successful construction and operation of a commercial oil shale plant or plants based on ATP technology depends on a variety of factors, a number of which are outside the SPP Group's control.

There is the risk that the further scale-up of the ATP to the commercial size required to move to Stuart Stage 2 will not be able to be achieved. This will form the basis for large scale commercial facilities in Stuart Stage 3 and Stuart Stage 4. The final capacity of the Stuart Stage 3 plant has not finally been determined. As currently envisaged, it will involve the construction of a plant producing between 65,000 and 100,000 barrels of oil per day and require successfully undertaking further technological development, including the risks associated with scaling-up the ATP from Stuart Stage 1 to larger units in Stuart Stages 2 and 3. There can be no assurance as to the ability of the SPP Group to complete the required scale-up.

(vii) Failure to obtain additional capital

In an announcement lodged with the ASX dated September 21, 2001, CPM and SPP stated their intention of seeking financing of up to A$40 million to enable a proposed optimisation program for Stuart Stage 1 to be undertaken in 2002. This program is designed to de-bottleneck the plant, in particular the drying capacity and to increase plant availability in order to achieve sustained operating rates closer to nameplate capacity.

Toward this goal, CPM and SPP are arranging a US$7.5 million unsecured standby Guarantee Facility for up to 3 years. This facility is being developed with the support of a SPP Group shareholder and Director, Mr John Val Browning, and for which shareholder approval is being sought.

The SPP Group are continuing to pursue additional funding of up to A$40 million to supplement the Guarantee Facility.

If the SPP Group does not obtain part or all of the capital required, it is unlikely that the Stage 1 Project will be able to meet its design capabilities. This would have an adverse affect on future Project cash flows, the ability of the companies to move to commercial-scale operations and the financial condition of the companies in general.

The SPP Group can give no assurance that shareholders will approve the Guarantee Facility nor give any assurance that they will be able to obtain any additional financing.

(viii) Failure to obtain substantial additional capital

Estimates or actual additional capital costs may exceed currently available capital and failure to obtain additional capital on acceptable terms or at all could result in material dilution, assignment or penalties relating to the SPP Group's interest or involvement in Stuart Stage 1 and adversely affect the financial condition of the SPP Group in general. As at 30 September 2001, CPM and SPP had available funds under management of A$31.6 million.

In order to proceed to develop Stuart Stages 2 and 3, the SPP Group will be required to raise substantial additional capital in the future. The SPP Group currently expects that it will sell a part interest in the Stuart Project to a partner to raise some funds and to share the development costs of Stuart Stages 2 and 3. There is no assurance that the SPP Group will be able to raise such capital when it is required or that the terms associated with providing such capital will be satisfactory to the SPP Group. If the SPP Group is unable to raise such capital, then the Stuart Project will not progress beyond its present operations.

(ix) A commercial-scale oil shale plant based on the ATP technology might not produce results, including those already demonstrated on a pilot plant basis necessary for success and in Stuart Stage 1, and that plant could be adversely impacted by mechanical or process problems or other construction or operating issues

A variety of results necessary for successful operation of the ATP technology could fail to occur at a commercial-scale ATP and plant as proposed for Stuart Stages 2 and 3 respectively. Results that could cause a commercial oil shale plant to be unsuccessful include:

- technical, process and mechanical problems associated with a scale up to a larger diameter ATP kiln and/or associated processing equipment;
- technical, process and operational problems associated with the integration of multiple ATP units and processing modules in a single plant;
- inability of plant and equipment to attain adequate rates of availability or reliability due to technical, process or mechanical problems;
- inadequate temperature, pressure and/or heat transfer controllability due to increased volume, throughput, and/or any internal re-configuration within the ATP;
- hydrocarbon output volume or process yield could be adversely affected due to factors including poorer than expected amounts and quality of oil shale feedstock, inadequate temperature, pressure and/or heat transfer controllability, inefficient pyrolysis of the shale within the retort zone, ability of the ATP and ancillary equipment to handle particulate matter, or generation of excess emissions;
- unanticipated increases or additions to capital cost items and operating cost inputs;
- the SPP Group's inability to comply with and costs that may be incurred in complying with future environmental and other regulatory legislation.

In addition, development, construction or operating issues may also impact the proposed plants at Stuart Stages 2 or 3, including the size of the equipment, the amount and quality of oil shale feedstock, the ability to find a suitable contractor to construct the plant at an economically acceptable cost, regulatory approvals and access to resources. There may be other conditions that the SPP Group has not been able to anticipate.

(x) The ATP technology may become obsolete

There are other technologies that exist for the purpose of producing hydrocarbons from oil shale. The SPP Group cannot assure you that other oil shale technologies will not be successfully developed and demonstrated on a commercial scale basis.

As a result, the SPP Group's ability to create and maintain technological advantages will be important to future success. As new technologies develop, the SPP Group may be placed at a competitive disadvantage, and competitive pressures may force the SPP Group to implement new technologies at substantial cost.

(xi) Reliance on the Licence of the ATP technology

The SPP Group relies on a licence of the ATP technology in relation to the conduct of the Stuart Project which is the most significant portion of its business. While agreements are in place to protect rights in relation to this technology, the SPP Group cannot assure that such agreements will provide all necessary rights to use that technology in the future. If the SPP Group were not able to continue to use the ATP technology it would have a material adverse effect on business, results of operations and financial condition.

(xii) The SPP Group depends on key personnel to achieve success

Success substantially depends on the skills, experience and performance of directors, executive officers and key technical staff. The SPP Group's ability to implement their business strategy may be constrained, and the timing of

implementation may be adversely impacted, if they are unable to attract and retain sufficient personnel with the required skills and experience.

(xiii) Changes to legislation concerning gasoline excise tax or tax exemptions that apply to demonstration oil shale plants may have a material adverse affect

The Australian Federal Government passed legislation in 1993 to allow producers of naphtha from oil shale at approved demonstration plants to receive payment of the excise collected on unleaded gasoline derived from this naphtha. Under the legislation, the excise will be collected by the Australian Federal Government from the users of the unleaded gasoline and then be paid to the Stuart Stage 1 project. The legislation applies to the first 600,000 barrels of unleaded gasoline per annum and expires on 31 December 2005. During this period, the payments are expected to account for approximately half of the project's total estimated annual revenues. Any negative change to the amount of excise duty, the payments to the project or the relevant legislation may have a material adverse affect upon the cash flow of Stuart Stage 1.

The SPP Group is also required to pay other State government royalties, direct and indirect taxes and other imposts. The SPP Group's financial position can be affected by changes in government taxation policies or in the interpretation and application thereof.

(xiv) Economic application of oil shale plants based on ATP technology depends on favourable crude oil prices and other energy and product prices

The SPP Group believes that the ATP technology can be scaled up to be cost effective, based on current preliminary engineering and cost estimate assumptions and assuming average oil prices in the range of at least US$15 to US$20 per barrel will generally prevail. However, the markets for oil and natural gas have historically been very volatile and are likely to continue to be very volatile in the future. During 1998 crude oil prices fell to historically low levels of about US$10-$12 per barrel and could return to these, or lower prices, in the future. World crude oil supply and prices have been, and will likely continue to be influenced by a limited number of major oil producing countries whose marginal cost of production is less than US$10-$12 per barrel.

The SPP Group cannot assure that either the current engineering and cost estimates, or current market price levels, will be sustained or that the SPP Group will be able to produce oil on an economic basis in light of prevailing market or product prices from time to time. Any substantial or extended decline in the price of oil, including light or heavy grades, could have a material adverse impact on the development of the Stuart Project, business, results of operations and financial condition.

(xv) Dependence on suppliers for goods and services, in particular engineering, manufacturing and construction companies and other project development support companies

The SPP Group utilises, and intends to continue to utilise, third party suppliers and component manufacturers in the design and construction of the ATP required for Stuart Stages 1, 2 and 3. If third party suppliers are unable to provide services or components for the oil shale plants required for Stuart Stages 2 or 3 in a timely manner and within specifications, the SPP Group could experience material delays, or construction plans could be cancelled. In the event of any material delay or cancellation, the project partners may elect to identify and contract alternative suppliers in order to complete design, manufacture, construction or preparation of the plant for production. The SPP Group do not have any experience in, or facilities for the design or manufacturing of components for producing or constructing the ATP or other specialised plant required for Stuart Stages 1, 2 or 3. Consequently, the SPP Group depends on third parties to provide goods and services to design, manufacture and construct the oil shale plants for Stuart Stages 1, 2 and 3.

(xvi) Lack of firm purchase commitments for Stuart Stage 1 product

The SPP Group has no firm purchase commitments for products produced from Stuart Stage 1. A limited quantity of products has been sold from Stuart Stage 1 and the SPP Group cannot assure that the products produced will continue to meet the specifications required by, or will be otherwise acceptable to potential purchasers. Failure to be able to readily sell product produced by Stuart Stage 1 or any other product produced from the Stuart Project would adversely affect cash flow and production.

(xvii) Approvals for future developments

Stuart Stages 2 and 3 and any other future oil shale development projects will be subject to laws and regulations regarding new project and environmental approval. All such necessary approvals for Stuart Stage 1 have been attained and the SPP Group has commenced the process of applying for the necessary approvals for Stuart Stage 2. However, the SPP Group cannot assure that they will obtain any or all of the necessary approvals for Stuart Stages 2 and 3, or other future projects. If the SPP Group fails to obtain such approvals it would prevent the development of those stages and/or other projects which would have a material adverse effect on business, results of operations and financial condition.

(xviii) Legal action against the SPP Group

One legal action has been commenced against the SPP Group and its former joint venture partner, and others have been foreshadowed as possible, relating to alleged odour and noise emissions from the Stuart Stage 1 plant. While the SPP Group believes it has adopted measures which will eliminate or substantially reduce any alleged nuisance and damage, and that the action currently commenced does not

represent a material exposure for the SPP Group, no assurance can be given that legal action based on similar issues will not result in the SPP Group being liable to pay material sums of damages, or that, if the emissions cannot be satisfactorily controlled, further production or development would be curtailed or prevented until such issues were overcome.

3.5 Country risks

Currently the vast majority of the SPP Group's assets are located in Australia and it is expected that, in the foreseeable future, all significant revenue will be derived from Australian operations. Accordingly, the SPP Group's future financial condition and results of operations are subject to a significant degree to economic, political and legal developments in Australia.

(a) Government regulation, including environmental regulations

The SPP Group's operations are subject to environmental (eg greenhouse gas regulation), native title, tax, import, excise, competition policy, mine development, crude oil production and other governmental regulation under the federal laws of Australia and the state laws of Queensland, and can be affected materially by political developments and resulting changes in laws and regulations. Such changes may require increased capital and/or operating expenditures and may also affect revenue. The risk of environmental, native title and other regulatory liability is inherent in CPM and SPP's current and future operations.

The general trend in environmental regulation in Australia in recent years has been towards more restrictive controls. If this trend continues, it could lead to increases in the costs of operations.

The SPP Group may incur material liabilities, including fines and other sanctions, if its operations breach existing or new regulations. Compliance with applicable laws and regulations, including future laws, may add to their costs. For example, it may require costly operational or design changes, lead to the curtailing of operations or require expenditure in cleaning up pollution.

3.6 Industry Risks

(a) Estimates of the SPP Group's reserves and resources may change

Estimates of reserves and resources may be adversely affected due to changes in assumptions, new geological information, regulatory reporting standards or other factors.

The oil shale resources that are reported reflect estimated quantities and grades of oil shale that the SPP Group believes to have reasonable prospects for eventual economic extraction, in accordance with the definitions of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the JORC Code, September 1999). These resources are estimated based upon drilling results, laboratory analysis of samples, experience of the person making the resource estimates and a number of other factors. Resource estimation is an interpretative process based on available data. Actual quality and other characteristics of the oil shale deposits may differ from the assumptions used to develop the resource estimate. Such differences may be significant and may have a material adverse effect on business, results of operations and financial condition.

Similarly, the oil shale reserves that are reported reflect the estimated quantity and grade of oil shale that the SPP Group believes is economically mineable, allowing for dilution and losses which may occur when the material is mined. In addition to the factors mentioned in relation to resource estimates, reserve estimation includes consideration of and modification by assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. Reserve estimation is an interpretative process based on available data. Actual quality and other characteristics of the oil shale deposits may differ from the assumptions used to develop the reserve estimate. Such differences may be significant and may have a material adverse effect on business, results of operations and financial condition.

(b) Operations can be affected by certain inherent operational hazards

The Stuart Project is subject to natural hazards and risks such as extreme weather events, including cyclones, fires, and flooding. In addition, the SPP Group's operations are potentially subject to mine-wall collapse, equipment failure and malfunction, mechanical defects, operational defects, processing failures and escape of contaminated water. As an oil refinery, operations are also potentially subject to gaseous leaks, fires, oil spills, explosions and possible exposure to certain components in oil which, if not properly managed and controlled, can be carcinogenic. Any of these hazards or risks can cause stoppages, personal injury, damage to property, equipment or the environment. Although the SPP Group has a risk management program, including an insurance component which covers material damage, machinery breakdown, business interruption and comprehensive general and products liability, the SPP Group's insurance may not adequately compensate for any or all costs or losses that the SPP Group may incur in relation to such hazards. Losses resulting from the occurrence of these hazards could have a material adverse impact on our results of operations and our financial condition.

(c) Native title claims may affect rights to mine deposits

All of the SPP Group's oil shale tenements are, in whole or in part, subject to one or more claims for native title. The SPP Group's existing tenements will not be prejudiced should any of these claims be successful. Under the Native

Title Act 1994, a claim for native title does not necessarily mean that native title exists in relation to the subject land, however it gives the claimant certain procedural rights in respect of any dealings with the land until the claim is determined. It is possible that more native title claims may be made in relation to the SPP Group's oil shale resources in the future. Native title claims may affect the SPP Group's right to mine deposits or the cost of developing these deposits.

(d) Exchange rate fluctuations

Consolidated financial statements are presented in Australian dollars. The SPP Group is producing and selling hydrotreated naptha and medium shale oil. These products are being marketed on the basis of international prices, which are denominated in US dollars. The product specifications for future stages are yet to be finalised. The Australian dollar/US dollar exchange rate has varied substantially over the past five years. In the absence of other changes and assuming no hedging transactions are in place, a strengthening of the Australian dollar relative to the US dollar, will result in adverse movements in the SPP Group's anticipated future operational sales revenue. Conversely, a weakening of the Australian dollar relative to the US dollar would tend to have a favourable effect upon anticipated future operational sales revenue.

(e) Interest rate fluctuations

Any material increase in general interest rates, corporate or project lending margins may adversely affect the SPP Group's ability to viably access these markets and their financial condition.

(f) Stoppages and delays arising from industrial disputes, protest action and work accidents may affect commissioning and production

The occurrence of industrial disputes, work stoppages, protest action (including action by activist groups opposed to oil shale mining and processing) and accidents and the requirement to shut down Stuart Stage 1 operations as part of the proposed Stuart Stage 1 program to address certain capacity limiting issues, to further enhance plant reliability and to acquire further data for the design of Stuart Stage 2 can result in production losses, delays in the delivery of product and interference with sales, any of which could adversely affect Stage 1 revenues.

(g) Highly competitive industry

The SPP Group operates in the highly competitive area of oil production and marketing with many other companies worldwide. Many of the SPP Group's competitors have substantially larger financial resources, operations, staff and facilities. In bringing oil products to the market, the SPP Group faces intense competition from both major and independent oil companies. The effects of this highly competitive environment could have a material adverse effect on results of operations and financial condition.

3.7 Conditions Precedent

The Ordinary Scheme is subject to the following Conditions Precedent:

- SPP Replacement Ordinary Shares being approved for official quotation by the ASX (conditional only on SPP providing to the ASX the information contained in Appendix 3B of the Listing Rules);
- Replacement SPP ADRs representing SPP Shares to be delivered by the Depository under the Scheme being approved for quotation on NASDAQ or, if approval for quotation on NASDAQ is not granted, on any other stock exchange registered with the SEC as a national securities exchange for the purposes of the Securities Exchange Act of 1934, with such approval to be unconditional or subject only to the following conditions: the Court making an order approving the Scheme; CPM lodging the Court order with ASIC; and such other conditions as are acceptable to the Court;
- for the holders of SPP shares to approve a selective capital reduction to cancel CPM's holding of SPP shares in accordance with the Corporations Act;
- that a requisite majority of the shareholders of SPP approve changes to SPP's Constitution:
  - limiting for 2 years from the Implementation Date the maximum shareholding any person or his or her associates can hold to 20% (see Section 3.10);
  - to adjust the maximum number of equity participation shares that can be issued at any time (see Section 3.11 and Appendix 1);
- that a requisite majority of shareholders in CPM approves a change to its Constitution so that the directors of CPM are entitled, to the maximum extent permitted by law, to act in the best interests of the SPP Group and not the interests of Deferred Security Holders;
- that a requisite majority of the shareholders of SPP approve the issue, if the Schemes become Effective, of the Replacement Securities;
- that as a result of the Schemes and the Deferral, SPP will own not less than 80% of the Voting Shares in CPM;
- the Treasurer of Australia approving the acquisition by SPP of all the issued Shares in CPM, pursuant to the Foreign Acquisitions and Takeovers Act 1975;
- a nominee executing a deed under which it agrees to sell the Replacement Ordinary Shares; and
- the Implementation Deed not being terminated in accordance with its terms.

It is a Condition Precedent to the Equity Participation Scheme, Contributing Scheme and Convertible Note Scheme that the Ordinary Scheme becomes Effective.

The Board will inform Scheme Participants which of these Conditions Precedent have been satisfied at the commencement of the Scheme Meetings. All of the Conditions Precedent must be satisfied at the time of the Second Court hearing to approve the Schemes.

If any of the Conditions Precedent to the Schemes have not been satisfied or waived (as the case may be) prior to 5.00 pm on 30 June 2002, the Board will not seek a Second Court hearing to approve the Schemes and, consequently, the Schemes will not become Effective and the Implementation Deed will terminate in accordance with its terms.

If the Ordinary Scheme becomes Effective but either of the Contributing Scheme or the Equity Participation Scheme is not approved, then any Scheme that is not approved will not proceed (with any Deferral election under those Schemes also being of no effect). Such shareholders will remain as minority shareholders in CPM. CPM will apply for delisting. Upon delisting, the Contributing Shares, and the Ordinary Shares into which the Equity Participation Shares convert upon 3 continuous years of service by the holder and being fully paid up, will no longer be tradeable on ASX. If the Ordinary Scheme becomes Effective but the Convertible Note Scheme is not approved, then the Convertible Note Scheme will not proceed. The Convertible Note Terms will therefore remain unamended.

3.8 80% Ownership Condition Precedent and Scale Back

As stated above, it is a Condition Precedent to each of the Ordinary Scheme, Contributing Scheme and Equity Participation Scheme that as a result of the Schemes and the Deferral, SPP will own not less than 80% of the Voting Shares in CPM on the Effective Date of the Ordinary Scheme.

To ensure this Condition Precedent is satisfied, the directors of CPM may, in their absolute discretion, scale back the number of securities of CPM Security holders with Security holdings of 5,000 or more Securities who elect to Defer. The TPP Group, which holds an aggregate of 10,667,330 shares in CPM (representing 8.3% of its issued capital) by letter dated 20 September 2001, stated that if the TPP Group elects to Defer and if this condition is not satisfied then the "TPP Group is willing for its participation in the Deferral to be scaled back to ensure this Condition Precedent is satisfied, up to a maximum of 10% of its total CPM shareholdings".

TPP Group's participation in the Deferral will be scaled back first, up to a maximum of 10% of its total holding. If this does not achieve the 80% ownership threshold, then the TPP Group's election to Defer will be further scaled back on a pro-rata basis with other shareholders' elections to Defer (once those other shareholders have been scaled back as to 10% of their holding) in order to satisfy this Condition Precedent.

3.9 Rights of Deferred Security Holders

Holders of Ordinary Shares, Contributing Shares and Equity Participation Shares will be given a right, once their respective Schemes have been approved, to elect within 30 days of the first Scheme Meeting to Defer participation in their Scheme. The right to Defer will be available to all holders of those classes of shares (subject to the discretion of the directors for foreign shareholders described in Section 1.2(c)).

The Deferral mechanism operates in the following manner:

(a) If the Ordinary Scheme becomes Effective (allowing Ordinary Scheme Members to Defer) but either of the Contributing Scheme or the Equity Participation Scheme does not, then those relevant security holders will not be able to Defer.

(b) Scheme Participants who wish to elect to Defer must do so within 30 days of the Scheme Meetings by writing to the CPM Registered Office using the Deferral Form enclosed in this Information Memorandum indicating the number of CPM Securities you would like to Defer from the Scheme.

Deferred Security Holders will retain their CPM Securities subject to the following terms:

(a) Deferred Security Holders can not transfer their Deferred Securities during the Deferral Period. Any such transfer triggers an automatic exchange into Replacement Securities.

(b) They are bound by their respective Schemes but elect to retain their Ordinary Shares, Contributing Shares or Equity Participation Shares for up to 10 years.

(c) Once Court approval of the Schemes has been obtained and the Schemes are Implemented, Deferred Security Holders will continue to hold their Deferred Securities, however for CPM Ordinary Shares and Contributing Shares, CPM will apply to ASX to be delisted (in which case those Shares will no longer be tradeable on ASX).

(d) During the Deferral Period, each Deferred Security Holder has the right, by notice effective at any time, to exchange each Deferred Security for Replacement Securities at the Exchange Ratio (which is subject to adjustment: See Appendix 3). A Deferred Security Holder must do this by completing the Notice of Exchange which is an accompanying form to this Information Memorandum.

(e) Upon the 10th anniversary of the Implementation Date, the Deferred Securities will automatically be exchanged for Replacement Securities at the Exchange Ratio.

(f) If during the Deferral Period either a person becomes entitled to compulsorily acquire all the SPP ordinary shares pursuant to chapter 6A of the Corporations Act, or if a court of competent jurisdiction makes an order for the transfer or cancellation of a majority of the SPP ordinary shares and is lodged with ASIC pursuant to section 411(10) of the Corporations Act, the Deferred Securities then held by the

remaining Deferred Security Holders will be automatically exchanged for Replacement Securities at the Exchange Ratio.

(g) If during the Deferral Period less than 10% of the original number of Deferred Securities have not been exchanged for Replacement Securities then SPP may elect to compulsorily acquire the remaining Deferred Securities in exchange for Replacement Securities.

(h) The Deferred Security Holders are liable for any stamp duty payable upon the transfer of their Deferred Securities to SPP, whether the transfer occurs voluntarily or compulsorily in the circumstances described above. While the deferred transfer of shares will only be subject to duty at the rate of 0.6% of the consideration for the transfer under current stamp duty laws, there is a risk that this rate may change over the ten year Deferral Period.

There is also a risk that during the Deferral Period the duty on the deferred transfer may become payable at conveyance rates (currently up to 5.5%), rather than the 0.6% rate. Conveyance rates could be payable if during the 10 year Deferral Period the proportion, location and value of land interests of SPP changes so that SPP becomes land-rich for stamp duty purposes in a jurisdiction which would impose land-rich duty on the deferred transfer. Under current law, Queensland would not impose land-rich duty on the deferred transfer.

(i) The Court will order SPP to complete the issue of Replacement Securities in consideration for any CPM Securities tendered by Deferred Security Holders pursuant to their right to exchange their Deferred Securities for Replacement Securities. The directors of SPP will resolve to issue (and will issue on the same day as a Deferred Security Exchange Event) the Replacement Securities in consideration of any such transfer of Deferred Securities from Deferred Security Holders by resolution prior to final approval by the Court of the relevant Schemes.

(j) SPP will, upon receipt of a Notice of Exchange, as soon as reasonably practicable take all necessary steps to:

(i) register the person giving the Notice of Exchange as the holder of Replacement Securities at the Exchange Ratio instead of the Deferred Securities;

(ii) issue in that person's name the Replacement Securities; and

(iii) deliver to that person either, as applicable, a holding statement or share certificate (and for Replacement Ordinary Shares, apply for quotation on ASX of those Replacement Ordinary Shares).

(k) The CPM Share Registry will be maintained for the Deferred Securities.

(l) SPP must comply with US Securities laws when issuing Replacement Securities in exchange for Deferred Securities, and these laws may impose significant restrictions on the transfer and resale of Replacement Securities by a Deferred Security Holder.

If only Scheme Participants with registered addresses in Australian elect to Defer (and are allowed to Defer by operation of the terms of the Deferral), SPP may issue Replacement Securities pursuant to an exemption from registration under Regulation S of the US Securities Act of 1933 as an "overseas directed offering". If Scheme Participants with registered addresses outside Australia (but not shareholders in the US) elect to Defer (and are allowed to Defer by operation of the terms of the Deferral), SPP may issue Replacement Securities pursuant to Regulation S as a "category 3" transaction. However there is a requirement that must be met to qualify for this exemption and Deferred Security Holders will be prohibited from transferring for one year their Replacement Securities to a person in the US.

If Scheme Participants in the US elect to Defer (and are allowed to Defer by operation of the terms of the Deferral) then SPP have additional steps to take in order to comply with US securities laws applicable to the issue of the Replacement Securities (and issue of the Replacement Securities will be delayed until those US securities law requirements have been satisfied).

3.10 SPP Shareholding Restriction

The terms of the proposed amendments to SPP's Constitution are as follows:

- limiting for 2 years from the Implementation Date the maximum shareholding of any person and his or her associates to 20%;
- any shares held beyond this shareholding limit will have their voting and distribution rights suspended;
- power in the company to recover from a member any distribution (including any distribution on the winding up of the company) to which that member was not entitled;
- a mechanism for the directors to compulsorily dispose of any shares held above the shareholding limit;
- power in the company to recoup from the proceeds of a compulsory disposition all costs and expenses incidental to the sale of such shares;
- after this 2 year period these special provisions would automatically lapse and cease to form part of SPP's Constitution.

The terms of the restrictions are set out in full in Appendix 1.

The ASX granted by letter dated 27 November 2001 an approval to allow this constitutional restriction.

3.11 SPP Constitutional Change: Equity Participation Shares

Clause 5A of each of SPP and CPM's constitutions provide for the issue of Equity Participation Shares to their respective directors, employees and consultants. Equity Participation Shares are a form of partly paid ordinary shares, but subject to certain restrictions. Equity Participation Shares become ordinary shares when the director, employee or consultant has completed 3 years of continuous service with the SPP Group from the date of issue of the Equity Participation Shares and they have been fully paid. Clause 5A restricts the maximum amount of Equity Participation Shares that may be issued to a total of 10%, and 6% in any 3 year rolling period, of the existing ordinary shares. It is proposed to amend clause 5A of SPP's Constitution so that:

- periods of continuous service applicable since the date of issue of the CPM Equity Participation Shares continue to count as periods of service upon the issue of the Replacement Equity Participation Shares;
- the cross-shareholding between CPM and SPP as at the Scheme Record Date continue to be calculated on an ongoing basis as part of the ordinary shares on issue for the purpose of the 10% and 6% calculation;
- the Deferred Securities be treated as if they had already been exchanged for Replacement Securities for the purpose of the 10% and 6% calculation.

See Appendix 1 for the terms of the amendments to clause 5A of SPP's Constitution.

3.12 Cross-Shareholding

At present, each of SPP and CPM have a significant shareholding in one another, with CPM owning approximately 30.7 % of SPP's issued capital, while SPP owns approximately 34.5% of CPM's issued capital.

If the Ordinary Scheme is approved and is Implemented, SPP will own at least 80% of CPM's Voting Shares. Accordingly, and in compliance with Section 259D of the Corporations Act, CPM must cease to hold the shares in SPP or SPP must cease to control CPM. CPM will cease to hold the shares in SPP by cancelling those shares by selective capital reduction, if approved by shareholders in SPP at or about the time of the Scheme Meetings.

The cancellation of CPM's shareholding in SPP will result in:

- an increase to the proportional interest in the issued capital of SPP of the ongoing shareholders of SPP (and Deferred Security Holders when they receive the Replacement Securities);
- given the Exchange Ratio, no change to the proportional interest of either SPP or CPM's shareholders in the underlying joint venture assets of each of SPP or CPM; and
- a decrease in CPM's assets.

3.13 Other alternatives considered by the Board

The consideration and development of the Schemes as the preferred strategic option for restructuring SPP and CPM has taken place over an extended period. The benefits and disadvantages of the Schemes have been tested against a number of alternatives.

While other alternatives considered by the Board have some attractions, they only partially address the SPP Group's structural inefficiencies and, in the view of the Board, do not provide as complete a solution as the recommended Schemes. The Board's view is that the Schemes represent the only achievable alternative which comprehensively addresses the fundamental structural issues facing CPM.

The most attractive of the other alternatives considered was a merger of SPP and CPM by takeover. Under that structure, one of the corporations would proceed by takeover offer under Chapter 6 of the Corporations Act, offering to acquire all of the shares in the other company for a consideration constituted by shares in the acquirer.

A takeover involves certain disadvantages compared with the Schemes, in particular:

- no assurance that the bidder would acquire adequate shares to ensure scrip for scrip rollover relief (80%) or to compulsorily acquire any minority (90%);
- the transaction would require registration of the bidder's securities or filing a disclosure document in the US by reason of the number of holders resident in the US which would result in substantial delays and additional costs;
- notwithstanding the "scrip for scrip" relief for Australian resident (and certain non-resident) tax payers, those members of CPM who acquired their shares prior to 20 September 1985 will acquire an asset in respect of those shares issued as consideration of the bid which will be subject to CGT on any future disposal.

Other options considered by the CPM Board included a dual-listed corporation structure (and variants of this type of structure); exchangeable shares and a stapled security structure. Each of these had disadvantages not arising in these Schemes.

The Board also considered maintaining the existing structure. This was considered to be undesirable, however, as the issues which the Schemes are designed to address would remain.

3.14 Directors' Recommendation

The Board believes the benefits of the present Schemes outweigh the potential disadvantages and risks. In particular, the Board believes that the Schemes provide the most beneficial solution to the strategic issues currently confronting SPP and CPM through a structure that will

enable the business to achieve its full growth potential while maximising value for holders of SPP securities and CPM Securities.

The Board unanimously recommends that all Scheme Participants vote in favour of their respective Schemes. Each Director, being Campbell McCheyne Anderson, Norton Belknap, Robert Bryan, John Val Browning, Brian Henry Davidson, Victor Herbert Kuss, James Douglas McFarland, Jennifer Ann McFarlane, Edythe Alexia Parkinson-Marcoux, Nicholas Withrington Stump and Bruce Christopher Wright, intends to vote in favour of the Schemes for the CPM Securities which he or she controls.

4. SPP AFTER THE SCHEMES

4.1 Introduction

Under the Schemes, SPP will own at least 80% of CPM's Voting Shares and will control CPM. The Schemes have been designed so that the proportional interests of CPM shareholders' interests held in the underlying joint venture assets of CPM and SPP are maintained through the Replacement Securities after the Schemes. As such, an investment in SPP would be equivalent to an investment in CPM. After the Schemes:

- SPP will maintain a primary listing on the ASX, traded in Australian dollars;
- SPP's Constitution will remain as similar as possible to its current constitution, which is substantially the same as CPM's Constitution, subject to SPP including:
  - a clause limiting for 2 years from the Implementation Date the maximum percentage holding of Voting Shares by any person and his or her associates to 20%; and
  - amendments to adjust the maximum number of Equity Participation Shares that can be issued at any time and amendments to the conditions associated with the Equity Participation Shares; and

The proposed changes are contained in Appendix 1 to this Information Memorandum.

SPP and CPM also intend to operate in accordance with the following corporate governance principles:

- CPM will be managed having regard, to the maximum extent permitted by law, to the best interests of the SPP Group without any further regard to any separate or contingent interest of the minority shareholders of CPM;
- the directors of both companies will be identical;
- Deferred Security Holders will receive notice of all general meetings, and all other communications, sent to shareholders of SPP;
- the shareholders of SPP and CPM will receive equivalent economic returns on a per share basis (having regard to the Exchange Ratio under the Schemes) for dividends and distributions;
- for any pro-rata offer made by SPP to its shareholders, the offer will be extended to Deferred Security Holders if they would have been entitled to receive such an offer had they already elected to exchange for Replacement Securities; and
- the shareholders of each company will continue to be entitled to receive dividends from the company in which they presently hold shares.

4.2 Business strategy

SPP will continue to undertake the same business and same strategy as before implementation of the Schemes.

4.3 Employees

As a result of the Schemes, there will be no material change to the number of employees of SPP and CPM, nor of their terms and conditions of employment.

4.4 ASX Listing

SPP will maintain its primary listing of its ordinary shares and its existing contributing shares on the ASX.

The continued listing on the ASX will enable holders of the post-scheme SPP ordinary shares to continue to trade their shares in the same manner as the CPM and SPP ordinary shares are now traded.

4.5 Quotation on the NASDAQ

As a result of the Schemes, unsponsored CPM ADRs will be exchanged for Replacement SPP ADRs with each Replacement SPP ADR representing 40 SPP ordinary shares at a ratio of 0.1332 Replacement SPP ADRs for each CPM ADR.

The quotation of the Replacement SPP ADRs on the NASDAQ, and trading in such ADRs, with the changed ratio of shares per ADR, will continue as it does presently.

4.6 Reporting requirements

The SPP Group will continue the standards of transparency and financial disclosure currently used by CPM and SPP. For shareholders and the market generally, SPP will prepare consolidated accounts in Australian dollars under Australian GAAP, reporting quarterly as it presently does and publishing an annual report to shareholders. Published balance sheets and income statements will also be in Australian dollars.

This reporting accurately reflects the results of the SPP Group's predominantly Australian dollar based operations and allows direct comparison with other Australian based companies in the similar industries.

In accordance with Australian company law, the SPP Group will lodge with ASIC its annual consolidated accounts prepared in Australian dollars under Australian GAAP and any additional information as may be required by ASIC.

Under the ASX Listing Rules, SPP will be required to maintain both the continuous disclosure regime and periodic reporting requirements as presently apply to both CPM and SPP. In addition to submitting all public disclosures to the ASX, these will also continue to be furnished to the SEC.

4.7 Annual general meeting and other general meetings

SPP and CPM will continue to hold their general meetings in Australia. The annual general meeting must be held within four months of the close of the fiscal year. It is intended that the SPP and CPM annual general meetings will continue to occur during April each year, as is presently the case.

Every investor in SPP and CPM, including ordinary shareholders, contributing shareholders, equity participation shareholders and convertible noteholders will be entitled to attend any of their respective general meetings and to address the meeting. Only ordinary shareholders, contributing shareholders and equity participation shareholders (in certain cases) can actually vote at their respective meetings.

Additional meetings of each class of the SPP and CPM's securities may be held as often as their respective boards deem necessary or as requisitioned by 100 or more of their ordinary shareholders, contributing shareholders or convertible noteholders, or the holder(s) of at least 5% of their respective issued share capital.

The Corporations Act requires at least 28 days' notice to be given of all general meetings, which notice must include the business to be covered at that meeting.

4.8 ADR sponsorship

Currently CPM and SPP's shares are quoted and traded in the US on the NASDAQ exchange as unsponsored ADR programs.

The Replacement SPP ADRs issued in exchange for the CPM ADRs will be issued under a new sponsored ADR facility that SPP will establish with BoNY simultaneously with effectiveness of the Ordinary Scheme. In addition, BoNY will exchange outstanding unsponsored SPP ADRs for new Replacement SPP ADRs and will terminate the existing unsponsored SPP ADR facility. This will also involve an increase in the number of SPP ordinary shares represented by each SPP ADR from 2 to 40.

Sponsorship of the ADR program will have a number of benefits including:

- Increased ability for ADR holders to receive company information such as Annual Reports;
- Increased ability for ADR holders to vote at company meetings;
- Potential for ADR holders to participate in distributions of pro rata offers by the company.

The Sponsored SPP ADRs are described in Appendix 5.

5. FINANCIAL IMPACT OF THE SCHEMES

5.1 Introduction

This Section highlights the financial impact of the Schemes. The analysis has been undertaken on a historical basis only, highlighting the historic performance of SPP pre implementation of the Schemes. It includes the pro forma financial position of SPP on a consolidated basis as at 30 June 2001. This Section should be read in conjunction with the rest of the Information Memorandum, particularly the discussion of risks and disadvantages in Sections 3.3, 3.4, 3.5, 3.6 and the decrease in funds referred to in Section 7.11 of this Explanatory Statement. The report on the pro forma historical balance sheet of the SPP consolidated entity as at 30 June 2001 prepared by the Investigating Accountant, PricewaterhouseCoopers Securities Ltd is set out at Appendix 2a.

5.2 Basis of preparation

The Pro Forma Financial Information presented in Section 5.3 below has been prepared assuming the following:

- The fair value of the SPP ordinary shares used in the pro forma financial information is A$0.60. The total fair value on this basis is approximately A$131 million. This has been derived using the weighted average share price of SPP for the period 21 September 2001 (the date the preliminary details of the Schemes were first announced) to 7 November 2001. The directors have determined the fair value of other securities after taking into account the conditions and restrictions applicable to each individual security.
- The financial information presented is based on the financial statements of SPP and CPM for the Half Year ended 30 June 2001 and does not incorporate any transactions or adjustments which have occurred since that date except for the impact of the cancellation of the restricted class shares on the acquisition entries. Losses incurred since 30 June 2001 will result in an increase in the value of exploration and evaluation on consolidation of CPM and a reduction of the fair value of other assets acquired.
- That no CPM shareholders elect to Defer from their respective Schemes. Should any shareholders elect to Defer from their respective Schemes, then the main impact on the financial statements will be that the equity section of the financial statements will be dissected into the parent entity interest in equity (representing equity attributable to SPP shareholders) and outside equity interest in controlled entities (representing the CPM shares held by CPM shareholders that have elected to Defer).

  CPM shareholders that elect to Defer have up to 10 years in which to participate in their respective Scheme and convert their shareholding to SPP shares, but can also convert at any time during that period. As CPM shareholders convert their shareholding to SPP shares, this will result in the parent entity interest in equity increasing and the outside equity interest in controlled entities decreasing. Based on the 30 June 2001 financial statements, the only other significant change would be an adjustment to the value of the exploration and evaluation assets taken up on consolidation of CPM. This adjustment will be primarily based on the difference between the market price of SPP shares issued as consideration at the time and the market price used in these Pro Forma accounts.

5.3 SPP pro forma consolidated balance sheet as at 30 June 2001

	Notes	A$Million
Current Assets		
Cash		16.7
Receivables		1.6
Investments		28.6
Inventories		4.9
Total Current Assets		**51.8**
Non Current Assets		
Receivable		4.5
Investments		0.5
Inventories – property		0.3
Property, plant and equipment		2.2
Exploration and evaluation	1	204.5
Other – restricted deposit		21.0
Total Non Current Assets		**233.0**
Total Assets		**284.8**
Current Liabilities		
Accounts Payable		12.7
Provisions		1.4
Total Current Liabilities		**14.1**
Non Current Liabilities		
Borrowings	2	30.0
Provisions		21.6
Total Non Current Liabilities		**51.6**
Total Liabilities		**65.7**
Net Assets		**219.1**
Equity		
Share Capital	3	300.7
Reserves		90.1
Accumulated losses		(171.7)
Total Equity		**219.1**

Note 1 Exploration & Evaluation

This reflects expenditure carried forward in respect of oil shale projects as follows:

	A$Million
-Stuart Stage 1	111.7
-Stuart Post Stage 1	10.6
-Other Oil Shale Projects	52.8
-Exploration & Evaluation on consolidation of CPM	29.4
Total	**204.5**

The total fair value of the shares issued by SPP to acquire CPM, being A$131 million, has been allocated to the CPM exploration assets and CPM's other assets and liabilities. Exploration and evaluation on consolidation of CPM represents the excess of the fair value of the exploration and evaluation assets acquired and their book value at 30 June 2001. The amount provided in the pro forma consolidated balance sheet is based on the assumption of the fair value of SPP ordinary shares at A$0.60 per share. Should the SPP ordinary share value, or the fair value of the net assets of CPM, be different on the date of acquisition, the value of the exploration and evaluation on consolidation of CPM will be different. For example, using the fair value of the CPM net assets at 30 June 2001, if the fair value of the SPP ordinary shares issued to acquire CPM has moved to A$0.70 or A$0.90, the value of exploration and evaluation assets taken up on consolidation of CPM will increase from A$29.4 million to approximately A$50 million or A$91 million respectively. Losses incurred since 30 June 2001 will result in an increase in the value of exploration and evaluation on consolidation of CPM and a reduction of the fair value of other assets acquired.

Note 2 Borrowings (Non-Current)

Consists of unsecured convertible notes issued by each of SPP & CPM as follows:

	A$Million
-Issued by SPP (4,550,000 notes at an issue price of A$3.30 each. Each note converts into 1 SPP ordinary share)	15.0
-Issued by CPM (1,920,000 notes at an issue price of A$7.80 each. Each note converts into 2.664 SPP ordinary shares)	15.0
Total	**30.0**

Note 3 Share Capital

The "post scheme" SPP share capital would be summarised as follows:

SPP Share Capital (Parent Entity)	Number
Ordinary shares – fully paid (incl SPP Replacement Securities)	407,342,981
Ordinary shares – paid to 10 cents	2,562,747
Ordinary shares – paid to 9.384 cents (SPP Replacement Securities)	2,218,124
Equity Participation Shares – paid to 1 cent	27,663,651
Equity Participation Shares – paid to 0.375 cents (SPP Replacement Securities)	27,920,590
Total Issued Shares	**467,708,093**
SPP options expiring on 20 April 2006 at an exercise price of A$1.25 each	12,500,000
SPP options expiring on 20 April 2006 at an exercise price of A$1.2669 each (Replacement Securities)	12,331,656
Total SPP Options	**24,831,656***

* This does not include CPM and SPP Guarantee Facility Options which have yet to be approved for issue by shareholders.

This information has been provided based on SPP and CPM share capital currently on issue and has assumed that:

- The shareholding held by CPM in SPP is cancelled by selective capital reduction – this requires approval by shareholders of SPP at the time of the Scheme meetings.
- No CPM shareholders elect to Defer from their respective Schemes. Should any shareholders elect to Defer from their respective Schemes, the equity note in the SPP financial statements will disclose equity issued by SPP only (that is, securities held by existing SPP shareholders and securities issued by SPP to CPM shareholders that participate in their respective Scheme, excluding CPM shareholders that elect to Defer). The equity in the group attributable to CPM shareholders that have elected to Defer would then be disclosed separately in the consolidated financial statement under the heading of outside equity interests in controlled entities.
- CPM options issued to Suncor Group are converted to SPP Options under a separate agreement at the rate of 2.664 SPP options for each CPM option held.

5.4 Financial Impact on Scheme Participants

If the Schemes are approved, it is expected that distributions available to SPP shareholders will be negatively impacted by the effect of the amortisation of exploration and evaluation assets taken up on consolidation of CPM. Australian GAAP requires this to be amortised over the period benefits are expected to be achieved from the asset. This is currently anticipated to be amortised from the commencement of commercial production of the Stuart Project and other projects within the SPP Group to which the asset can be applied.

5.5 Management Discussion and Analysis

The following discussion should be read in conjunction with SPP's consolidated financial statements and the notes thereto. SPP has provided this Management Discussion and Analysis for the purposes of this Information Memorandum and CPM does not take responsibility for its contents. Factors that could cause or contribute to any differences include, but are not limited to, those discussed below and elsewhere in this Information Memorandum, particularly in "Risk Factors" in Section 3.4.

Revenue

SPP's revenue is principally derived from the following sources:

- Project product entitlement rights from SPP's interest in the Stuart Project;
- investment income, which is income realised from managing a portfolio of investments; and
- other income, including from research and development syndicate and property held for resale.

Expenses

SPP's expenses are principally comprised of the following.

- Exploration and evaluation costs of oil shale projects still at an exploratory or evaluation stage that have been expensed. These costs include expenses incurred for construction and operation of the pilot plant in Stuart Stage 1, exploration, determination of recoverable resources, engineering and economic feasibility studies, procurement of finance, gaining access to reserves, and all technical and administrative overheads directly associated with these functions.
- General administrative expenses including salaries, insurances, rental payments, legal costs and other operating expenses associated with the day-to-day support of SPP's head office in Brisbane, Australia and other offices in Sydney and Gladstone, Australia and in Ogden Utah, USA.
- The cost of funding, including commissions payable on capital raising.
- SPP's share of associates losses, which is ascertained using the equity accounting method. As at 30 June 2001 SPP had a 30.1% shareholding (reflecting the restricted class securities owned by Suncor that were not cancelled until August 2001) in CPM and equity accounted for SPP's share of that company's losses as an expense. The use of the equity method for investments in associates is required under Australian GAAP.
- Research and development syndication expenses which relate to a research and development syndicate entered into in 1995. The research and development syndicate expenses consist of an annual royalty payment paid by the company to the investment syndicate and a provision for expense allowed by the company to repurchase the core technology from the syndicate.
- Other expenses, including write-downs on investments to the lower of cost or market value.

Results of Operations

Six Months Ended 30 June 2001 compared to Six Months Ended 30 June 2000

(In this comparative period the SPP Group acquired 100% of the Stuart Project on 6 April 2001)

Revenue

SPP's total revenue was A$2.2 million for six months ended 30 June 2001 compared to A$1.2 million in six months ended 30 June 2000, an increase of A$1.0 million, or 85%. Total revenue is comprised of product sales, investment income and other income as described below.

Product sales was A$0.6 million in six months ended 30 June 2001 compared to Nil in six months ended 30 June 2000, an increase of A$0.6 million, or 100%. This increase was due to the first sale of 40,500 barrels of medium shale oil by Stuart Stage 1 in May 2001.

Investment income was A$0.8 million in six months ended 30 June 2001 compared to A$0.5 million in six months ended 30 June 2000, an increase of A$0.3 million, or 60%. This increase was due to a higher than average return on investments being achieved and higher average funds under management during the six months ended 30 June 2001.

Other income was A$0.8 million in six months ended 30 June 2001 compared to A$ 0.7 million in six months ended 30 June 2000, an increase of A$0.1 million, or 14%.

Expenses

SPP's total operating expenses were A$14.5 million in six months ended 30 June 2001 compared to A$3.6 million in six months ended 30 June 2000, an increase of A$10.9 million, or approximately 305%. An analysis of SPP's total operating expenses is set forth below.

General and administrative expenses were A$2.5 million in six months ended 30 June 2001 compared to A$1.9 million in six months ended 30 June 2000, an increase of A$0.6 million, or approximately 32%.



Exploration and evaluation costs expensed were A$8.8 million in six months ended 30 June 2001 compared to Nil in six months ended 30 June 2000, an increase of A$8.8 million, or 100%. This increase was due to SPP incurring 50% of the joint venture costs during the period. During six months ended 30 June 2000 the Suncor Group incurred all joint venture costs in accordance with the Joint Venture Agreement.

Research and development syndicate expenses were A$0.5 million in six months ended 30 June 2001 compared to A$0.4 million in six months ended June 30, 2000, an increase of A$0.1 million, or approximately 25%.

SPP's share of associates' losses was A$2.1 million in the six months ended 30 June 2001 compared to A$0.7 million in the six months ended 30 June 2000, an increase of A$1.4 million, or approximately 200%. This increase was due to the increased loss incurred by CPM in the six months ended 30 June 2001.

Other expenses were A$0.6 million in six months ended 30 June 2001 compared to A$0.6 million in six months ended 30 June 2000. As a result of the foregoing, SPP's loss before tax was A$12.3 million in six months ended 30 June 2001 as compared to A$2.4 million in six months ended 30 June 2000. SPP did not pay income tax for six months ended 30 June 2001 because SPP did not earn any taxable income in that period.

6. AUSTRALIAN TAX IMPLICATIONS

This summary of the Australian tax consequences of the Schemes is neither exhaustive nor definitive. It is not intended as advice and should not be relied on as advice. It is provided as a guide only and is based on Australian income tax laws as at 11 December 2001.

This summary does not apply to Scheme Participants who hold their shares on revenue account or who are share traders. In this summary, a reference to an Australian resident is a reference to a person who is resident in Australia for tax purposes and subject to Australian tax on their worldwide income.

You should consult your own professional adviser about the tax consequences of participating in the Scheme in your particular circumstances.

6.1 Australian Resident Individuals

This Section summarises the tax implications for natural persons resident in Australia who hold CPM Securities, other than Convertible Notes (which are discussed in Section 6.5 below).

(a) Tax implications on implementation of the Schemes

The Australian tax implications on implementation of the Schemes will depend on whether you acquired your CPM Securities (other than Convertible Notes) after 19 September 1985 (post-CGT) or on or before 19 September 1985 and have maintained your pre-CGT status (pre-CGT).

(i) Post-CGT Holders

The exchange of CPM Securities for SPP Replacement Securities is a disposal of CPM Securities for CGT purposes. If the value of the Replacement Securities you receive is more than the cost base of your CPM Securities, you will make a capital gain from this disposal, but you can choose to claim scrip-for-scrip rollover relief and not pay tax as a result of the exchange. You do not have to choose whether to claim scrip-for-scrip rollover relief until you lodge your tax return for the 2002 tax year.

If you would make a capital loss from that disposal, you cannot claim rollover relief, but you will not pay any tax as a result of the disposal.

What happens if you claim scrip-for-scrip rollover relief?

You do not have to do anything to claim scrip-for-scrip rollover relief other than to exclude any capital gain upon the disposal of your CPM Securities from your assessable income in your tax return. If you do claim scrip-for-scrip rollover relief, the CGT cost base or indexed cost base that you have in your CPM Securities will be transferred to the Replacement Securities you receive. For the purposes of the discount concession, you will have a deemed acquisition date for your Replacement Securities. (See Section 6.1(b)).

What happens if you don't claim rollover relief?

If you will make a capital gain on the exchange, you can choose not to claim rollover relief and you will be subject to tax on the gain. If you have held your CPM Securities for at least 12 months as at the Implementation Date, you can choose to claim the "discount concession" to reduce your taxable capital gain by the relevant percentage that applies to you (see 6.1(b)) but in that case you will not be entitled to indexation of your cost base.

Your cost base in the Replacement Securities that you receive will be equal to the last sale price of CPM Securities on the last trading day before the date the Replacement Securities are issued. You will be taken to have acquired the Replacement Securities on the date they are issued.

(ii) Pre-CGT Holders

The exchange of your CPM Securities for Replacement Securities will be a disposal of your CPM Securities for CGT purposes. You will not pay tax on any gain arising from this disposal nor be able to claim any capital loss. A gain upon a future disposal of the Replacement Securities that you receive in the exchange will, however, be subject to CGT.

For CGT purposes, you will have a cost base in your Replacement Securities equal to the last sale price of Replacement Securities on the day of issue under the Schemes. For the purposes of the discount concession (described further below in Section 6.1(b)), you will be taken to have acquired your Replacement Securities on the day on which they are issued to you.

(b) Tax on a future disposal of Replacement Securities

Subject to the comments below regarding CPM shareholders who do not or cannot claim scrip-for-scrip rollover relief or who hold pre-CGT CPM Securities, the Australian tax implications of any capital gain or loss that you make upon the subsequent disposal of the Replacement Securities you receive under the Schemes should be the same as if you had disposed of your CPM Securities in circumstances where the Schemes had not been undertaken.

You may be able to claim the "discount concession" in relation to the future disposal of your Replacement Securities. Broadly, the "discount concession" is, where an individual, trustee or certain other types of entity acquired an asset after 11.45 am (Canberra time), 21 September 1999 and the entity has held that asset for more than 12 months, the entity is entitled to a 50% discount (or one third for superannuation funds) in respect of the nominal capital gain from a CGT event that happens in respect of the asset. For assets acquired prior to 21 September 1999 which have been held for more than 12 months, relevant taxpayers may choose whether to claim the discount concession or, alternatively, calculate their taxable capital gain based on the whole amount of the gain reduced by indexation to 30 September 1999.

If you claim scrip-for-scrip rollover relief in relation to the exchange of your CPM Securities for Replacement Securities, you will be deemed to have acquired your Replacement Securities at the time you acquired your CPM Securities for the purposes of this discount concession. If you dispose of your Replacement Securities more than twelve months after this deemed acquisition date, you can choose to claim the discount concession, but in that case your gain must be calculated without regard to indexation of your cost base. If you dispose of your Replacement Securities within twelve months of this deemed acquisition date, the discount concession will not be available.

However, if, you do not or cannot claim scrip-for-scrip rollover relief, for the purposes of the discount concession, you will be taken to have acquired your Replacement Securities on the date on which they were issued to you.

If your CPM Securities had been pre-CGT Securities (which would not have been subject to capital gains tax), the Replacement Securities you receive under the Schemes will be subject to the capital gains tax provisions on any subsequent disposal.

6.2 Australian Complying Superannuation Funds

This Section sets out the implications for Complying Superannuation Funds resident in Australia.

(a) Tax implications of the Schemes

The Australian tax implications of the Schemes for you are the same as for an Australian resident individual (outlined in Section 6.1(a)), except that, if you do not claim scrip-for-scrip rollover relief, the 'discount concession' referred to in the previous Section reduces the taxable capital gain by one third (instead of by one half for individuals).

(b) Tax on a future disposal of Replacement Securities Australian Tax Implications

Again, the Australian tax implications for you upon disposing of your Replacement Securities will, with one exception, be the same as for an Australian resident individual as outlined in Section 6.1(b). The exception is that the discount concession will only reduce your taxable gain upon the disposal of your Replacement Securities by one third (rather than by a half as for individuals).

6.3 Australian Resident Companies

Australian resident companies which hold shares in CPM will be subject to Australian capital gains tax, and be entitled to claim scrip-for-scrip rollover relief in respect of any gain on disposal of their CPM Securities under the Schemes, on the same basis as described above for individuals, except that:

(a) Companies are not entitled to the CGT discount concession; and

(b) Companies which acquired their CPM Securities before 11.45 am (Canberra time), on 21 September 1999 are entitled to indexation of their cost base up to the calendar quarter ending 30 September 1999.

6.4 Foreign Shareholders

If you are a US or UK resident shareholder in CPM, a summary of the US and UK tax implications for you is contained in Appendix 6.

For the purposes of this Section 6, a "foreign shareholder" is a shareholder that is not a resident of Australia for tax purposes.

Foreign shareholders are generally not subject to Australian capital gains tax on their disposal of CPM Securities unless they, in combination with their associates, have held 10% or more of the issued share capital of CPM (by value) at some time within the five years preceding the Implementation Date. Those foreign shareholders who, on the basis of that test, would be subject to Australian capital gains tax on their disposal of CPM Securities under the Schemes may elect scrip-for-scrip rollover relief on the same basis as described above for Australian resident shareholders, provided that, in the case of shares held through ADR programmes, the holder is absolutely entitled to the shares as against the ADR Depositary.

6.5 Convertible Note Scheme

The Convertible Note Terms are to be amended under the Convertible Note Scheme such that the Convertible Notes are convertible into SPP Replacement Ordinary Shares rather than CPM Ordinary Shares. The amendment of the Convertible Note Terms should not give rise to any tax consequences for Australian resident holders of Convertible Notes. Foreign holders of Convertible Notes should seek independent advice on any possible tax issues arising from the amendment of the Convertible Note Terms.

7. ADDITIONAL INFORMATION

7.1 Scheme Meetings and Voting

(a) Classes affected by the Schemes

The classes of CPM Security holders who will be affected by the Schemes are:

- holders of Ordinary Shares (other than SPP);
- holders of Contributing Shares (other than SPP);
- holders of Equity Participation Shares (other than SPP);
- Convertible Noteholders; and
- SPP as holder of Ordinary Shares, Contributing Shares and Equity Participation Shares.

SPP is a separate class of holder of these CPM Securities because they are affected differently by each of the Schemes. They will not be receiving Scheme Consideration and they have a role in implementing the Schemes.

(b) Scheme Meetings

The notice convening each of the Scheme Meetings is included with this Information Memorandum. There will be a separate Scheme Meeting for each of the classes of CPM Security holders affected by the Schemes referred to in 7.1(a) above.

The order of the Court convening the Scheme Meetings is not and should not be treated as an endorsement by the Court of, or any other expression of opinion by the Court on, the Schemes.

Each holder of Ordinary Shares and Contributing Shares who is registered on the CPM Register at the Meeting Record Date is entitled to attend and vote at their respective Scheme Meetings, either in person or by proxy or attorney or, in the case of a corporation which is a member, by its representative appointed in accordance with the Corporations Act.

Each holder of Equity Participation Shares and Convertible Notes who is registered on the CPM Register at the date of the Scheme Meeting is entitled to attend and vote at their respective Scheme Meetings, either in person or by proxy or attorney or, in the case of a corporation which is a member, by its representative appointed in accordance with the Corporations Act.

SPP will not vote at the Scheme Meetings for Ordinary Shares, Contributing Shares and Equity Participation Shares but will instead have a separate meeting at which it will vote on three separate resolutions to approve the Schemes for the CPM Securities which it holds: Ordinary Shares, Contributing Shares and Equity Participation Shares. A notice of meeting for the SPP Scheme Meeting has not been included in this booklet by arrangement with the Court. By virtue of Clause 2.2 of the Implementation Deed, SPP has agreed to do all things necessary to implement each Scheme, it will therefore be voting in favour of Schemes.

A Scheme Participant (as at the Meeting Record Date) who wishes to appoint a proxy must sign and return to CPM the form of proxy which accompanies this document, in accordance with the directions on the proxy form. Scheme Participants must lodge their proxy form at the CPM Registered Office, or fax it, by 9.00 am on **22 January 2002**.

Voting at the Scheme Meetings will be by poll.

Further instructions on how to attend and vote at the Scheme Meetings, or how to appoint a proxy, attorney or representative to attend and vote on your behalf are set out in the Notices of Meeting enclosed with this document.

Appendix 5 contains details of how CPM ADR Holders may vote on their Scheme.

7.2 Effective Date

The Schemes will become Effective on the date upon which office copies of the orders of the Court under Section 411 of the Corporations Act approving the Schemes are lodged with the ASIC.

If the Schemes become Effective, CPM will notify the ASX.

On the Effective Date, CPM and SPP will be bound to take the steps required for SPP to become the holder of the shares belonging to Ordinary Scheme Members, Contributing Scheme Members and Equity Participation Scheme Members for the Schemes which are approved (other than those who choose to Defer). CPM and SPP will also be bound to take the steps required for those Ordinary Scheme Members, Contributing Scheme Members and Equity Participation Scheme Members to become the holders of Replacement Securities (or Replacement SPP ADRs for people with such holdings) in accordance with the provisions of the Scheme.

On the Effective Date, if the Convertible Note Scheme is approved, CPM and SPP will be bound to take all steps required to procure that the Convertible Note Terms are amended in accordance with the Convertible Note Scheme.

7.3 Exchange Ratio and Fractional Entitlements

For each CPM Security held, SPP will, on the Implementation Date (or on a Deferred Security Exchange Event for holdings that have been Deferred):

(a) issue 2.664 Replacement Securities issued in exchange for each CPM Securities, (subject to adjustments, see Appendix 3) to the registered holder of CPM Securities at the Scheme Record Date; or

(b) request the Depositary to deliver 0.1332 Replacement SPP ADRs in exchange for each CPM ADR to the registered holder of CPM ADRs at the Scheme Record Date.

Any fractional entitlement to Replacement Securities based on this ratio will be rounded up or down to the nearest whole number for each shareholder's total entitlement. However, no fractions of ADRs will be delivered to ADR holders. BoNY will use reasonable efforts to sell any fractional entitlements and pay the proceeds, if any, after deducting costs to the ADR holders entitled to them.

7.4 Determining people entitled to Scheme Consideration

For the purpose of calculating entitlements under the Schemes, any dealings in Ordinary Shares, Contributing Shares and Equity Participation Shares will only be recognised if:

(a) in the case of dealings of the type to be effected using CHESS, the transferee is registered in the CPM Register as a holder of the relevant CPM Securities by the Scheme Record Date; or

(b) in all other cases, if registrable transmission applications or transfers for those dealings are received at or before the Scheme Record Date at the place where the CPM Register is kept.

CPM must register transmission applications or transfers of the kind referred to in paragraph (b) by the Scheme Record Date (except for transfers to SPP pursuant to a Scheme).

For the purposes of the Schemes until after Implementation, CPM will not accept for registration or recognise for any purpose any transfer or transmission application for CPM Securities received after the Scheme Record Date.

For the purpose of determining those eligible to participate in the Schemes, the CPM Registry will, until issue of the relevant Replacement Securities has been made, maintain the CPM Register, upon the basis that CPM Securities have not been transferred and otherwise in accordance with the foregoing provisions set out above and the CPM Register in this form, will solely determine entitlements to consideration.

All holding statements for CPM Securities, except for those held by SPP or Deferred Security Holders and CPM Securities not affected by an approved Scheme shall cease to have any effect from the Implementation Date as records of title for such securities. As from the Implementation Date, each entry current at that date on the CPM Register relating to CPM Securities will cease to be of any effect other than as evidence of entitlement to consideration pursuant to the Schemes.

CPM must give to SPP, within two Business Days after the Scheme Record Date, details of the names, registered addresses and holdings of CPM Securities of every Scheme Participant as shown in the CPM Register at the Scheme Record Date, such details to be provided in such form as SPP may reasonably require.

7.5 Suspension of trading of CPM's Ordinary Shares

If the Ordinary Scheme and Contributing Schemes are Implemented, then it is expected that suspension of quotation on the ASX of Ordinary Shares and Contributing Shares will occur from close of trading on the Effective Date of the Ordinary Scheme.

CPM will, shortly after the Implementation Date, apply for removal from the official list of the ASX and for the termination of the official quotation of Ordinary Shares and Contributing Shares on the ASX.

7.6 CPM Securities and options held by the Directors of CPM

The number and description of CPM Securities and options held by and on behalf of each Director as at **31 October 2001** are as follows:

Director	Ordinary Shares	Contributing Shares	Equity Participation Shares	Convertible Notes
C.M. Anderson	-	-	188,000	-
N. Belknap	86,800	-	140,815	-
J.V. Browning	432,792	-	674,940	-
R. Bryan	-	-	110,668	-
B.H. Davidson	-	-	110,668	-
V.H. Kuss	-	-	231,350	-
J.D McFarland	1,000	-	740,000	-
J.A. McFarlane	5,000	-	740,000	-
J.S. McFarlane	5,030	-	166,700	-
E.A. Parkinson - Marcoux	-	-	111,100	-
N.W. Stump	-	-	113,000	-
B.C Wright	-	-	655,000	-

In addition, an Extraordinary General Meeting will be held on 21 December 2001 to obtain approval for the issue of Guarantee Facility Options in CPM Ordinary Shares to Mr J.V. Browning (See Section 1.10(b)).

7.7 SPP Securities and options held by Directors of CPM

The only SPP Securities and options held by or on behalf of any Director of CPM as at **31 October 2001** are as follows:

Director	Ordinary Shares	Contributing Shares	Equity Participation Shares	Convertible Notes
C.M. Anderson	5,000	-	500,000	-
N. Belknap	-	-	175,000	-
J.V. Browning	3,080,000	-	1,820,000	-
R. Bryan	-	-	300,000	150,000
B.H. Davidson	20,000	-	300,000	-
V.H. Kuss	2,600	-	560,000	-
J.D McFarland	12,000	-	2,000,000	-
J.A. McFarlane	124,566	-	1,909,960	-
J.S.McFarlane	5,520	50	450,000	
E.A. Parkinson - Marcoux	-	-	300,001	-
N.W. Stump	-	-	300,000	-
B.C Wright	-	-	1,750,000	-

In addition, an Extraordinary General Meeting will be held on 21 December 2001 to obtain approval for the issue of Guarantee Facility Options in SPP ordinary shares to Mr J.V. Browning (See Section 1.10(b)).

7.8 Payments or other benefits to Directors, secretaries or executive officers

It is not proposed under the terms of the Schemes that any payment or other benefit will be made or given to any Director, secretary or executive officer of CPM or of any corporation related to CPM as compensation for loss of, or as consideration for or in connection with, his or her retirement from office as Director, secretary or executive officer of CPM or any corporation related to CPM (or otherwise except to the extent they participate in the Schemes as holders of CPM Securities).

7.9 Agreements or arrangements with Directors of CPM

There is no agreement or arrangement made between any Director of CPM and any other person in connection with or conditional upon the outcome of the Schemes, other than as referred to in Section 7.10.

7.10 Interests of Directors of CPM in contracts of SPP

No Director of CPM has any interest in any contract which has been entered into by SPP, except as follows:

- A Director, Mr B Davidson, is a partner in the firm of Deacons, Lawyers. Deacons has provided legal services to the SPP Group for several years on normal commercial terms and conditions.
- A Director, Mr B Wright, provides technical consulting services to the SPP Group on normal commercial terms and conditions.
- A Director, Mr D Parkinson-Marcoux, provides technical consulting services to the SPP Group on normal commercial terms and conditions.
- CPM may issue Guarantee Facility Options which have rights of exercise over CPM Ordinary Shares to Mr John Val Browning, a director of SPP and CPM, for a guarantee facility to be provided by Mr Browning. This interest is referred to in more detail at Section 1.9(b).

7.11 Material changes in the financial position of CPM

To the knowledge of the Directors, there has not been a material change in the financial position of CPM since the date of the last balance sheet released to the ASX on 17 August 2001 except as follows:

- during the quarter ended 30 September 2001, the SPP Group's available funds (of which CPM has a 50% interest) under management has decreased by A$15.4 million (from A$47.0 million at 30 June 2001 to A$31.6 million at 30 September 2001).

  The decrease in available funds during this quarter consists principally of three elements: capital costs and operating costs associated with Stuart Stage 1 and general administration costs. The SPP Group is aware of the reduction in funds and to remedy this the SPP Group publicly announced on 21 September 2001 that it has arranged, subject to shareholder approval, a US$7.5 million (A$15.0 million) unsecured standby guarantee facility for up to three years to provide additional working capital (the Guarantee Facility Option is referred to in further detail in Section 1.9(b)). The SPP Group also announced in its third quarter activities report, publicly released on 31 October 2001, that it is continuing to pursue additional financing of up to A$40 million to supplement this guarantee. Activities reports are released by SPP Group to ASX on a quarterly basis which contain information regarding funds available to the company.
- At an extraordinary general meeting of the Company held on 10 August 2001 shareholders resolved to reduce its issued capital by cancelling 18,850,000 restricted class shares held in the Company by the Suncor Group in accordance with the Corporations Act. This resulted in a reduction in shares on issue. As no consideration was paid, there has been no change to total shareholders equity.

7.12 Expert's interests

No expert named in this Information Memorandum has any interest (including without limitation as a member or partner in another entity) in the promotion of SPP or CPM or in the outcome of the Schemes.

7.13 Expert's consent

The Independent Expert, KPMG Corporate Finance, has given and has not withdrawn its consent to the issue of its report set out in Appendix 2 in the form and context in which it is included in this Information Memorandum.

The Investigating Accountant, PricewaterhouseCoopers Securities Ltd, has given and has not withdrawn its consent to the issue of its report set out in Appendix 2a in the form and context in which it is included in this Information Memorandum.

7.14 Regulatory relief and approvals

(a) The ASIC has granted the following relief:

(i) from compliance with paragraphs 1 and 3 of Schedule 8 Part 2 of the Corporations Regulations concerning the Convertible Note Scheme; and

(ii) to permit reference to material changes in the financial position of CPM since the date of the last balance sheet released to the ASX on 17 August 2001 notwithstanding the financial statements for the year ended 31 December 2001 have not been laid before the Annual General Meeting of CPM.

(b) The ASX has granted an approval or a waiver of the following Listing Rules:

(i) Listing Rule 6.23 so that it does not apply where the CPM options held by Sunoco and Mr Browning are cancelled and the replacement options are issued to Sunoco and Mr Browning pursuant to the deeds between CPM and each of Sunoco and Mr Browning and in connection with the Schemes;

(ii) Listing Rule 7.1 to confirm that the proposed issue of both the replacement options and the replacement Sunoco options (relating to the waiver of Listing Rule 6.23) will not be counted as equity securities issued (or agreed to be issued) under this Listing Rule;

(iii) Listing Rule 10.11 to enable Mr Browning, a director of SPP, who is also a director of CPM, to participate in the proposed cancellation of the CPM options currently held and the issue of the equivalent replacement options to him without the requirement to obtain shareholder approval;

(iv) Listing Rule 10.14 to enable the directors and other related parties of SPP who are also directors of CPM, to participate in the exchange of CPM Securities for replacement Securities without the requirement to obtain shareholder approval;

(v) Listing Rules 6.10.5 and 6.12.3 to allow the amendments to SPP's Constitution to limit the maximum shareholding of any person to 20% for two years; and

(vi) Listing Rule 6.9 so that Replacement Contributing Shares have one share per vote in SPP (as the Contributing Shares currently enjoy in CPM).

(c) An application has been made for the Treasurer of Australia to approve the acquisition by SPP of all the issued shares in CPM, pursuant to the Foreign Acquisitions and Takeovers Act 1975.

Copies of documentation granting the above regulatory relief can be obtained from CPM on request.

7.15 SPP share sales

(a) Ordinary shares

The Replacement Ordinary Shares to be exchanged for Ordinary Shares under the Ordinary Scheme marketable securities that are granted official quotation on the ASX.

The latest recorded sale price on the ASX for SPP's ordinary shares before this information was lodged for registration with ASIC was A$0.57 on 12 December 2001.

The highest sale price on the ASX during the three months before this date was A$0.67 on 19 November 2001 and the lowest was A$0.50 on 14 September 2001.

The latest recorded sale price before the Schemes were publicly announced on 21 September 2001 was A$0.53.

(b) Contributing shares

Replacement Contributing Shares will be a new class of security which will not be quoted on ASX and therefore no sale information is available.

(c) Equity participation shares

SPP's equity participation shares have not been granted official quotation on a securities exchange. There have been no equity participation share sales, according to all the information that directors of CPM or a related body corporate has about the number of equity participation shares sold (including the amount of those shares and prices) in the 3 months immediately before the date on which this Information Memorandum was lodged for registration with ASIC other than as follows:

A sale on 1 October 2001 of 12,000 equity participation shares at issue price of A$1.06 for a transfer price of A$0.01 per share (total consideration A$120.00).

7.16 CPM Equity Participation Share sales in the last 6 months

CPM's Equity Participation Shares are not granted official quotation on a securities exchange. There have been no Equity Participation Share sales according to all the information CPM has about the number of Equity Participation Shares that have been sold (including the amount of those shares and prices) in the 6 months immediately before the date on which this Information Memorandum was lodged for registration with ASIC other than as follows:

A sale on 1 October 2001 of 4,534 Equity Participation Shares at issue price of A$2.95 for a transfer price of A$0.01 per share (total consideration A$45.34).

7.17 Information Disclosed to the ASX and Documents Lodged with ASIC

SPP is a "disclosing entity" for the purposes of the Corporations Act and as such is subject to continuous reporting and disclosure obligations. Specifically, as a listed company, SPP is subject to the listing rules of the ASX which require continuous disclosure of any information SPP has concerning it that a reasonable person would expect to have a material effect on the price or value of its shares.

The ASX maintains files containing publicly disclosed information about all listed companies. SPP's file is available for inspection at the ASX during normal business hours.

In addition, SPP is also required to lodge various documents with ASIC. Copies of documents lodged with ASIC by SPP may be obtained from, or inspected at, an ASIC office.

SPP will provide free of charge, to any CPM shareholder who requests it before the Scheme Meeting, a copy of:

- the annual financial report of SPP for the year ended 31 December 2000 (being the annual financial report most recently lodged with ASIC before this Information Memorandum was lodged for registration with ASIC);

- any quarterly report lodged with ASIC by SPP after the lodgement of the annual financial report referred to above and before lodgement for registration of this Information memorandum with ASIC; and
- any continuous disclosure notice given to the ASX by SPP after the lodgement for registration with ASIC of the annual report referred to above and before lodgement for registration of this Information Memorandum by ASIC.

7.18 Dealings in CPM Securities by SPP or Associates of SPP

In the four months ending on the day immediately before the day on which the Information Memorandum was lodged for registration by ASIC, neither SPP nor any associate (where associate has the meaning given to that term in Chapter 6 of the Corporations Act) has provided, or agreed to provide, or has received or agreed to receive consideration for CPM Securities under a sale, purchase, or agreement for sale or purchase of CPM Securities.

7.19 No unacceptable circumstances

The Directors of CPM do not believe that the Schemes involve any circumstances concerning the affairs of any member of the SPP Group that could be reasonably characterised as constituting "unacceptable circumstances" for the purposes of Section 657A of the Corporations Act.

7.20 Other material information

Other than as contained in the Information Memorandum, there is no information material to the making of a decision about the Schemes (being information that is within the knowledge of any Director of CPM or a related company) which has not previously been disclosed to Scheme Participants.

8. GLOSSARY OF DEFINED TERMS

In this Information Memorandum, including its Appendices, capitalised terms have the following meanings (subject to any definitions of capitalised terms provided in Parts D to G which have effect for the purposes of those Parts):

A$ means Australian dollars.

ADRs means American Depositary Receipts, being the receipts or certificates which evidence ownership of ADSs. Where the term ADRs is used in this Information Memorandum, it will be construed as being a reference to either ADRs or ADSs, as the context requires. Accordingly, as the context requires, the term CPM ADRs will be construed as being a reference to CPM ADRs or CPM ADSs, and the term SPP ADRs shall be construed as being a reference to SPP ADRs or SPP ADSs.

ADSs means American Depositary Shares, being a form of security that represents an ownership interest in a specified number of underlying securities that have been deposited with a depositary (see **ADRs**).

Amended Convertible Notes means the Convertible Notes in CPM following the Effective Date of the Convertible Note Scheme, which are governed by the Amended Convertible Note Terms.

Amended Convertible Note Terms means the Convertible Note Terms as amended by the Convertible Note Scheme.

Australian GAAP means generally accepted accounting principles applying in Australia.

AGM means annual general meeting.

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited, or the stock market conducted by it, as the context requires.

ATP means technology called the Alberta-Taciuk Processor used to develop CPM and SPP's oil shale deposits referred to in Section 2.1.

Australian Government means the government of the Commonwealth of Australia.

Board means the Board of Directors of CPM.

BoNY means The Bank of New York.

Business Day means a day on which trading banks are open for business in Brisbane.

CGT means Australian tax levied on capital gains.

CHESS means the clearing house electronic sub-register system operated by ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532).

Complying Superannuation Fund means within the meaning of section 45 of the Superannuation Industry (Supervision) Act 1993 (Cth).

Company means CPM and its Subsidiaries.

Conditions Precedent means the conditions precedent set out in clause 3.1 of each Scheme, included as Parts D, E, F and G of this Information Memorandum.

Contributing Scheme means the scheme of arrangement between CPM and the Contributing Scheme Members.

Contributing Scheme Member means a person, other than SPP for the purpose of paragraph (b), who is registered in the CPM Register as the holder of a Contributing Share:

(a) for the purposes of the Scheme Meeting, as at the Meeting Record Date; or

(b) for the purposes of determining the entitlement to receive Replacement Securities, the Scheme Record Date.

Contributing Shares means CPM's partly paid contributing shares paid to 25c which are listed on the ASX.

Convertible Notes means CPM's unsecured convertible notes with an issue price of A$7.80 per note that may be converted into Ordinary Shares at any time on the basis of one note per Ordinary Share maturing on 1 December 2004 at an interest rate of 8.5% per annum.

Convertible Note Option Price means:

(a) for the Convertible Notes, A$7.80 for each option to acquire an Ordinary Share pursuant to clause 3.1(l) of the Third Schedule of the Convertible Note Terms; and

(b) for the Amended Convertible Notes, A$2.93 for each option to acquire a SPP ordinary share pursuant to clause 3.1(l) of the Third Schedule of the Amended Convertible Note Terms;

Convertible Note Scheme means the scheme of arrangement between CPM and the Convertible Note Scheme Members.

Convertible Note Terms means the terms and conditions of issue of the Convertible Notes.

Convertible Note Scheme Member means a person who is registered in the CPM Register as the holder of a Convertible Note:

(a) for the purposes of the Scheme Meeting, as at the Meeting Record Date;

(b) for the purposes of determining the date that the Convertible Notes become Amended Convertible Notes, the Scheme Record Date.

Corporations Act means the Corporations Act 2001 and includes a reference to the regulations made under that Act.

Court means any court of competent jurisdiction at which CPM applies for the grant of orders to convene the Scheme Meetings and approving the Schemes pursuant to the Corporations Act (and any incidental matters).

CPM means Central Pacific Minerals N.L. (ABN 14 008 460 651) of Level 9, National Mutual Centre, 15 London Circuit, Canberra, Australian Capital Territory, Australia.

CPM ADR Holder means a person who is registered in the register of CPM ADRs kept by the Depositary as the holder of CPM ADRs from time to time. (see **ADRs**).

CPM ADRs means the ADRs delivered by the Depositary (or delivered by Bankers Trust Company, Citibank N.A. or Morgan Guaranty Trust Company of New York, but for which BoNY is now acting as successor Depositary), representing the holder's ownership interest in the CPM ADSs. (see **ADRs**).

CPM ADSs means ADSs each representing two CPM Ordinary Shares. (see **ADRs**).

CPM's Constitution means the constitution of CPM, as amended from time to time.

CPM Register means:

(a) for Ordinary Shares, Contributing Shares and Equity Participation Shares, the CPM register of members; and

(b) for the Convertible Notes, the register of convertible noteholders.

CPM Registered Office means: Phipson Corporate Services (ABN 91 556 716 819), 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City, ACT, 2601, Australia (fax (02) 6274 3111 within Australia or (612) 6274 3111 outside Australia).

CPM Registry means:

(a) for Ordinary Shares, Contributing Shares and Equity Participation Shares, Computershare Investor Services Pty Ltd (ABN 48 078 279 277), Level 27, 345 Queen Street, Brisbane, QLD, 4000; and

(b) for the Convertible Notes, Phipson Corporate Services (ABN 91 556 716 819), 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City, ACT.

CPM Securities means Ordinary Shares, Contributing Shares, Equity Participation Shares and Convertible Notes in CPM.

CPM Sunoco Options means the 4,629,000 options issued by CPM to Sunoco Inc to subscribe for Ordinary Shares in CPM pursuant to a subscription agreement dated 6 April 2001.

Deed Poll means the Deed Poll set out at Part C.

Defer means the ability of Ordinary Scheme Members, Contributing Scheme Members and Equity Participation Scheme Members to be bound by their respective Schemes but to elect to retain their Ordinary Shares, Contributing Shares or Equity Participation Shares for up to 10 years pursuant to the terms of their respective Scheme.

Deferral Form means the written notice allowing a person to Defer in the form set out in the accompanying forms to this Information Memorandum.

Deferral Period means the period of 10 years from the Implementation Date during which there may still be Deferred Security Holders.

Deferred Contributing Shares means the Contributing Shares in CPM that are from time to time held by Scheme Participants during the Deferral Period.

Deferred Equity Participation Shares means the Equity Participation Shares in CPM that are from time to time held by Scheme Participants during the Deferral Period.

Deferred Shares means the Ordinary Shares in CPM that are from time to time held by Scheme Participants during the Deferral Period.

Deferred Securities means as the context requires all or each of:

(a) in the context of the Ordinary Scheme, Deferred Shares;

(b) in the context of the Contributing Scheme, Deferred Contributing Shares; and

(c) in the context of the Equity Participation Scheme, Deferred Equity Participation Shares.

Deferred Security (Elective) Exchange Event means the delivery by a Deferred Security Holder at any time within the Deferral Period of a Notice of Exchange to the CPM Registered Office or the company secretary of either CPM or SPP to exchange their Deferred Securities for Replacement Securities.

Deferred Security (Compulsory) Exchange Event means any of:

(a) the 10th anniversary of the Implementation Date;

(b) upon delivery to the Company of any instrument of transfer, or evidence establishing a right of transmission, of the Deferred Securities or any other purported transfer or transmission of the Deferred Securities;

(c) for the Deferred Contributing Shares and the Deferred Equity Participation Shares, upon payment to the Company of the amounts unpaid on those shares;

(d) a person becomes entitled to compulsorily acquire all the fully-paid SPP ordinary shares pursuant to chapter 6A of the Corporations Act;

(e) a court of competent jurisdiction makes an order for the transfer or cancellation of a majority of the fully paid SPP ordinary shares pursuant to section 411(10) of the Corporations Act; or

(f) if less than 10% of the original number of Deferred Securities have not been exchanged for Replacement Securities and SPP elects to compulsorily acquire the remaining Deferred Securities in exchange for Replacement Securities.

Deferred Security Exchange Event means a Deferred Security (Compulsory) Exchange Event or an Deferred Security (Elective) Exchange Event, as the context requires.

Deferred Security Exchange means a Deferred Security (Compulsory) Exchange or an Deferred Security (Elective) Exchange, as the context requires.

Deferred Security (Compulsory) Exchange means the compulsory transfer by all Deferred Security Holders of all their Deferred Securities to SPP in exchange for SPP issuing Replacement Securities to those Deferred Security Holders



at the Exchange Ratio at the time of and upon a Deferred Security (Compulsory) Exchange Event (subject to compliance with any applicable law).

Deferred Security (Elective) Exchange means the elective transfer of a Deferred Security Holder's Deferred Securities to SPP in exchange for SPP issuing Replacement Securities to that Deferred Security Holder at the Exchange Ratio at the time of and upon a Deferred Security (Elective) Exchange Event (subject to compliance with any applicable law).

Deferred Security Holders means Ordinary Scheme Members, Contributing Scheme Members and Equity Participation Scheme Members who elect to Defer from their Scheme and are approved to do so by SPP and who continue to hold such securities from time to time.

Depositary means BoNY, as depositary for CPM ADSs, SPP ADSs, or sponsored SPP ADSs as appropriate.

Director means a director of CPM.

Effective means, when used in relation to a Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act by virtue of the order being lodged with ASIC in relation to that Scheme.

Effective Date means the date on which a Scheme becomes Effective.

EPS means earnings per share.

Equity Participation Scheme means the scheme of arrangement between CPM and the Equity Participation Scheme Members.

Equity Participation Scheme Member means a person, other than SPP for the purpose of paragraph (b), who is registered in the CPM Register as the holder of an Equity Participation Share:

(a) for the purposes of the Scheme Meeting, as at the Meeting Record Date; or

(b) for the purposes of determining the entitlement to receive Replacement Securities, the Scheme Record Date.

Equity Participation Shares means CPM's partly paid equity participation shares issued pursuant to clause 5A of CPM's Constitution.

Exchange Ratio means:

(a) the ratio of 2.664 Replacement Securities issued in exchange for each CPM Security, as adjusted pursuant to Appendix 3.

(b) the ratio of 0.1332 Replacement SPP ADRs issued in exchange for each CPM ADR.

Explanatory Statement means the explanatory statement of CPM issued pursuant to section 412 of the Corporations Act which has been registered by ASIC.

Guarantee Facility means the guarantee facility between the Company and Mr John Val Browning – executed between the parties and to be approved by shareholders at Extraordinary General Meetings of SPP and CPM on 21 December 2001 whereby Mr John Val Browning agrees to provide a US$7.5 million guarantee facility to the SPP Group.

Implementation Date means for each Scheme the first day following the Scheme Record Date on which the transactions to implement that Scheme will be effected, as more particularly described in the Scheme.

Implementation Deed means the Implementation Deed dated 12 December 2001, set out in Part B.

Implementation means, for each Scheme, the steps required to implement a Scheme in accordance with the provisions of the relevant Scheme.

Independent Expert means KPMG Corporate Finance.

Information Memorandum means this information memorandum, dated 12 December 2001, providing information to assist Scheme Participants to consider the Scheme.

KPMG Corporate Finance means KPMG Corporate Finance (Australia) Pty Ltd (ABN 43 007 363 215).

Listing Rules means the official listing rules of the ASX as amended from time to time.

Meeting Record Date means for each Scheme the time and date specified in the Notice of Meeting for that Scheme to determine entitlements to attend and vote at that Scheme Meeting.

NASDAQ means the National Association of Securities Dealers Automated Quotation System, or the stock market conducted by it as the context requires.

Notice of Meeting means, as the context requires, the notices of meeting accompanying this Information Memorandum convening the meetings to approve the Ordinary Scheme, the Contributing Scheme, the Equity Participation Scheme and the Convertible Note Scheme.

Notice of Exchange means the notice whereby Deferred Security Holders elect to exchange their Deferred Securities for Replacement Securities, which is an accompanying form to the Information Memorandum.

Ordinary Scheme means the scheme of arrangement between CPM and the Ordinary Scheme Members.

Ordinary Scheme Member means a person, other than SPP for the purpose of paragraph (b), who is registered in the CPM Register as the holder of an Ordinary Share:

(a) for the purposes of the Scheme Meeting, as at the Meeting Record Date; or

(b) for the purposes of determining the entitlement to receive Replacement Securities, as at the Scheme Record Date.



Ordinary Shares means CPM's fully paid ordinary shares which are listed on the ASX.

Permitted Jurisdictions means Australia (and its external territories), New Zealand, the US, the UK, Ireland, Jersey and France.

Pre-CGT Shares means CPM Securities acquired by Australian resident Shareholders prior to 20 September 1985 and which have retained their pre-CGT status.

Prescribed Foreign ADR Holders means CPM ADR Holders whose address as shown in the register of CPM ADR Holders kept by the Depositary is a place outside the Permitted Jurisdictions, unless SPP is satisfied before the Implementation Date that such person lawfully can be issued SPP shares pursuant to the Scheme under the law of the place of such address.

Prescribed Foreign Holders means Prescribed Foreign ADR Holders and Prescribed Foreign Shareholders.

Prescribed Foreign Shareholders means:

(a) for the Ordinary Scheme, Ordinary Scheme Members; and

(b) for the Contributing Scheme, Contributing Scheme Members,

whose address as shown in the CPM Register is a place outside the Permitted Jurisdictions, unless SPP is satisfied before the Implementation Date that such person lawfully can be issued Replacement Securities pursuant to the Scheme under the laws of the place of such address.

Price Benchmark means:

(a) for the Convertible Notes, A$9.80 for the trading price of Ordinary Shares pursuant to clause 3.1(k) of the Third Schedule of the Convertible Note Terms; and

(b) for the Amended Convertible Notes, A$3.68 for the trading price of SPP ordinary shares pursuant to clause 3.1(k) of the Third Schedule of the Amended Convertible Note Terms.

Replacement Ordinary Shares means the fully-paid ordinary shares to be issued by SPP in exchange for the Ordinary Shares pursuant to the Ordinary Scheme.

Replacement Contributing Shares means the contributing shares to be issued by SPP in exchange for the Contributing Shares pursuant to the Contributing Scheme.

Replacement Equity Participation Shares means the equity participation shares to be issued by SPP in exchange for the Equity Participation Shares pursuant to the Equity Participation Scheme.

Replacement Securities means:

(a) concerning Ordinary Shares, Replacement Ordinary Shares;

(b) concerning Contributing Shares, Replacement Contributing Shares; and

(c) concerning Equity Participation Shares, Replacement Equity Participation Shares.

Replacement SPP ADRs means the Sponsored SPP ADRs to be delivered by BoNY in exchange for CPM ADRs pursuant to the Ordinary Scheme, or in exchange for SPP ADRs as the context requires .

Scheme means each of the Ordinary Scheme, Contributing Scheme, Equity Participation Scheme or Convertible Note Scheme, as the context requires, set out in Part D, E, F and G subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

Scheme Consideration means the Replacement Securities.

Scheme Meetings means, as the context requires, meetings of the Scheme Participants to approve the Ordinary Scheme, the Contributing Scheme, the Equity Participation Scheme and the Convertible Note Scheme and includes a meeting of any class of such shareholders or convertible noteholders, ordered to be convened by the Court pursuant to section 411(1) of the Corporations Act.

Scheme of Arrangement means a court approved arrangement between a company and its members or any class of them or a company and its creditors or any class of them, pursuant to Part 5.1 of the Corporations Act.

Scheme Participants means:

(a) for the Ordinary Scheme, Ordinary Scheme Members (and includes SPP only for the purpose of receiving notice for, and voting at, the Scheme Meetings);

(b) for the Contributing Scheme, Contributing Scheme Members (and includes SPP only for the purpose of receiving notice for, and voting at, the Scheme Meetings);

(c) for the Equity Participation Scheme, Equity Participation Scheme Members (and includes SPP only for the purpose of receiving notice for, and voting at, the Scheme Meetings); and

(d) for the Convertible Note Scheme, the Convertible Note Scheme Members.

Scheme Record Date means for each Scheme the fifth business day following that Scheme's Effective Date.

SEC means the United States Securities and Exchange Commission.

Shareholding Limit means the provision in SPP's Constitution limiting for 2 years from the Implementation Date of the Ordinary Scheme the maximum shareholding of any person or its associates to 20%.

Sponsored SPP ADRs means the SPP ADRs to be issued under BoNY's sponsored ADR facility with each ADR representing 40 underlying SPP ordinary shares.

SPP means Southern Pacific Petroleum N.L. (ABN 36 008 460 366) of Level 9, National Mutual Centre, 15 London Circuit, Canberra, Australian Capital Territory, Australia.



SPP ADR Holder means a person who is registered in the register for SPP ADRs kept by the Depositary as the holder of SPP ADRs from time to time. (see **ADRs**).

SPP ADRs means the ADRs delivered by the Depositary, (or delivered by Bankers Trust Company, Citibank N.A. or Morgan Guaranty Trust Company of New York, but for which BoNY is now acting as successor Depositary) representing the holder's ownership interest in the SPP ADSs. (see **ADRs**).

SPP ADSs means the ADSs each representing two SPP ordinary shares (see **ADRs**).

SPP's Constitution means the constitution of SPP as amended from time to time.

SPP Group or **Group** means:

(a) prior to the Implementation Date for the Ordinary Scheme, CPM and SPP and their respective Subsidiaries or companies in which either holds 50% of the issued shares; and

(b) after the Implementation Date for the Ordinary Scheme, SPP and its Subsidiaries or companies in which either holds 50% of the issued shares.

SPP Securities means ordinary shares, contributing shares, equity participation shares and convertible notes in SPP.

SPP Sunoco Options means the 12,331,656 options to acquire ordinary shares in SPP to be issued by SPP pursuant to the deed between SPP, CPM and Sunoco Inc in exchange for the cancellation of the CPM Sunoco Options, conditional upon the Ordinary Scheme being Implemented.

SPPM means Southern Pacific Petroleum (Management) Pty Ltd (ABN 48 072 908 966).

Stuart Project means the whole Stuart Deposit and the current and future development proposals.

Stuart Stage 1 means the project the subject of Mining Lease 80003.

Stuart Stage 2 means a future development proposal with a currently planned production output of at least 14,000 barrels of shale oil per stream day.

Stuart Stage 3 means a future development proposal with a currently planned production output of up to 100,000 barrels of shale oil per stream day.

Subsidiaries has the meaning given to it in section 46 of the Corporations Act.

Suncor Group means Suncor Energy Inc and its Subsidiaries.

TPP Group means Trans Pacific Petroleum NL (ABN 60 008 438 604) and its Subsidiaries.

United Kingdom or UK means the United Kingdom.

United States or US means the United States of America.

US$ means dollar currency of the United States of America.

US GAAP means generally accepted accounting principles applying in the United States.

Voting Shares means the Ordinary Shares, Contributing Shares and Equity Participation Shares.

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Part B: Implementation Deed

Date 12 December 2001

Parties

1. **Southern Pacific Petroleum N.L.** (ABN 36 008 460 366) of Level 9, National Mutual Centre, 15 London Circuit, Canberra, Australian Capital Territory, Australia (**SPP**); and
2. **Central Pacific Minerals N.L.** (ABN 14 008 460 651) of Level 9, National Mutual Centre, 15 London Circuit, Canberra, Australian Capital Territory Australia (**CPM**).

Recitals

A CPM has decided to implement a restructuring by means of four schemes of arrangement under Part 5.1 of the Corporations Act between CPM and its members and convertible note holders.

B CPM has requested that SPP participate in the Schemes referred to in Recital A on the basis that the Schemes are in the best interests of CPM and its members and note holders.

C CPM and SPP have agreed in good faith to implement the schemes upon and subject to the terms of this Deed.

IT IS AGREED as follows.

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

Terms defined in the Schemes and Information Memorandum apply in this Deed as if set out in full unless the term has a different defined meaning in this Deed. If there is any conflict between these definitions then the definitions in the Schemes prevail.

1.2 Interpretation

Clauses 1.2 and 1.3 of the Ordinary Scheme apply to this Deed as if set out in full.

2. AGREEMENT TO PROCEED WITH THE SCHEMES

2.1 Conditions Precedent

The obligations of the parties under this Deed (other than under clauses 2.2(a) and 3.1) concerning each Scheme are subject to the satisfaction of the Conditions Precedent in clause 3.1 of each respective Scheme in accordance with its terms. For the avoidance of doubt, the failure to satisfy a Condition Precedent for one Scheme does not affect the parties obligations under this Deed concerning another Scheme.

2.2 Schemes

The parties agree to:

(a) proceed with the Schemes upon and subject to the terms of this Deed;

(b) use their best endeavours to procure that the Conditions Precedent in clause 3.1 of each Scheme are satisfied; and

(c) do all things and execute all documents which may be necessary, incidental or expedient to implement each Scheme.

3. SCHEME STEPS

3.1 Schemes

CPM agrees to propose the Schemes under which:

(a) subject to paragraph (b) below and the Deferral, all of the CPM Securities (other than Convertible Notes) held by the Scheme Participants of each Scheme will be transferred to SPP and the Scheme Participants (other than Convertible Note Scheme Members) will be entitled to receive the Scheme Consideration as set out in their respective Scheme from SPP on the terms of each respective Scheme; and

(b) for the Convertible Notes, the Convertible Note Terms will be amended in accordance with the Convertible Note Scheme.

3.2 SPP Covenants

SPP covenants in favour of CPM that:

(a) on or as soon as practicable after the Implementation Date, in consideration for the transfer of each CPM Security to SPP held by a Scheme Participant under the terms of the relevant Schemes, SPP will comply with the terms of clauses 4.2 and 4.3 of each relevant Scheme;

(b) on or as soon as practicable after a Deferred Security Exchange Event it will issue the requisite Replacement Securities to effect the required Deferred Security Exchange in accordance with the provisions of the Schemes; and

(c) SPP will, upon any valid request by CPM to take any action as provided for under the Amended Convertible Note Terms, comply with that request pursuant to clause 4.2 of the Convertible Note Scheme.

3.3 Obligations with ADR Depositary

SPP covenants with CPM that it will procure the Depositary to:

(a) deliver to all holders of CPM ADRs as at the Implementation Date, other than Prescribed Foreign ADR Holders, Replacement SPP ADRs on the basis of 0.1332 Replacement SPP ADRs in exchange for every one CPM ADR held by CPM ADR holders upon surrender of CPM ADRs to the Depositary;

(b) use reasonable efforts to sell any interests in Replacement SPP ADRs which would otherwise be acquired by a holder of CPM ADRs pursuant to the exchange of ADRs referred to in clause 3.3(a), and which would require the Depositary to deliver fractional SPP ADRs (having aggregated all the Replacement SPP ADRs to be issued to any CPM ADR Holder before determining the ultimate fractional entitlement of each CPM ADR Holder), and to distribute the proceeds, less costs, if any, in US dollars to the relevant holder of CPM ADRs upon surrender of CPM ADRs to the Depositary; and

(c) account to each Prescribed Foreign ADR Holder for its portion of the proceeds, less costs, if any, received from a nominee from the sale of the Replacement SPP ADRs referred to in clause 3.4(b).

3.4 Sale of Prescribed Foreign Holdings

SPP shall procure a nominee to sell the Replacement Ordinary Shares ADRs issued to a nominee under the Scheme in the ordinary course of trading on a securities exchange and:

(a) for Replacement Securities issued to a nominee for Prescribed Foreign Shareholders, will account to each Prescribed Foreign Shareholder for its portion of the proceeds less costs, if any, of sale received from a nominee; and

(b) for Replacement Securities issued to a nominee for Prescribed Foreign ADR Holders, being that number of Replacement Securities underlying the SPP ADRs which would otherwise be issued to Prescribed Foreign ADR Holders on implementation of the Ordinary Scheme, will account to the Depositary for the proceeds less costs, if any, from the sale of those Replacement Securities received from a nominee.

3.5 Corporate Governance Principles

Whilst there are Deferred Security Holders in CPM, SPP and CPM agree to abide by the corporate governance principles as set out in Section 1.2(h) of the Information Memorandum.

4. TERMINATION

This Deed may be terminated by either party before 5.00 pm on the day before the Second Court Date if:

(a) the Ordinary Scheme does not become effective in accordance with its terms by 30 June 2002;

(b) either party determines in good faith that any of the Conditions Precedent set out in clause 3.1 of the Ordinary Scheme will not be satisfied;

(c) the directors of CPM believe that it is no longer in the best interests of Scheme Participants to proceed with the Schemes; or

(d) prior to the Schemes becoming Effective, CPM or its Directors receive a formal proposal under which a person would acquire at least 50% of the issued capital of CPM (whether under a takeover bid, scheme of arrangement or otherwise), the terms of which, in the opinion of the Directors of CPM, are in the best interests of CPM as a whole, and the CPM Directors decide, in their absolute discretion, that such proposal should be recommended or otherwise allowed to proceed for consideration by the Scheme Participants in circumstances where the Schemes will not become Effective,

and such termination will not affect the liability of either party for a failure to perform an obligation under this Deed.

5. ASSIGNMENT

The rights and obligations of each party under this Deed are personal. They cannot be assigned, charged or otherwise dealt with, and no party shall attempt or purport to do so, without the prior written consent of the other party.

6. NO MERGER

The rights and obligations of the parties will not merge on completion of any transaction under this Deed. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing any transaction.

7. FURTHER ASSURANCES

Each party shall exercise all such powers as are available to it, do all such acts matters and things and sign, execute and deliver all such documents and instruments as may be necessary or reasonably required to give full force and effect to the provisions of this Deed.

8. COUNTERPARTS

This Deed may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and such counterparts shall together constitute one and the same instrument.

9. ATTORNEYS

Each of the attorneys, if any, executing this Deed respectively states in the presence of each other person executing this Deed that he has at the time of execution no notice of revocation of the power of attorney under the authority of which he does so.

10. COSTS

SPP will pay the costs of the parties in entering into this Deed and in effecting the transactions contemplated by it including any stamp duty that is payable on this Deed, other than for a transfer of the Deferred Securities to SPP, the Schemes or the steps to be taken under the Schemes or this Deed.

11. GOVERNING LAW

This Deed is governed by the laws of New South Wales. The parties submit to the non-exclusive jurisdiction of the courts exercising jurisdiction there.

EXECUTED and **DELIVERED** as a Deed in Brisbane.

THE COMMON SEAL of **SOUTHERN PACIFIC PETROLEUM N.L.** was affixed in the presence of:

Director Signature

Victor H Kuss

Print Name

Director Signature

Jennifer A McFarlane

Print Name

SIGNED, SEALED and **DELIVERED** for and on behalf of **CENTRAL PACIFIC MINERALS N.L.** by its duly appointed attorney:)

Signature

ANDREW W RANKIN

Witness

Signature

ERIN FEROS

Attorney

Part C: Deed Poll

Date 12 December 2001

Parties

Southern Pacific Petroleum N.L. (ABN 36 008 460 366) of Level 9, National Mutual Centre, 15 London Circuit, Canberra, Australian Capital Territory, Australia (**SPP**) in favour of

In favour of ***Scheme Participants***

Recitals

A The directors of CPM consider that it is in the interests of the Scheme Participants to consider approving the Schemes.

B Accordingly, the directors of CPM have resolved that CPM should propose the Schemes.

C The effect of the Schemes will be that, subject to approval of each Scheme and the Deferral provisions in the Schemes:

- all shares in CPM held by Scheme Participants will be transferred to SPP such that, following completion of the Schemes, SPP will hold all of the issued shares in CPM; and
- the terms of the Convertible Notes will be amended as set out in the Convertible Note Scheme.

D On 12 December 2001, CPM and SPP entered into an implementation deed (***Implementation Deed***).

E On 12 December 2001, CPM issued an information memorandum for the Schemes (***Information Memorandum***).

F In the Implementation Deed, SPP agreed to do all things and execute all deeds, agreements and other documents which may be necessary or expedient on its part to implement the Schemes including, without limitation, but subject to the satisfaction of the Conditions Precedent, paying the Scheme Consideration and certain other specific obligations.

G SPP is entering into this Deed Poll for the purpose of covenanting in favour of the Scheme Participants to perform its obligations under the Schemes.

IT IS AGREED as follows.

1. DEFINITIONS AND INTERPRETATIONS

1.1 Definitions

Terms defined in the Schemes and Information Memorandum apply in this Deed Poll as if set out in full unless the term has a different defined meaning in this Deed Poll. If there is any conflict between these definitions then the definitions in the Schemes prevail.

1.2 Benefit of Deed Poll

SPP acknowledges that this Deed Poll may be relied on and enforced by any Scheme Participant concerning the Scheme in which they participate in accordance with its terms even though the Scheme Participants are not party to it.

2. CONDITIONS PRECEDENT

2.1 Conditions Precedent

SPP's obligations under this Deed Poll concerning each Scheme are subject to satisfaction or waiver of each of the Conditions Precedent in clause 3.1 of each respective Scheme. For the avoidance of doubt, the failure to satisfy a Condition Precedent for one Scheme does not affect SPP's obligations under this Deed Poll concerning another Scheme.

2.2 Termination

If the Conditions Precedent are not satisfied or waived (as the case may be) for any Scheme on or before 30 June 2002 (or any later date agreed between SPP and CPM) the obligations of SPP under this Deed Poll concerning that Scheme will automatically terminate unless SPP and CPM otherwise agree.

2.3 Consequences of termination

If the obligations under this Deed Poll are terminated under this clause 2 for any Scheme, then in addition and without prejudice to any other rights, powers or remedies available to it:

(a) SPP is released from its obligations to further perform any obligation under this Deed Poll concerning that Scheme except those obligations contained in clause 6 of this Deed Poll and any other obligations which by their nature survive termination; and

(b) Scheme Participants retain the rights they have against SPP for any breach of this Deed Poll concerning their respective Scheme by SPP which occurred before this Deed Poll is terminated.

3. SPP'S OBLIGATIONS

Subject to clause 2:

(a) on or as soon as practicable after the Implementation Date, in consideration of the transfer of each CPM Security (excluding Convertible Notes) held by a Scheme Participant to SPP, SPP will issue to each Scheme Participant (excluding Convertible Note Scheme Members) Replacement Securities at the Exchange Ratio for each CPM Security registered in the name of that Scheme Participant recorded in the Register at the Scheme Record Date in accordance with the provisions of the Schemes, or in the case of Prescribed Foreign Shareholders or Prescribed Foreign ADR Holders, to a nominee, for each CPM Security registered in the name of that Scheme Participant in accordance with the

provisions of the relevant Scheme and make the necessary entries into SPP's register of members; and

(b) on or as soon as practicable after a Deferred Security Exchange Event it will issue the requisite Replacement Securities to effect the required Deferred Security Exchange in accordance with the provisions of the Schemes and make the necessary entries into SPP's register of members; and

(c) SPP will, upon any valid request by CPM to take any action as provided for under the Amended Convertible Note Terms, comply with that request pursuant to clause 4.2 of the Convertible Note Scheme; and

(d) for holders of CPM ADRs, SPP will procure the Depositary to:

(i) deliver to all holders of CPM ADRs as at the Implementation Date, other than Prescribed Foreign ADR Holders, Replacement SPP ADRs on the basis of 0.1332 Replacement SPP ADRs in exchange for every one CPM ADR held by CPM ADR Holders upon surrender of CPM ADRs to the Depositary;

(ii) use reasonable efforts to sell any interests in Replacement SPP ADRs which would otherwise be acquired by a holder of CPM ADRs pursuant to the exchange of ADRs referred to in clause 4.2(d)(i), and which would require the Depositary to deliver fractional SPP ADRs (having aggregated all the Replacement SPP ADRs to be issued to any CPM ADR Holder before determining the ultimate fractional entitlement of each CPM ADR Holder), and to distribute the proceeds, less costs, if any, in US dollars to the relevant holder of CPM ADRs upon surrender of CPM ADRs to the Depositary; and

(iii) account to each Prescribed Foreign ADR Holder for its portion of the proceeds, less costs, if any, received from a nominee from the sale of the Replacement Securities referred to in clause 4.2(d)(ii); and

(e) SPP shall procure a nominee to sell the Replacement Securities issued to a nominee under the Scheme in the ordinary course of trading on the ASX and:

(i) for Replacement Securities issued to a nominee for Prescribed Foreign Shareholders, will account to each Prescribed Foreign Shareholder for its portion of the proceeds, less costs, if any, of sale received from a nominee; and

(ii) for Replacement Securities issued to a nominee for Prescribed Foreign ADR Holders, being that number of Replacement Securities underlying the SPP ADRs which would otherwise be issued to Prescribed Foreign ADR Holders on implementation of the Ordinary Scheme, will account to the Depositary for the proceeds, less costs, if any, from the sale of those Replacement Securities received from a nominee; and

(f) whilst there are Deferred Security Holders in CPM, SPP agrees to abide by the corporate governance principles as set out in Section 1.2(h) of the Information Memorandum.

4. WARRANTIES

SPP represents and warrants that:

(a) it is a corporation validly existing under the laws of its place of incorporation;

(b) it has the corporate power to enter into and perform its obligations under this Deed Poll and to carry out the transactions contemplated by this Deed Poll;

(c) it has taken all necessary corporate action to authorise its entry into this Deed Poll and has taken or will take all necessary corporate action to authorise the performance of this Deed Poll and to carry out the transactions contemplated by this Deed Poll; and

(d) this Deed Poll is valid and binding upon it in accordance with its terms.

5. CONTINUING OBLIGATIONS

Subject to clause 2, this Deed Poll is irrevocable and remains in full force and effect until SPP has completely performed its obligations under this Deed Poll or the earlier termination of this Deed Poll under clause 2.

6. STAMP DUTY

SPP must pay all stamp duty imposed on this Deed Poll and on any instrument or other document executed to give effect to this Deed Poll.

7. NOTICES

7.1 Notice Details

A notice, consent, request or any other communication to SPP under this Deed Poll must be in writing and must be left at the address of SPP, or sent by prepaid post (airmail if posted to or from a place outside Australia) to the address of SPP or sent by facsimile to the facsimile number of SPP specified below or any other address or facsimile number the addressee requests in writing.

Southern Pacific Petroleum N.L.
Level 9
National Mutual Centre
15 London Circuit
Canberra ACT 2600
Attention: Company Secretary
Facsimile: (02) 6274 3111

7.2 Delivery

A notice, consent, request or any other communication is taken to be received:

(a) if by delivery, when it is delivered unless it is delivered on a day other than a Business Day in which case it is taken to be received by 9.00 am on the next Business Day;

(b) if a letter, three days after posting (seven, if posted to or from a place outside Australia); and

(c) if a facsimile, at the time of dispatch if the sender receives a transmission report which confirms that the facsimile was sent in its entirety to the facsimile number of the recipient.

8. GENERAL

8.1 Cumulative rights

The rights, powers and remedies of SPP and the Scheme Participants under this Deed Poll are cumulative with the rights, powers or remedies provided by law independently of this Deed Poll.

8.2 Waiver and variation

(a) A provision or a right under this Deed Poll may not be waived except in writing signed by the person granting the waiver.

(b) A provision of this Deed Poll may not be varied unless the variation is agreed to by CPM and the Court indicates that the amendment would not in itself preclude approval of the Scheme in which event SPP will enter into a further Deed Poll in favour of the Scheme Participants giving effect to such amendment.

9. GOVERNING LAW AND JURISDICTION

(a) This Deed Poll is governed by the laws of New South Wales.

(b) SPP irrevocably submits to the non-exclusive jurisdiction of the Courts of New South Wales.

10. ASSIGNMENT

The rights and obligations of SPP under this Deed Poll are personal. The rights and obligations cannot be assigned, charged or otherwise dealt with, and SPP shall not attempt or purport to do so.

11. SCHEME COVENANTS

Subject to clause 2, SPP shall do all such things and execute all such documents as may be necessary, incidental or expedient to implement the Schemes, including to:

(a) ensure that each of the Conditions Precedent set out in clause 3.1 of the each Scheme is satisfied;

(b) make such applications to the Court as are necessary or desirable to give effect to the Schemes;

(c) cause to be provided or remitted to each Scheme Participant (excluding Convertible Note Scheme Members) the Scheme Consideration for each CPM Security registered in the name of that Scheme Participant in accordance with the provisions of each Scheme;

(d) ensure that it takes any action provided for by the Amended Convertible Note Terms;

(e) to cause the Depositary to fulfil its obligations in relation to ADR Holders; and

(f) to procure a nominee to sell the Replacement Securities issued to it under a Scheme.

EXECUTED as a Deed Poll in Brisbane

SOUTHERN PACIFIC PETROLEUM N.L.

Signature	Signature
Victor H Kuss	Jennifer A McFarlane
Print name	Print name
Executive Director	Executive Director
Office held	Office held


SPP CPM

Part D: Ordinary Share

Scheme of arrangement

Pursuant to section 411 of the Corporations Act

BETWEEN: CENTRAL PACIFIC MINERALS N.L. (ABN 14 008 460 651)

AND: THE HOLDERS OF ORDINARY SHARES IN CENTRAL PACIFIC MINERALS N.L.

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

ADR means American Depositary Receipts.

ADS means an American Depositary Share.

Amended Convertible Notes means the Convertible Notes in CPM following the effective date of the Convertible Note Scheme, which are governed by the Amended Convertible Note Terms.

Amended Convertible Note Terms means the Convertible Note Terms as amended by the Convertible Note Scheme.

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited, or the stock market conducted by it, as the context requires.

Business Day means a day on which trading banks are open for business in Brisbane.

CHESS means the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532).

Conditions Precedent means the conditions precedent set out in clause 3.1 of this Scheme.

Contributing Scheme means the scheme of arrangement between CPM and the Contributing Scheme Members.

Contributing Scheme Member means a person, other than SPP for the purpose of paragraph (b), who is registered in the CPM Register as the holder of a Contributing Share:

(a) for the purposes of the scheme meeting, as at the meeting record date for that scheme; or

(b) for the purposes of determining the entitlement to receive Replacement Securities, the scheme record date for that scheme.

Contributing Shares means CPM's partly paid contributing shares paid to 25c which are listed on the ASX.

Convertible Notes means CPM's unsecured convertible notes with an issue price of A$7.80 per note that may be converted into Ordinary Shares at any time on the basis of one note per Ordinary Share maturing on 1 December 2004 at an interest rate of 8.5% per annum.

Convertible Note Scheme means the scheme of arrangement between CPM and the Convertible Note Scheme Members.

Convertible Note Terms means the terms and conditions of issue of the Convertible Notes.

Convertible Note Scheme Member means a person who is registered in the CPM Register as the holder of a Convertible Note:

(a) for the purposes of the scheme meeting, as at the meeting record date for that scheme;

(b) for the purposes of determining the date that the Convertible Notes become Amended Convertible Notes, the scheme record date for that scheme.

Corporations Act means the Corporations Act 2001 (Cth) and the regulations made under that Act.

Court means any court of competent jurisdiction at which CPM applies for the grant of an order to convene the Scheme Meeting and approving this Scheme pursuant to the Corporations Act (and any incidental matters).

CPM means Central Pacific Minerals N.L. (ABN 14 008 460 651) of Level 9, National Mutual Centre, 15 London Circuit, Canberra, Australian Capital Territory, Australia.

CPM ADRs means the ADRs delivered by the Depositary (or delivered by Bankers Trust Company, Citibank N.A. or Morgan Guaranty Trust Company of New York, but for which BoNY is now acting as successor Depositary), representing the holder's ownership interest in the CPM ADSs (see **ADRs**).

CPM ADSs means ADSs each representing two CPM Ordinary Shares (see **ADRs**).

CPM Register means the CPM register of members.

CPM Registered Office means: Phipson Corporate Services (ABN 91 556 716 819), 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City, ACT, 2601, Australia (fax (02) 6274 3111 within Australia or (612) 6274 3111 outside Australia).

CPM Shareholders means each person who is registered in the CPM Register as the holder of an Ordinary Share from time to time.

Deed Poll means the Deed Poll dated 12 December 2001 executed by SPP in favour of Ordinary Scheme Members (amongst others) whereby SPP covenants to carry out its obligations under this Scheme.

Defer means the right of Ordinary Scheme Members to defer by Valid Election for immediate receipt of the Scheme Consideration for all or some of an Ordinary Scheme Member's Ordinary Shares.

Deferral Date means the date that is 30 days from the date of the Scheme Meeting.

Deferred Contributing Shares means the Contributing Shares in CPM that are from time to time held by Scheme Participants during the Deferral Period.

Deferred Equity Participation Shares means the Equity Participation Shares in CPM that are from time to time held by Scheme Participants during the Deferral Period.

Deferral Form means the written notice allowing a person to Defer in the form set out in the Information Memorandum.

Deferral Period means the period of 10 years from the Implementation Date during which there may still be holders of Deferred Securities.

Deferred Securities means as the context requires all or each of:

(a) in the context of the Ordinary Scheme, Deferred Shares;

(b) in the context of the Contributing Scheme, Deferred Contributing Shares; and

(c) in the context of the Equity Participation Scheme, Deferred Equity Participation Shares.

Deferred Shares means the Ordinary Shares that an Ordinary Scheme Member by Valid Election defers from immediately receiving the Scheme Consideration pursuant to clause 4.2(c).

Deferred Security Holders means Ordinary Scheme Members who effectively elect to Defer from the Scheme.

Deferred Security (Elective) Exchange Event means the delivery by a Deferred Security Holder at any time within the Deferral Period of a Notice of Exchange to the CPM Registered Office or the company secretary of either CPM or SPP to exchange their Deferred Shares for Replacement Ordinary Shares;

Deferred Security (Compulsory) Exchange Event means any of:

(a) the 10th anniversary of the Implementation Date;

(b) upon delivery to the Company of any instrument of transfer, or evidence establishing a right of transmission, of the Deferred Shares or any other purported transfer or transmission of the Deferred Shares;

(c) a person becomes entitled to compulsorily acquire all the fully-paid SPP ordinary shares pursuant to chapter 6A of the Corporations Act;

(d) a court of competent jurisdiction makes an order for the transfer or cancellation of a majority of the fully paid SPP ordinary shares pursuant to section 411(10) of the Corporations Act; or

(e) if less than 10% of the original number of Deferred Securities have not exchanged for Replacement Securities and SPP elects to compulsorily acquire the remaining Deferred Securities in exchange for Replacement Securities.

Deferred Security Exchange Event means a Deferred Security (Compulsory) Exchange Event or an Deferred Security (Elective) Exchange Event, as the context requires.

Deferred Security Exchange means a Deferred Security (Compulsory) Exchange or an Deferred Security (Elective) Exchange, as the context requires.

Deferred Security (Compulsory) Exchange means the compulsory transfer by all Deferred Security Holders of all their Deferred Shares to SPP in exchange for SPP issuing Replacement Ordinary Shares to those Deferred Security Holders at the Exchange Ratio at the time of and upon a Deferred Security (Compulsory) Exchange Event (subject to compliance with any applicable laws).

Deferred Security (Elective) Exchange means the elective transfer of a Deferred Security Holder's Deferred Shares to SPP in exchange for SPP issuing Replacement Ordinary Shares to that Deferred Security Holder at the Exchange Ratio at the time of and upon a Deferred Security (Elective) Exchange Event (subject to compliance with any applicable laws).

Depositary means BoNY, as depositary for CPM ADSs, SPP ADSs, or sponsored SPP ADSs as appropriate.

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) for this Scheme.

Effective Date means the date on which this Scheme becomes Effective.

80% Condition Precedent means the condition precedent set out in clause 3.1(g) of this Scheme.

Equity Participation Scheme means the scheme of arrangement between CPM and the Equity Participation Scheme Members.

Equity Participation Scheme Member means a person, other than SPP for the purpose of paragraph (b), who is registered in the CPM Register as the holder of an Equity Participation Share:

(a) for the purposes of the Scheme Meeting, as at the meeting record date for that scheme; or

(b) for the purposes of determining the entitlement to receive Replacement Securities, the scheme record date for that scheme.

Equity Participation Shares means CPM's partly paid equity participation shares issued pursuant to clause 5A of CPM's Constitution.

Exchange Ratio means the ratio of 2.664 Replacement Ordinary Shares issued in exchange for each Ordinary Share, as adjusted pursuant to Clause 7.

Implementation Date means the first day after the Scheme Record Date.

Implementation Deed means the Implementation Deed dated 12 December 2001 between CPM and SPP relating to the implementation of this Scheme.

Implementation means the steps required to implement this Scheme in accordance with its provisions.

Information Memorandum means the information memorandum dated 12 December 2001 issued by CPM for this Scheme (amongst others).

Listing Rules means the Listing Rules of the ASX.

Meeting Record Date means the time and date specified in the Notice of Meeting for this Scheme to determine entitlements to attend and vote at the Scheme Meeting.

NASDAQ means the National Association of Securities Dealers Automated Quotation System, or the stock market conducted by it as the context requires.

Notice of Exchange means the notice whereby Deferred Security Holders elect to exchange their Deferred Shares for Replacement Ordinary Shares, which is an accompanying form to the Information Memorandum.

Ordinary Scheme Member means a person, other than SPP for the purpose of paragraph (b), who is registered in the CPM Register as the holder of an Ordinary Share:

(a) for the purposes of the Scheme Meeting, as at the Meeting Record Date; or

(b) for the purposes of determining the entitlement to receive Replacement Securities, as at the Scheme Record Date.

Ordinary Shares means CPM's fully paid ordinary shares which are listed on the ASX.

Prescribed Foreign ADR Holders means CPM ADR Holders whose address as shown in the register of CPM ADR Holders kept by the Depositary is a place outside the Permitted Jurisdictions, unless SPP is satisfied before the Implementation Date that such person lawfully can be issued SPP shares pursuant to the Scheme under the law of the place of such address.

Prescribed Foreign Holders means Prescribed Foreign ADR Holders and Prescribed Foreign Shareholders.

Permitted Jurisdictions means Australia (and its external territories), New Zealand, the US, the UK, Ireland, Jersey and France.

Prescribed Foreign Shareholders means each Ordinary Scheme Member whose address as shown in the CPM Register is a place outside the Permitted Jurisdictions, unless SPP is satisfied before the Implementation Date that such person lawfully can be issued Replacement Ordinary Shares or Replacement SPP ADRs pursuant to the Scheme under the laws of the place of such address.

Replacement Contributing Shares means the contributing shares to be issued by SPP in exchange for the Contributing Shares pursuant to the Contributing Scheme.

Replacement Equity Participation Shares means the equity participation shares to be issued by SPP in exchange for the Equity Participation Shares pursuant to the Equity Participation Scheme.

Replacement Ordinary Shares means the fully paid ordinary shares to be issued by SPP in exchange for the Ordinary Shares pursuant to this Scheme.

Replacement Securities means:

(a) concerning Ordinary Shares, Replacement Ordinary Shares;

(b) concerning Contributing Shares, Replacement Contributing Shares; and

(c) concerning Equity Participation Shares, Replacement Equity Participation Shares.

Replacement SPP ADRs means the Sponsored SPP ADRs to be delivered by BoNY in exchange for CPM ADRs pursuant to the Ordinary Scheme, or in exchange for SPP ADRs as the context requires .

Scheme means this scheme of arrangement, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

Scheme Consideration means Replacement Ordinary Shares to be exchanged at the Exchange Ratio for each Ordinary Share.

Scheme Meeting means the meeting of holders of Ordinary Shares convened by the Court pursuant to section 411(1) of the Corporations Act.

Scheme Participants means:

(a) for the Ordinary Scheme, Ordinary Scheme Members (and includes SPP only for the purpose of receiving notice for, and voting at, the Scheme Meeting);

(b) for the Contributing Scheme, Contributing Scheme Members (and includes SPP only for the purpose of receiving notice for, and voting at, their scheme meeting);

(c) for the Equity Participation Scheme, Equity Participation Scheme Members (and includes SPP only for the purpose of receiving notice for, and voting at, their scheme meeting); and

(d) for the Convertible Note Scheme, the Convertible Note Scheme Members.

Scheme Record Date means the fifth Business Day following the Effective Date.

SEC means the Shares Exchange Commission of the United States of America.

Second Court Date means the day on which the Court makes an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme.

Second Court Hearing means the hearing of the Court on the Second Court Date.

SPP means Southern Pacific Petroleum N.L. (ABN 36 008 460 366) of Level 9, National Mutual Centre, 15 London Circuit, Canberra, Australian Capital Territory, Australia.

SPP ADR Holder means a person who is registered in the register for SPP ADRs kept by the Depositary as the holder of SPP ADRs from time to time. (see **ADRs**).

SPP ADRs means the ADRs delivered by the Depositary (or delivered by Bankers Trust Company, Citibank N.A. or



Morgan Guaranty Trust Company of New York, but for which BoNY is now acting as successor Depositary) representing the holder's ownership interest in the SPP ADSs (see **ADRs**).

SPP ADSs means the ADSs each representing two SPP ordinary shares to be delivered by the Depositary (see **ADRs**).

SPP's Constitution means the constitution of SPP as amended from time to time.

SPP Group or **Group** means:

(a) prior to the Implementation Date for the Ordinary Scheme, CPM and SPP and their respective Subsidiaries or companies in which either holds 50% of the issued shares; and

(b) after the Implementation Date for the Ordinary Scheme, SPP and its Subsidiaries or companies in which either holds 50% of the issued shares.

SPP Shares means ordinary shares in the capital of SPP.

Subsidiaries has the meaning given to it in section 46 of the Corporations Act.

TPP Group means Trans Pacific Petroleum N.L. (ABN 60 008 438 604) and its Subsidiaries.

Valid Election means an Ordinary Scheme Member sending to CPM by the Deferral Date a properly completed and signed Deferral Form electing to Defer for the number of Ordinary Shares indicated in the Deferral Form subject to the following.

(a) The laws of the country (outside Australia) applicable to an Ordinary Scheme Member concerning Ordinary Shares specified in the Deferral Form. If the laws of the country prohibit or restrict the right to Defer or to participate in the Scheme on a deferred basis, then CPM undertakes to use its reasonable endeavours, for each such country, to comply with any administrative and filing requirements in order for that Deferral to be effective. However, if in the opinion of the directors of CPM these administrative requirements (including costs) place an unreasonable burden on CPM compared with the potential benefits anticipated to be received by the number of shareholders who elected to Defer in that country, then the elections to Defer will be cancelled. If cancelled, such shareholders will participate in the Scheme as if they had not completed a Deferral Form.

(b) The discretion of the directors of CPM to scale back the number of Ordinary Shares that the TPP Group may nominate in its Deferral Form up to 10% of the TPP Group's total holding of Ordinary Shares so that (whether solely by the operation of this paragraph or in combination with the paragraph below) the 80% Condition Precedent is satisfied.

(c) The discretion of the directors of CPM to scale back the number of Ordinary Shares nominated in an Deferral Form by any Ordinary Scheme Member who holds more than 5,000 Ordinary Shares (including the TPP Group if other such Shareholders are scaled back by more than 10% as to their holding) so that the 80% Condition Precedent is satisfied.

Voting Shares means the Ordinary Shares, Contributing Shares and Equity Participation Shares.

1.2 Interpretation

Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless the context requires otherwise.

(a) The **singular** includes the plural and conversely.

(b) A **gender** includes all genders.

(c) Where a **word** or **phrase** is defined, its other grammatical forms have a corresponding meaning.

(d) A reference to a **person** includes a body corporate, an unincorporated body or other entity and conversely.

(e) A reference to a **clause** or **schedule** is to a clause of or schedule to this Scheme.

(f) A reference to any **agreement** or **document** is to that agreement or document as amended, novated, supplemented, varied or replaced from time to time, except to the extent prohibited by that other agreement or document.

(g) A reference to any **legislation** or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

(h) Mentioning anything after **include**, **includes** or **including** does not limit what else might be included.

(i) A reference to **dollars** or **$** is to Australian currency.

(j) A reference to a particular time of day shall be a reference to that time in Brisbane.

(k) A word or expression to which a meaning is attributed in the Corporations Act shall bear that meaning.

1.3 Business day

Except where otherwise expressly provided, where the day on which any act, matter or thing is to be done is a day other than a Business Day, such act matter or thing shall be done on the immediately succeeding Business Day.

2. PRELIMINARY

(a) CPM is a no liability company incorporated in the Australian Capital Territory and is a company limited by shares.

(b) CPM has been admitted to the official list of the ASX and its shares have been granted official quotation.



(c) Certain Ordinary Shares are held by the Depositary or the Depositary's agents to enable US based investors to hold an interest in CPM, in the form of ADRs which trade in the over-the-counter market in the United States of America.

(d) At the date of the Implementation Deed:
116,850,732 Ordinary Shares;
849,629 Contributing Shares;
10,596,452 Equity Participation Shares; and
1,920,000 Convertible Notes, were on issue.

(e) SPP is a no liability company incorporated in the Australian Capital Territory and is a company limited by shares.

(f) CPM and SPP have entered into the Implementation Deed which sets out certain of the steps to be taken by those parties in connection with this Scheme.

(g) SPP has entered into the Deed Poll in favour of Ordinary Scheme Members (amongst others) pursuant to which it has covenanted, amongst other things, to carry out the obligations which it must perform under this Scheme.

3. CONDITIONS PRECEDENT

3.1 Conditions Precedent

The obligations of CPM and SPP pursuant to the Scheme are conditional on the satisfaction of each of the following Conditions Precedent prior to 5.00 pm on the day before the Second Court Date that:

(a) SPP Replacement Ordinary Shares being approved for official quotation by the ASX (conditional only on SPP providing to the ASX the information contained in Appendix 3B of the Listing Rules);

(b) SPP ADRs representing SPP ordinary shares to be delivered by the Depositary under the Scheme being approved for quotation on the NASDAQ or, if approval for quotation on the NASDAQ is not granted, on any other stock exchange registered with the SEC as a national securities exchange under the Securities Exchange Act of 1934, with such approval to be unconditional or subject only to the following conditions: the Court making an order approving the Scheme; CPM lodging the Court order with ASIC; and such other conditions as are acceptable to the Court;

(c) that the requisite majority of the shareholders of SPP approve a selective capital reduction to cancel CPM's holding of SPP shares in accordance with the Corporations Act;

(d) that a requisite majority of the shareholders of SPP approve a change to SPP's Constitution:

(i) limiting for 2 years from the Implementation Date the maximum shareholding any person or his or her associates can hold in SPP to 20% (in the terms set out in Appendix 1, as may be amended with the approval of the Court); and

(ii) to adjust the maximum number of Equity Participation Shares that can be issued at any time and other associated amendments (in the terms set out in Appendix 1 of the Information Memorandum issued by CPM dated 12 December 2001, as may be amended with the approval of the Court);

(e) that a requisite majority of the shareholders of SPP approve the issue (and, if required, a change to SPP's Constitution to allow the issue) if the Schemes become Effective of the Replacement Securities;

(f) the requisite majority of shareholders in CPM approve the changes to CPM's Constitution so that the directors of CPM are entitled, to the maximum extent permitted by law, to act in the best interests of the SPP Group and not the interests of Deferred Security Holders;

(g) that as a result of the Scheme, the Contributing Scheme and the Equity Participation Scheme and the Deferral, SPP will own not less than 80% of the Voting Shares;

(h) the Treasurer of Australia approving the acquisition by SPP of all the issued shares in CPM pursuant to the Foreign Acquisitions and Takeovers Act 1975;

(i) a nominee executing a deed under which it agrees to sell the Replacement Ordinary Shares as contemplated in clause 3.4 of the Implementation Deed;

(j) the Implementation Deed not being terminated in accordance with clause 4 of that deed.

3.2 Satisfaction of conditions

(a) CPM must provide to the Court at the Second Court Hearing a certificate, or such other evidence as the Court requests, confirming whether or not all the Conditions Precedent in clause 3.1 have been satisfied or waived.

(b) The Scheme will lapse and be of no further force or effect if the Conditions Precedent in clause 3.1 are not satisfied or waived on or before 30 June 2002.

4. THE SCHEME

4.1 Court orders

CPM will lodge with ASIC office copies of the Court order approving the Scheme pursuant to section 411(4)(b) of the Corporations Act within 5 Business Days of the making of that Court order.

4.2 Implementation

If the Scheme becomes Effective then:

(a) within 2 Business Days of the Scheme Record Date, CPM must give SPP the names and addresses shown in the CPM Register of all Ordinary Scheme Members who hold

Ordinary Shares and the number of Ordinary Shares held by them at such date and such other information as is set out in the CPM Register as SPP may require; and

(b) for all Ordinary Scheme Members except Deferred Security Holders:

(i) the Ordinary Shares, together with all rights and entitlements attaching to the Ordinary Shares as at the Scheme Record Date, will be transferred to SPP on the Implementation Date without the need for any further act by any Ordinary Scheme Member;

(ii) on or as soon as practicable after the Implementation Date, in consideration for the transfer of the Ordinary Shares to SPP, SPP will issue the Scheme Consideration to Ordinary Scheme Members or, in the case of Prescribed Foreign Shareholders or Prescribed Foreign ADR Holders, to a nominee, for each Ordinary Share registered in the name of that Ordinary Scheme Member in accordance with the provisions of the Scheme; or

(iii) provided that where the Scheme Consideration would result in an Ordinary Scheme Member receiving a fraction of a Replacement Ordinary Share, the number of Replacement Ordinary Shares to be issued shall be rounded up or down to the nearest whole number; or

(c) for Deferred Security Holders who make a Valid Election:

(i) they must continue to hold their Deferred Shares (and cannot transfer them);

(ii) upon a Deferred Security Exchange Event the requisite Deferred Security Exchange will occur; and

(iii) the Deferred Security Holders must pay any stamp duty chargeable upon or in respect of the transfer of their Deferred Shares to SPP pursuant to a Deferred Security Exchange;

(iv) provided that where a Deferred Security Exchange would result in a Deferred Security Holder receiving a fraction of a Replacement Ordinary Share, the number of Replacement Ordinary Shares to be issued shall be rounded up or down to the nearest whole number; or

(d) for holders of CPM ADRs, SPP will procure the Depositary to:

(i) deliver to all holders of CPM ADRs as at the Implementation Date, other than Prescribed Foreign ADR Holders, Replacement SPP ADRs on the basis of 0.1332 Replacement SPP ADRs in exchange for every one CPM ADR held by CPM ADR Holders upon surrender of CPM ADRs to the Depositary;

(ii) use reasonable efforts to sell any interests in Replacement SPP ADRs which would otherwise be acquired by a holder of CPM ADRs pursuant to the exchange of CPM ADRs referred to in clause 4.2(d)(i), and which would require the Depositary to deliver fractional SPP ADRs (having aggregated all the Replacement SPP ADRs to be issued to any CPM ADR Holder before determining the ultimate fractional entitlement of each CPM ADR Holder), and to distribute the proceeds, less costs, if any, in US dollars to the relevant holder of CPM ADRs upon surrender of CPM ADRs to the Depositary;

(iii) account to each Prescribed Foreign ADR Holder for its portion of the proceeds, less costs, if any, received from a nominee from the sale of the Replacement SPP ADRs referred to in clause 4.2(d)(ii);

(e) SPP shall procure a nominee to sell the Replacement Ordinary Shares issued to a nominee under the Scheme in the ordinary course of trading on the ASX and:

(i) for Replacement Ordinary Shares issued to a nominee for Prescribed Foreign Shareholders, will account to each Prescribed Foreign Shareholder for its portion of the proceeds, less costs, if any, of sale received from a nominee; and

(ii) for Replacement Ordinary Shares issued to a nominee for Prescribed Foreign ADR Holders, being that number of Replacement Ordinary Shares underlying the SPP ADRs which would otherwise be issued to Prescribed Foreign ADR Holders on Implementation of the Ordinary Scheme, will account to the Depositary for the proceeds from the sale, less costs, if any, of those Replacement Securities received from a nominee.

(f) CPM is bound by the terms of, and will comply with its obligations under, the Implementation Deed.

4.3 Share transfer forms and registers

(a) CPM will deliver to SPP duly completed and executed share transfer forms or a master form:

(i) to transfer all of the Ordinary Shares, except for the Deferred Shares, to SPP on the Implementation Date;

(ii) to transfer the Deferred Shares held by the Deferred Security Holders to SPP on the time of their transfer pursuant to clause 4.2(c)(ii).

(b) SPP will execute the share transfer form or forms referred to in paragraph (a) and then will deliver the share transfer form or forms to CPM for registration on that date.

(c) Immediately following receipt of the transfer form or forms for the Ordinary Shares under paragraph (a), CPM must enter the name of SPP in the CPM Register for the Ordinary Shares.

(d) On, or as soon as practicable after, the Implementation Date, SPP must:

(i) procure the entry of the name of each Ordinary Scheme Member (other than any Deferred Security



Holder or Prescribed Foreign Shareholder) in the SPP Share Register for those Replacement Ordinary Shares making up the Scheme Consideration due to that Ordinary Scheme Member; and

(ii) procure the entry of the name of a nominee in the SPP Share Register for those Replacement Ordinary Shares making up the Scheme Consideration that would be otherwise due to each Prescribed Foreign Shareholder.

(e) On, or as soon as practicable after a Deferred Security Exchange Event (subject to compliance with any applicable laws), SPP will enter the name of each Deferred Security Holder the subject of the Deferred Security Exchange Event in the SPP Share Register for those Replacement Ordinary Shares making up the Scheme Consideration due to that Deferred Security Holder.

5. DEALINGS IN ORDINARY SHARES

(a) For the purpose of establishing who are Ordinary Scheme Members, dealings in Ordinary Shares on or before the Scheme Record Date will only be recognised as a valid transfer:

(i) for dealings of the type to be effected using CHESS, if the transferee is registered in the CPM Register as the holder of the relevant Ordinary Shares at 7.00 pm (Sydney time) on the Scheme Record Date; and

(ii) in all other cases, if registrable transmission applications or transfers for those dealings are received before 7.00 pm (Sydney time) on the Scheme Record Date at the place where the CPM Register is kept.

(b) CPM must register registrable transmission applications or transfers for those dealings which are received before 7.00 pm (Sydney time) on the Scheme Record Date at the place where the CPM Register is kept.

(c) CPM will not accept for registration or recognise for any purpose any transmission application or transfer of Ordinary Shares (except for transfers to SPP pursuant to this Scheme) received after 7.00 pm (Sydney time) on the Scheme Record Date.

(d) For the purpose of determining entitlements to the Scheme Consideration, CPM will, until the Scheme Consideration has been provided, maintain the CPM Register in accordance with the foregoing provisions of this clause 5 and the CPM Register in this form will solely determine entitlements to the Scheme Consideration.

(e) As from the Scheme Record Date, all holding statements for the Ordinary Shares (other than Deferred Shares and Ordinary Shares held by SPP) will cease to have effect, and each entry of a Ordinary Scheme Member on the CPM Register at that date will cease to have any effect other than as evidence of entitlement to the Scheme Consideration.

6. QUOTATION OF ORDINARY SHARES

(a) It is expected that suspension of quotation on the ASX of Ordinary Shares will occur from the close of business on the Effective Date.

(b) Shortly after the Implementation Date, CPM will apply for the official quotation of Ordinary Shares on the ASX to be terminated.

7. VARIATION OF EXCHANGE RATIO

7.1 Automatic Variation

Where the ex date in respect of an event specified in clauses 7.2 to 7.3 occurs in relation to the SPP shares before a Deferred Security Exchange, there will be a variation to the Exchange Ratio in accordance with this clause.

7.2 Reconstructions of Capital

If the SPP securities are divided into a greater number of securities or consolidated into a lesser number of securities, then the Exchange Ratio is automatically adjusted so that the number of Replacement Securities is adjusted in the same way as the SPP shares are reconstructed.

7.3 Bonus Issue

If there is an issue or distribution of securities to the holders of SPP securities at no cost to those holders by way of a bonus issue, then the Exchange Ratio is automatically adjusted so that upon a Deferred Security Exchange the Deferred Security Holder will receive an additional number of Replacement Securities as if the exchange occurred prior to, and the Replacement Securities were eligible to then receive, the bonus shares.

8. GENERAL SCHEME PROVISIONS

(a) Should the Court propose to approve the Scheme subject to any alterations or conditions, CPM may, by its counsel, consent on behalf of all persons concerned to those alterations or conditions to which SPP has consented.

(b) For joint holders of Ordinary Shares, who are not Prescribed Foreign Shareholders and including Deferred Security Holders at the time of a Deferred Security Exchange, the names of those Ordinary Scheme Members must be entered into the SPP Share Register as joint holders of that number of Replacement Ordinary Shares making up the Scheme Consideration due to those joint holders.

(c) Where a notice, transfer, transmission application, direction or other communication referred to in the Scheme is sent by post to CPM, it shall not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at the CPM Registered Office.



(d) The Ordinary Scheme Members agree to the transfer of their Ordinary Shares to SPP and the issue to them or, in the case of Prescribed Foreign Shareholders, to a nominee, of the Scheme Consideration in accordance with the terms of the Scheme.

(e) The Ordinary Scheme Members will accept the Replacement Ordinary Shares issued by way of Scheme Consideration subject to the SPP Constitution and agree to be bound by the SPP Constitution.

(f) The Ordinary Scheme Members are deemed to have warranted to SPP that all their Ordinary Shares (including any rights attaching to those shares) which are transferred to SPP under the Scheme will, at the date of the transfer of them to SPP, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to sell and to transfer their Ordinary Shares together with any rights attaching to such shares.

(g) The Ordinary Shares transferred to SPP under the Scheme shall be transferred free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise.

(h) SPP shall be beneficially entitled to the Ordinary Shares transferred to it under the Scheme pending registration by CPM of SPP in the CPM Register as the holder of the Ordinary Shares.

(i) The Ordinary Scheme Members consent to CPM doing all things necessary or incidental to the implementation of the Scheme.

(j) CPM will execute all documents and do all acts and things necessary incidental or expedient to give full effect to the provisions of the Scheme and the transactions contemplated by it.

(k) Each Ordinary Scheme Member, without the need for any further act, irrevocably appoints each of CPM and any of its directors and officers (each an **Authorised Person**) as its attorney and agent for the purpose of executing any document necessary to give effect to the Scheme including without limitation, a proper instrument of transfer of its Ordinary Shares (including in due course for a Deferred Security Exchange) for the purposes of section 1091 of the Corporations Act which may be a master transfer of all the Ordinary Shares and, to the extent applicable, for the purpose of accepting the Replacement Ordinary Shares in exchange for their Ordinary Shares.

(l) Each Authorised Person may, in performing the said acts as attorney and agent, act pursuant to a power of attorney granted by one or more other persons involved in the acts referred to in the preceding sentence. Each Authorised Person may appoint another attorney and agent and grant to such person a power of attorney to perform, directly or indirectly, acts in the name of each Ordinary Scheme Member within the limits of the power of attorney granted pursuant to the previous paragraph, and each Authorised Person may substitute another person for himself as authorised person; such other person shall be an Authorised Person for the purposes of the power of attorney granted pursuant to the previous paragraph.

(m) The governing law of the Scheme is the law of the State of New South Wales.

Part E: Contributing Scheme

Scheme of arrangement

Pursuant to section 411 of the Corporations Act

BETWEEN: CENTRAL PACIFIC MINERALS N.L. (ABN 14 008 460 651)

AND: THE HOLDERS OF CONTRIBUTING SHARES IN CENTRAL PACIFIC MINERALS N.L.

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

Amended Convertible Notes means the Convertible Notes in CPM following the effective date of the Convertible Note Scheme, which are governed by the Amended Convertible Note Terms.

Amended Convertible Note Terms means the Convertible Note Terms as amended by the Convertible Note Scheme.

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited, or the stock market conducted by it, as the context requires.

Business Day means a day on which trading banks are open for business in Brisbane.

CHESS means the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532).

Conditions Precedent means the conditions precedent set out in clause 3.1 of this Scheme.

Contributing Scheme means this scheme of arrangement between CPM and the Contributing Scheme Members.

Contributing Scheme Member means a person, other than SPP for the purpose of paragraph (b), who is registered in the CPM Register as the holder of a Contributing Share:

(a) for the purposes of the Scheme Meeting, as at the Meeting Record Date; or

(b) for the purposes of determining the entitlement to receive Replacement Securities, the Scheme Record Date.

Contributing Shares means CPM's partly paid contributing shares paid to 25c which are listed on the ASX.

Convertible Notes means CPM's unsecured convertible notes with an issue price of A$7.80 per note that may be converted into Ordinary Shares at any time on the basis of one note per Ordinary Share maturing on 1 December 2004 at an interest rate of 8.5% per annum.

Convertible Note Scheme means the scheme of arrangement between CPM and the Convertible Note Scheme Members.

Convertible Note Terms means the terms and conditions of issue of the Convertible Notes.

Convertible Note Scheme Member means a person who is registered in the CPM Register as the holder of a Convertible Note:

(a) for the purposes of the scheme meeting, as at the meeting record date for that scheme;

(b) for the purposes of determining the date that the Convertible Notes become Amended Convertible Notes, the scheme record date for that scheme.

Corporations Act means the Corporations Act 2001 and the regulations made under that Act.

Court means any court of competent jurisdiction at which CPM applies for the grant of an order to convene the Scheme Meeting and approving this Scheme pursuant to the Corporations Act (and any incidental matters).

CPM means Central Pacific Minerals N.L. (ABN 14 008 460 651) of Level 9, National Mutual Centre, 15 London Circuit, Canberra, Australian Capital Territory, Australia.

CPM Register means the CPM register of members.

CPM Registered Office means: Phipson Corporate Services (ABN 91 556 716 819), 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City, ACT, 2601, Australia (fax (02) 6274 3111 within Australia or (612) 6274 3111 outside Australia).

CPM Shareholders means each person who is registered in the CPM Register as the holder of a Contributing Share from time to time.

Deed Poll means the Deed Poll dated 12 December 2001 executed by SPP in favour of Contributing Scheme Members (amongst others) whereby SPP covenants to carry out its obligations under this Scheme.

Defer means the right of Contributing Scheme Members to defer by Valid Election for immediate receipt of the Scheme Consideration for all or some of a Contributing Scheme Member's Contributing Shares.

Deferral Date means the date that is 30 days from the date of the Scheme Meeting.

Deferred Contributing Shares means the Contributing Shares that a Contributing Scheme Member by Valid Election defers from immediately receiving the Scheme Consideration pursuant to clause 4.2(c).

Deferred Equity Participation Shares means the Equity Participation Shares in CPM that are from time to time held by Scheme Participants during the Deferral Period.

Deferral Form means the written notice allowing a person to Defer in the form set out in the Information Memorandum.

Deferral Period means the period of 10 years from the Implementation Date during which there may still be holders of Deferred Securities.

Deferred Securities means as the context requires all or each of:

(a) in the context of the Ordinary Scheme, Deferred Shares;

(b) in the context of the Contributing Scheme, Deferred Contributing Shares; and

(c) in the context of the Equity Participation Scheme, Deferred Equity Participation Shares.

Deferred Shares means the Ordinary Shares in CPM that are from time to time held by Scheme Participants during the Deferral Period.

Deferred Security Holders means Contributing Scheme Members who effectively elect to Defer from the Scheme.

Deferred Security (Elective) Exchange Event means the delivery by a Deferred Security Holder at any time within the Deferral Period of a Notice of Exchange to the CPM Registered Office or the company secretary of either CPM or SPP to exchange their Deferred Contributing Shares for Replacement Contributing Shares;

Deferred Security (Compulsory) Exchange Event means any of: the 10th anniversary of the Implementation Date;

(a) upon delivery to the Company of any instrument of transfer, or evidence establishing a right of transmission, of the Deferred Contributing Shares or any other purported transfer or transmission of the Deferred Contributing Shares;

(b) upon payment to the Company of the amounts unpaid on the Deferred Contributing Shares;

(c) a person becomes entitled to compulsorily acquire all the fully-paid SPP ordinary shares pursuant to chapter 6A of the Corporations Act;

(d) a court of competent jurisdiction makes an order for the transfer or cancellation of a majority of the fully paid SPP ordinary shares pursuant to section 411(10) of the Corporations Act; or

(e) if less than 10% of the original number of Deferred Securities have not exchanged for Replacement Securities and SPP elects to compulsorily acquire the remaining Deferred Securities in exchange for Replacement Securities.

Deferred Security Exchange Event means a Deferred Security (Compulsory) Exchange Event or an Deferred Security (Elective) Exchange Event, as the context requires.

Deferred Security Exchange means a Deferred Security (Compulsory) Exchange or an Deferred Security (Elective) Exchange, as the context requires.

Deferred Security (Compulsory) Exchange means the compulsory transfer by all Deferred Security Holders of all their Deferred Contributing Shares to SPP in exchange for SPP issuing Replacement Contributing Shares to those Deferred Security Holders at the Exchange Ratio at the time of and upon a Deferred Security (Compulsory) Exchange Event (subject to compliance with any applicable laws).

Deferred Security (Elective) Exchange means the elective transfer of a Deferred Security Holder's Deferred Contributing Shares to SPP in exchange for SPP issuing Replacement Contributing Shares to that Deferred Security Holder at the Exchange Ratio at the time of and upon a Deferred Security (Elective) Exchange Event (subject to compliance with any applicable laws).

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) for this Scheme.

Effective Date means the date on which this Scheme becomes Effective.

80% Condition Precedent means the condition precedent set out in clause 3.1(g) of the Ordinary Scheme.

Equity Participation Scheme means the scheme of arrangement between CPM and the Equity Participation Scheme Members.

Equity Participation Scheme Member means a person, other than SPP for the purpose of paragraph (b), who is registered in the CPM Register as the holder of an Equity Participation Share:

(a) for the purposes of the scheme meeting, as at the meeting record date for that scheme; or

(b) for the purposes of determining the entitlement to receive Replacement Securities, the scheme record date for that scheme.

Equity Participation Shares means CPM's partly paid equity participation shares issued pursuant to clause 5A of CPM's Constitution.

Exchange Ratio means the ratio of 2.664 Replacement Contributing Shares issued in exchange for each Contributing Share, as adjusted pursuant to Clause 7.

Implementation Date means the first day after the Scheme Record Date.

Implementation Deed means the Implementation Deed dated 12 December 2001 between CPM and SPP relating to the implementation of this Scheme.

Implementation means the steps required to implement this Scheme in accordance with its provisions.

Information Memorandum means the information memorandum dated 12 December 2001 issued by CPM for this Scheme (amongst others).

Listing Rules means the Listing Rules of the ASX.

Meeting Record Date means the time and date specified in the Notice of Meeting for this Scheme to determine entitlements to attend and vote at the Scheme Meeting.

Notice of Exchange means the notice whereby Deferred Security Holders elect to exchange their Deferred Contributing Shares for Replacement Contributing Shares, which is an accompanying form to the Information Memorandum.

Ordinary Scheme Member means a person, other than SPP for the purpose of paragraph (b), who is registered in the CPM Register as the holder of an Ordinary Share:

(a) for the purposes of the scheme meeting, as at the meeting record date for that scheme; or

(b) for the purposes of determining the entitlement to receive Replacement Securities, as at the scheme record date for that scheme.

Ordinary Shares means CPM's fully paid ordinary shares which are listed on the ASX.

Prescribed Foreign Holders means Prescribed Foreign Shareholders.

Permitted Jurisdictions means Australia (and its external territories), New Zealand, the US, the UK, Ireland, Jersey and France.

Prescribed Foreign Shareholders means each Contributing Scheme Member whose address as shown in the CPM Register is a place outside the Permitted Jurisdictions, unless SPP is satisfied before the Implementation Date that such person lawfully can be issued Replacement Contributing Shares pursuant to this Scheme under the laws of the place of such address.

Replacement Contributing Shares means the contributing shares to be issued by SPP in exchange for the Contributing Shares pursuant to this Scheme.

Replacement Equity Participation Shares means the equity participation shares to be issued by SPP in exchange for the Equity Participation Shares pursuant to the Equity Participation Scheme.

Replacement Ordinary Shares means the fully paid ordinary shares to be issued by SPP in exchange for the Ordinary Shares pursuant to this Scheme.

Replacement Securities means:

(a) concerning Ordinary Shares, Replacement Ordinary Shares;

(b) concerning Contributing Shares, Replacement Contributing Shares; and

(c) concerning Equity Participation Shares, Replacement Equity Participation Shares.

Scheme means this scheme of arrangement, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

Scheme Consideration means Replacement Contributing Shares to be exchanged at the Exchange Ratio for each Contributing Share.

Scheme Meeting means the meeting of holders of Contributing Shares convened by the Court pursuant to section 411(1) of the Corporations Act.

Scheme Participants means:

(a) for the Ordinary Scheme, Ordinary Scheme Members (and includes SPP only for the purpose of receiving notice for, and voting at, the Scheme Meeting);

(b) for the Contributing Scheme, Contributing Scheme Members (and includes SPP only for the purpose of receiving notice for, and voting at, their scheme meeting);

(c) for the Equity Participation Scheme, Equity Participation Scheme Members (and includes SPP only for the purpose of receiving notice for, and voting at, their scheme meeting); and

(d) for the Convertible Note Scheme, the Convertible Note Scheme Members.

Scheme Record Date means the fifth Business Day following the Effective Date.

Second Court Date means the day on which the Court makes an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme.

Second Court Hearing means the hearing of the Court on the Second Court Date.

SPP means Southern Pacific Petroleum N.L. (ABN 36 008 460 366) of Level 9, National Mutual Centre, 15 London Circuit, Canberra, Australian Capital Territory, Australia.

SPP's Constitution means the constitution of SPP as amended from time to time.

SPP Group or **Group** means:

(a) prior to the Implementation Date for the Ordinary Scheme, CPM and SPP and their respective Subsidiaries or companies in which either holds 50% of the issued shares; and

(b) after the Implementation Date for the Ordinary Scheme, SPP and its Subsidiaries or companies in which either holds 50% of the issued shares.

SPP Shares means ordinary shares in the capital of SPP.

Subsidiaries has the meaning given to it in section 46 of the Corporations Act.

TPP Group means Trans Pacific Petroleum N.L. (ABN 60 008 438 604) and its Subsidiaries.

Valid Election means an Contributing Scheme Member sending to CPM by the Deferral Date a properly completed and signed Deferral Form electing to Defer for the number of Contributing Shares indicated in the Deferral Form subject to the following.

(a) The laws of the country (outside Australia) applicable to a Contributing Scheme Member concerning Contributing Shares specified in the Deferral Form. If the laws of the country prohibit or restrict the right to Defer or to participate in the Scheme on a deferred basis, then CPM undertakes to use its reasonable endeavours, for each such country, to comply with any administrative and filing requirements in order for that Deferral to be effective. However, if in the opinion of the directors of CPM these administrative requirements (including costs) place an unreasonable burden on CPM compared with the potential benefits anticipated to be received by the number of shareholders who elected to Defer in that country, then the elections to Defer will be cancelled. If cancelled, such shareholders will participate in the Scheme as if they had not completed a Deferral Form.

(b) The discretion of the directors of CPM to scale back the number of Contributing Shares that the TPP Group may nominate in its Deferral Form up to 10% of the TPP Group's total holding of Contributing Shares so that (whether solely by the operation of this paragraph or in combination with the paragraph below) the 80% Condition Precedent is satisfied.

(c) The discretion of the directors of CPM to scale back the number of Contributing Shares nominated in a Deferral Form by any Contributing Scheme Member who holds more than 5,000 Contributing Shares (including the TPP Group if other such Shareholders are scaled back by more than 10% as to their holding) so that the 80% Condition Precedent is satisfied.

Voting Shares means the Ordinary Shares, Contributing Shares and Equity Participation Shares.

1.2 Interpretation

Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless the context requires otherwise.

(a) The **singular** includes the plural and conversely.

(b) A **gender** includes all genders.

(c) Where a **word** or **phrase** is defined, its other grammatical forms have a corresponding meaning.

(d) A reference to a **person** includes a body corporate, an unincorporated body or other entity and conversely.

(e) A reference to a **clause** or **schedule** is to a clause of or schedule to this Scheme.

(f) A reference to any **agreement** or **document** is to that agreement or document as amended, novated, supplemented, varied or replaced from time to time, except to the extent prohibited by that other agreement or document.

(g) A reference to any **legislation** or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

(h) Mentioning anything after **include**, **includes** or **including** does not limit what else might be included.

(i) A reference to **dollars** or **$** is to Australian currency.

(j) A reference to a particular time of day shall be a reference to that time in Brisbane.

(k) A word or expression to which a meaning is attributed in the Corporations Act shall bear that meaning.

1.3 Business day

Except where otherwise expressly provided, where the day on which any act, matter or thing is to be done is a day other than a Business Day, such act matter or thing shall be done on the immediately succeeding Business Day.

2. PRELIMINARY

(a) CPM is a no liability company incorporated in the Australian Capital Territory and is a company limited by shares.

(b) CPM has been admitted to the official list of the ASX and its shares have been granted official quotation.

(c) At the date of the Implementation Deed:
116,850,732 Ordinary Shares;
849,629 Contributing Shares;
10,596,452 Equity Participation Shares; and
1,920,000 Convertible Notes, were on issue.

(d) SPP is a no liability company incorporated in the Australian Capital Territory and is a company limited by shares.

(e) CPM and SPP have entered into the Implementation Deed which sets out certain of the steps to be taken by those parties in connection with this Scheme.

(f) SPP has entered into the Deed Poll in favour of Contributing Scheme Members (amongst others) pursuant to which it has covenanted, amongst other things, to carry out the obligations which it must perform under this Scheme.

3. CONDITIONS PRECEDENT

3.1 Conditions Precedent

The obligations of CPM and SPP pursuant to the Scheme are conditional on the satisfaction of each of the following Conditions Precedent prior to close of the Second Court Hearing that:

(a) the Ordinary Scheme is approved by Ordinary Scheme Members and the Court; and

(b) the Implementation Deed not being terminated in accordance with clause 4 of that deed.

3.2 Satisfaction of conditions

(a) CPM must provide to the Court at the Second Court Hearing a certificate, or such other evidence as the Court requests, confirming whether or not all the Conditions Precedent in clause 3.1 have been satisfied or waived.

(b) The Scheme will lapse and be of no further force or effect if the Conditions Precedent in clause 3.1 are not satisfied or waived on or before 30 June 2002.

4. THE SCHEME

4.1 Court orders

CPM will lodge with ASIC office copies of the Court order approving the Scheme pursuant to section 411(4)(b) of the Corporations Act within 5 Business Days of the making of that Court order.

4.2 Implementation

If the Scheme becomes Effective then:

(a) within 2 Business Days of the Scheme Record Date, CPM must give SPP the names and addresses shown in the CPM Register of all Contributing Scheme Members who hold Contributing Shares and the number of Contributing Shares held by them at such date and such other information as is set out in the CPM Register as SPP may require; and

(b) for all Contributing Scheme Members except Deferred Security Holders:

(i) the Contributing Shares, together with all rights and entitlements attaching to the Contributing Shares as at the Scheme Record Date, will be transferred to SPP on the Implementation Date without the need for any further act by any Contributing Scheme Member;

(ii) on or as soon as practicable after the Implementation Date, in consideration for the transfer of the Contributing Shares to SPP, SPP will issue the Scheme Consideration to Contributing Scheme Members or, in the case of Prescribed Foreign Shareholders, to a nominee, for each Contributing Share registered in the name of that Contributing Scheme Member in accordance with the provisions of the Scheme;

(iii) provided that where the Scheme Consideration would result in a Contributing Scheme Member receiving a fraction of a Replacement Contributing Share, the number of Replacement Contributing Shares to be issued shall be rounded up or down to the nearest whole number; or

(c) for Deferred Security Holders who make a Valid Election:

(i) they must continue to hold their Deferred Shares (and cannot transfer them);

(ii) upon a Deferred Security Exchange Event the requisite Deferred Security Exchange will occur; and

(iii) the Deferred Security Holders must pay any stamp duty chargeable upon or in respect of the transfer of their Deferred Shares to SPP pursuant to a Deferred Security Exchange;

(iv) provided that where a Deferred Security Exchange would result in a Deferred Security Holder receiving a fraction of a Replacement Contributing Share, the number of Replacement Contributing Shares to be issued shall be rounded up or down to the nearest whole number;

(d) SPP shall procure a nominee to, if the following will result in positive net proceeds, pay up the amount unpaid on the Replacement Contributing Shares issued to a nominee under the Scheme (which would then become Ordinary Shares) and then sell those Ordinary Shares in the ordinary course of trading on the ASX and for Replacement Contributing Shares issued to a nominee for Prescribed Foreign Shareholders, will account to each Prescribed Foreign Shareholder for its portion of the proceeds, less costs, if any, of sale received from a nominee; and

(e) CPM is bound by the terms of, and will comply with its obligations under, the Implementation Deed.

4.3 Share transfer forms and registers

(a) CPM will deliver to SPP duly completed and executed share transfer forms or a master form:

(i) to transfer all of the Contributing Shares, except for the Deferred Contributing Shares, to SPP on the Implementation Date;

(ii) to transfer the Deferred Contributing Shares held by the Deferred Security Holders to SPP on the time of their transfer pursuant to clause 4.2(c)(ii).

(b) SPP will execute the share transfer form or forms referred to in paragraph (a) and then will deliver the share transfer form or forms to CPM for registration on that date.

(c) Immediately following receipt of the transfer form or forms for the Contributing Shares under paragraph (a), CPM must enter the name of SPP in the CPM Register for the Contributing Shares.

(d) On, or as soon as practicable after, the Implementation Date, SPP must:

(i) procure the entry of the name of each Contributing Scheme Member (other than any Deferred Security Holder or Prescribed Foreign Shareholder) in the SPP Share Register for those Replacement Contributing Shares making up the Scheme Consideration due to that Contributing Scheme Member; and

(ii) procure the entry of the name of a nominee in the SPP Share Register for those Replacement Contributing Shares making up the Scheme Consideration that would be otherwise due to each Prescribed Foreign Shareholder.

(e) On, or as soon as practicable after a Deferred Security Exchange Event (subject to compliance with any applicable laws), SPP will enter the name of each Deferred Security Holder the subject of the Deferred

Security Exchange Event in the SPP Share Register for those Replacement Contributing Shares making up the Scheme Consideration due to that Deferred Security Holder.

5. DEALINGS IN CONTRIBUTING SHARES

(a) For the purpose of establishing who are Contributing Scheme Members, dealings in Contributing Shares on or before the Scheme Record Date will only be recognised as a valid transfer:

(i) for dealings of the type to be effected using CHESS, if the transferee is registered in the CPM Register as the holder of the relevant Contributing Shares at 7.00 pm (Sydney time) on the Scheme Record Date; and

(ii) in all other cases, if registrable transmission applications or transfers for those dealings are received before 7.00 pm (Sydney time) on the Scheme Record Date at the place where the CPM Register is kept.

(b) CPM must register registrable transmission applications or transfers for those dealings which are received before 7.00 pm (Sydney time) on the Scheme Record Date at the place where the CPM Register is kept.

(c) CPM will not accept for registration or recognise for any purpose any transmission application or transfer of Contributing Shares (except for transfers to SPP pursuant to this Scheme) received after 7.00 pm (Sydney time) on the Scheme Record Date.

(d) For the purpose of determining entitlements to the Scheme Consideration, CPM will, until the Scheme Consideration has been provided, maintain the CPM Register in accordance with the foregoing provisions of this clause 5 and the CPM Register in this form will solely determine entitlements to the Scheme Consideration.

(e) As from the Scheme Record Date, all holding statements for the Contributing Shares (other than Deferred Shares and Contributing Shares held by SPP) will cease to have effect, and each entry of a Contributing Scheme Member on the CPM Register at that date will cease to have any effect other than as evidence of entitlement to the Scheme Consideration.

6. QUOTATION OF CONTRIBUTING SHARES

(a) It is expected that suspension of quotation on the ASX of Contributing Shares will occur from the close of business on the Effective Date.

(b) Shortly after the Implementation Date, CPM will apply for the official quotation of Contributing Shares on the ASX to be terminated.

7. VARIATION OF EXCHANGE RATIO

7.1 Automatic Variation

Where the ex date in respect of an event specified in clauses 7.2 to 7.3 occurs in relation to the SPP shares before a Deferred Security Exchange, there will be a variation to the Exchange Ratio in accordance with this clause.

7.2 Reconstructions of Capital

If the SPP securities are divided into a greater number of securities or consolidated into a lesser number of securities, then the Exchange Ratio is automatically adjusted so that the number of Replacement Securities is adjusted in the same way as the SPP shares are reconstructed.

7.3 Bonus Issue

If there is an issue or distribution of securities to the holders of SPP securities at no cost to those holders by way of a bonus issue, then the Exchange Ratio is automatically adjusted so that upon a Deferred Security Exchange the Deferred Security Holder will receive an additional number of Replacement Securities as if the exchange occurred prior to, and the Replacement Securities were eligible to then receive, the bonus shares.

8. GENERAL SCHEME PROVISIONS

(a) Should the Court propose to approve the Scheme subject to any alterations or conditions, CPM may, by its counsel, consent on behalf of all persons concerned to those alterations or conditions to which SPP has consented.

(b) For joint holders of Contributing Shares, who are not Prescribed Foreign Shareholders and including Deferred Security Holders at the time of a Deferred Security Exchange, the names of those Contributing Scheme Members must be entered into the SPP Share Register as joint holders of that number of Replacement Contributing Shares making up the Scheme Consideration due to those joint holders.

(c) Where a notice, transfer, transmission application, direction or other communication referred to in the Scheme is sent by post to CPM, it shall not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at the CPM Registered Office.

(d) The Contributing Scheme Members agree to the transfer of their Contributing Shares to SPP and the issue to them or, in the case of Prescribed Foreign Shareholders, to a nominee, of the Scheme Consideration in accordance with the terms of the Scheme.

(e) The Contributing Scheme Members will accept the Replacement Contributing Shares issued by way of Scheme Consideration subject to the SPP Constitution and agree to be bound by the SPP Constitution.

(f) The Contributing Scheme Members are deemed to have warranted to SPP that all their Contributing Shares (including any rights attaching to those shares) which

are transferred to SPP under the Scheme will, at the date of the transfer of them to SPP, be paid up to A$0.25 each, free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to sell and to transfer their Contributing Shares together with any rights attaching to such shares.

(g) The Contributing Shares transferred to SPP under the Scheme shall be transferred free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise.

(h) SPP shall be beneficially entitled to the Contributing Shares transferred to it under the Scheme pending registration by CPM of SPP in the CPM Register as the holder of the Contributing Shares.

(i) The Contributing Scheme Members consent to CPM doing all things necessary or incidental to the implementation of the Scheme.

(j) CPM will execute all documents and do all acts and things necessary, incidental or expedient to give full effect to the provisions of the Scheme and the transactions contemplated by it.

(k) Each Contributing Scheme Member, without the need for any further act, irrevocably appoints each of CPM and any of its directors and officers (each an **Authorised Person**) as its attorney and agent for the purpose of executing any document necessary to give effect to the Scheme including without limitation, a proper instrument of transfer of its Contributing Shares (including in due course for a Deferred Security Exchange) for the purposes of section 1091 of the Corporations Act which may be a master transfer of all the Contributing Shares and, to the extent applicable, for the purpose of accepting the Replacement Contributing Shares in exchange for their Contributing Shares.

(l) Each Authorised Person may, in performing the said acts as attorney and agent, act pursuant to a power of attorney granted by one or more other persons involved in the acts referred to in the preceding sentence. Each Authorised Person may appoint another attorney and agent and grant to such person a power of attorney to perform, directly or indirectly, acts in the name of each Contributing Scheme Member within the limits of the power of attorney granted pursuant to the previous paragraph, and each Authorised Person may substitute another person for himself as authorised person; such other person shall be an Authorised Person for the purposes of the power of attorney granted pursuant to the previous paragraph.

(m) The governing law of the Scheme is the law of the State of New South Wales.

Part F: Equity Participation Scheme

Equity Participation Scheme

Scheme of arrangement

Pursuant to section 411 of the Corporations Act

BETWEEN: CENTRAL PACIFIC MINERALS N.L. (ABN 14 008 460 651)

AND: THE HOLDERS OF EQUITY PARTICIPATION SHARES IN CENTRAL PACIFIC MINERALS N.L.

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

Amended Convertible Notes means the Convertible Notes in CPM following the effective date of the Convertible Note Scheme, which are governed by the Amended Convertible Note Terms.

Amended Convertible Note Terms means the Convertible Note Terms as amended by the Convertible Note Scheme.

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited, or the stock market conducted by it, as the context requires.

Business Day means a day on which trading banks are open for business in Brisbane.

Conditions Precedent means the conditions precedent set out in clause 3.1 of this Scheme.

Contributing Scheme means the scheme of arrangement between CPM and the Contributing Scheme Members.

Contributing Scheme Member means a person, other than SPP for the purpose of paragraph (b), who is registered in the CPM Register as the holder of a Contributing Share:

(a) for the purposes of the scheme meeting, as at the meeting record date for that scheme; or

(b) for the purposes of determining the entitlement to receive Replacement Securities, the scheme record date for that scheme.

Contributing Shares means CPM's partly paid contributing shares paid to 25c which are listed on the ASX.

Convertible Notes means CPM's unsecured convertible notes with an issue price of A$7.80 per note that may be converted into Ordinary Shares at any time on the basis of one note per Ordinary Share maturing on 1 December 2004 at an interest rate of 8.5% per annum.

Convertible Note Scheme means the scheme of arrangement between CPM and the Convertible Note Scheme Members.

Convertible Note Terms means the terms and conditions of issue of the Convertible Notes.

Convertible Note Scheme Member means a person who is registered in the CPM Register as the holder of a Convertible Note:

(a) for the purposes of the scheme meeting, as at the meeting record date for that scheme;

(b) for the purposes of determining the date that the Convertible Notes become Amended Convertible Notes, the scheme record date for that scheme.

Corporations Act means the Corporations Act 2001 and the regulations made under that Act.

Court means any court of competent jurisdiction at which CPM applies for the grant of an order to convene the Scheme Meeting and approving this Scheme pursuant to the Corporations Act (and any incidental matters).

CPM means Central Pacific Minerals N.L. (ABN 14 008 460 651) of Level 9, National Mutual Centre, 15 London Circuit, Canberra, Australian Capital Territory, Australia.

CPM Register means the CPM register of members.

CPM Registered Office means: Phipson Corporate Services (ABN 91 556 716 819), 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City, ACT, 2601, Australia (fax (02) 6274 3111 within Australia or (612) 6274 3111 outside Australia).

CPM Shareholders means each person who is registered in the CPM Register as the holder of an Ordinary Share from time to time.

Deed Poll means the Deed Poll dated 12 December 2001 executed by SPP in favour of Equity Participation Scheme Members (amongst others) whereby SPP covenants to carry out its obligations under this Scheme.

Defer means the right of Equity Participation Scheme Members to defer by Valid Election for immediate receipt of the Scheme Consideration for all or some of an Equity Participation Scheme Member's Equity Participation Shares.

Deferral Date means the date that is 30 days from the date of the Scheme Meeting.

Deferred Contributing Shares means the Contributing Shares in CPM that are from time to time held by Scheme Participants during the Deferral Period.

Deferred Equity Participation Shares means the Equity Participation Shares that an Equity Participation Scheme Member by Valid Election defers from immediately receiving the Scheme Consideration pursuant to clause 4.2(c).

Deferral Form means the written notice allowing a person to Defer in the form set out in the Information Memorandum.

Deferral Period means the period of 10 years from the Implementation Date during which there may still be holders of Deferred Securities.

Deferred Securities means as the context requires all or each of:

(a) in the context of the Ordinary Scheme, Deferred Shares;

(b) in the context of the Contributing Scheme, Deferred Contributing Shares; and

(c) in the context of the Equity Participation Scheme, Deferred Equity Participation Shares.

Deferred Shares means the Ordinary Shares in CPM that are from time to time held by Scheme Participants during the Deferral Period.

Deferred Security Holders means Equity Participation Scheme Members who effectively elect to Defer from the Scheme.

Deferred Security (Elective) Exchange Event means the delivery by a Deferred Security Holder at any time within the Deferral Period of a Notice of Exchange to the CPM Registered Office or the company secretary of either CPM or SPP to exchange their Deferred Equity Participation Shares for Replacement Ordinary Shares;

Deferred Security (Compulsory) Exchange Event means any of:

(a) the 10th anniversary of the Implementation Date;

(b) upon delivery to the Company of any instrument of transfer, or evidence establishing a right of transmission, of the Deferred Equity Participation Shares or any other purported transfer or transmission of the Deferred Equity Participation Shares;

(c) upon payment to the Company of the amounts unpaid on Deferred Equity Participation Shares;

(d) a person becomes entitled to compulsorily acquire all the fully-paid SPP ordinary shares pursuant to chapter 6A of the Corporations Act;

(e) a court of competent jurisdiction makes an order for the transfer or cancellation of a majority of the fully paid SPP ordinary shares pursuant to section 411(10) of the Corporations Act; or

(f) if less than 10% of the original number of Deferred Securities have not exchanged for Replacement Securities and SPP elects to compulsorily acquire the remaining Deferred Securities in exchange for Replacement Securities.

Deferred Security Exchange Event means a Deferred Security (Compulsory) Exchange Event or an Deferred Security (Elective) Exchange Event, as the context requires.

Deferred Security Exchange means a Deferred Security (Compulsory) Exchange or an Deferred Security (Elective) Exchange, as the context requires.

Deferred Security (Compulsory) Exchange means the compulsory transfer by all Deferred Security Holders of all their Deferred Equity Participation Shares to SPP in exchange for SPP issuing Replacement Equity Participation Shares to those Deferred Security Holders at the Exchange Ratio at the time of and upon a Deferred Security (Compulsory) Exchange Event (subject to compliance with any applicable laws).

Deferred Security (Elective) Exchange means the elective transfer of a Deferred Security Holder's Deferred Equity Participation Shares to SPP in exchange for SPP issuing Replacement Equity Participation Shares to that Deferred Security Holder at the Exchange Ratio at the time of and upon a Deferred Security (Elective) Exchange Event (subject to compliance with any applicable laws).

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) for this Scheme.

Effective Date means the date on which this Scheme becomes Effective.

80% Condition Precedent means the condition precedent set out in clause 3.1(g) of the Ordinary Scheme.

Equity Participation Scheme means this scheme of arrangement between CPM and the Equity Participation Scheme Members.

Equity Participation Scheme Member means a person, other than SPP for the purpose of paragraph (b), who is registered in the CPM Register as the holder of an Equity Participation Share:

(a) for the purposes of the Scheme Meeting, as at the Meeting Record Date; or

(b) for the purposes of determining the entitlement to receive Replacement Securities, the Scheme Record Date.

Equity Participation Shares means CPM's partly paid equity participation shares issued pursuant to clause 5A of CPM's Constitution.

Exchange Ratio means the ratio of 2.664 Replacement Equity Participation Shares issued in exchange for each Equity Participation Share, as adjusted pursuant to Clause 7.

Implementation Date means the first day after the Scheme Record Date.

Implementation Deed means the Implementation Deed dated 12 December 2001 between CPM and SPP relating to the implementation of this Scheme.

Implementation means the steps required to implement this Scheme in accordance with its provisions.

Information Memorandum means the information memorandum dated 12 December 2001 issued by CPM for this Scheme (amongst others).

Listing Rules means the Listing Rules of the ASX.

Meeting Record Date means the time and date specified in the Notice of Meeting for this Scheme to determine entitlements to attend and vote at the Scheme Meeting.

Notice of Exchange means the notice whereby Deferred Security Holders elect to exchange their Deferred Equity Participation Shares for Replacement Equity Participation Shares, which is an accompanying form to the Information Memorandum.

Ordinary Scheme Member means a person, other than SPP for the purpose of paragraph (b), who is registered in the CPM Register as the holder of an Ordinary Share:

(a) for the purposes of the scheme meeting, as at the meeting record date for that scheme; or

(b) for the purposes of determining the entitlement to receive Replacement Securities, as at the scheme record date for that scheme.

Ordinary Shares means CPM's fully paid ordinary shares which are listed on the ASX.

Replacement Contributing Shares means the contributing shares to be issued by SPP in exchange for the Contributing Shares pursuant to the Contributing Scheme.

Replacement Equity Participation Shares means the equity participation shares to be issued by SPP in exchange for the Equity Participation Shares pursuant to the Equity Participation Scheme.

Replacement Ordinary Shares means the fully paid ordinary shares to be issued by SPP in exchange for the Ordinary Shares pursuant to this Scheme.

Replacement Securities means:

(a) concerning Ordinary Shares, Replacement Ordinary Shares;

(b) concerning Contributing Shares, Replacement Contributing Shares; and

(c) concerning Equity Participation Shares, Replacement Equity Participation Shares.

Scheme means this scheme of arrangement, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

Scheme Consideration means Replacement Equity Participation Shares to be exchanged at the Exchange Ratio for each Equity Participation Share.

Scheme Meeting means the meeting of holders of Equity Participation Shares convened by the Court pursuant to section 411(1) of the Corporations Act.

Scheme Participants means:

(a) for the Ordinary Scheme, Ordinary Scheme Members (and includes SPP only for the purpose of receiving notice for, and voting at, the Scheme Meeting);

(b) for the Contributing Scheme, Contributing Scheme Members (and includes SPP only for the purpose of receiving notice for, and voting at, their scheme meeting);

(c) for the Equity Participation Scheme, Equity Participation Scheme Members (and includes SPP only for the purpose of receiving notice for, and voting at, their scheme meeting); and

(d) for Convertible Note Scheme, the Convertible Note Scheme Members.

Scheme Record Date means the fifth Business Day following the Effective Date.

Second Court Date means the day on which the Court makes an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme.

Second Court Hearing means the hearing of the Court on the Second Court Date.

SPP means Southern Pacific Petroleum N.L. (ABN 36 008 460 366) of Level 9, National Mutual Centre, 15 London Circuit, Canberra, Australian Capital Territory, Australia.

SPP's Constitution means the constitution of SPP as amended from time to time.

SPP Group or **Group** means:

(a) prior to the Implementation Date for the Ordinary Scheme, CPM and SPP and their respective Subsidiaries or companies in which either holds 50% of the issued shares; and

(b) after the Implementation Date for the Ordinary Scheme, SPP and its Subsidiaries or companies in which either holds 50% of the issued shares.

SPP Shares means ordinary shares in the capital of SPP.

Subsidiaries has the meaning given to it in section 46 of the Corporations Act.

TPP Group means Trans Pacific Petroleum N.L. (ABN 60 008 438 604) and its Subsidiaries.

Valid Election means an Equity Participation Scheme Member sending to CPM by the Deferral Date a properly completed and signed Deferral Form electing to Defer for the number of Equity Participation Shares indicated in the Deferral Form subject to the following.

(a) The laws of the country (outside Australia) applicable to an Equity Participation Scheme Member concerning Equity Participation Shares specified in the Deferral Form. If the laws of the country prohibit or restrict the right to Defer or to participate in the Scheme on a deferred basis, then CPM undertakes to use its reasonable endeavours, for each such country, to comply with any administrative and filing requirements in order for that Deferral to be effective. However, if in the opinion of the directors of CPM these administrative requirements (including costs) place an unreasonable burden on CPM compared with the potential benefits anticipated to be received by the number of shareholders who elected to Defer in that

country, then the elections to Defer will be cancelled. If cancelled, such shareholders will participate in the Scheme as if they had not completed a Deferral Form.

(b) The discretion of the directors of CPM to scale back the number of Equity Participation Shares that the TPP Group may nominate in its Deferral Form up to 10% of the TPP Group's total holding of Equity Participation Shares so that (whether solely by the operation of this paragraph or in combination with the paragraph below) the 80% Condition Precedent is satisfied.

(c) The discretion of the directors of CPM to scale back the number of Equity Participation Shares nominated in an Deferral Form by any Equity Participation Scheme Member who holds more than 5,000 Equity Participation Shares (including the TPP Group if other such Shareholders are scaled back by more than 10% as to their holding) so that the 80% Condition Precedent is satisfied.

Voting Shares means the Ordinary Shares, Contributing Shares and Equity Participation Shares.

1.2 Interpretation

Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless the context requires otherwise.

(a) The **singular** includes the plural and conversely.

(b) A **gender** includes all genders.

(c) Where a **word** or **phrase** is defined, its other grammatical forms have a corresponding meaning.

(d) A reference to a **person** includes a body corporate, an unincorporated body or other entity and conversely.

(e) A reference to a **clause** or **schedule** is to a clause of or schedule to this Scheme.

(f) A reference to any **agreement** or **document** is to that agreement or document as amended, novated, supplemented, varied or replaced from time to time, except to the extent prohibited by that other agreement or document.

(g) A reference to any **legislation** or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

(h) Mentioning anything after **include**, **includes** or **including** does not limit what else might be included.

(i) A reference to **dollars** or **$** is to Australian currency.

(j) A reference to a particular time of day shall be a reference to that time in Brisbane.

(k) A word or expression to which a meaning is attributed in the Corporations Act shall bear that meaning.

1.4 Business day

Except where otherwise expressly provided, where the day on which any act, matter or thing is to be done is a day other than a Business Day, such act matter or thing shall be done on the immediately succeeding Business Day.

2. PRELIMINARY

(a) CPM is a no liability company incorporated in the Australian Capital Territory and is a company limited by shares.

(b) CPM has been admitted to the official list of the ASX and its shares have been granted official quotation.

(c) At the date of the Implementation Deed:
116,850,732 Ordinary Shares;
849,629 Contributing Shares;
10,596,452 Equity Participation Shares; and
1,920,000 Convertible Notes, were on issue.

(d) SPP is a no liability company incorporated in the Australian Capital Territory and is a company limited by shares.

(e) CPM and SPP have entered into the Implementation Deed which sets out certain of the steps to be taken by those parties in connection with this Scheme.

(f) SPP has entered into the Deed Poll in favour of Equity Participation Scheme Members (amongst others) pursuant to which it has covenanted, amongst other things, to carry out the obligations which it must perform under this Scheme.

3. CONDITIONS PRECEDENT

3.1 Conditions Precedent

The obligations of CPM and SPP pursuant to the Scheme are conditional on the satisfaction of each of the following Conditions Precedent prior to close of the Second Court Hearing that:

(a) the Ordinary Scheme is approved by the Ordinary Scheme Members and the Court;

(b) the Implementation Deed not being terminated in accordance with clause 4 of that deed.

3.2 Satisfaction of conditions

(a) CPM must provide to the Court at the Second Court Hearing a certificate, or such other evidence as the Court requests, confirming whether or not all the Conditions Precedent in clause 3.1 have been satisfied or waived.

(b) The Scheme will lapse and be of no further force or effect if the Conditions Precedent in clause 3.1 are not satisfied or waived on or before 30 June 2002.

4. THE SCHEME

4.1 Court orders

CPM will lodge with ASIC office copies of the Court order approving the Scheme pursuant to section 411(4)(b) of the Corporations Act within 5 Business Days of the making of that Court order.

4.2 Implementation

If the Scheme becomes Effective then:

(a) within 2 Business Days of the Scheme Record Date, CPM must give SPP the names and addresses shown in the CPM Register of all Equity Participation Scheme Members who hold Equity Participation Shares and the number of Equity Participation Shares held by them at such date and such other information as is set out in the CPM Register as SPP may require; and

(b) for all Equity Participation Scheme Members except Deferred Security Holders:

(i) the Equity Participation Shares, together with all rights and entitlements attaching to the Equity Participation Shares as at the Scheme Record Date, will be transferred to SPP on the Implementation Date without the need for any further act by any Equity Participation Scheme Member;

(ii) on or as soon as practicable after the Implementation Date, in consideration for the transfer of the Equity Participation Shares to SPP, SPP will issue the Scheme Consideration to Equity Participation Scheme Members;

(iii) provided that where the Scheme Consideration would result in an Equity Participation Scheme Member receiving a fraction of a Replacement Equity Participation Share, the number of Replacement Equity Participation Shares to be issued shall be rounded up or down to the nearest whole number; or

(c) for Deferred Security Holders who make a Valid Election:

(i) they must continue to hold their Deferred Equity Participation Shares (and cannot transfer them);

(ii) upon a Deferred Security Exchange Event the requisite Deferred Security Exchange will occur;

(iii) the Deferred Security Holders must pay any stamp duty chargeable upon or in respect of the transfer of their Deferred Equity Participation Shares to SPP pursuant to a Deferred Security Exchange; and

(iv) provided that where a Deferred Security Exchange would result in a Deferred Security Holder receiving a fraction of a Replacement Equity Participation Share, the number of Replacement Equity Participation Shares to be issued shall be rounded up or down to the nearest whole number.

(d) CPM is bound by the terms of, and will comply with its obligations under, the Implementation Deed.

4.3 Share transfer forms and registers

(a) CPM will deliver to SPP duly completed and executed share transfer forms or a master form:

(i) to transfer all of the Equity Participation Shares, except for the Deferred Equity Participation Shares, to SPP on the Implementation Date;

(ii) to transfer the Deferred Equity Participation Shares held by the Deferred Security Holders to SPP on the time of their transfer pursuant to clause 4.2(c)(ii).

(b) SPP will execute the share transfer form or forms referred to in paragraph (a) and then will deliver the share transfer form or forms to CPM for registration on that date.

(c) Immediately following receipt of the transfer form or forms for the Equity Participation Shares under paragraph (a), CPM must enter the name of SPP in the CPM Register for the Equity Participation Shares.

(d) On, or as soon as practicable after, the Implementation Date, SPP must procure the entry of the name of each Equity Participation Scheme Member (other than any Deferred Security Holder) in the SPP Share Register for those Replacement Equity Participation Shares making up the Scheme Consideration due to that Equity Participation Scheme Member;

(e) On, or as soon as practicable after a Deferred Security Exchange Event (subject to compliance with any applicable laws), SPP will enter the name of each Deferred Security Holder the subject of the Deferred Security Exchange Event in the SPP Share Register for those Replacement Equity Participation Shares making up the Scheme Consideration due to that Deferred Security Holder.

5. DEALINGS IN EQUITY PARTICIPATION SHARES

(a) For the purpose of establishing who are Equity Participation Scheme Members, dealings in Equity Participation Shares on or before the Scheme Record Date will only be recognised as a valid transfer if registrable transmission applications or transfers for those dealings are received before 7.00 pm (Sydney time) on the Scheme Record Date at the place where the CPM Register is kept.

(b) CPM must register registrable transmission applications or transfers for those dealings which are received before 7.00 pm (Sydney time) on the Scheme Record Date at the place where the CPM Register is kept.

(c) CPM will not accept for registration or recognise for any purpose any transmission application or transfer of Equity Participation Shares (except for transfers to SPP pursuant to this Scheme) received after 7.00 pm (Sydney time) on the Scheme Record Date.

(d) For the purpose of determining entitlements to the Scheme Consideration, CPM will, until the Scheme Consideration has been provided, maintain the CPM Register in accordance with the foregoing provisions of this clause 5 and the CPM Register in this form will solely determine entitlements to the Scheme Consideration.

(e) As from the Scheme Record Date, all certificates for the Equity Participation Shares (other than Deferred Equity Participation Shares and Equity Participation Shares held by SPP) will cease to have effect, and each entry of a Equity Participation Scheme Member on the CPM Register at that date will cease to have any effect other than as evidence of entitlement to the Scheme Consideration.

6. [DELIBERATELY LEFT BLANK]

7. VARIATION OF EXCHANGE RATIO

7.1 Automatic Variation

Where the ex date in respect of an event specified in clauses 7.2 to 7.3 occurs in relation to the SPP shares before a Deferred Security Exchange, there will be a variation to the Exchange Ratio in accordance with this clause.

7.2 Reconstructions of Capital

If the SPP securities are divided into a greater number of securities or consolidated into a lesser number of securities, then the Exchange Ratio is automatically adjusted so that the number of Replacement Securities is adjusted in the same way as the SPP shares are reconstructed.

7.3 Bonus Issue

If there is an issue or distribution of securities to the holders of SPP securities at no cost to those holders by way of a bonus issue, then the Exchange Ratio is automatically adjusted so that upon a Deferred Security Exchange the Deferred Security Holder will receive an additional number of Replacement Securities as if the exchange occurred prior to, and the Replacement Securities were eligible to then receive, the bonus shares.

8. General Scheme provisions

(a) Should the Court propose to approve the Scheme subject to any alterations or conditions, CPM may, by its counsel, consent on behalf of all persons concerned to those alterations or conditions to which SPP has consented.

(b) For joint holders of Equity Participation Shares including Deferred Security Holders at the time of a Deferred Security Exchange, the names of those Equity Participation Scheme Members must be entered into the SPP Share Register as joint holders of that number of Replacement Equity Participation Shares making up the Scheme Consideration due to those joint holders.

(c) Where a notice, transfer, transmission application, direction or other communication referred to in the Scheme is sent by post to CPM, it shall not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at the CPM Registered Office.

(d) The Equity Participation Scheme Members agree to the transfer of their Equity Participation Shares to SPP and the issue to them of the Scheme Consideration in accordance with the terms of the Scheme.

(e) The Equity Participation Scheme Members will accept the Replacement Equity Participation Shares issued by way of Scheme Consideration subject to the SPP Constitution and agree to be bound by the SPP Constitution.

(f) The Equity Participation Scheme Members are deemed to have warranted to SPP that all their Equity Participation Shares (including any rights attaching to those shares) which are transferred to SPP under the Scheme will, at the date of the transfer of them to SPP, be free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to sell and to transfer their Equity Participation Shares together with any rights attaching to such shares.

(g) The Equity Participation Shares transferred to SPP under the Scheme shall be transferred free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise.

(h) SPP shall be beneficially entitled to the Equity Participation Shares transferred to it under the Scheme pending registration by CPM of SPP in the CPM Register as the holder of the Equity Participation Shares.

(i) The Equity Participation Scheme Members consent to CPM doing all things necessary or incidental to the implementation of the Scheme.

(j) CPM will execute all documents and do all acts and things necessary incidental or expedient to give full effect to the provisions of the Scheme and the transactions contemplated by it.

(k) Each Equity Participation Scheme Member, without the need for any further act, irrevocably appoints each of CPM and any of its directors and officers (each an **Authorised Person**) as its attorney and agent for the purpose of executing any document necessary to give effect to the Scheme including without limitation, a proper instrument of transfer of its Equity Participation Shares (including in due course for a Deferred Security Exchange) for the purposes of section 1091 of the Corporations Act which may be a master transfer of all the Equity Participation Shares and, to the extent applicable, for the purpose of accepting the Replacement Equity Participation Shares in exchange for their Equity Participation Shares.

(l) Each Authorised Person may, in performing the said acts as attorney and agent, act pursuant to a power of attorney granted by one or more other persons involved in the acts referred to in the preceding sentence. Each Authorised Person may appoint another attorney and agent and grant to such person a power of attorney to perform, directly or indirectly, acts in the name of each Equity Participation Scheme Member within the limits

of the power of attorney granted pursuant to the previous paragraph, and each Authorised Person may substitute another person for himself as authorised person; such other person shall be an Authorised Person for the purposes of the power of attorney granted pursuant to the previous paragraph.

(m) The governing law of the Scheme is the law of the State of New South Wales.

PART G: Convertible Note Scheme

Convertible Note Scheme

Scheme of arrangement

Pursuant to section 411 of the Corporations Act

BETWEEN: CENTRAL PACIFIC MINERALS N.L. (ABN 14 008 460 651)

AND: THE HOLDERS OF CONVERTIBLE NOTES IN CENTRAL PACIFIC MINERALS N.L.

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

ADR means American Depositary Receipts.

ADS means an American Depositary Share.

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited, or the stock market conducted by it, as the context requires.

Amended Convertible Note Terms means the Convertible Note Terms as amended by this Scheme.

Business Day means a day on which trading banks are open for business in Brisbane.

CHESS means the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532).

Conditions Precedent means the conditions precedent set out in clause 3.1 of this Scheme.

Convertible Notes means CPM's unsecured convertible notes with an issue price of A$7.80 per note that may be converted into Ordinary Shares at any time on the basis of one note per Ordinary Share maturing on 1 December 2004 at an interest rate of 8.5% per annum.

Convertible Note Option Price means:

(a) for the Convertible Notes, A$7.80 for each option to acquire an Ordinary Share pursuant to clause 3.1(l) of the Third Schedule of the Convertible Note Terms; and

(b) for the Amended Convertible Notes, A$2.93 for each option to acquire a SPP ordinary share pursuant to clause 3.1(l) of the Third Schedule of the Amended Convertible Note Terms;

Convertible Note Terms means the terms and conditions of issue of the Convertible Notes.

Convertible Note Scheme Member means, for the purposes of determining the date that the Convertible Notes become Amended Convertible Notes, a person who is registered in the CPM Register as the holder of a Convertible Note at the Scheme Record Date.

Corporations Act means the Corporations Act 2001 and the regulations made under that Act.

Court means any court of competent jurisdiction at which CPM applies for the grant of orders to convene the Scheme Meetings and approving the Schemes pursuant to the Corporations Act (and any incidental matters).

CPM means Central Pacific Minerals N.L. (ABN 14 008 460 651) of Level 9, National Mutual Centre, 15 London Circuit, Canberra, Australian Capital Territory, Australia.

CPM Conversion Election means an election pursuant to the Convertible Note Terms to convert the Convertible Notes at the Exchange Ratio be issued CPM Ordinary Shares.

CPM Register means the CPM register of members.

CPM Registered Office means: Phipson Corporate Services (ABN 91 556 716 819), 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City, ACT, 2601, Australia (fax (02) 6274 3111 within Australia or (612) 6274 3111 outside Australia.

Deed Poll means the Deed Poll dated 12 December 2001 executed by SPP in favour of Scheme Participants whereby SPP covenants to carry out its obligations under the Schemes.

Effective means, when used in relation to a Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to that Scheme.

Effective Date means the date on which the Scheme becomes Effective.

Exchange Ratio means 2.664 SPP Shares for each Convertible Note.

Implementation Date means the first day after the Scheme Record Date.

Implementation Deed means the Implementation Deed dated 12 December 2001 between CPM and SPP relating to the implementation of the Schemes.

Listing Rules means the Listing Rules of the ASX.

Ordinary Shares means fully paid ordinary shares in the capital of CPM.

Ordinary Scheme means the scheme of arrangement between CPM and the Ordinary Scheme Members.

Ordinary Scheme Member means a person, other than SPP for the purpose of paragraph (b), who is registered in the CPM Register as the holder of an Ordinary Share:

(a) for the purposes of the Scheme Meeting, as at the Meeting Record Date; or

(b) for the purposes of determining the entitlement to receive Replacement Securities, as at the Scheme Record Date.

Scheme means this scheme of arrangement, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

Scheme Meeting means the meeting of holders convened by the Court pursuant to section 411(1) of the Corporations Act.

Scheme Participants means holders of Convertible Notes, or persons entitled to be registered as holders of Convertible Notes, as at 5.00 pm (Brisbane time) at the Scheme Record Date.

Scheme Record Date means the fifth Business Day following the Effective Date.

Second Court Date means the day on which the Court makes an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme.

Second Court Hearing means the hearing of the Court on the Second Court Date.

SPP means Southern Pacific Petroleum N.L. (ABN 36 008 460 366) of Level 9, National Mutual Centre, 15 London Circuit, Canberra, Australian Capital Territory, Australia.

SPP's Constitution means the constitution of SPP in force from time to time.

SPP Conversion Election means an election pursuant to the Amended Convertible Note Terms to convert the Convertible Notes at the Exchange Ratio be issued SPP Ordinary Shares.

SPP Group or **Group** means:

(a) prior to the Implementation Date for the Ordinary Scheme, CPM and SPP and their respective Subsidiaries or companies in which either holds 50% of the issued shares; and

(b) after the Implementation Date for the Ordinary Scheme, SPP and its Subsidiaries or companies in which either holds 50% of the issued shares.

SPP Shares means ordinary shares in the capital of SPP.

Subsidiaries has the meaning given to it in section 46 of the Corporations Act.

1.2 Interpretation

Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless the context requires otherwise.

(a) The **singular** includes the plural and conversely.

(b) A **gender** includes all genders.

(c) Where a **word** or **phrase** is defined, its other grammatical forms have a corresponding meaning.

(d) A reference to a **person** includes a body corporate, an unincorporated body or other entity and conversely.

(e) A reference to a **clause** or **schedule** is to a clause of or schedule to this Scheme.

(f) A reference to any **agreement** or **document** is to that agreement or document as amended, novated, supplemented, varied or replaced from time to time, except to the extent prohibited by that other agreement or document.

(g) A reference to any **legislation** or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

(h) Mentioning anything after **include**, **includes** or **including** does not limit what else might be included.

(i) A reference to **dollars** or **$** is to Australian currency.

(j) A reference to a particular time of day shall be a reference to that time in Brisbane.

(k) A word or expression to which a meaning is attributed in the Corporations Act shall bear that meaning.

1.3 Business day

Except where otherwise expressly provided, where the day on which any act, matter or thing is to be done is a day other than a Business Day, such act matter or thing shall be done on the immediately succeeding Business Day.

2. PRELIMINARY

(a) CPM is a no liability company incorporated in the Australian Capital Territory and is a company limited by shares.

(b) CPM has been admitted to the official list of the ASX and its shares have been granted official quotation.

(c) Certain Ordinary Shares are held by the Depositary or the Depositary's agents to enable US based investors to hold an interest in CPM, in the form of ADRs which trade in the over-the-counter market in the United States of America.

(d) At the date of the Implementation Deed:
116,850,732 Ordinary Shares;
849,629 Contributing Shares;
10,596,452 Equity Participation Shares; and
1,920,000 Convertible Notes,
were on issue.

(e) SPP is a no liability company incorporated in the Australian Capital Territory and is a company limited by shares.

(f) CPM and SPP have entered into the Implementation Deed which sets out certain of the steps to be taken by those parties in connection with the Schemes.

(g) SPP has entered into the Deed Poll in favour of Scheme Participants pursuant to which it has covenanted, amongst other things, to carry out the obligations which it must perform under the Schemes.

3. CONDITIONS PRECEDENT

3.1 Conditions Precedent

The obligations of CPM and SPP pursuant to the Scheme are conditional on the satisfaction of each of the following Conditions Precedent prior to 5.00 pm on the day before the Second Court Date that:

(a) The Ordinary Scheme is approved by Ordinary Scheme Participants and the Court;

(b) the Implementation Deed not being terminated in accordance with clause 4 of that deed.

3.2 Satisfaction of conditions

(a) CPM must provide to the Court at the Second Court Hearing a certificate, or such other evidence as the Court requests, confirming whether or not all the Conditions Precedent in clause 3.1 have been satisfied or waived.

(b) The Scheme will lapse and be of no further force or effect if the Conditions Precedent in clause 3.1 are not satisfied or waived on or before 30 June 2002.

4. THE SCHEME

4.1 Court orders

CPM will lodge with ASIC office copies of the Court order approving the Scheme pursuant to section 411(4)(b) of the Corporations Act within 5 Business Days of the making of that Court order.

4.2 Implementation

If the Scheme becomes Effective then:

(a) the Convertible Note Terms will be amended in the manner set out in the Schedule;

(b) until the Scheme Record Date, Convertible Note Holders can only make a CPM Conversion Election;

(c) after the Scheme Record Date, Convertible Note Holders can not make a CPM Conversion Election but can only make a SPP Conversion Election;

(d) for all Scheme Participants, in consideration for the amendments to the Convertible Note Terms, CPM will procure SPP to, and SPP will:

(i) issue SPP Shares to Convertible Note Holders if they apply to convert their Convertible Notes on the Amended Convertible Note Terms after the Scheme Record Date;

(ii) issue options over SPP Shares to Convertible Note Holders in the circumstances set out in the Amended Convertible Note Terms after the Scheme Record Date; and

(iii) upon any valid request by CPM to take any other action as provided for under the Amended Convertible Note Terms, comply with that request.

(e) CPM is bound by the terms of, and will comply with its obligations under, the Implementation Deed.

5. DEALINGS IN CONVERTIBLE NOTES

(a) For the purpose of establishing who are Scheme Participants, dealings in Convertible Notes on or before the Scheme Record Date will only be recognised as a valid transfer if registrable transmission applications or transfers for those dealings are received before 7.00 pm (Sydney time) on the Scheme Record Date at the place where the CPM Register is kept.

(b) CPM must register registrable transmission applications or transfers for those dealings which are received before 7.00 pm (Sydney time) on the Scheme Record Date at the place where the CPM Register is kept.

(c) CPM will not accept for registration or recognise for any purpose any transmission application or transfer of Convertible Notes received after 7.00 pm (Sydney time) on the Scheme Record Date.

(d) For the purpose of determining the right to make a CPM Conversion Election or a SPP Conversion Election, CPM will maintain the CPM Register in accordance with the foregoing provisions of this clause 5 and the CPM Register in this form will solely determine the CPM Conversion Election or a SPP Conversion Election.

6. GENERAL SCHEME PROVISIONS

(a) Should the Court propose to approve the Scheme subject to any alterations or conditions, CPM may, by its counsel, consent on behalf of all persons concerned to those alterations or conditions to which SPP has consented.

(b) Where a notice, transfer, transmission application, direction or other communication referred to in the Scheme is sent by post to CPM, it shall not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at the CPMs Registered Office or at its Share Registry.

(c) The Scheme Participants agree to the amendment of the Convertible Note Terms as set out in the Schedule.

(d) The Scheme Participants consent to CPM doing all things necessary or incidental to the implementation of the Scheme.

(e) CPM will execute all documents and do all acts and things necessary incidental or expedient to give full effect to the provisions of the Scheme and the transactions contemplated by it.

(f) Each Scheme Participant, without the need for any further act, irrevocably appoints each of CPM and any of its directors and officers (each an **Authorised Person**) as its attorney and agent for the purpose of executing any document necessary to give effect to the Scheme.

(g) Each Authorised Person may, in performing the said acts as attorney and agent, act pursuant to a power of attorney granted by one or more other persons involved in the acts referred to in the preceding sentence. Each Authorised Person may appoint another attorney and agent and grant to such person a power of attorney to perform, directly or indirectly, acts in the name of each Scheme Participant within the limits of the power of attorney granted pursuant to the previous paragraph, and each Authorised Person may substitute another person for himself as authorised person; such other person shall be an Authorised Person for the purposes of the power of attorney granted pursuant to the previous paragraph.

(h) The governing law of the Scheme is the law of the State of New South Wales.



SCHEDULE - PROPOSED AMENDMENTS TO THE TERMS OF ISSUE OF THE CPM CONVERTIBLE UNSECURED NOTES

Alteration of terms of issue of CPM Convertible Unsecured Notes

Resolved (as a special resolution) subject to the Schemes becoming effective:

The terms of issue of the CPM Convertible Unsecured Notes to be altered by:

(a) Amending the terms of issue of the CPM Convertible Notes so that the clauses amended (and other clauses remaining unamended) provide as follows (with the additions underlined):

The Notes:

(a) bear interest at the rate of 8.5% per annum on the principal amount of the Notes from the Issue Date until the earlier of conversion or Maturity to accrue on a simple 30 day basis, calculated on a 360 day year. Subject to the Special Conditions of Issue, interest is payable semi-annually in each year during the currency of the Notes;

(b) are convertible into ordinary Shares ~~in the Company~~ in the manner and upon and subject to the terms and conditions contained in the Special Conditions of Issue; and

(c) unless converted or repaid early are repayable on the Maturity Date.

The Issuer is not prohibited from issuing securities ranking ahead of the Notes.

This certificate must be surrendered upon any transfer, repayment or conversion of any of the Notes comprised in this Certificate.

Conversion Notice

TO: Central Pacific Minerals NL
C/- Phipson Nominees Pty Ltd
9th Floor, National Mutual Centre
15 London Circuit
CANBERRA ACT 2600

I/We give notice of the exercise of my/our right to convert the whole or *............................ being part of the Notes included in this Certificate** into fully paid ordinary Shares ~~in the Company~~ in accordance with the Special Conditions of Issue of the Notes set out above.

If the Notice is signed by an attorney, the attorney declares that he has no notice of revocation of the power under authority of which this Notice is signed. Companies should sign under seal or by attorney.

Signature(s) ....

Date: ....

* Notes can only be converted in parcels of 1,000 Notes (or any multiple of 1,000 Notes) unless it is the entire holding of Notes. If no figure is filled in the Notice will be deemed to relate to all of the Notes held by you.

** Adjust for Uncertificated Notes.

(b) Amending and inserting new definitions in the Definitions and Interpretations section of the terms of issue of the Convertible Notes (and other clauses remaining unamended) to provide as follows (with the additions underlined):

In these conditions unless the context or subject matter otherwise indicates or requires:

Auditor means the auditor or auditors of the Company for the time being duly appointed in compliance with the Corporations Law;

ASX means the Australian Stock Exchange Limited (ACN 008 624 691) and where the context allows includes any of its Subsidiaries;

Bank means a bank as that term is defined in the Banking Act 1959;

Business Day means any day on which Banks are open for banking business in Brisbane;

Company means Central Pacific Minerals NL (ACN 008 460 651);

Conditions of Issue in relation to any Note means the terms and conditions upon which such Note is issued (including, the conditions set out in the First Schedule and any Special Conditions of Issue) as amended from time to time;

Conversion Date means, in relation to any Note, the date on which that Note is converted into ~~a~~2.664 Shares pursuant to these conditions;

Conversion Period means the period beginning on the day 30 days following the Issue Date and ending on the Business Day before the Maturity Date.

Financial Close means the date when the Company issues a certificate in the form contained in the Fourth Schedule certifying that the joint venture participants in Stage 2 of the Stuart Project have signed an unconditional commitment to construct Stage 2 of the Stuart Project as soon as practicable and announced that commitment to ASX;

Holder or **Noteholder** means in relation to any of the Notes at any time the person or corporation at that time registered as the holder of that Note in the Register of Noteholders maintained by the Company;

Interest Period means:

(a) where the relevant Note has not been converted and the Maturity Date does not occur prior to or during such period, each period of 6 months ended 31 May and 30 November;

(b) where the relevant Note has not been converted prior to such period, the period ending on the Maturity Date

and commencing on the day following the last day of the immediately preceding 6 month period calculated pursuant to (a) above; and

(c) where the relevant Note has been converted during such period, the period ending in the day before conversion and commencing on the day following the last day of the immediately preceding 6 month period calculated pursuant to (a) above.

Issue Date means that date on which the Company issues the Notes;

ITAA means the Income Tax Assessment Act 1936 and the Income Tax Assessment Act 1997 of the Commonwealth of Australia;

Listing Rules means the listing rules of the ASX as amended from time to time;

Maturity Date means, in relation to any Note, 5 years from Issue Date or such earlier date (if any) on which the Company will be obliged pursuant to these conditions to repay the principal moneys payable on that Note;

Moneys Owing means the principal moneys and interest from time to time payable in respect of the Notes to any Noteholder under or pursuant to the terms of issue of any of the Notes;

Note means a convertible unsecured note issued by the Company subject to the Conditions of Issue with a face value of $7.80 which has not been converted into Shares ~~of the Company~~;

Note Certificate or **Certificate** means a certificate issued by the Company certifying that the person named in the certificate is the registered holder of the Notes stated;

Note Register or **Register of Noteholders** or **Register** is the Register of Noteholders kept by the Company pursuant to the Conditions of Issue and includes every branch register;

Quotation has the same meaning as in the Listing Rules;

Registered Address in respect of a Noteholder means his address as recorded in the Register;

Share means a fully-paid ordinary share in SPP ~~in the Company~~.

Special Conditions of Issue means in relation to any Note the conditions included in the Third Schedule;

Stage 2 of the Stuart Project means a future development of the Stuart Resource involving the mining of shale oil, the retorting of crude oil from the oil shale and the distillation of the crude oil to produce oil products utilising technology for the extraction of oil from oil shale.

Stuart Resource means the oil shale resource comprised in the Queensland mining tenements currently described as ML80003, and ML(A)80081.

Subsidiary has the same meaning as in the Corporations Law.

SPP means Southern Pacific Petroleum N.L. (ABN 36 008 460 366).

(c) Amending Clause 6 of the terms of issue of the Convertible Notes (and other clauses remaining unamended) to provide as follows (with the additions underlined):

6.1 The Company will, so long as any Notes remain outstanding:

(a) use its best endeavours to carry on and conduct its business in a proper and efficient manner and keep proper books of account and therein enter full particulars of all dealings and transactions in relation to its business;

(b) furnish to each Noteholder copies of all reports, accounts, notices and circulars issued to all of the members of the Company ;

(c) furnish to each Noteholder within 90 days after the close of each financial year of the Company:

(i) a copy of the audited balance sheet and profit and loss account of the Company; and

(ii) a copy of the audited consolidated balance sheet and consolidated profit and loss account of the Company and its Subsidiaries (if any);

each at the close of that year and each bearing the reports of the directors and of the Auditor and with such copies of balance sheets and accounts there will be furnished a report of the Auditor stating to the best of his knowledge and belief whether the Company has done or omitted any act which in the opinion of the Auditor amounts to a default under clause 7;

(d) furnish to each Noteholder within 75 days after the end of each period of 6 months following the close of each financial year of the Company (the **half-yearly period**):

(i) a copy of the consolidated balance sheet and consolidated profit and loss account of the Company and its Subsidiaries (if any);

in respect of the immediately preceding half-yearly period;

(e) on any application delivered to its registered office by Noteholders holding not less than one-tenth in nominal value of the Notes, summon a meeting of Noteholders to consider the accounts and balance sheet which was laid before the last preceding annual general meeting of the Company, by giving notice to each of the Noteholders at the address as specified in the Register of Noteholders.

The meeting is to be held at a time and place specified in the notice and in accordance with the Second Schedule;

(f) ~~ensure that while there are any Notes outstanding~~ in respect of which the right to convert such Notes into S~~s~~hares ~~in the Company~~ in accordance with the Conditions of Issue of the Notes could still be exercised, procure SPP to act so that:

(i) no rights as to voting (or any other matter) attaching to S~~s~~hares ~~in the Company~~ will be altered so as to prejudice any rights relating to S~~s~~hares ~~in the Company~~ to be issued in consequence of the conversion of Notes as compared with the rights relating to S~~s~~hares ~~in the Company~~ already issued prior to such alteration; and

(ii) in the event of a reconstruction of the issued capital of ~~the Company~~ SPP the number of S~~s~~hares to which each Noteholder is entitled will be reconstructed in the same proportion as the issued capital of ~~the Company~~SPP is reconstructed and in a manner which will not result in any additional benefits being conferred on shareholders of ~~the Company~~SPP which are not conferred on Noteholders subject to the same provisions with respect to rounding of entitlements as sanctioned by the general meeting of ~~the Company~~SPP approving the reconstruction of capital, but in all other respects the terms for the conversion of the Notes will remain unchanged; and

(g) procure SPP to not issue bonus S~~s~~hares without obtaining such waivers or consents of ASX from any applicable Listing Rule which may prevent the issue of bonus S~~s~~hares to the Noteholder on conversion.

(d) Amending Clause 2 of the First Schedule to the terms of issue of the Convertible Notes (and other clauses remaining unamended) to provide as follows (with the additions underlined):

2.1 It is a condition precedent to the right of a Noteholder to receive payment of the principal sum represented by his Notes or to exercise the option of such Noteholder to convert all or part of the Notes held by him into S~~s~~hares ~~in the Company~~ that:

(a) the Noteholder surrender to the Company his Note Certificate; and

(b) all necessary laws, whether of Australia or overseas, are complied with.

2.2 The Company will not be obliged to pay or procure SPP to allot nor will it be taken to have committed any breach by failure to pay the principal sum or failure to procure SPP to issue such S~~s~~hares in respect of any of the Notes unless such condition precedent in clause 2.1 has been satisfied. Nor will interest accrue after the due date for repayment or satisfaction of the principal moneys represented by any Notes or the due date for conversion into such S~~s~~hares if the reason for failure to repay or otherwise satisfy such principal moneys or to procure SPP to issue such S~~s~~hares on such due date will be the failure to satisfy the condition precedent in clause 2.1. Both the Noteholder and the Company will take all reasonable steps to comply with all necessary laws.

(e) Amending Clause 17 of the Second Schedule to the terms of issue of the Convertible Notes (and other clauses remaining unamended) to provide as follows (with the additions underlined):

17 A meeting of the Noteholders duly convened and held in accordance with these Rules will be able, by special resolution, so as to bind all Noteholders:

(a) to sanction the release of the Company from any obligation to the Noteholders either unconditionally or upon such conditions as may be arranged with the Company;

(b) to sanction any modification or compromise of any of the rights of the Noteholders or any class of Noteholders (howsoever arising) against the Company;

(c) to postpone the repayment of the Notes beyond the due date therefor and to suspend or postpone for a time the payment of interest on any part of the Notes;

(d) to consent, if requested by the Company, to any scheme for reconstruction of the Company or for the amalgamation of the Company with any other corporation;

(e) to agree to accept any other property or securities instead of the obligations created by a Note and in particular any notes or debenture stock of or any units in the Company, SPP or any corporation with which the Company or SPP may be or be proposed to be amalgamated or to which the liabilities of the Company or SPP may be or be proposed to be transferred; and

(f) to give any release or waiver in respect of any breach or default by the Company;

(f) Amending the Third Schedule to the terms of issue of the Convertible Notes (and other clauses remaining unamended) to provide as follows (with the additions underlined):

1. If any of the conditions in this Third Schedule is inconsistent with any condition in any other Schedule or any other term or condition of a Note the condition in this Third Schedule will prevail.

   A reference to dollars or $ is to Australian currency.

2. If as a result of any of the provisions of these conditions any date for payment is not a Business Day, payment may be made on the next Business Day.

3. 3.1 Each of the Notes will:

   (a) have a principal amount of $7.80;

   (b) be paid for in full by the subscriber on application;

   (c) subject to clause 3.1(e) below, be at the option of the Noteholder convertible (as part of the conversion of the entire holding of Notes of a Noteholder or otherwise as part of a parcel of 1000 Notes or any multiple of 1000 Notes), into Shares at a conversion ratio of ~~one~~ 2.664 Shares for every Note where the Noteholder gives a Conversion Notice. A Conversion Notice given



shall be in the form endorsed on the Note Certificate. A Conversion Notice will be given by delivering it on any Business Day during the Conversion Period to the registered office of the Company at c/- Phipson Nominees Pty Ltd, 15 London Circuit, Canberra, Australian Capital Territory or at such other office as the Company will in writing notify the Noteholder before the commencement of the Conversion Period. A Conversion Notice once given will be irrevocable;

(d) be subject to the condition that the Company may at any time and from time to time purchase it by private treaty with the Noteholder) and on that purchase such Note will automatically be cancelled;

(e) be issued subject to the condition that:

(i) if there has been a consolidation or subdivision of the Shares, the right of each Noteholder upon conversion will be adjusted so that the Notes held by each Noteholder will be convertible into a number of Shares calculated in accordance with the following calculation and in all other respects the terms of conversion of the Notes will remain unchanged:

$$C \times \frac{B}{A}$$

where:

C is the number of Shares into which the Notes would be converted if the consolidation or subdivision had not occurred

B is the number of Shares before consolidation or subdivision

A is the number of Shares after the consolidation or subdivision

(ii) if there is a reduction in the number of issued Shares ~~of the Company~~ (other than a reduction or cancellation involving the payment of money by SPP ~~the Company~~) before a Note is converted the number of Shares into which the Note is converted upon conversion will be reduced in the same proportion as the number of issued Shares ~~of the Company~~ has been reduced subject to the same provisions with respect to rounding of entitlements as sanctioned by the general meeting of SPP~~the Company~~ approving the reduction of capital;

(f) bear interest at the rate of 8.5% per annum on the principal amount of the Notes from the Issue Date until the earlier of conversion or redemption (subject to clause 2.2 of the First Schedule) to accrue on a simple 30 day basis, calculated on a 360 day year.

(g) subject to clause 3.1(f) above, carry the right to payment of interest for each Interest Period on the last day of that Interest Period and the Company will pay such interest on the day after the last day of that Interest Period;

(h) as to both principal and interest, rank for payment:

(i) equally with all other unsecured obligations of the Company; and

(ii) equally with all other Notes;

(i) be transferable only as part of the transfer of the entire holding of Notes of a Noteholder or otherwise in whole multiples of 1000 Notes;

(j) subject to these conditions, be repaid on the Maturity Date as to the principal amount (unless converted in terms of these conditions) subject to production and surrender of the Note Certificate (if any) evidencing the Note to be repaid;

(k) be redeemable by the Company at face value on 10 Business Days' notice at any time upon or after the Shares have traded at an average price greater than $3.68~~9.80~~ for each of 10 consecutive trading days on ASX (***Price Benchmark***). The average price on a particular day shall be calculated by dividing the aggregate price paid for the Shares traded on that day by the total number of Shares sold on that day;

Notes which are the subject of any such redemption notice may however be converted by Noteholders by giving notice, in the manner provided in clause 3.1(c) prior to the expiry of the period specified in the notice of intention to redeem given under this clause.

(l) upon or after the earlier of Financial Close or the second anniversary of the Issue Date be redeemable by the Company at any time on 10 Business Days' notice at face value and for the issue of 2.664~~on~~ options to acquire one Share for $2.93~~7.80~~ (***Option***) in the terms set out in the Fifth Schedule.

Notes which are the subject of any such redemption notice may however be converted by Noteholders by giving notice, in the manner provided in clause 3.1(c) prior to the expiry of the period specified in the notice of intention to redeem given under this clause.

3.2 Where the issued Share capital of ~~the Company~~SPP is reconstructed –

(a) the entitlement of the Holder of a Note to convert his Note will not be reconstructed in a way that would result in a loss (whether for the future, for the past, or both) of the right to claim (or to have claimed, or both) interest (paid, payable, or accruing) on the Note as an allowable deduction in determining the taxable income of the Company (***Interest Deduction***); and

(b) without limitation of any other obligation of the Company to the extent necessary to ensure entitlement to the Interest Deduction, the Company

will~~ ensure that it can issue~~ procure SPP to issue Shares of such class of shares or Shares (as that term is defined in section 82Q of the ITAA) as are necessary to permit conversion of outstanding Notes.

4. Each Share issued upon conversion of a Note will, as from the Conversion Date of that Note, rank in all respects pari passu with the other then existing issued Shares and accordingly:

   (a) will not rank for the whole or any part of any dividend declared after the Conversion Date in respect of any period which ended on or before that date; and

   (b) will rank for the purposes of other dividend distributions, pari passu with the fully paid ordinary Share capital of ~~the Company~~SPP existing at the Conversion Date.

5. If at any time on or before the Maturity Date ~~the Company~~SPP allots to its holders of Shares any bonus S~~s~~hares (not being bonus S~~s~~hares allotted following an election by such a holder to take those shares in lieu of a dividend declared upon his Shares, being an election pursuant to a provision in the ~~Company's~~ SPP's Constitution) credited as fully paid up, whether by way of capitalisation of profits or reserves or otherwise (**Bonus Shares**), then upon the conversion of any Note which was not converted at the time of that allotment the Company will procure SPP to in addition to the Shares to be allotted to the Noteholder pursuant to conversion of that Note allot to the Noteholder additional Bonus Shares in such number as the Noteholder would have been entitled to receive by way of participation in the allotment of Bonus Shares if he had converted his Note into Shares:

   (a) immediately prior to the books closing date for determination of entitlement to be allotted Bonus Shares; or

   (b) if before the conversion of that Note there has been more than one allotment of Bonus Shares, immediately prior to the books closing date for determination of entitlement to the first allotment thereof, and had retained all the Shares allotted upon conversion together with all the Bonus Shares which would have been issued to him pursuant to this clause 5 following such last mentioned allotment. This provision will have successive effect if there are more than two issues of Bonus Shares.

   Each Bonus Share allotted to a Noteholder pursuant to this condition will, as from the day after the Conversion Date of the Note to which the Bonus Shares relate, rank equally with the then existing Shares. If a Noteholder has not exercised his right to convert a Note on or before the Maturity Date, his entitlement to any such Bonus Shares will lapse in respect of that Note.

6. If at any time on or before the Maturity Date ~~the Company~~SPP offers to its holders of Shares on a pro-rata basis the right to subscribe for S~~s~~hares~~ of the Company~~, the Company will procure SPP to at the same time, to the extent permitted by law, make an offer to each Noteholder on terms corresponding to the offer he would have received in respect of the S~~s~~hares which would have been allotted to him if he had converted his Notes immediately prior to the books closing date for determination of entitlement to receive the offer (taking into account also any entitlement he would then have had to additional S~~s~~hares pursuant to the allotment of Bonus Shares) provided that any such offer will comply with the provisions of Section 82SA of the ITAA, and any tax ruling given by the Commissioner of Taxation referred to in clause 8, if applicable.

7. Despite the above conditions:

   (a) where Notes are held by or on behalf of a person resident outside Australia, it will be a condition precedent to the right of the holder of the Notes to obtain Shares or Bonus Shares on conversion that all necessary approvals under the laws in force in Australia and any other statutory requirements which may then be in existence are obtained; and

   (b) the Company will procure SPP to not make further issues of Shares or equity securities in the same class as the Shares where ~~the Company~~SPP would be prevented by law or the Listing Rules of the ASX from immediately thereafter issuing Shares to the Noteholders on conversion of all of the Notes outstanding. For the purposes of this clause 7(b), a reference to equity securities in the same class has the meaning attributed to it in clause 7.1 of the Listing Rules of the ASX.

8. In the event that:-

   (a) the Company applies for a ruling under the provisions of Part IVAA of the Taxation Administration Act 1953 (Commonwealth) from the Commissioner of Taxation and the ruling obtained does not confirm that the interest paid or payable on the Notes is wholly allowable as a deduction for Australian income tax purposes (including, but without limiting the generality of the foregoing, because of a proposed reconstruction, division, or subdivision of the Company's or SPP's share capital, whether issued, unissued, or both) due only to the application of section 82R of the ITAA and the failure of the Notes, SPP or the Company to satisfy the requirements of section 82SA of the ITAA; or

   (b) a change to the Australian tax laws occurs and such change has or would have the result that the interest paid or payable on the Notes is not or may not be allowed wholly as a deduction for Australian income tax purposes.

   the Company may, at its option, redeem at face value and for the issue of an Option the whole or any part of



the Notes by giving at least twenty eight (28) days' notice of its intention to Noteholders at any time after 31 May 2000. Interest will cease to accrue on the date on which redemption takes effect. Notes which are the subject of such a notice may however be converted by Noteholders by giving notice in the manner provided in clause 3.1(c) prior to the expiry of the period specified in the notice of intention to redeem.

8.2 Each Note will be issued before the expiration of 2 Business Days after the relevant application money is received by the Company.

8.3 The Company will procure SPP to issue the Shares ~~of the Company~~ to be ~~created and~~ issued on conversion of the Notes ~~will be created and issued~~ within 5 Business Days after receipt of a Conversion Note in accordance with clause 3.1(c).

9. The Company will procure SPP to take all reasonable practicable steps to procure Quotation on the ASX of the Shares issued by ~~the Company~~SPP as a result of the exercise by a Noteholder of rights of conversion as soon as practicable following the issue of those Shares.

10. 10.1 If before a Note is converted and before the Maturity Date, the directors of the Company become aware that:

(a) as a result of acquisitions made after the issue of the Note which are pursuant to any takeover offers or takeover announcement, any person becomes or has become, (and not being so entitled at the date hereof) entitled to more than 20% of the issued Shares; and

(b) in the case of takeover offers made subject to a defeating condition, any offers which have not been accepted and any contracts resulting from acceptance of offers have become unconditional or the defeating condition has been waived,

they will (unless in their unanimous opinion an equivalent offer or any equivalent announcement have or has been or will be made in respect of the Notes) give notice in writing to Noteholders of their so becoming aware. Words which are defined for the purposes of Chapter Six of the Corporations Law as at the Issue Date have the same meaning in this clause 10.1.

10.2 If before a Note is converted and before the Maturity Date a majority of the directors of the Company by resolution conclude that:

(a) there has been a change in the control or ownership of issued Shares such that the removal (with or without replacements) of a majority of the directors of ~~the Company~~SPP is likely to occur; or

(b) any person together with his associates has or will become, or any persons acting in concert together with their associates have or will become, (and not being so entitled at the date hereof) entitled as aforesaid to more than 20% of the issued Shares;

they may in their sole discretion give notice in writing to the holder of such Note of that conclusion. Words which are defined for the purposes of Chapter Six of the Corporations Law as at the Issue Date have the same meaning in this clause 10.2.

10.3 If before a Note is converted and before the Maturity Date an effective resolution is passed for a members' voluntary winding up of the Company or SPP the directors of the Company will give notice in writing to the holder of such Note of the passing of that resolution.

10.4 Where the directors of the Company give notice pursuant to the above conditions 10.1, 10.2 or 10.3, a Noteholder may within 10 Business Days after the receipt of the notice, require the Company to procure SPP:

(a) by completing and delivering the Conversion Notice relating to his Note, without prejudice to any other rights of a Noteholder, to convert in the case of the notice given pursuant to condition 10.1, 10.2 or 10.3 above to convert his Note into Shares in accordance with these conditions, the Conversion Date being the day 7 days after the day on which the Company received the Conversion Notice; or

(b) in the case of notice given pursuant to conditions 10.1, 10.2 or 10.3 above to redeem his Note by payment of the principal and accrued interest thereon and unpaid within the said 10 Business Days

and the Company will meet, or for paragraph (a) procure SPP to meet such requirement.

10.5 Notwithstanding the above, a Note will not be convertible unless the Conversion Notice to convert that Note is received by the Company on or before the Maturity Date.

(g) Amending the Fifth Schedule to the terms of issue of the Convertible Notes (and other clauses remaining unamended) to provide as follows (with the additions underlined):

Option Deed

Date 1999

Parties

3. **~~Central~~ Southern Pacific ~~Minerals~~ Petroleum NL** (AB~~C~~N 36 008 460 366~~651~~) of c/o Phipson Nominees Pty Ltd, 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City, Australian Capital Territory (the ***Grantor***); and

4. **[Former Noteholder]** of [Address] (the ***Grantee***).

Recitals

D 'The Grantor's subsidiary, Central Pacific Minerals N.L (ABN 36 008 460 651), has issued a convertible unsecured note with a face value of $7.80 (the **Note**) to the Grantee upon certain conditions set out in the Note (the ***Conditions of Issue***).

E Pursuant to the Conditions of Issue, the Grantor has agreed to grant to the Grantee 2,664~~an~~ options with each option entitling the Grantee to be issued a fully paid ordinary share in the Grantor (the ***Share***) for each Note previously held by the Grantee.

IT IS AGREED as follows.

1. INTERPRETATION

Defined terms from the Conditions of Issue which are used in this Deed shall have the same meaning as in the Conditions of Issue.

2. OPTION

2.1 In part consideration for the redemption of the Note, the Grantor grants to the Grantee 2,664~~an~~ options (Option) with each Option entitling the Grantee to be issued [insert number of shares equal to Notes held by the Grantee for which the option was granted], at an exercise price of $2.93~~7.80~~ for each Share.

2.2 Subject to clause 3, the Grantee can exercise the Option by giving the notice described in clause 4 on or before 30 November 2004.

2.3 Upon completion in accordance with clause 5, the Grantor shall issue to the Grantee the number of the Shares for which the Option is exercised at a purchase price of $~~7.80~~2.93 per share (the ***Purchase Price***).

3. ACCELERATION OF OPTION

3.1 If the Shares in the Grantor have traded at an average price greater than $~~9.80~~3.68 for each of 10 consecutive trading days on ASX, the Company will issue a notice to that effect to the Grantee (**Price Benchmark Notice**). The average price on a particular day is calculated by dividing the aggregate price paid for the Shares traded on that day by the total number of Shares sold on that day.

3.2 Upon receipt of the Price Benchmark Notice by the Grantee, the Grantee shall have ten (10) Business Days in which to exercise the option by giving to the Grantor the Notice described in clause 4 (**Exercise Notice**).

3.3 If the Grantee does not give the Exercise Notice within ten (10) Business Days after receipt of the Price Benchmark Notice, the Option will expire, notwithstanding clause 2.2.

EXECUTED as a Deed.

THE COMMON SEAL of

~~CENTRAL~~ SOUTHERN PACIFIC PETROLEUM~~MINERALS~~ NL (ABCN 36 008 460 366~~651~~)

was duly affixed in the presence of:

Signature	Signature
Print name	Print name
Office held	Office held

Execution by

[Noteholder]



APPENDIX 1: Proposed Changes to the Constitutions of SPP and CPM

ALTERATION OF SPP'S CONSTITUTION

SPP's Constitution be altered by:

(a) Inserting new definitions in the Preliminary Section of the Constitution in alphabetical order together with the existing definitions as follows:

"**CPM**" means Central Pacific Minerals NL (ABN 14 008 460 651) of Level 9, National Mutual Centre, 15 London Circuit, Canberra, Australian Capital Territory, Australia.

"**Deferred Security Holder**" means holders of ordinary, contributing and equity participation shares who elect to be bound by their respective Schemes but to retain their shares in CPM for up to 10 years pursuant to the terms of their respective Schemes.

"**Effective**" means, when used in relation to a Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to that Scheme.

"**Equity Participation Scheme**" means the scheme of arrangement between CPM and the equity participation shareholders set out in Part F of the Information Memorandum.

"**Exchange Ratio**" means the ratio at which CPM securities are exchanged for SPP securities which is 2.664 as adjusted pursuant to Appendix 3 of the Information Memorandum.

"**Information Memorandum**" means the Information Memorandum relating to the Schemes dated 12 December 2001.

"**Scheme**" means each of the schemes between CPM and each of its ordinary shareholders, contributing shareholders, equity participation shareholders and convertible noteholders, as the context requires, set out in Parts D, E, F and G of the Information Memorandum subject to any alterations or conditions made or required by the Court pursuant to s411(6) of the Corporations Act.

"**Scheme Record Date**" means the date 5 days after the second court order is lodged with ASIC pursuant to section 411(10) of the Corporations Act.

(b) Amending Article 5A so that the clauses amended (and other clauses remaining unamended) provide as follows (with the additions underlined):

5A (1) For the purpose of this Article 5A:

"**Initial Holder**" means the person in whose name the relevant share is first allotted pursuant to these Articles (or pursuant to Article 5A of CPM's constitution for shares issued that are exchanged pursuant to the Equity Participation Scheme for shares issued by the Company under Article 5A of this constitution).

"**Relevant Date**" means in respect of a particular share the first to occur of the following dates:

(a) The date upon which the Initial Holder of the share has served three years continuous Service with the Company with periods of service by that Initial Holder which occurred prior to the date of allotment of the relevant shares not being included in any such calculations except for periods of service pertaining to shares issued by CPM pursuant to Article 5A of its constitution that are exchanged pursuant to the Equity Participation Scheme for shares issued by the Company under Article 5A of this constitution;

(b) Such other date as the Directors may in their discretion determine as the Relevant Date for a particular share in order to relieve hardship or where the directors believe that there has been a change in control of the Company. For the purposes of this Article 5A "a change in control of the Company" shall have occurred where a person either alone or together with his associates (as defined in the Companies (Acquisition of Shares) Code) becomes after the date of the first issue of shares in the Company subject to the terms of this Article 5A entitled to 20% or more of the voting shares issued in the Company;

provided that if the events referred to above occur prior to the date upon which all of the moneys payable in respect of the shares have been paid to the Company the Relevant Date in that situation shall only occur on the date that all of such moneys have been paid to the Company in respect of the said share.

"**Service with the Company**" means either:

(a) Full time employment by the Company, its subsidiaries and/or Central Pacific Minerals NL and/or its subsidiaries and companies in which any such company owns 50% of the issued shares ;

(b) The acting as a~~n executive~~ director with any of the companies referred to in (a) above;

(c) The acting as a consultant with any of the companies referred to in (a) above.

(2) Without limiting the provisions of these Articles of Association (and in particular Article 5 hereof) the directors may from time to time allot and issue to persons who are directors, employees or consultants of the Company, Central Pacific Minerals NL and/or any company which is related to the Company or Central Pacific Minerals NL ordinary shares in the Company which have all the rights attaching to ordinary shares except that they are subject to the following conditions:

(i) Except in respect of resolutions changing or having the effect of changing the members of the board of directors of the Company where the directors believe that there has been a change in control of the Company, the shares shall not entitle its holder to any right to vote at any general meeting of the Company held prior to the Relevant Date;

(ii) No dividend shall be declared and paid in respect of the shares in the period prior to the Relevant Date;

(iii) The share shall not confer on its holder any right to receive a distribution in excess of the amount paid up on the said share at the relevant time upon winding up of the Company prior to the Relevant Date.

(4) (a) At no time shall the number of ordinary shares in the Company issued under this Article 5A and in respect of which neither of the dates referred to in subparagraphs (a) and (b) of the definition of Relevant Date in paragraph (1) above has occurred (in this subparagraph 5A(4)(a) called "subject shares") exceed 6 percentum of the sum of:

(i) the total number of ordinary shares at that time (including the subject shares); plus

(ii) the number of shares held by the Company in CPM at the Scheme Record Date multiplied by the Exchange Ratio at the time the Schemes become Effective; plus

(iii) the number of shares held by CPM in the Company at the Scheme Record Date; plus

(iv) the number of shares held by Deferred Security Holders in CPM at that time multiplied by the Exchange Ratio.

(b) For the purposes of this subparagraph 5A(4)(b) an ordinary share in the Company issued under this Article 5A shall be considered a "relevant share" until the later of the Relevant Date in respect of that share and the date which is 2 years after the date of issue of that share. At no time shall the number of relevant shares exceed 10 percentum of the sum of:

(i) the total number of ordinary shares at that time (including the relevant shares); plus

(ii) the number of shares held by the Company in CPM at the Scheme Record Date multiplied by the Exchange Ratio at the time the Schemes become Effective; plus

(iii) the number of shares held by CPM in the Company at the Scheme Record Date; plus

(iv) the number of shares held by Deferred Security Holders in CPM at that time multiplied by the Exchange Ratio.

(c) Inserting new Articles 7A, 7B and 7C as follows:

No more than 20% of ordinary shares

7.A (a) A person must not own more than 20 per cent of the ordinary shares.

(b) A person must not acquire any ordinary shares if any person would, immediately after the acquisition, own more than 20 per cent of the ordinary shares.

(c) The Directors must not allot any unissued ordinary shares if, in their opinion, as a result of the allotment a person would contravene Article 7.A (a).

(d) The Directors must not authorise the issue or allotment of any securities of the Company which, by virtue of any terms or conditions applicable to them, are convertible, or may be converted, into ordinary shares unless those terms or conditions provide that those securities may not be so converted by their holder if in the Director's opinion such a conversion will result in a person contravening Article 7.A (a).

(e) A person who contravenes Article 7.A (a) does not, while that contravention continues, have any right:

(i) to vote any Excess Shares owned by that person and other shares owned by that person so that the maximum voting rights the person enjoys is 20% of the total ordinary shares in the Company excluding the Excess Shares at any general meeting of the Company or at any meeting of the holders of the ordinary shares of any class or combination of classes. At any general or other meeting:

(A) a ruling by the chair that a person does not have a right to vote for the reason set out in this paragraph shall be final and bind the person concerned; and

(B) no resolution shall be invalid by reason only that it is found later that a person voted on that resolution when that person did not have a right to vote at that meeting for the reason set out in this paragraph; and

(ii) to a dividend or other distribution by the Company (including any distribution on a winding up of the Company) under this Constitution payable for any Excess Shares owned by that person except that, if the Excess Shares which cause that person to contravene Article 7.A (a) were acquired or are owned by a person in that person's capacity as executor or administrator of a deceased member, this paragraph (ii) shall not apply until six months has elapsed from the death of that member.

7.B A member who is paid a distribution by the Company to which a person is not entitled under paragraph 7.A (e)(ii) shall refund that payment to the Company promptly upon notice from the Company requiring that payment to be refunded. If the member fails to promptly refund that payment, the Company has a right to recover that payment as a debt due and owing.

7.C A person will breach clause 7.A through the act or omission of another person, the Company or the Directors (even if in breach of Articles 7.A(c) or (d)).

(d) Inserting new Articles 8A to 8G as follows:

Directors may require disposition

8.A If in the Director's reasonable opinion a person (in this Article 8.A, 8.B and 8.C the "owner") contravenes

Article 7.A(a), the Directors may cause a notice to be given to any person believed by the Directors to be a member of any ordinary share owned by the owner which notice:

(a) specifies all shares owned by the person receiving the notice and the owner;

(b) specifies the number of Excess Shares;

(c) explains the effect of Article 7A(e); and

(d) requires the disposal, within a period of not less than 28 days specified in the notice, of the Excess Shares as specified in the notice.

8.B (a) If the requirements of a notice given under Article 8.A are not complied with, the Company may sell, in such manner as the Directors in their absolute discretion determine at the ruling market price or otherwise the best price reasonably obtainable at the time, the Excess Shares, and a transfer of any such Excess Shares signed by a Director for the purpose of giving effect to the sale shall be as valid and effectual as if signed by the registered member of the Excess Shares.

(b) The Company may receive and give a good discharge for the proceeds of a sale under paragraph 8.B (a), may pay or recoup out of those proceeds all reasonable costs and expenses of or incidental to the sale and may retain the amount of any distribution paid by the Company to the member to which the person was not entitled under paragraph 7A(e)(ii) and must pay the net amount to the owner.

(c) The Company is not bound to see to the application of the net amount paid to the owner under paragraph 8.B (b) and that amount may be paid by cheque posted to the owner at his or her address appearing in the register.

8.C The omission to give a notice to a person under Article 8.A does not affect the validity of a notice given to another person in respect of an ordinary share owned by the owner.

8.D In exercising the powers under the Ownership Restriction Articles, the directors must act in good faith but are entitled to have sole regard to the interests of the Company and may disregard any loss or disadvantage that may be suffered by individual members or other persons affected by the exercise of those powers.

8.E The directors, so long as they comply with Article 8D, have no liability to the Company, a member or to any other person for failing to treat any share, or erroneously determining that any share should be treated, as an Excess Share or if, on the basis of any such determination, they perform or exercise (or purport to perform or exercise) their duties, powers, rights or discretions under these Ownership Restriction Articles concerning such Excess Share.

8.F Any resolution, determination or decision to exercise any discretion or power by the directors under the Ownership Restriction Articles shall be final and conclusive in the absence of bad faith or manifest error on the part of the directors.

8.G If the whole or any part of these Ownership Restriction Articles are void, unenforceable or illegal in a jurisdiction, it is severed for that jurisdiction. The remainder of the Ownership Restriction Articles have full force and effect and the validity or enforceability of that provision in any jurisdiction is not affected. The Ownership Restriction Articles have no effect if the severance alters the basic nature of the Ownership Restriction Articles or is contrary to public policy.

(e) Inserting a new Article 9A as follows:

Period of Restriction

9.A The Ownership Restriction Articles commence to operate from the Implementation Date and expire two years after the Implementation Date.

(f) Inserting a new Articles 10A and 10 B as follows:

Overriding provision and Definitions

10.A The Ownership Restriction Articles apply despite anything else in this Constitution.

10.B In the Ownership Restriction Articles:

(a) a person is taken to own an ordinary share if, and only if:

(i) that person has a relevant interest in the ordinary share for the purposes of the Corporations Act; or

(ii) an Associate of that person has such a relevant interest in the ordinary share.

(b) "**Associate**" in relation to a person (the "Primary Person") means:

(i) if the Primary Person is a body corporate:

(A) a body corporate it controls;

(B) a body corporate that controls it; or

(C) a body corporate that is controlled by an entity that controls it;

(ii) a person with whom the Primary Person has, or proposes to enter into, a relevant agreement for the purpose of controlling or influencing the composition of the Company's board of directors or the conduct of affairs of the Company;

(iii) a person with whom the Primary Person is acting, or proposes to act, in concert in relation to the Company's affairs.

(c) a person acquires ordinary shares in the Company if, and only if:

(i) the person acquires a relevant interest in those ordinary shares as a result of a transaction entered into by or on behalf of the person in relation to those ordinary shares, in relation to

any other securities of the Company or in relation to securities of any other body corporate; or

(ii) the person acquires any legal or equitable interest in securities of the Company or in securities of any other body corporate and, as a result of the acquisition, another person acquires a relevant interest in those ordinary shares.

(d) a person disposes of ordinary shares in the Company if, and only if, having a relevant interest in those ordinary shares, the person ceases to have a relevant interest in those ordinary shares.

(e) a reference to the formation by the Directors of an opinion or a belief is a reference to an opinion or belief, as the case may be, formed by a simple majority of Directors in their absolute discretion present and voting at any meeting of Directors. The Directors are not obliged to provide to any person any reason or grounds for any such opinion or belief.

(f) "**Body corporate**", "**relevant agreement**", "**relevant interest**" and "**securities**" have the same meaning as those expressions have when used in the Corporations Act.

(g) "**Implementation Date**" means the "implementation date" as defined in the scheme of arrangement for the ordinary shareholders in Central Pacific Minerals N.L., whereby Central Pacific Minerals N.L. became a subsidiary of the Company.

(h) "**Excess Shares**" means any ordinary shares in the capital of the Company owned by any person in breach of Article 7A (a).

(i) "**person**" does not include the Company or any subsidiary of the Company.

(j) "**Ownership Restriction Articles**" means Articles 7.A, 7.B, 7.C, 8.A, 8.B, 8.C, 8.D, 8.E, 8.F, 8.G, 9.A, 10.A and 10.B.

ALTERATION TO CPM CONSTITUTION

CPM's Constitution is altered by:

(a) Inserting new definitions in the Preliminary Section of the Constitution as follows:

Deferred Security Holders means holders of ordinary shares, contributing shares and equity participation shares in the capital of the Company who are bound by their respective Scheme but who elect to retain some or all of their ordinary shares, contributing shares and equity participation shares in the capital of the Company for up to 10 years pursuant to the terms of their respective Scheme.

Scheme means each of the schemes between the Company and each of the ordinary shareholders, contributing shareholders, equity participation shareholders and convertible noteholders, as the context requires, set out in Part D, E, F and G of the information memorandum dated 12 December 2001 subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

SPP means Southern Pacific Petroleum NL (ABN 36 008 460 366) of Level 9, National Mutual Centre, 15 London Circuit, Canberra, Australian Capital Territory, Australia and its subsidiaries.

SPP Group or **Group** means CPM and SPP and their respective subsidiaries or companies in which either holds 50% of the issued shares.

(b) Inserting immediately after Article 65(d), a new Article 65(e) as follows:

Whilst SPP owns at least 80% of the Company's issued share capital and to the maximum extent permitted by law, each Director may, but is not obliged to, act in good faith in the best interests of the SPP Group as a whole rather than the interests of the Deferred Security Holders if the company:

(i) is not insolvent; and

(ii) will not become insolvent because of the Director's act.



kpmg

Central Pacific Minerals NL

Independent Expert's Report

in relation to the
Schemes of Arrangement

KPMG Corporate Finance (Aust) Pty Ltd
16 November 2001

kpmg

KPMG Corporate Finance (Aust) Pty Ltd
Licensed Securities Dealer

A.C.N. 007 363 215

Central Plaza One
345 Queen Street
Brisbane Qld 4000
Australia

GPO Box 223
Brisbane Qld 4001
Australia

Telephone: +61 (7) 3233 31
Fax: +61 (7) 3233 9789
DX 201 Brisbane

The Directors
Central Pacific Minerals N.L.
Level 11 Riverside Centre
123 Eagle Street
Brisbane Qld 4000

16 November 2001

Dear Sirs

1 Introduction

Background

1.1 On 21 September 2001, Central Pacific Minerals NL ("CPM" or "the Company") and Southern Pacific Petroleum NL ("SPP") jointly announced their intention to merge.

1.2 CPM is a public company listed on the Official List of Australian Stock Exchange Limited ("ASX") and is actively involved in the development and exploration of Australian oil shale deposits. CPM also has uranium and fluoride interests in the Northern Territory. At close of trading on 15 November 2001, CPM Ordinary Shares had a market capitalisation of approximately $176.4 million.

1.3 SPP is an Australian resources company listed on the Official List of ASX and is also involved in the development and exploration of Australian oil shale deposits. At close of trading on 15 November 2001, SPP ordinary shares had a market capitalisation of approximately $208.70 million.

1.4 CPM and SPP hold significant cross-shareholdings in each other. On a diluted basis SPP holds 34.5% of CPM and CPM holds 30.7% of SPP. In addition, CPM and SPP are parties in a joint venture arrangement whereby all existing oil shale assets and any oil shale interests to be acquired are owned on a 50/50 basis between the two companies. The impact of this arrangement is that the companies benefit equally from joint use of assets and liabilities. Therefore all significant assets and liabilities are held equally between CPM and SPP.

1.5 CPM and SPP are already acting in all key respects as a single business entity. The proposed Scheme is therefore designed to overcome the complexities of having two separate listed vehicles.

1.6 The directors of each of CPM and SPP have sought to establish the terms of the proposed Scheme so that neither companies' security holders are disadvantaged in that the existing share of the underlying assets of the two companies is preserved after the merger and that both companies benefit from the proposed merger.

The Schemes

1.7 In order to achieve an equitable outcome that preserves the interests of each of CPM and SPP security holders, the directors of each company have proposed to merge by way of a number of Schemes of Arrangement.

1.8 There is a separate Scheme for each of the holders of Ordinary Shares, Contributing Shares, Equity Participation Shares and Convertible Notes (together the Schemes). The principal Scheme is the Ordinary Scheme applicable to holders of CPM Ordinary Shares. All of the other Schemes are conditional upon the Ordinary Scheme proceeding. The Ordinary Scheme is not conditional upon the other Schemes proceeding.

1.9 The terms of the Schemes have been determined having regard to the number of shares issued in each company and the level of the cross-shareholdings in each company.

1.10 The Schemes provide that, subject to approvals sought:

(i) Ordinary Scheme

Each holder of CPM Ordinary Shares will exchange the Ordinary Shares which they currently own for equivalent SPP ordinary shares in the ratio of one ordinary share to 2.664 SPP shares ("Replacement Ordinary Shares"), subject to the ability to Defer, ie the option for holders to elect not to immediately participate in the Scheme. The ratio of 2.664 is defined as the Exchange Ratio.

(ii) Contributing Scheme

Each holder of CPM Contributing Shares will exchange their securities for equivalent SPP securities with equivalent rights in the ratio of one Contributing Share to 2.664 SPP equivalent securities ("Replacement Contributing Shares"), subject to the ability to Defer.

The uncalled capital of $0.25 per CPM Contributing Share will convert to an uncalled amount of $0.0938 (being $0.25 divided by the ratio 2.664) per Replacement Contributing Share.

(iii) Equity Participation Scheme

Each holder of CPM Equity Participation shares will exchange their securities for equivalent SPP securities with equivalent rights in the ratio of one Equity Participation Share to 2.664 SPP equivalent securities ("Replacement Equity Participation Shares"), subject to the ability to Defer.

The amount of unpaid capital on each Replacement Equity Participation Share will be calculated by dividing the existing unpaid capital of each existing CPM Equity Participation Share by the ratio of 2.664.

(iv) Convertible Note Scheme

Each Convertible Note holder will maintain his or her existing notes. The terms of the notes are to be amended such that the Convertible Notes are convertible into SPP shares at the ratio of 2.664 SPP shares. The price benchmark for the Amended Convertible Notes will be amended to \$3.68 per SPP share (being \$9.80 divided by 2.664). Convertible Note holders are not able to Defer from their Scheme.

1.11 Other features of the Schemes are set out in more detail in section 5 of this report and in the Information Memorandum and include in particular:

- in the event that the Schemes proceed, SPP will control at least 80% of CPM;
- the condition that SPP shareholders approve the selective capital reduction to cancel CPM's holding of SPP shares; and
- if the Ordinary Scheme proceeds, CPM will apply to both ASX to be delisted and to NASDAQ for its ADRs to be removed from quotation.

2 Purpose of our report

2.1 You have requested KPMG Corporate Finance (Aust) Pty Ltd ("KPMG Corporate Finance") to prepare an independent expert's report providing an opinion on whether the Schemes are in the best interests of Scheme Participants who are entitled to vote on the Schemes and who are not related to SPP.

2.2 KPMG Corporate Finance has prepared this report for inclusion in an Information Memorandum required under Section 411(13) of the Corporations Act ("the Act"). It is to be sent to the Scheme Participants with a Notice of Meeting to convene a General Meeting of CPM, on or about 21 January 2002. The purpose of the meeting will be to seek approval for the Schemes.

2.3 The Act and the Corporations Regulations require this report because SPP holds an interest in greater than 30% of CPM's Voting Shares and the SPP directors are also Directors of CPM.

2.4 The basis of our evaluation as to whether each of the Schemes are in the best interests of the Scheme Participants is an assessment as to whether the Scheme Participants are likely to be better off if the relevant scheme proceeds than if the particular scheme does not.

2.5 This report has been prepared solely for the purpose of assisting the security holders and Directors of CPM in considering the Schemes. We do not assume any responsibility or liability to any party as a result of reliance on this report for any other purpose, including but not limited to investment or lending decisions in relation to CPM or SPP.

3 Summary of opinion

*3.1 In our opinion, the Schemes **are in the best interests** of the relevant Scheme Participants.*

Ordinary Scheme

3.2 We have first of all considered whether the Ordinary Scheme is in the best interests of holders of Ordinary Shares as all other schemes are conditional upon the Ordinary Scheme proceeding.

*3.3 In our opinion, the Ordinary Scheme **is in the best interests** of holders of CPM Ordinary Shares.*

3.4 The principal factors that we have taken into account in forming our opinion are summarised below and discussed in more detail in section 12.

Advantages

The Exchange Ratio of 2.664 being applied to exchange Replacement Ordinary Shares in SPP for Ordinary Shares in CPM is fair

3.5 The Exchange Ratio is being applied to determine the number of Replacement Ordinary Shares in SPP to be exchanged for Ordinary Shares in CPM. The Exchange Ratio represents the ratio of the interests of shareholders per share in the underlying net assets, after eliminating the impact of cross shareholdings.

3.6 We have concluded that the Exchange Ratio of 2.664 being applied to exchange Replacement Ordinary Shares in SPP for Ordinary Shares in CPM is fair by:

- reviewing the methodology and calculations for deriving the Exchange Ratio;
- comparing the share market value of 2.664 SPP shares with the share market value of one CPM share. Our analysis shows that the market value of 2.664 SPP shares has, generally, exceeded the market value of one CPM share for three months prior to the announcement of the Schemes; and

- using illustrative values for the oil shale assets to compare the values of 2.664 Replacement Shares in SPP with an Ordinary Share in CPM. Our analysis shows that the value of 2.664 Replacement Shares is marginally higher than the value of one CPM Ordinary Share.

The 47.6% share of the SPP Group to be held by CPM shareholders is consistent with the proportion of value contributed by CPM to SPP Group assuming the Schemes proceed

3.7 Our analysis, on an undiluted basis, shows that the contribution of value by CPM to SPP is 47.4%. CPM shareholders will be issued Replacement Shares representing 47.6% of SPP under the terms of the Ordinary Scheme. Accordingly, the share of the SPP to be held by CPM shareholders is consistent with the proportion of value contributed by CPM to the SPP Group assuming the Schemes proceed. This is also the case on a diluted basis.

The market for SPP ordinary shares as the single publicly listed entity can reasonably be expected to be more liquid than the current market for CPM Ordinary Shares

3.8 With the exception of the interests of holders of Ordinary Shares who elect to Defer, if the Ordinary Scheme proceeds, SPP will hold the combined interests of SPP and CPM. The single publicly listed entity will eliminate market imperfections that exist from time to time between the two companies and simplify investment for potential shareholders.

3.9 It is likely that a greater number of potential investors will be attracted to invest in SPP if the Ordinary Scheme proceeds, than currently invest in CPM and SPP individually as a result of the simplification of investment and a greater market capitalisation. In addition, as a result of the Ordinary Scheme proceeding, SPP will have a larger and slightly more diversified shareholder base compared to both CPM and SPP individually at present. These two factors can reasonably be expected to cause liquidity in the trading of shares in the expanded SPP on ASX to increase.

Short term takeover protection mechanism

3.10 Upon implementation of the Ordinary Scheme, the ordinary shares in SPP held by CPM, which represents approximately 33.5% of the issued capital of SPP (on an undiluted basis), will be cancelled. Elimination of this cross-shareholding would remove an inhibition against a person from making a takeover bid for SPP and/or CPM and would make a potential takeover bid more likely.

3.11 As of 13 November 2001, SPP's and CPM's share prices were $0.62 and $1.51 respectively. This is close to the lowest share price since 1997 before SPP and CPM entered into joint venture agreement to develop Stuart Stage 1. Given the investment and progress of the companies since then, the directors believe that SPP and CPM are currently vulnerable to an inappropriately priced offer.

3.12 Substantially for this reason the Schemes are subject to a condition precedent limiting the maximum shareholding of any person and his or her associates, to 20% for two years.

Disadvantages

For holders of Ordinary Shares who elect to Defer, their Ordinary Shares in CPM will cease to be listed on ASX

3.13 For holders of Ordinary Shares who elect to Defer, their Ordinary Shares in CPM will cease to be listed on ASX. Accordingly, holders will lose the benefit of the liquidity of holding a share listed on ASX. In the event that a Deferred Security Holder wishes to sell their shares they will need to exchange their Deferred Shares for Replacement Ordinary Shares in SPP and they will be responsible for the stamp duty resulting from any such transaction.

Increased vulnerability to an inappropriately priced takeover after two years

3.14 The present cross-shareholding inhibits a person from making an inappropriately priced takeover bid for CPM at a time when the shares are trading close to a five-year low.

3.15 A condition precedent to the Schemes limits the maximum shareholding of any person and his or her associate to 20% for two years. However, SPP may potentially become vulnerable to an inappropriately priced takeover bid beyond this period.

There will be an additional amortisation charge on the merger of the two entities

3.16 On consolidation of CPM and SPP there will be an additional amortisation which relates to the exploration and evaluation expenditure that will be brought to account by the SPP Group which amount will be amortised in the future.

Other factors

3.17 Other factors we have also considered which are relevant to each of the Schemes are described in more detail in section 12 and include:

- some remaining complexity due to the Deferral mechanism which is likely to result in minority shareholders (Deferred Security holders) in CPM for up to 10 years;
- implementation costs;
- that the Exchange Ratio is not designed to provide a premium for control for CPM security holders;
- taxation considerations, including the opportunities for scrip for scrip roll-over relief, capital losses and the implications of the option to Defer for pre-CGT Australian resident shareholders. As the taxation and general financial positions of Scheme Participants may differ, they should seek their own professional advice in relation to their own tax circumstances; and
- alternatives to the Schemes.

Contributing Scheme

3.18 *In our opinion, the Contributing Scheme* ***is in the best interests*** *of holders of CPM Contributing Shares.*

3.19 The principal factors that we have taken into account in forming our opinion are summarised below:

Advantages

- The uncalled capital on Replacement Contributing Shares being received in SPP (in exchange for Contributing Shares in CPM) will not exceed the uncalled capital on the Contributing Shares in CPM.

- If holders of Contributing Shares become ordinary shareholders in SPP they will benefit from the advantages outlined above in relation to the Ordinary Scheme.

Disadvantages

- For holders of Contributing Shares who elect to Defer, their shares in CPM will cease to be listed.

- If holders of Contributing Shares become ordinary shareholders in SPP they will therefore be subject to the disadvantages outlined above in relation to the Ordinary Scheme.

Other factors

3.20 Other factors we have also considered which are relevant to the Contributing Scheme are described above in paragraph 3.18.

Equity Participation Scheme

3.21 *In our opinion, the Equity Participation Scheme* ***is in the best interests*** *of holders of CPM Equity Participation Shares.*

3.22 The principal factors that we have taken into account in forming our opinion are summarised below:

Advantages

- The uncalled capital on each Replacement Equity Participation Shares being received in SPP (in exchange for each Equity Participation Share in CPM) will not exceed the uncalled capital on each Equity Participation Share in CPM.

- If holders of Equity Participation Shares become ordinary shareholders in SPP they will benefit from the advantages outlined above in relation to the Ordinary Scheme.

Disadvantages

- If holders of Equity Participation Shares become ordinary shareholders in SPP they will therefore be subject to the disadvantages outlined above in relation to the Ordinary Scheme.

Other factors

3.23 Other factors we have also considered which are relevant to the Equity Participation Scheme are described above in paragraph 3.18.

Convertible Note Scheme

3.24 In our opinion, the Convertible Note Scheme ***is in the best interests*** *of holders of CPM Convertible Notes.*

3.25 The principal factors that we have taken into account in forming our opinion are summarised below:

Advantages

- The terms of the notes are to be amended such that the notes are to be convertible into SPP shares at the ratio of 2.664 SPP shares. The Price Benchmark for the Amended Convertible Notes will be amended to $3.68 per SPP share (being $9.80 divided by 2.664). Our analysis of the Exchange Ratio of 2.664 shares in SPP for one CPM share in respect of the Ordinary Scheme is that the ratio is fair. Hence, the Price Benchmark for the Amended Convertible Notes is fair.

- If the notes are exercised, Convertible Noteholders will become shareholders in SPP and will therefore benefit from the advantages outlined above in relation to the Ordinary Scheme.

Disadvantages

- If the Amended Convertible Notes are exercised, holders will become shareholders in SPP and will therefore be subject to the disadvantages above in relation to the Ordinary Scheme.

Other factors

3.26 Other factors we have also considered which are relevant to the Convertible Note Scheme are described above in paragraph 3.18.

General

3.27 We have not undertaken to update our report for events or circumstances arising after the date of this report.

3.28 The above opinions should be considered in conjunction with, and not independently of, the information set out in the remainder of this report, including its appendices.

3.29 Defined terms in this report are capitalised and have the meaning defined in the Information Memorandum.

3.30 All dollar amounts in this report are denominated in Australian dollars unless otherwise specified.

Yours faithfully

Steve Scudamore
Director

David McDougall
Director

Contents of the remainder of KPMG Corporate Finance's report

The remainder of this independent expert's report is set out below under the following headings:

Section

4 Sources of information

4.1 In preparing this report and arriving at our opinions, we have considered a number of sources of information as detailed in Appendix 1 to this report.

4.2 The statements and opinions expressed in this report are made in good faith and have been based on information up to the date of this report that are believed to be reliable and accurate. We have relied upon the information set out in Appendix 1 and have no reason to believe that any material factors have been withheld from us. The preparation of this report does not imply that KPMG Corporate Finance has carried out any form of audit on the accounting or other records of CPM or SPP.

4.3 The opinions of KPMG Corporate Finance are based on prevailing market, economic and other conditions at the date of this report. Conditions can change over relatively short periods of time. Any subsequent changes in these conditions could impact upon value either positively or negatively.

5 Outline of the Schemes

Current ownership structure

5.1 The current shareholdings in SPP and CPM based on interests as at the date of this report are shown in the diagram below:

Figure 1 : Current shareholdings in SPP and CPM (undiluted)


Publicly held CPM shares
Publicly held SPP shares
62.3%
66.5%
CPM
SPP
33.5%
37.7%

Note: The above percentage interests are undiluted and based on Ordinary shares issued in SPP and CPM as at the date of this report.

5.2 The percentage interests will vary from the above if the contributing shares and equity participation shares are fully paid up such that, on a diluted basis, the cross shareholdings would be:

Figure 2 : Current shareholdings in SPP and CPM (on a fully diluted basis)


Publicly held CPM shares
Publicly held SPP shares
65.5%
69.3%
CPM
SPP
30.7%
34.5%

Note: The above percentage interests are diluted based on Ordinary Shares, Contributing Shares and Equity Participation Shares issued in SPP and CPM as at the date of this report.

The Schemes

5.3 The Schemes provide that:

(i) Ordinary Scheme

Each holder of CPM Ordinary Shares will exchange the Ordinary Shares which they currently own for equivalent SPP ordinary shares in the ratio of one Ordinary Share to 2.664 SPP shares ("Replacement Ordinary Shares"), subject to the election to Defer, ie the option for holders to elect not to immediately participate in the Scheme. The ratio of 2.664 is defined as the Exchange Ratio.

(ii) Contributing Scheme

Each holder of CPM Contributing Shares will exchange their securities for SPP securities with equivalent rights in the ratio of one Contributing Share to 2.664 SPP equivalent securities ("Replacement Contributing Shares"), subject to the ability to Defer.

The uncalled capital of $0.25 per CPM Contributing Share will convert to an uncalled amount of $0.0938 (being $0.25 divided by the ratio 2.664) per Replacement Contributing Share.

(iii) Equity Participation Scheme

Each holder of CPM Equity Participation Shares will exchange their securities for SPP securities with equivalent rights in the ratio of one Equity Participation Share to 2.664 SPP equivalent securities ("Replacement Equity Participation Shares"), subject to the ability to Defer.

The amount of unpaid capital on each Replacement Equity Participation Share will be calculated by dividing the existing unpaid capital of each existing CPM Equity Participation Share by the ratio of 2.664.

Replacement Equity Participation Shares will be conferred with identical rights and vesting conditions that pertain to each existing Equity Participation Share.

(iv) Convertible Note Scheme

Each Convertible Note holder will maintain his or her existing notes. The terms of the notes are to be amended such that the Convertible Notes are convertible into SPP ordinary shares at the ratio of 2.664 SPP ordinary shares. The price benchmark for the Amended Convertible Notes will be amended to $3.68 per SPP share (being $9.80 divided by 2.664). Convertible Note holders are not able to Defer from their Scheme.

Other key features of the Schemes

Deferring exchange of securities

5.4 One feature of the Ordinary Scheme, Contributing Scheme and Equity Participation Scheme is that they allow holders of Ordinary Shares, Contributing Shares and Equity Participation Shares to elect to Defer, ie elect not to immediately participate in the relevant Scheme.

5.5 Holders who choose to Defer will continue to hold existing CPM securities and will have the right to exchange each Deferred Security for 2.664 Replacement Securities. If holders do not elect to exchange Deferred Securities within 10 years of the Implementation Date of the applicable Scheme, then the Deferred Securities will be automatically exchanged for Replacement Securities. In addition, an automatic exchange would also occur in circumstances where SPP is subject to a takeover and the offeror has the right to compulsorily acquire all the fully paid SPP Shares.

5.6 It is the intention that from the Effective Date (including during the Deferral Period), CPM will not be listed and holders will not be able to trade Deferred Securities on ASX and NASDAQ.

5.7 The Deferral is subject to scale back by directors to ensure that SPP will own not less than 80% of the Voting Shares in CPM.

Other

5.8 If the Ordinary Scheme is not approved by Ordinary Scheme Members then the Contributing Scheme, Equity Participation Scheme and Convertible Note Scheme will not proceed. However, if relevant Scheme Participants do not approve the Contributing Scheme, Equity Participation Scheme or Convertible Note Scheme then the Ordinary Scheme, if approved by Ordinary Scheme Members and the Court will proceed.

5.9 If the Ordinary Scheme proceeds, CPM will apply to both ASX to be delisted and to NASDAQ for its ADRs to be removed from quotation.

5.10 If the Ordinary Scheme proceeds, SPP will continue to be publicly listed with its Ordinary Shares and Contributing Shares quoted on ASX. However, the SPP securities issued in exchange for CPM Contributing Shares will not be quoted on the ASX as the ASX listing rules restrict a no liability company to only have one class of partly paid shares being quoted.

5.11 A condition precedent to the Schemes is that SPP's Constitution be amended to limit for two years from the Implementation Date the maximum shareholding of any person to 20%.

Shares to be issued as a result of the Schemes

5.12 If each of the Schemes are approved by the relevant shareholders, based on the level of shares issued at the date of this report the following table summarises the shares to be issued by SPP (assuming deferrals of nil and 20% of CPM shares):

Table 1 : Shares to be issued by SPP

	Pre-Schemes CPM	Pre-Schemes SPP	Replacement SPP	Post-Schemes SPP (nil deferral)	Post-Schemes SPP (20% deferral)
Ordinary Shares	116,850,732	321,010,810	193,843,861	407,342,981	368,574,209
Contributing Shares	849,629	2,595,247	2,218,124	4,780,871	4,337,246
Equity Participation Shares	10,596,452	27,976,151	27,920,590	55,584,241	50,000,123
Convertible Notes	1,920,000	4,550,000	Same	Same	Same

Source: SPP Group

Ownership structure assuming the Schemes proceed

5.13 The shareholdings in SPP and CPM based on interests as at the date of this report and assuming that the Schemes proceed are shown in the diagram below (assuming 80% conversion):

Figure 3 : Shareholdings in SPP assuming 80% conversion of CPM shares

Publicly held CPM shares who have not deferred
Publicly held SPP shares
42.1%
57.9%
SPP (Publicly listed)
80%
CPM
20%
Publicly held CPM shares that have been deferred

Note: The above percentage interests are undiluted and based on ordinary shares issued in SPP and CPM as at the date of this report.

5.14 The shareholdings in SPP and CPM based on interests as at the date of this report and assuming that the Schemes proceed are shown in the diagram below (assuming 100% conversion):

Figure 4 : Shareholdings in SPP assuming 100% conversion of CPM shares

Publicly held CPM shares
Publicly held SPP shares
47.6%
52.4%
SPP (Publicly listed)
100%
CPM

Note: The above percentage interests are undiluted and based on ordinary shares issued in SPP and CPM as at the date of this report.

5.15 The percentage interests will vary from the above if the contributing shares and equity participation shares in both SPP and CPM are fully paid up the shareholdings in SPP would vary as shown below:

Table 2 : Fully diluted interests of CPM and SPP holders

	Former CPM non-associated shareholders		**Former SPP non-associated shareholders**	
	No of shares	**% of SPP held post-Schemes**	**No of shares**	**% of SPP held post-Schemes**
Ordinary Shares (assuming 20% of ordinary shareholders defer)	179,186,060	42.4%	243,725,518	57.6%
Ordinary Shares (assuming that no ordinary shareholders defer)	223,982,575	47.9%	243,725,518	52.1%

6 Basis of assessment

Definition of "in the best interests"

6.1 This report is required under Section 411 of the Corporations Act. We have considered ASIC's guidelines in respect of such reports prepared for the purposes of Section 411, Section 640 and Part 6A.1 of the Act which are set out in Policy Statement 75 ("PS 75"). PS 75 is directed primarily towards reports prepared pursuant to Section 640 of the Act and the meaning of "fair and reasonable" in the context of a takeover offer. This report is required to comment on whether the Schemes are "in the best interests" of CPM shareholders.

6.2 There is no legal definition of the phrase "in the best interests," however PS 75 states that, in relation to a report pursuant to Section 411 of the Act, the concept of "fair and reasonable" should be taken as a reference to "in the best interests of members."

6.3 In the context of a takeover offer under PS 75, "fair and reasonable" is defined as follows:

- fair, an offer is fair if the value of the offer price or consideration is equal to or greater than the value for the securities the subject of the offer; and
- reasonable, an offer is reasonable if it is fair however it may also be reasonable, if despite not being fair but after considering other significant factors, members should accept the offer in the absence of any higher bid before the close of the offer.

6.4 Schemes of arrangement pursuant to Section 411 can encompass a wide range of transactions. Accordingly, "in the best interests" must be capable of a broad interpretation to meet the particular circumstances of each transaction. This involves a judgement on the part of the expert as to the alternatives available.

6.5 In our opinion, the most appropriate basis on which to evaluate whether each scheme is in the best interests of the relevant Scheme Participants, is to consider the advantages and disadvantages of each Scheme to the Scheme Participants and to form an overall view as to whether Scheme Participants are likely to be better off if the Scheme proceeds than if it does not.

6.6 In forming our opinion, we have considered inter alia the following:

- whether the Exchange Ratio allows the Scheme Participants to maintain their respective interests in the SPP Group assets assuming the Schemes proceed;
- a comparison of the value of a share of each class in CPM before the Schemes with the value of a share of each class in SPP assuming the Schemes proceed. The values utilised for this purpose are illustrative and may not represent the fundamental or intrinsic values of shares in CPM or SPP;

- the prices at which shares in CPM and SPP have historically traded and the market ratio between SPP and CPM on ASX;
- the extent of any premium for control being received or paid by the Scheme Participants;
- the amount of unpaid calls on Contributing Shares and Equity Participation Shares in CPM compared with unpaid calls on Replacement Contributing Shares and Replacement Equity Participation Shares in SPP assuming the Schemes proceed;
- the Price Benchmark applied for the Amended Convertible Notes;
- a comparison of the option value component of the convertible notes before and after the Scheme;
- the potential impact of the Ordinary Scheme on the liquidity of Replacement Ordinary Shares compared to the liquidity of Ordinary Shares in CPM;
- alternatives to the Schemes; and
- other benefits and disadvantages of the Schemes which may impact the Scheme Participants in the event the Schemes proceed.

Methodology for assessing whether the Exchange Ratio allows the Scheme Participants to maintain their respective interests in the SPP Group assets assuming the Schemes proceed

6.7 In assessing whether the Exchange Ratio allows the Scheme Participants to maintain their respective interests in the SPP Group assets assuming the Schemes proceed, we have considered the following:

- the relative valuation methodology used for deriving the Exchange Ratio. In doing so we have reviewed CPM's methodology for deriving the Exchange Ratio and have performed calculations to confirm the results of CPM's methodology;
- the ratio of the market prices at which shares in CPM have historically traded to shares in SPP on ASX; and
- a comparison of illustrative values of Ordinary Shares in CPM with Replacement Shares in SPP.

6.8 The principal assets of CPM and SPP comprise interests in oil shale resources and an operating demonstration plant producing oil from shale. Commercial scale production of oil from shale is unproven at this stage.

6.9 Any valuation of CPM's and SPP's mineral oil shale resources and operations would be subject to significant uncertainties relating to future exploitation, such as timing, the outcome of work to measure resources, technological feasibility of commercial scale shale to oil production, future prices of the Company's oil products, yields and operating costs, among other things.

6.10 In our opinion, having regard to the common ownership interests of each of CPM and SPP in the underlying oil shale assets it is not necessary to determine the fair values of these assets. Rather it is necessary to establish that for a range of illustrative values, the value of a Replacement Share is not less than the value of Ordinary Shares multiplied by the exchange ratio.

6.11 In determining values for comparative purposes, we have also considered mineral assets (other than oil shale resources) and other assets and liabilities.

6.12 CPM's other mineral assets, ie other than oil shale resources, comprise interests in prospects/projects containing gold, uranium and fluorite resources. These assets have been written down to nil value in the books of CPM. Having regard to the nature of these assets we are satisfied that the fair values are insignificant.

6.13 Other assets and liabilities of CPM and SPP not included in the oil shale resources or demonstration plant or other mineral assets comprise cash, receivables, investments, inventories, plant and equipment, restricted deposits for research and development, accounts payable, provisions and borrowings. For the purposes of our comparative analysis, these items have been incorporated in our assessment at their book values.

7 The SPP Group oil shale project

Background to oil shale

7.1 The oil shale industry has existed in various countries around the world for more than a century. Historically, commercial oil shale mining industries operated in countries including Australia, China, Brazil, France, Germany, South Africa and Estonia. Many multinational oil companies and government agencies invested large sums of money into oil shale research and development as an alternative hydrocarbon source following the oil crisis of the early 1970s. Pilot plants and semi-commercial plants were operated in the Colorado-Wyoming-Utah regions of the United States processing oil shale. These operations commenced during a period of high oil price expectations. However, given the high cost of production of these oil shale plants, they were closed and government support for alternative for hydrocarbon sources was withdrawn.

7.2 Today, oil shale industries are still active in Australia, China, Estonia and Brazil. The industry in Estonia is principally directed towards the production of power through the combustion of the shale and is based on technologies developed in the early 1900s. Aside

from the Stuart project in Australia, Brazil and China are the only countries where small scale plants are currently extracting oil from oil shale.

7.3 In its natural state, oil shale is a solid material which contains no liquid hydrocarbons. The hydrocarbon component of oil shale, kerogen, is an organic solid which can only be released from the oil shale through a heating process known as retorting or pyrolysis. By heating the oil shale in the absence of oxygen to a temperature of 500 degrees Celsius, or approximately 930 degrees Fahrenheit, the solid hydrocarbon contained in oil shale decomposes and is released as a vapour. When cooled, this hydrocarbon vapour forms liquid oil and hydrocarbon gas.

7.4 Over the last decade, Australian domestic conventional oil production has not, on average, kept pace with demand, requiring increasing oil imports. According to the Australian Bureau of Agriculture and Resource Economics this trend is unlikely to change. It is likely that in the long term the Australian and international markets are likely to face increased demand for cleaner fuels as environmental regulation of emissions is tightened.

The SPP Group's oil shale project

7.5 SPP and CPM were founded in 1968. Since 1973, their principal activities have been exploration for and development of oil shale reserves. The SPP Group has interests in ten oil shale deposits located in Queensland, Australia. The oil shale within the SPP Group's deposits is a 40-50 million year old sedimentary rock which contains kerogen, a solid hydrocarbon. These deposits contain a total Mineral Resource of 20.2 billion barrels of shale oil, of which the SPP Group holds interests in over 17.3 billion barrels. The SPP Group believes that its oil shale deposits are particularly attractive as the deposits:

- are silica based, which facilitates extracting oil from the shale and future land rehabilitation;
- contain low levels of impurities such as sulphur;
- are amenable to low cost open pit mining;
- have low overburden to ore ratios; and
- are located close to infrastructure and deep water ports.

7.6 After substantial investment in research for suitable technologies, the SPP Group selected and adapted a processing technology called the Alberta-Taciuk Processor ("ATP") to develop its oil shale deposits. the SPP Group's testing has shown that using ATP technology to extract oil from its oil shale deposits in Australia produces high quality, clean oil products with low levels of sulphur.

7.7 In 1997, the SPP Group entered into joint venture agreement with the Suncor group, a Canadian energy group to develop the Stuart oil shale deposit (the "Stuart Project"). The Stuart deposit is located near Gladstone on the coast of central Queensland, Australia.

7.8 Through the Stuart joint venture, the SPP Group embarked on the first stage of developing the Stuart deposit to commercial production, which is known as Stuart Stage 1. The joint venture completed construction of Stuart Stage 1 in April 1999. Stuart Stage 1 is the pilot development to demonstrate the technical and operational capabilities of the ATP technology. Stuart Stage 1 has a design output capacity of 4,500 barrels per day. On successful implementation of Stuart Stage 1 a further two stages of the Stuart Project could be developed providing a total capacity output of approximately 120,000 barrels per day.

7.9 In April 2001, the SPP Group acquired Suncor's interest in the Stuart Oil Shale Project. Following the acquisition, the SPP Group owned 100% of the Stuart Project, 50% by SPP and 50% by CPM and took over the project from Suncor. Suncor retains a 5% royalty interest in Stuart Stage 1. Suncor subscribed $7 million and received 2.5 million SPP shares and 926,000 CPM shares in consideration. Additionally, the SPP Group issued Suncor with 12.5 million SPP options exercisable at $1.25 per share and 4.6 million CPM options exercisable at $3.38 per share. All options are exercisable over five years from the date of issue. As part of the transaction Suncor surrendered its restricted class shares.

7.10 In May 2001, the SPP Group made its first sale of medium oil shale from the Stuart Project. Subsequent sales have been made of both medium oil shale and naphtha.

8 Profile of CPM

Overview

8.1 CPM was founded in 1968 to conduct mineral exploration. CPM and SPP were floated simultaneously as associated companies. The tax regime that distinguished between petroleum and mineral exploration triggered the establishment of separate companies. This was removed in 1972.

8.2 In 1973, CPM and SPP undertook to become actively involved in oil shale. The involvement in oil shale embraced oil and mining interests and consequently any interests acquired were taken up on a 50/50 basis between CPM and SPP.

8.3 CPM and SPP specialise in the discovery and commercial development of oil shale deposits and have acquired interests in ten oil shale deposits.

8.4 As mentioned, in 1997, the SPP Group commenced developing the first stage of the Stuart oil shale deposit.

Financial profile

Financial performance

8.5 CPM's audited consolidated profit and loss statements for the years ended 31 December 1999 and 2000 and the unaudited consolidated profit and loss statement for the half year ended 30 June 2001 are summarised below:

Table 3 : CPM's historical profit and loss statements

	Audited 31 Dec 1999 $'000	Audited 31 Dec 2000 $'000	Reviewed 30 June 2001 $'000
Revenue from operating activities	-	-	578
Revenue from other operating activities	4,104	3,139	1,480
Total revenue	**4,104**	**3,139**	**2,058**
Operating loss before tax	(2,775)	(14,899)	(11,953)
Income tax benefit attributable to operating loss	1,129	1,637	-
Operating loss after tax	**(1,646)**	**(13,262)**	**(11,953)**

Source: CPM annual reports and half year report to 30 June 2001 (reviewed by auditors)

8.6 In May 2001, CPM as part of the SPP Group made the first sale of 40,500 barrels of medium shale oil resulting in revenue from operating activities for the first time. Revenue from other operating activities comprises interest and dividends received, investment income and proceeds on the sale of property, plant and equipment, property held for resale and share sales.

8.7 Expenses incurred in the year ended 31 December 2000 and the half year ended 30 June 2001 were significantly higher than in prior periods. Expenses that increased materially include:

- exploration and evaluation costs written off;
- costs relating to Stuart Stage 1 expensed; and
- interest paid/payable on convertible notes.

Financial position

8.8 CPM's audited consolidated net assets as at 31 December 1999 and 2000 and the unaudited consolidated net assets as at 30 June 2001 are as shown below:

Table 4 : Summary of CPM's historical net assets

	Audited 31 Dec 1999 $'000	**Audited 31 Dec 2000 $'000**	**Reviewed 30 Jun 2001 $'000**
Current assets			
Cash	3,866	4,449	8,336
Receivables	754	708	782
Investments	22,344	26,068	14,063
Inventories	-	-	2,435
Total current assets	26,964	31,225	25,616
Non-current assets			
Receivables	1,423	1,388	2,246
Investments			
Assoc resource exploration companies	21,581	22,132	20,932
Other	1,000	250	250
Inventories - property	167	163	163
Property, plant and equipment	679	672	859
Exploration and evaluation costs	86,714	86,387	87,055
Other	9,838	10,270	10,493
Total non-current assets	121,402	121,262	121,998
Total assets	**148,366**	**152,487**	**147,614**
Current liabilities			
Accounts payable	2,140	3,211	6,339
Borrowings	1,238	1,469	1,041
Provisions	589	541	693
Total current liabilities	3,967	5,221	8,073
Non-current liabilities			
Borrowings	14,993	14,982	14,976
Provisions	11,680	10,496	10,788
Total non-current liabilities	26,673	25,478	25,764
Total liabilities	**30,640**	**30,699**	**33,837**
Net assets	**117,726**	**121,788**	**113,777**

Source: CPM annual reports and half year report to 30 June 2001 (reviewed by auditors)

8.9 Investments classified as current assets consist of listed shares in other corporations and unlisted bank accepted bills and floating rate notes.

8.10 The investment in associated resource exploration companies comprises listed securities held in SPP. Other non-current investments comprise unlisted government and semi-government bonds.

8.11 Exploration and evaluation expenditure includes costs of projects still at an exploratory or evaluation stage. As noted in the annual reports, evaluation expenditure for each area of interest/mineral resource is carried forward, but only to the extent to which its recoupment is reasonably assured or exploration has not yet reached a stage which permits a reasonable assessment of the existence or otherwise of recoverable mineral resources.

8.12 Other non-current assets relate to a restricted deposit that CPM holds in the form of a research and development syndicate whereby CPM undertook to conduct research and development on behalf of third parties.

8.13 Current borrowings comprise loans due to SPP.

8.14 Non-current borrowings include unsecured convertible notes of $14,976,000.

8.15 CPM and SPP benefit equally from the joint use of assets and liabilities. All significant assets and liabilities are held 50/50. The only interests that are not owned equally by SPP and CPM are the gold, uranium and fluorite interests in the Northern Territory that are held by CPM. These assets have been written down to nil.

Cash flow

8.16 CPM's audited consolidated cash flow statements for the years ended 31 December 1999 and 2000 and the reviewed consolidated cash flow statement for the half year ended 30 June 2001 are summarised below:

Table 5 : Summary of CPM's historical cash flow statements

	Audited 31 Dec 1999 $'000	**Audited 31 Dec 2000 $'000**	**Reviewed 30 Jun 2001 $'000**
Cash flows from operating activities			
Receipts from customers and other parties	-	-	690
Payments to suppliers and employees	(3,166)	(4,583)	(2,619)
Interest received	37	8	5
Interest paid	(80)	(85)	(68)
Payments for exploration and evaluation	(4,052)	(7,552)	(9,470)
Other	172	290	336
Net cash outflows from operating activities	(7,089)	(11,922)	(11,126)
Cash flows from investing activities			
Payments for investments	(23,648)	(45,989)	(97)
Interest received on investments	569	574	668
Proceeds from sale/rollover of investments	17,792	43,745	96
Loans to other entities	(5,445)	-	-
Other	864	21	21
Net cash flows from investing activities	(9,868)	(1,649)	688
Cash flows from financing activities			
Proceeds from issue or conversion of shares	57	15,941	3,447
Proceeds from issue of convertible notes	14,976	-	-
Other	(750)	(2,048)	(636)
Net cash flows from financing activities	14,283	13,893	2,811
Net increase/(decrease) in cash held	**(2,674)**	**322**	**(7,627)**

Source: CPM annual reports and half year report to 30 June 2001 (reviewed by auditors)

8.17 Equity and convertible note issues have substantially been funding CPM's operating cash outflows.

Capital structure

8.18 CPM's share capital comprises fully paid Ordinary Shares, Contributing Shares, Equity Participation Shares, unsecured Convertible Notes and options. The number and value of each security class in is CPM shown below:

Table 6 : CPM share capital

Security class	Number on issue	Number held by SPP
Fully paid Ordinary Shares	116,850,732	44,086,520
Contributing Shares (paid to 25c, uncalled 25c)	849,629	17,000
Equity Participation Shares (paid to 1 cent)	10,596,452	115,750
Total fully diluted	**128,296,813**	**44,219,270**
Convertible Notes	1,920,000	
CPM options	4,629,000	

Source: CPM announcements to ASX dated 1November 2001

8.19 CPM's top 20 ordinary shareholders as at 31 October 2001 are shown below:

Table 7 : CPM major shareholders

Shareholder	Number of shares	Percentage held
Southern Pacific Petroleum NL	*44,086,520*	*37.73%*
ANZ Nominees Limited	28,003,466	23.97%
Oil Structure Surveys Limited	7,268,640	6.22%
National Nominees Limited	6,438,953	5.51%
Westpac Custodian Nominees Ltd	2,759,804	2.36%
Trans Pacific M inerals Pty Ltd	1,674,990	1.43%
Trans Pacific Petroleum NL	1,036,800	0.89%
Sunoco Inc	926,000	0.79%
Ian McFarlane	587,260	0.50%
Samuel Tusa	216,000	0.18%
Ann Shaw McFarlane	147,000	0.13%
Mr Donald Charles Macpherson	134,300	0.11%
David Leslie Norton Heron	120,920	0.10%
James T Betts (Trust J U/A Margaret F Britton)	120,000	0.10%
Rubicon Nominees Pty Ltd	116,000	0.10%
Fitel Nominees Limited	109,740	0.09%
Hilary C Macpherson	97,200	0.08%
Dr Anthony R Lee	90,700	0.08%
Mr Peter Luke	85,000	0.07%
The Valmet Trust Company Ltd and C Samuelson	83,000	0.07%

Source: CPM

8.20 Contributing Shares are paid to 25 cents with uncalled capital of 25 cents per share. Holders of Contributing Shares are entitled to vote in the proportion of one vote per Contributing Share held.

8.21 The rights of Equity Participation Shares are the same as for Ordinary Shares except that:

- there are no voting rights except in respect of resolutions changing or having the effect of changing the members of the board of Directors of CPM where the directors believe that there has been a change in control of CPM;
- there is no right to dividends;
- there is no right to receive a distribution in excess of the amount paid up on the share at the time of winding up of the company;
- following completion of three years continuous service with CPM from the date of issue, the holder of Equity Participation Shares paid to 1 cent may apply to the directors to pay unpaid capital and have the shares converted from Equity Participation Shares to fully paid ordinary shares. Proceeds from the conversion of Equity Participation Shares are applied to the working capital of CPM; and
- Equity Participation Shares are issued by CPM to its employees, consultants and directors in accordance with CPM's constitution. Equity Participation Shares are issued at the last sale price on the day immediately preceding the issue and are paid to 1 cent.

Convertible Notes

8.22 The Convertible Notes were issued on 2 December 1999 at an issue price of $7.80 per note. The Convertible Notes mature on 1 December 2004 and bear interest at 8.5% per annum. Key conversion and redemption features of the Convertible Notes are:

- the ability to be converted into CPM Ordinary Shares at any time on the basis of one Convertible Note for one Ordinary Share;
- the ability to be redeemed by the Company at the issue price at any time after the ordinary shares in CPM have achieved a weighted average price greater than $9.80 for each of 10 consecutive trading days on ASX; and
- the ability of CPM to redeem the notes at the earlier of financial close of Stuart Stage 2 or two years from the date of issue. Consideration for early redemption will be the issue price of each note and the issue of an unlisted option for one Ordinary Share for each note redeemed. The exercise price and maturity date for each option will be the same as that for each note.

Options

8.23 Sunoco Inc (an entity related to Suncor, also referred to in respect of the options as "Suncor") holds CPM options. Suncor holds 4,629,000 CPM options subject to CPM constitution and the CPM Option Subscription Agreement, dated 6 April 2001. Suncor has paid $500 in respect of these CPM options. Features of these options include:

- the right to subscribe for one fully paid ordinary share in CPM per option at an exercise price of $3.38;
- the options can be exercised prior to five years from the issue date;
- where there is a reconstruction of the share capital of CPM, the rights of the option holder will be changed to the extent necessary to comply with the Listing Rules applying to the reconstruction of capital at the time of the reconstruction;
- all shares issued as a result of exercise of options will rank in all respects pari passu with the existing ordinary shares of CPM at the date of issue; and
- where CPM reorganises its issued shares prior to expiry of the options the reorganisation must be done so that the option holder is put in the same position relative to holders of issued shares as prior to the reorganisation.

8.24 By deed proposed between SPP, CPM and Sunoco Inc it is intended to agree to cancel these options in exchange for the issue of options to acquire 12,331,656 (4,629,000 x 2.664) ordinary shares in SPP, conditional upon the Ordinary Scheme proceeding.

8.25 Subject to shareholder approval at Extraordinary General Meetings to be held on or about 21 December 2001, CPM may issue (each for an option price) Guarantee Facility Options which have rights of exercise over up to 3,779,000 CPM Ordinary Shares and SPP may issue Guarantee Facility Options, each for an option price, as to 10,050,000 SPP ordinary shares (assuming an exchange rate of A$1 per US$0.50) to Mr John Val Browning, a director of SPP and CPM, for a US$7.5 million guarantee facility provided by Mr Browning.

8.26 By deed dated to be dated on or about December 2001 between SPP, CPM and Mr John Val Browning, the parties agreed to cancel the CPM options in exchange for the issue by SPP of further options, each for an option price, to acquire up to 10,067,256 (3,779,000 x 2.664) ordinary shares in SPP in lieu of these CPM Guarantee Facility Options. The operation of that deed is conditional upon the Ordinary Scheme becoming Effective.

Share price trading and liquidity analysis

8.27 CPM's historical share price and trading volumes are shown in the chart below:

Figure 5 : CPM weekly share price trading and volumes


Uncertainty delays regarding odourous emissions
Suncor writes off its investment in the Stuart Oil Shale Project
ASX's energy stocks index falls to a record low
Co-venturer, Suncor exits the Stuart Oil Shale Oil Project
SPP/CPM announces $31.6m private placement
Volume (%)
Price ($)
Vol %
CPM

Source: Bloomberg and KPMG Corporate Finance analysis

8.28 CPM shares have traded on ASX for over 30 years. The above chart shows the closing weekly trading prices and volumes since January 2000.

8.29 Trading volumes in CPM Ordinary Shares are very low with the total weekly trading volumes only exceeding 0.4% of ordinary shares once since January 2000.

8.30 There is a general downward trend in CPM's share price since January 2000 with a pronounced decline in April 2001. That substantial fall followed co-venturer Suncor's exit from the shale oil project.

8.31 The following table summarises the liquidity of CPM shares over recent time periods:

Table 8 : CPM Liquidity

Period prior to 9 November 2001	Share price (high) $	Share price (low) $	Weighted average share price $	Cumulative volume (000)	As a % of issued capital
1 month	1.64	1.51	1.54	35,466	0.03%
3 months	1.9	1.45	1.60	255,076	0.22%
6 months	2.95	1.45	1.96	667,052	0.58%
12 months	5.65	1.45	3.77	2,475,369	2.23%
18 months	5.65	1.45	3.89	5,304,026	4.79%

Source: Bloomberg and KPMG Corporate Finance analysis

8.32 As is evident from the above table, liquidity in CPM shares is very low with less than 5% of the issued capital being traded over the last 18 months.

9 Profile of SPP

Overview

9.1 SPP was founded in 1968 to undertake petroleum exploration. As mentioned, SPP and CPM were founded as associated companies in view of a tax regime that distinguished between petroleum exploration and mineral exploration.

9.2 When the abovementioned tax regime was abolished in 1972, there was no longer a necessity to maintain petroleum exploration and mineral exploration interests separately. In 1973 when SPP and CPM undertook to become involved in oil shale, the interests were taken up equally with CPM.

9.3 SPP's development of its oil shale interests since 1973 has mirrored that of CPM's as

Financial profile

Financial performance

9.4 SPP's audited consolidated profit and loss statements for the years ended 31 December 1999 and 2000 and the unaudited profit and loss statement for the half year ended 30 June 2001 are summarised below:

Table 9 : SPP's historical profit and loss statements

	Audited 1999 $'000	Audited 2000 $'000	Reviewed 2001 $'000
Revenue from operating activities	-	-	578
Revenue other than from operating activities	4,323	3,379	1,621
Total revenue	**4,323**	**3,379**	**2,199**
Operating loss before tax	(2,768)	(14,500)	(12,264)
Income tax benefit attributable to operating loss	1,138	1,878	-
Operating loss after tax	**(1,630)**	**(12,622)**	**(12,264)**

Source: SPP annual reports and half year report to 30 June 2001 (reviewed by auditors)

9.5 The above results closely approximate CPM's results over the same period as shown in section 8 of this report.

Financial position

9.6 SPP's audited consolidated net assets as at 31 December 1999 and 2000 and the reviewed consolidated net assets as at 30 June 2001 are as summarised below:

Table 10: SPP's historical net assets

	Audited 1999 $'000	Audited 2000 $'000	Reviewed 2001 $'000
Current assets			
Cash	3,866	4,449	8,344
Receivables	1,927	2,163	1,823
Investments	22,344	26,068	·14,063
Inventories			2,435
Total current assets	**28,137**	**32,680**	**26,665**
Non-current assets			
Receivables	1,423	1,388	2,246
Investments			
Associated resource exploration companies	24,339	24,111	22,872
Other	1,000	250	250
Inventories - property	167	163	163
Property, plant and equipment	1,391	1,130	1,339
Exploration and evaluation costs	85,855	86,387	88,030
Other	9,838	10,270	10,493
Total non-current assets	**124,013**	**123,699**	**125,393**
Total assets	**152,150**	**156,379**	**152,058**
Current liabilities			
Accounts payable	2,140	3,211	6,380
Borrowings	44	14	-
Provisions	589	541	693
Total current liabilities	**2,773**	**3,766**	**7,073**
Non-current liabilities			
Borrowings	15,032	15,021	15,015
Provisions	11,921	10,496	10,788
Total non-current liabilities	**26,953**	**25,517**	**25,803**
Total liabilities	**29,726**	**29,283**	**32,876**
Net assets	**122,424**	**127,096**	**119,182**

Source: SPP annual reports and half year report (reviewed by auditors)

9.7 SPP's consolidated net assets as at 30 June 2001 are similar to CPM's. Major differences were:

- SPP's investment in CPM which was $1,940,000 greater than CPM's investment in SPP at equity accounted value; and

- SPP's values of plant and equipment and capitalised exploration and evaluation costs which were approximately $1.5 million greater than CPM's book values for these items.

Cash flow analysis

9.8 SPP's audited consolidated cash flow statements for the years ended 31 December 1999 and 2000 and the reviewed consolidated cash flow statement for the half year ended 30 June 2001 are summarised below:

Table 11: Summary of SPP's historical cash flow statements

	Audited 1999 $'000	Audited 2000 $'000	Reviewed 2001 $'000
Cash flows from operating activities			
Receipts from customers and other parties	-	-	690
Payments to suppliers and employees	(3,171)	(4,773)	(2,564)
Interest received	99	93	72
Payments for exploration and evaluation	(4,046)	(7,588)	(9,412)
Other	457	779	289
Net cash outflows from operating activities	**(6,661)**	**(11,489)**	**(10,925)**
Cash flows from investing activities			
Payments for investments	(23,648)	(45,989)	(97)
Interest received on investments	569	574	664
Proceeds from sale and rollover of investments	17,792	43,745	96
Loans to other entities	(5,445)	-	-
Other	694	(19)	(1,115)
Net cash flows from investing activities	**(10,038)**	**(1,689)**	**(452)**
Cash flows from financing activities			
Proceeds from issue or conversion of shares	108	16,070	3,456
Proceeds from issue of convertible notes	15,015	-	-
Payment of interest on convertible notes	-	(1,273)	(638)
Payment of fee for issue of shares or convertible notes	(750)	(775)	-
Net cash flows from financing activities	**14,373**	**14,022**	**2,818**
Net increase/(decrease) in cash held	**(2,326)**	**844**	**(8,559)**

Source: SPP annual reports and half year report (reviewed by auditors)

9.9 The above net cash flows are similar in amount to CPM's over the same period as shown in section 8 of this report.

Capital structure

9.10 SPP's share capital comprises fully paid ordinary shares, contributing shares, equity participation shares, unsecured convertible notes and options. A summary of SPP's share capital as at 1 November 2001 is shown below:

Table 12: SPP capital structure

Security class	Number on issue	Number held by CPM
Fully paid ordinary shares	321,010,810	107,511,690
Partly paid ordinary shares (paid to 10c, uncalled 40c)	2,595,247	32,500
Equity Participation Shares (paid to 1 cent)	27,976,151	312,500
Total fully diluted	**351,582,208**	**107,856,690**
Convertible notes	4,550,000	
SPP options	12,500,000	

Source: SPP announcements to ASX dated 1November 2001

Each of the above classes of security has the same rights and obligations as the corresponding CPM class of security except that:

- contributing shares are paid to 10 cents with 40 cents uncalled;
- convertible notes were issued at $3.30 and can be redeemed by SPP at the issue price at any time after the ordinary shares in SPP have achieved a weighted average price greater than $4.15 for each of 10 consecutive trading days on ASX; and
- SPP options are exercisable at $1.25.

SPP's top 20 ordinary shareholders as at 31 October 2001 are shown below:

Table 13: Major SPP shareholders

Shareholder	Number of shares	Percentage held
Central Pacific Minerals NL	*107,511,690*	*33.49%*
ANZ Nominees Limited	49,898,510	15.54%
Oil Structure Surveys Limited	24,979,340	7.78%
National Nominees Limited	13,967,766	4.35%
Westpac Custodian Nominees Ltd	11,729,320	3.65%
Chase Manhattan Nominees	9,332,569	2.91%
Citicorp Nominees Pty Limited	4,816,592	1.50%
Sunoco Inc	2,500,000	0.78%
Ian McFarlane	1,674,000	0.52%
Bowyang Nominees Pty Limited	449,969	0.14%
Trans Pacific Petroleum NL	432,000	0.13%
Mr Jonathon Brett Kuhnemann	400,000	0.12%
A J S Investments Pty Ltd	375,000	0.12%
JT Campbell & Co Private Equity Pty Limited	352,000	0.11%
Shark Securities Pty Ltd	331,968	0.10%
Dampier Pty Ltd	321,920	0.10%
Rubicon Nominees Pty Ltd	288,740	0.09%
James T Betts <Trust J U/A Margaret F Britton>	270,000	0.08%
Kanaird Investments Pty Ltd	260,000	0.08%
Angreb Pty Ltd	257,288	0.08%

Source: SPP

9.11 The major shareholders in SPP are similar to those in CPM.

Share price trading and liquidity analysis

9.12 SPP's historical fully paid ordinary share trading prices and volumes are shown in the chart below:

Figure 6 : SPP weekly share price and volume trading


1.6%
1.4%
1.2%
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
Volume (%)
3
2.5
2
1.5
1
0.5
0
Price ($)
Production uncertainty regarding odourous emissions
Suncor writes off its SPP/CPM investment
SPP/CPM announces $31.6m private placement
Co-venturer, Suncor exits the Stuart Shale Oil Project
First sale of oil shale from Stuart Stage 1
ASX's energy stocks index falls to a record low
07-Jan-00
11-Feb-00
17-Mar-00
21-Apr-00
26-May-00
30-Jun-00
04-Aug-00
08-Sep-00
13-Oct-00
17-Nov-00
22-Dec-00
26-Jan-01
02-Mar-01
06-Apr-01
11-May-01
15-Jun-01
20-Jul-01
24-Aug-01
28-Sep-01
02-Nov-01
Vol %
SPP

Source: Bloomberg KPMG Corporate Finance analysis

9.13 SPP shares have had traded on ASX for over 30 years. The above chart shows the closing weekly trading prices and volumes since January 2000.

9.14 Trading volumes in SPP ordinary shares are low with the total weekly trading volumes only exceeding 1% of shares on issue once since January 2000.

9.15 There is a general downward trend in SPP's share price. As with CPM, the large fall in SPP's share price in early April is attributable to Suncor's exit from the Stuart shale oil project.

9.16 The following table summarises the liquidity in SPP shares over recent periods:

Table 14: SPP Liquidity over recent time periods

Period prior to 9 November 2001	Share price (high) $	Share price (low) $	Weighted average share price $	Cumulative volume (000)	As a % of issued capital
1 month	0.66	0.61	0.65	518,801	0.16%
3 months	0.73	0.5	0.60	4,827,412	1.52%
6 months	1.06	0.5	0.77	18,119,332	5.70%
12 months	2.28	0.5	1.18	39,493,279	12.89%
18 months	2.34	0.5	1.40	57,935,010	18.90%

Source: Bloomberg and KPMG Corporate Finance analysis

9.17 Liquidity in SPP at 18.9% over 18 months is higher than that of CPM (4.8%) but still relatively low.

10 Profile of the merged SPP Group

10.1 The pro-forma balance sheet of the merged SPP Group based on at 30 June 2001 accounts are as shown below:

Table 15: Pro-forma balance sheet

	Paragraph	$Million
Cash		16.7
Receivables		1.6
Investments		28.6
Inventories		4.9
Total current assets		51.8
Receivables		4.5
Investments		0.5
Inventories - property		0.3
Property, plant and equipment		2.2
Exploration and evaluation	10.3	204.5
Other – restricted deposit		21.0
Total non current assets		233.0
Total assets		284.8
Current Liabilities		
Accounts payable		12.7
Provisions		1.4
Total current liabilities		14.1
Borrowings	10.6, 10.7	30.0
Provisions		21.6
Total non current liabilities		51.6
Total liabilities		65.7
Net assets		**219.1**
Share capital	10.8	300.7
Reserves		90.1
Accumulated losses		(171.7)
Total Equity		**219.1**

Source: Information Memorandum

10.2 The above balance sheet should be read in conjunction with section 5 of the Information Memorandum which sets out the basis of the preparation and underlying assumptions. We note that:

- it is presented on a consolidated basis as if SPP own 100% of CPM as at 30 June 2001 and is based on the financial statements of SPP and CPM for the half year ended 30 June

2001. It does not incorporate any transactions or adjustments which have occurred since that date;

- no holder of CPM securities elects to defer the exchange of their CPM securities for Replacement Securities; and

- The fair value of the SPP fully paid ordinary shares used in the pro forma financial information is 60 cents each. This has been derived using the weighted average share price of SPP for the period 21 September 2001 (the date the preliminary details of the scheme were first announced) to 7 November 2001. In determining the fair value of other securities, the Directors have taken into account the conditions and restrictions applicable to each individual security.

10.3 This reflects expenditure carried forward in respect of Oil Shale projects as follows:

Table 16: Exploration and evaluation expenditure carried forward

	$Million
- Stuart Stage 1	111.7
- Stuart Post Stage 1	10.6
- Other oil shale projects	52.8
- Exploration and evaluation on consolidation of CPM	29.4
Total	204.5

10.4 Exploration and evaluation on consolidation of CPM represents the excess of the fair value the Shares issued by SPP to acquire CPM over the fair value of the CPM net assets acquired at the date of acquisition. The amount provided in the accounts is based on an SPP ordinary share value of $0.60. Should the SPP share value, or the fair value of the net assets of CPM, be different on the date of acquisition, the value of the Exploration and evaluation on consolidation of CPM will be different.

10.5 If the Schemes are approved, it is expected that distributions available to shareholders will be negatively impacted by the effect of the additional amortisation on exploration and evaluation on consolidation of CPM totalling $29.4 million.

10.6 Borrowings of the merged group consist of unsecured convertible notes issued by each of SPP & CPM as follows:

Table 17: Borrowings

	$Million
Issued by SPP (4,550,000 notes at an issue price of $3.30 each. Each note converts into 1 SPP ordinary share)	15.0
Issued by CPM (1,920,000 notes at an issue price of $7.80 each. Each note converts into 2.664 SPP ordinary shares)	15.0
Total	30.0

10.7 The SPP Group gearing upon merger will not be significantly different to that of CPM.

10.8 Assuming that no CPM shareholders elect to defer exchanging their CPM shares into Replacement Securities in SPP, the "post scheme" SPP share capital would be summarised as follows:

Table 18: Share capital

	Number
Ordinary shares – fully paid (including SPP and former CPM)	407,342,981
Contributing shares – paid to 10 cents	2,562,747
Contributing shares – paid to 9.384 cents (former CPM)	2,218,124
Equity Participation Shares – paid to 1 cent	27,663,651
Equity Participation Shares – paid to 0.375 cents (former CPM)	27,920,590
Total Issued Shares	**467,708,093**

Table 19: Options

	Number
SPP options expiring on 20 April 2006 at an exercise price of $1.25 each	12,500,000
SPP options expiring on 20 April 2006 at an exercise price of $1.2669 each (former CPM)	12,331,656
Total SPP Options	**24,831,656**

11 Assessment of whether the Exchange Ratio allows the Scheme Participants to maintain their respective interests in the SPP Group assets

The methodology for deriving the Exchange Ratio

11.1 The Exchange Ratio is a function of the following:

- the respective interests of CPM and SPP in both companies' underlying net assets. As a consequence of the SPP Group having been actively twinned for many years, except for relatively minor differences in non-oil shale assets and liabilities, the respective interests in the underlying net assets are 50% each;
- the percentage of shares CPM holds in SPP and vice versa (cross shareholdings); and
- the number of shares on issue in each of CPM and SPP.

11.2 The Exchange Ratio represents the ratio of the interests of shareholders per share in the underlying net assets, after eliminating the cross shareholdings. It is derived in the same manner of a ratio that is disclosed in the annual reports of CPM and SPP which expresses the interest of holders of CPM and SPP shares in terms of barrels per share.

11.3 Calculations of ratios of interests per share between the companies are shown below:

Table 20: Calculations of ratios of interests per share

	Notes	CPM	SPP
Undiluted			
Interest in underlying assets	1	50%	50%
Public entitlement (no of shares)		72,764,212	213,499,120
Ratio	2		2.93
Cross interest factor	3	95.1498	104.8500
Ratio of interests per share	4, 5		2.6627
Diluted			
Interest in underlying assets	1	50%	50%
Public entitlement (no of shares)		84,077,543	243,725,518
Ratio	2		2.90
Cross interest factor	3	95.7599	104.2401
Ratio of interests per share	4, 5		2.6632

Notes:

1 This calculation assumes that underlying assets of the two companies are equal.

2 This ratio is calculated by dividing the number of CPM shares (with a public entitlement) by the number of SPP shares (with a public entitlement).

3 The cross interest factor is calculated by reference to the percentage cross shareholdings and represents the proportionate interest of each company's publicly entitled shareholders (as a whole) in the underlying assets.

4 The ratio of interests per share is calculated by dividing CPM's cross interest factor by SPP's cross interest factor and multiplying this by the ratio (described at note 2).

5 This ratio is not the Exchange Ratio which is set at 2.664 for the purposes of the Schemes. However, this calculated ratio (assuming equal underlying assets between the companies) closely approximates the Exchange Ratio.

11.4 The Exchange Ratio may be calculated by the use of iterative financial models or mathematical equations.

11.5 We have reviewed the companies' iterative financial models and have calculated the ratio of interest per share by using mathematical equations.

11.6 Our review of the relative methodology and calculations for deriving the Exchange Ratio confirmed that the Exchange Ratio is fair.

The ratio of the market prices at which shares in CPM have historically traded to shares in SPP on ASX

11.7 Our analysis shows that the market value of 2.664 SPP shares has, on average, exceeded the market value of one CPM share prior to the announcement of the Schemes.

11.8 The relative share price movements of one CPM share and 2.664 SPP shares since 1 June 2001 are shown in the chart below:

Figure 7 : Ratio of SPP share prices by 2.664 and CPM share prices


6.25
5.75
5.25
4.75
4.25
3.75
3.25
2.75
2.25
1.75
1.25
Price ($)
SPP x 2.664
CPM
05-Jan-01
19-Jan-01
02-Feb-01
16-Feb-01
02-Mar-01
16-Mar-01
30-Mar-01
13-Apr-01
27-Apr-01
11-May-01
25-May-01
08-Jun-01
22-Jun-01
06-Jul-01
20-Jul-01
03-Aug-01
17-Aug-01
31-Aug-01
14-Sep-01
28-Sep-01
12-Oct-01
26-Oct-01
09-Nov-01
SPP x 2.664
CPM

Source: Bloomberg and KPMG Corporate Finance analysis

11.9 In analysing the above chart, we note that the volumes of CPM shares and SPP shares traded on ASX over this period were very low.

11.10 CPM and SPP jointly announced the terms of the Schemes on 21 September 2001. The closing prices of CPM Ordinary Shares and 2.664 SPP ordinary shares on ASX on the day before the announcement was made were $1.45 and $1.41 respectively. Based on share prices on the day prior to the announcement, the terms of the Ordinary Scheme represented a discount of 2.8% to holders of CPM Ordinary Shares.

11.11 The weighted average prices of CPM shares and 2.664 SPP shares for three months prior to the announcement of the Schemes were $1.92 and $2.00 respectively. Based on these share prices, the terms of the Ordinary Scheme represented a premium of 4.52% to holders of CPM Ordinary Shares.

11.12 As illustrated in the chart above, subsequent to the announcement of the Schemes CPM's share price has traded above and below the SPP's share price multiplied by the Exchange Ratio. At the 14 November 2001, CPM's share price and SPP's share price multiplied by the

Exchange Ratio were $1.51 and $1.73 respectively, implying that at present the terms of the Ordinary Scheme represent a premium of approximately 14.5%.

Comparison of illustrative values of Ordinary Shares in CPM with Replacement Shares in SPP

11.13 Ordinary shareholders (excluding the cross shareholdings) in CPM have an entitlement to 62.3% of the assets of CPM, comprising a 50% share in the oil shale assets held jointly with SPP, all of CPM's individual assets, as well as a 33.5% share of SPP's assets. Similarly, the ordinary shareholders (excluding the cross shareholdings) in SPP have an entitlement to 66.5% of the assets of SPP, comprising a 50% share in the oil shale assets held jointly with CPM, all of SPP's individual assets, as well as a 37.7% share of CPM's assets.

11.14 We have compared the value of an Ordinary Share in CPM before the Ordinary Scheme compared with the value of a Replacement Share in SPP assuming the Schemes proceeds. For this comparison, we have utilised an arbitrary value of $300 million (illustrative for the purposes of this report only) for the oil shale resource assets. In calculating share values we have not included uncalled capital on Contributing Shares and Equity Participation Shares which respectively are insignificant in amount and currently out of the money. If full dilution is assumed our conclusion does not change.

11.15 Our analysis of the value of an Ordinary Share in CPM compared with the value of a share in SPP shows that the value of 2.664 Replacement Shares is marginally higher than the value of one CPM Ordinary Share as shown in the table below and the accompanying notes:

Table 21: Comparison of illustrative values

	Notes	CPM	SPP	Merged
Arbitrary oil shale resource value				300,000,000
Estimate of other net assets		5,597,000	8,120,000	13,717,000
Share of illustrative values	1	$148,652,558	$165,064,442	$313,717,000
Number of external shares		72,764,212	213,499,120	407,342,981
Illustrative value per share	2	$2.0429		$0.7702
Exchange ratio				2.664
Illustrative value of 2.664 Replacement Shares	2			$2.0517

Notes:

1 KPMG Corporate Finance's calculation of each company's share of value based on the illustrative resource value having regard to the cross shareholdings.

2 KPMG Corporate Finance's calculation of the arbitrary value (illustrative for the purposes of this report only) per replacement share using the Exhange Ratio. The illustrative value of 2.664 Replacement Shares ($2.0517) marginally exceeds the illustrative value of a CPM Ordinary Share ($2.0429). Our sensitivity testing confirms the consistency of this positive result for a range of illustrative values.

Comparison of the unpaid calls on Contributing Shares and Equity Participation Shares with unpaid calls on Replacement Contributing Shares and Replacement Equity Participation Shares respectively

11.16 For Contributing Shares, the Contributing Scheme provides that the uncalled capital of each $0.25 per Contributing Share will convert to an uncalled amount of $0.0938, being $0.25 divided by 2.664, per Replacement Contributing Share.

11.17 For Equity Participation Shares, the Equity Participation Scheme provides that the amount of unpaid capital on each Replacement Equity Participation Share will be calculated by dividing the existing unpaid capital of each existing CPM Equity Participation Share by 2.664.

11.18 The unpaid capital on Contributing Shares and Equity Participation Shares is compared respectively with the unpaid capital on Replacement Contributing Shares and Replacement Equity Participation Shares in the table below:

Table 22: Comparison of uncalled capital

	Notes	CPM	Post Scheme	Difference
Contributing Shares				
Number of shares (excl SPP's holding)	1	832,629	2,218,124	
Uncalled capital per share		$0.25	$ 0.0938	
Aggregate uncalled capital	2	$208,157	$208,157	$nil
Equity Participation Shares				
Number of shares (excl SPP's holding)	1	10,480,702	27,920,590	
Paid per share		$0.01	$0.01	
Average uncalled capital per share	3	$2.19	$0.8220	
Aggregate uncalled capital	2	$22,952,737	$22,952,737	$nil

Notes:

1 The number of replacement shares to be received in SPP if the Schemes proceed is calculated by multiplying the numb er of shares in CPM by the ratio of 2.664.

2 The difference between the aggregate uncalled capital is $nil.

3 The amount of unpaid capital on *each* Replacement Equity Participation Share will be calculated by dividing the existing unpaid capital of each existing CPM Equity Participation Share by the ratio of 2.664.

11.19 Based on the above analysis, and assuming the Schemes proceed, the *aggregate* uncalled capital on the Replacement Contributing Shares and Replacement Equity Participation Shares in SPP (being received in exchange for Contributing Shares and Equity Participation Shares in CPM) will not exceed the aggregate uncalled capital on those shares which were held in CPM.

11.20 As the Equity Participation Scheme provides that the amount of unpaid capital on each Replacement Equity Participation Share will be calculated by dividing the existing unpaid capital of each existing CPM Equity Participation Share by 2.664, the uncalled capital on each individual Replacement Equity Participation Share in SPP will not exceed the uncalled capital on those shares which were held in CPM.

12 Assessment of whether the *Ordinary Scheme* is in the best interests of holders of CPM Ordinary Shares

12.1 In assessing whether the non-associated holders of CPM Ordinary Shares are likely to be better off if the Ordinary Scheme proceeds than if the scheme does not, we have considered various advantages and disadvantages that are likely to accrue to non-associated holders of CPM Ordinary Shares together with other considerations as set out below.

Advantages

The Exchange Ratio of 2.664 being applied to exchange Replacement Ordinary Shares in SPP for Ordinary Shares in CPM is fair

12.2 The Exchange Ratio is being applied to determine the number of Replacement Ordinary Shares in SPP to be exchanged for Ordinary Shares in CPM. The Exchange Ratio represents the ratio of shareholders' interests per share in the underlying net assets, after eliminating the cross shareholdings.

12.3 We have concluded that the Exchange Ratio of 2.664 being applied to exchange Replacement Ordinary Shares in SPP for Ordinary Shares in CPM is fair by:

- reviewing the methodology and calculations for deriving the Exchange Ratio;
- comparing the share market value of 2.664 SPP shares with the share market value of one CPM share. Our analysis shows that the market value of 2.664 SPP shares has, on average, been slightly greater than the market value of one CPM share prior to the announcement of the Schemes; and
- using illustrative values for the oil shale assets to compare the values of 2.664 Replacement Shares in SPP with an Ordinary Share in CPM. Our analysis shows that the value of 2.664 Replacement Shares is marginally higher than the value of one CPM Ordinary Share.

The 47.6% share of the SPP Group to be held by CPM shareholders is consistent with the proportion of value contributed by CPM to SPP assuming the Schemes proceed

12.4 Our analysis, on an undiluted basis, shows that the contribution of value by CPM to SPP Group (before implementation of the Schemes and before consideration of any cost savings or synergies) is 47.4%. CPM shareholders will be issued Replacement Shares representing 47.6% of the SPP Group under the terms of the Ordinary Scheme. Accordingly, the share of the SPP Group to be held by CPM shareholders is consistent with the proportion of value contributed by CPM to the SPP Group assuming the Schemes proceed. This is also the case on a diluted basis.

The market for SPP ordinary shares as the single publicly listed entity can reasonably be expected to be more liquid than the current market for CPM Ordinary Shares

12.5 With the exception of the interests of holders of Ordinary Shares who elect to Defer, if the Ordinary Scheme proceeds, SPP will hold the combined interests of SPP and CPM. The single publicly listed entity will eliminate market imperfections that exist from time to time between the two companies and simplify investment for potential shareholders.

12.6 It is likely that a greater number of potential investors will be attracted to invest in SPP if the Ordinary Scheme proceeds, than currently invest in CPM and SPP individually as a result of the simplification of investment and a greater market capitalisation. In addition, as a result of the Ordinary Scheme proceeding, SPP will have a larger and slightly more diversified shareholder base compared to both CPM and SPP individually at present. These two factors can reasonably be expected to cause liquidity in the trading of shares in the expanded SPP on ASX to increase.

Short term takeover protection mechanism

12.7 Upon implementation of the Ordinary Scheme, the ordinary shares in SPP held by CPM, which represents approximately 33.5% of the ordinary shares of SPP, will be cancelled. Elimination of this cross-shareholding would remove an inhibition against a person from making a takeover bid for SPP and/or CPM.

12.8 As of 13 November 2001, SPP's and CPM's share prices were $0.62 and $1.51 respectively. This is close to the lowest share price since 1997 before SPP and CPM entered into the joint venture agreement to develop Stuart Stage 1. Given the investment and progress of the companies since then, the directors believe that SPP and CPM are currently vulnerable to an insufficiently priced offer.

12.9 Substantially for this reason the Schemes are subject to a condition precedent limiting the maximum shareholding of any person and his or her associates, to 20% for two years. This

could potentially provide the opportunity for holders of Replacement Ordinary Shares in SPP to benefit from a higher-priced bid once the two years had lapsed.

Disadvantages

For holders of Ordinary Shares who elect to Defer, their Ordinary Shares in CPM will cease to be listed on the ASX

12.10 For holders of Ordinary Shares who elect to Defer, their Ordinary Shares in CPM will cease to be listed on the ASX. Accordingly, holders will lose the benefit of the liquidity of holding a share listed on the ASX. In the event that a Deferred Security Holder wishes to sell their shares they will need to exchange their Deferred Shares for Replacement Ordinary Shares in SPP.

Increased vulnerability to an opportunistic takeover after two years

12.11 The present cross-shareholding inhibits a person from making an opportunistic takeover bid for CPM at a time when the shares are trading close to a five-year low.

12.12 A Condition Precedent to the Schemes limits the maximum shareholding of any person and his or her associate to 20% for two years. However, CPM may potentially become vulnerable to an opportunistic takeover bid beyond this period.

There will be an additional amortisation charge on the merger of the two entities

12.13 On consolidation of CPM and SPP there will be additional amortisation which relates to exploration and evaluation expenditure that will be brought to account by the SPP Group.

Some remaining complexity due to the Deferral mechanism

12.14 The Deferral mechanism is likely to result in there being minority shareholders (Deferred Security holders) in CPM for up to a 10 year period. During this period, SPP will control at least 80% of CPM.

Implementation costs of approximately $1.2 million to $1.5 million

12.15 One-off costs associated with implementing the Schemes are expected to be approximately $1.2 million to $1.5 million.

Other considerations

The Exchange Ratio is not designed to provide a premium for control for CPM security holders

12.16 Having regard to the fact that CPM and SPP have been operated for many years as a single enterprise and have been regarded as such by investors and analysts, we consider that it is not appropriate for a premium to be paid to holders of CPM Ordinary Shares.

Tax consequences

12.17 CPM directors have received independent advice in relation to the capital gains tax implications of the Schemes. This advice has been provided in section 6 of the Information Memorandum. This memorandum covers the implications for Australian, US and UK residents and considers amongst other things the opportunities for scrip for scrip roll-over relief, capital losses and the implications of the option to Defer for pre-CGT Australian resident shareholders.

12.18 The taxation and general financial positions of each holder of Scheme Participants may differ. Accordingly, holders of Ordinary Shares should seek their own professional advice in relation to their own tax circumstances.

Alternatives to the Schemes

12.19 The directors have considered a number of alternatives to the Schemes as outlined in the Information Memorandum. In the directors' assessment, the Schemes offer superior net benefits than the alternatives.

12.20 Other options considered by the directors included:

- a scheme of arrangement similar to the Schemes without the deferral mechanism;
- a takeover of CPM by SPP under Chapter 6 of the Corporations Act;
- a stapled security structure
- a dual-listed corporation structure with exchangeable shares; and
- continuation of the existing structure

12.21 The directors assessed the takeover alternative as the next best alternative to the Schemes. However, as noted in the Information Memorandum, the takeover alternative was considered to be disadvantageous:

- as there would be no assurance that SPP (as the bidder) would acquire sufficient shares to ensure scrip for scrip rollover relief (80%) or compulsorily acquire any minority;
- as a takeover would require registration of the bidder's securities or filing a disclosure document in the US by reason of the number of holder's resident in the US which would result in substantial delays and additional costs; and
- because members of CPM who are Australian resident tax payers and who acquired their shares prior to 20 September 1985 would receive shares as consideration for such a bid which would be subject to CGT on any future disposal.

12.22 The stapled security and dual-listed corporation alternatives do not provide the benefit of a simplified corporation for investment analysis and potential investment to the same extent as the Schemes.

12.23 A continuation of the existing structure would deny security holders the advantages of the Schemes as detailed in sections 12 to 15 of this report.

12.24 On balance, we also consider that the potential net benefits of the Schemes offer superior net benefits than the alternatives.

13 Assessment of whether the *Contributing Scheme* is in the best interests of holders of CPM Contributing Shares

13.1 In assessing whether the non-associated holders of CPM Contributing Shares are likely to be better off if the Contributing Scheme proceeds than if the scheme does not, we have considered various advantages and disadvantages that are likely to accrue to non-associated holders of CPM Contributing Shares together with other considerations as set out below.

Advantages

13.2 The principal advantages we have taken into account in assessing whether the Contributing Scheme is in the best interests of holders of CPM Contributing Shares are set out below:

- The uncalled capital on Replacement Contributing Shares being received in SPP (in exchange for Contributing Shares in CPM will not exceed the uncalled capital on the Contributing Shares in CPM.
- If holders of Contributing Shares become ordinary shareholders in SPP they will benefit from the advantages outlined in section 12 above.

Disadvantages

13.3 The principal disadvantages we have taken into account in assessing whether the Contributing Scheme is in the best interests of holders of CPM Contributing Shares are set out below:

- For holders of Contributing Shares who elect to Defer, their shares in CPM will cease to be listed.
- If holders of Contributing Shares become ordinary shareholders in SPP they will therefore be subject to the disadvantages outlined in section 12 above.

Other considerations

13.4 The taxation considerations for holders of CPM Contributing Shares are similar to those noted in section 12 in respect of ordinary shareholders and holders of Contributing Shares should seek their own professional advice in relation to their own tax circumstances.

14 Assessment of whether the *Equity Participation Scheme* is in the best interests of holders of CPM Equity Participation Shares

14.1 In assessing whether the non-associated holders of CPM Equity Participation Shares are likely to be better off if the Equity Participation Scheme proceeds than if the scheme does not, we have considered various advantages and disadvantages that are likely to accrue to non-associated holders of CPM Equity Participation Shares together with other considerations as set out below.

Advantages

14.2 The principal advantages we have taken into account in assessing whether the Equity Participation Scheme is in the best interests of holders of CPM Equity Participation Shares are set out below:

- The uncalled capital on each Replacement Equity Participation Shares being received in SPP (in exchange for each Equity Participation Share in CPM) will not exceed the uncalled capital on each Equity Participation Share in CPM.
- If holders of Equity Participation Shares become ordinary shareholders in SPP they will benefit from the advantages outlined in section 12 above.

Disadvantages

14.3 The principal disadvantages we have taken into account in assessing whether the Equity Participation Scheme is in the best interests of holders of CPM Equity Participation Shares are set out below:

- If holders of Equity Participation Shares become ordinary shareholders in SPP they will therefore be subject to the disadvantages outlined in section 12 above.

Other considerations

14.4 The taxation considerations for holders of CPM Equity Participation Shares are similar to those noted in section 12 in respect of ordinary shareholders and holders of Equity Participation Shares should seek their own professional advice in relation to their own tax circumstances.

15 Assessment of whether the *Convertible Note Scheme* is in the best interests of CPM Convertible Noteholders

15.1 In assessing whether the Convertible Note Scheme is in the best interests of CPM Convertible Noteholders, we have considered the various advantages and disadvantages that are likely to accrue to them if the Convertible Note Scheme proceeds.

Advantages

15.2 The principal advantages we have taken into account in assessing whether the Convertible Note Scheme is in the best interests of CPM Convertible Noteholders are set out below:

- The terms of the notes are to be amended such that the notes are to be convertible into SPP shares at the ratio of 2.664 SPP shares. The Price Benchmark for the Amended Convertible Notes will be amended to $3.679 per SPP share (being $9.80 divided by 2.664). Our analysis of the Exchange Ratio of 2.664 shares in SPP for one CPM share in respect of the Ordinary Scheme is that the ratio is fair. Hence, the Price Benchmark for the Amended Convertible Notes is fair.

- If the notes are exercised, Convertible Noteholders will become shareholders in SPP and will therefore benefit from the advantages outlined in section 12 above.

Disadvantages

15.3 The principal disadvantages we have taken into account in assessing whether the Convertible Note Scheme is in the best interests of CPM Convertible Noteholders are set out below:

- If the Amended Convertible Notes are exercised, holders will become shareholders in SPP and will therefore be subject to the disadvantages outlined in section 12] above.

Other considerations

15.4 CPM directors have received independent advice in relation to the tax implications of the Convertible Note Scheme for Australian resident holders of Convertible Notes. This advice has been provided in section 6 of the Information Memorandum.

15.5 The taxation and general financial positions of each holder of Convertible Notes may differ. Accordingly, holders of Convertible Notes should seek their own professional advice in relation to the tax issues arising from the amendment of the Convertible Note and their own tax circumstances.

Appendix 1: Sources of information

In preparing this report and arriving at our opinion, we have considered and relied on:

- Draft Information memorandum, dated 19 November 2001;
- CPM's and SPP's annual reports for the years ended 31 December 1998, 1999 and 2000;
- CPM's and SPP's half yearly reports for the six months ended 30 June 2001;
- CPM's and SPP's announcements to the ASX from 1 January 2001 to date;
- Computershare Investor Services "top 20" shareholder lists for CPM and SPP dated 31 October 2001;
- Computershare Investor Services CPM and SPP share registers for partly paid shares and EPS;
- SPP and CPM option certificates, dated 20 April 2001;
- SPP/CPM investor presentation handout, dated June 2001 and October 2001;
- various stockbroker reports;
- Bloomberg Online Equity Service; and
- discussions with certain CPM executives.

Appendix 2: Qualifications and declarations

Purpose of report

This report is provided to the Directors of CPM solely for the purpose of expressing our opinion as to whether the Schemes are in the best interests of the relevant Scheme Participants. This report is not provided for any other reason whatsoever and may not be relied upon by any person for any other purpose. It should not be used as the basis for any investment or lending decision relating to CPM or SPP.

Neither the whole nor any part of this report or its attachments or any reference thereto may be included in or attached to any document, other than the Information Memorandum to be sent to relevant Scheme Participants in relation to the Schemes without the prior written consent of KPMG Corporate Finance as to the form and context in which it appears.

Qualifications

KPMG Corporate Finance is a member firm of KPMG and is a licensed dealer within the terms of the Corporations Law. KPMG Corporate Finance provides a full range of corporate advisory services and has advised on numerous corporate valuations, restructures and mergers and acquisitions.

The following persons, whose qualifications and experience are stated below and which are appropriate to the tasks performed, were responsible for the preparation of this report.

Steve Scudamore, MA (Oxon) FCA ASIA is a director and authorised representative of KPMG Corporate Finance as well as a partner of KPMG. Steve has been personally involved in and completed many independent expert reports and valuation assignments conducted by KPMG Corporate Finance.

David McDougall, BEcon MBA is a director and authorised representative of KPMG Corporate Finance, and is a partner in KPMG. David has over 15 years experience in investment banking and corporate finance. He has prepared numerous independent expert reports and valuation reports and has advised in a wide range of mergers and acquisitions and financing projects.

Peter Hoare, BBus MBA CA ASIA is a senior executive of KPMG Corporate Finance. He has specialised for over ten years in corporate valuations and mergers and acquisitions and has been involved in the preparation of numerous independent expert reports, and valuation reports for the purpose of equity raising and restructuring.

Disclosure

At the date of this report, none of KPMG Corporate Finance, KPMG, Steve Scudamore, David McDougall, Peter Hoare nor any other member, director, partner or employee of any of KPMG Corporate Finance or KPMG has any interest in the Schemes, except that KPMG

Corporate Finance is entitled to receive a fee of $65,000 (exclusive of GST) based on time incurred at professional rates. This fee is payable regardless of the outcome of the Schemes. With the exception of this fee, KPMG Corporate Finance will not receive any other benefits, whether directly or indirectly, for or in connection with the making of this report.

Consents

KPMG Corporate Finance consents to the inclusion of this report in the form and context in which it is included with the Information Memorandum to be issued to the relevant Scheme Participants. Neither KPMG Corporate Finance nor KPMG has been involved in the preparation of the Information Memorandum. Accordingly, we take no responsibility for the content of the Information Memorandum.

Reliance on information

The sources of information upon which this report has been based are set out in Appendix 1 to this report. Whilst KPMG Corporate Finance, has no reason to believe that such information is anything but reliable and accurate, KPMG Corporate Finance has not in any way caused such information to be independently verified or audited. We have however evaluated the information provided by CPM, as well as other parties, through inquiry, analysis and review and nothing has come to our attention to indicate the information provided was materially misstated or did not afford reasonable grounds upon which to base our opinion. We have no reason to believe that any information relied on by us is incomplete or incorrect.

The opinion of KPMG Corporate Finance is based on prevailing market, economic and other conditions at the date of this report. Conditions can change over relatively short periods of time. Any subsequent changes in these conditions could impact upon value either positively or negatively.

We have had discussions with certain executives and management of CPM regarding the information contained in this report. There was no alteration to the methodology, conclusions or recommendations as a result of these discussions.

As this report has been prepared specifically for CPM shareholders none of KPMG Corporate Finance, KPMG, or any director, member or employee thereof undertakes responsibility to any other person in respect of this report, including any errors or omissions howsoever caused.

Indemnification

A condition of KPMG Corporate Finance's agreement to prepare this report was that CPM indemnifies KPMG Corporate Finance against any and all losses, claims, damages and liabilities arising out of or related to reliance on information provided by the Company.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of dealer's licence No 11203

Waterfront Place
1 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
www.pwcglobal.com/au
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999
Direct Phone +61 7 3257 8597
Direct Fax +61 7 3257 8018

The Directors
Central Pacific Minerals NL and
Southern Pacific Petroleum NL
Level 11, Riverside Centre
123 Eagle Street
BRISBANE QLD 4000

16 November 2001

Dear Directors

Investigating Accountant's Report

We have prepared this report at the request of the directors of Southern Pacific Petroleum NL (SPP) for inclusion in the information memorandum to be dated on or about 6 December in connection with SPP's proposed acquisition of Central Pacific Minerals NL (CPM) by schemes of arrangement.

Expressions defined in the information memorandum have the same meaning in this report.

The nature of this report is such that it should be given by an entity which holds a dealer's licence under the Corporations Act 2001 (Cwlth). PricewaterhouseCoopers Securities Ltd is wholly owned by PricewaterhouseCoopers and holds the appropriate dealer's licence.

Scope

You have requested PricewaterhouseCoopers Securities Ltd to prepare an Investigating Accountant's Report reporting on the pro forma historical balance sheet of the SPP consolidated entity as at 30 June 2001 ("the pro forma consolidated balance sheet"), which has been prepared, for illustrative purposes only, to provide information about how the transaction might have affected the consolidated balance sheet of SPP at 30 June 2001.

This report has been prepared for inclusion in the information memorandum and does not extend to any financial report of SPP or CPM or other financial information contained in the information memorandum. We disclaim any assumption of responsibility for any reliance on this report or on the pro forma consolidated balance sheet to which it relates for any purposes other than for which it was prepared.

Review of pro forma consolidated balance sheet

The pro forma consolidated balance sheet is set out in Section 5.3 of Part A of the information memorandum and is presented on a consolidated basis as if SPP owned 100% of CPM as at 30 June 2001. The pro forma consolidated balance sheet has been derived from the consolidated balance sheets of SPP and CPM as at 30 June 2001, adjusted to reflect the contemplated transactions set out in the information memorandum. The basis of preparation of the pro forma consolidated balance sheet and other assumptions which have been made in its preparation are set out in Section 5.2 of Part A of the information memorandum, in particular:

- the fair value of the SPP purchase consideration to acquire the remaining CPM shares and options it does not presently own, and the fair value of the CPM interest acquired is $131 million

- the pro forma consolidated balance sheet has been prepared on the basis that no CPM shareholder elects to defer the exchange of their CPM shares for replacement securities

- no adjustments have been made in the pro forma consolidated balance sheet to reflect transactions which have occurred subsequent to 30 June 2001. As stated in Section 7.11 of Part A of the information memorandum, CPM's and SPP's available funds have decreased since 30 June 2001.

It is the responsibility solely of the directors to prepare the pro forma financial information, including its completeness, accuracy and adequate disclosure in the information memorandum.

We have conducted our review of the pro forma consolidated balance sheet in accordance with Australian Auditing Standards applicable to review engagements. We made such enquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances including:

- review of the assumptions used to compile the pro forma consolidated balance sheet
- review of work papers and other documents
- a comparison of the consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by SPP
- enquiry of directors, management and others.

These procedures were substantially less in scope than an audit examination conducted in accordance with Australian Auditing Standards, the purpose of which is the expression of an opinion on financial statements taken as a whole. Accordingly, we do not express such an opinion.

Review statement on pro forma consolidated balance sheet

Based on our review, which is not an audit, nothing has come to our attention which would cause us to believe that:

- the pro forma consolidated balance sheet has not been properly prepared on the basis of the assumptions set out in Section 5.2 of Part A of the information memorandum
- the assumptions set out in Section 5.2 of Part A of the information memorandum do not form a reasonable basis for the pro forma balance sheet
- the pro forma consolidated balance sheet set out in Section 5.3 of Part A of the information memorandum:

(a) does not present fairly the pro forma financial position at 30 June 2001; and

(b) has not been prepared in accordance with the accounting policies adopted by SPP, and the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia.

Subsequent events

Apart from the matters set out in Section 7.11 of Part A of the information memorandum, and having regard to the scope of our Report, to the best of our knowledge and belief no material transactions or events outside of the ordinary business of SPP and CPM have come to our attention that would cause the pro forma consolidated balance sheet to be misleading or deceptive.

Yours faithfully

Robert Hubbard
Authorised representative of
PricewaterhouseCoopers Securities Ltd

APPENDIX 3: Variation of Exchange Ratio

1. VARIATION OF EXCHANGE RATIO

1.1 Automatic Variation

Where the ex date in respect of an event specified in clauses 1.2 to 1.3 occurs in relation to the SPP securities before a Deferred Security Exchange, there will be a variation to the Exchange Ratio in accordance with this clause.

1.2 Reconstructions of Capital

If the SPP securities are divided into a greater number of securities or consolidated into a lesser number of securities, then the Exchange Ratio is automatically adjusted so that the number of Replacement Securities is adjusted in the same way as the SPP securities are reconstructed.

1.3 Bonus Issues

If there is an issue or distribution of Securities to the holders of SPP Securities at no cost to those holders by way of a bonus issue, then the Exchange Ratio is automatically adjusted so that upon a Deferred Security Exchange the Deferred Security Holder will receive an additional number of Replacement Securities as if the exchange occurred prior to, and the Replacement Securities were eligible to then receive, the bonus shares.

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APPENDIX 4: Equity Participation Shares

Example: CPM Equity Participation Shares issued on 21 May 2001.

The following example sets out the key terms and conditions that would be affected under this Scheme of a particular series of CPM Employee Participation Shares that were issued on 21 May 2001. Other series that have been issued will follow the same principle of adjusting the number of Employee Participation Shares and the amount paid and unpaid by the Exchange Ratio. All other terms and conditions will remain the same.

	CPM Equity Participation Shares Before	Replacement Equity Participation Shares After
Number held	5,000	13,320
Amount already paid	A$50 [5,000*$0.01]	A$50 [13,320*$0.00375]
Amount unpaid	A$14,700 [5,000*$2.94]	A$14,700 [13,320*$1.1036]
Vesting Date	21 May 2004 [3 years from issue date]	21 May 2004
Voting Rights		same as before
All other rights		same as before

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APPENDIX 5: Additional Information for US Shareholders

This Appendix provides additional information specific to US holders of CPM Ordinary Shares, holders of CPM ADRs and potential holders of Replacement SPP ADRs.

Where the term ADRs is used in this document, it shall be construed as being a reference to either ADRs or ADSs, as the context requires. Accordingly, as the context requires, the term CPM ADRs shall be construed as being a reference to CPM ADRs or CPM ADSs, and the term SPP ADRs shall be construed as being a reference to SPP ADRs or SPP ADSs (including in this Appendix 5).

1. Shareholder approval

In order for the Schemes to take effect, the various proposals and resolutions must first be approved by the holders of CPM Ordinary Shares at their Scheme Meeting. Only registered holders of CPM Ordinary Shares can vote at the Scheme Meeting and, since the CPM Ordinary Shares represented by your ADRs are registered in the name of the Depositary's custodian bank (or banks), only that bank (or banks) acting through its nominee can vote the Ordinary Shares at the Scheme Meeting. Accordingly, enclosed is a Voting Instruction Card which you should use to give instructions for voting the CPM Ordinary Shares represented by your ADRs. **If your Voting Instruction Card is not returned to the Depositary, or if you do not indicate your vote on the card, the CPM ordinary shares represented by your ADRs will NOT be voted at the Meeting.** (Alternatively, if you wish to attend the Scheme Meeting and the Court hearing (referred to below) you can take the steps described below to become a registered holder of CPM Ordinary Shares prior to the Scheme Meeting and the Court hearing).

2. Voting with CPM ADRs

The voting instructions given on the enclosed ADR Voting Instruction Card will supersede any previous voting instructions given by you to the Depositary. The ADR Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary at the address indicated on said Card before 3:00 p.m., New York time, 17 January 2002. Only CPM ADR Holders of record at the close of business on 17 December 2001 will be entitled to execute the enclosed ADR Voting Instruction Card. Please refer to this Information Memorandum and specifically for information regarding the proposals to be voted on. The Depositary will use its reasonable efforts to ensure that the CPM Ordinary Shares represented by your ADRs are voted.

Court hearing

If the Scheme is approved by the Scheme Members at the Scheme Meeting, a hearing before the Court open to all registered holders of CPM Ordinary Shares will be held on or about 27 February 2002 to sanction the Scheme (which the Court will not do unless the Scheme is fair to holders of CPM Ordinary Shares). Only registered holders can appear at the Court hearing.

If you (or your customer) wish to attend the Scheme Meeting or participate in the Court hearing, you must (or your customer must instruct you to):

(1) deliver one or more CPM ADR certificates to the Depositary (or instruct your broker or custodian to deliver your CPM ADRs to the Depositary) with written instructions to (a) cancel the CPM ADRs and deliver CPM Ordinary Shares represented by such cancelled CPM ADRs to a designated person or account in Australia; and

(2) pay all applicable fees or charges associated therewith (including ADR cancellation fees).

You are responsible for arranging for the person or account which will receive delivery of such ordinary shares.

If you (or your customer) wish to attend the Meetings or participate in the Court hearing, you (or your customer) should contact the Depositary as soon as possible to make the necessary arrangements. You must be an ordinary shareholder registered on the CPM Register (i) at the close of business (Australia Eastern Standard Time) on 22 January 2002 in order to be able to attend the Meetings and (ii) at the time of the Court hearing in order to participate in such Court hearing.

3. Description of SPP ADRs

American Depositary Receipts

The Bank of New York, as Depositary, will execute and deliver the SPP ADRs. SPP ADRs are American Depositary Receipts. Each SPP ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as SPP ADSs. Each SPP ADS will represent 40 SPP shares (or a right to receive 40 SPP shares) deposited with Commonwealth Bank of Australia, National Australia Bank Limited, or the principal Melbourne office of the Australia and New Zealand Banking Group Limited, as custodian for the Depositary in Australia. The SPP ADSs will also represent any other securities, cash or other property which may be held by the Depositary under the deposit agreement. The Depositary's office at which the SPP ADRs will be administered is located at 101 Barclay Street, New York, New York 10286 (temporarily located at One Wall Street, New York, New York 10286).

You may hold SPP ADSs either directly (by having an SPP ADR registered in your name) or indirectly through your broker or other financial institution. If you hold SPP ADSs directly, you are an SPP ADR holder. This description assumes you hold your SPP ADSs directly. If you hold the SPP ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of SPP ADR holders described in this Section. You should consult with your broker or financial institution to find out what those procedures are.

As an SPP ADR holder, SPP will not treat you as one of its shareholders and you will not have shareholder rights. Australian law governs shareholder rights. The Depositary

will be the holder of the shares underlying your SPP ADSs. As a holder of SPP ADRs, you will have SPP ADR holder rights. A deposit agreement among us, the Depositary and you, as an SPP ADR holder, and the beneficial owners of SPP ADRs set out SPP ADR holder rights as well as the rights and obligations of the Depositary. New York law governs the deposit agreement and the SPP ADRs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of SPP ADR. Copies of that document are available from the Depositary.

4. Summary of the material provisions of the deposit agreement

Dividends and other distributions

How will you receive dividends and other distributions on the shares?

The Depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your SPP ADSs represent.

Cash. The Depositary will convert any cash dividend or other cash distribution SPP pays on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the Depositary to distribute the foreign currency only to those SPP ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the SPP ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, the Depositary will deduct any withholding taxes that must be paid. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. *If the exchange rates fluctuate during a time when the Depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.*

Shares. The Depositary may distribute additional SPP ADSs representing any shares SPP distributes as a dividend or free distribution if SPP furnishes it promptly with satisfactory evidence that it is legal to do so. The Depositary will only distribute whole SPP ADSs. It will sell shares which would require it to deliver a fractional SPP ADS and distribute the net proceeds in the same way as it does with cash. If the Depositary does not distribute additional SPP ADRs, the outstanding SPP ADSs will also represent the new shares.

Rights to purchase additional shares. If SPP offers holders of its shares any rights to subscribe for additional shares or any other rights, the Depositary may make these rights available to you. If the Depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the Depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The Depositary will allow rights that are not distributed or sold to lapse. *In that case, you will receive no value for them.*

If the Depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The Depositary will then deposit the shares and deliver SPP ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the SPP ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these SPP ADSs freely in the US. In this case, the Depositary may deliver restricted Depositary shares that have the same terms as the SPP ADRs described in this Section except for changes needed to put the necessary restrictions in place.

Other distributions. The Depositary will send to you anything else SPP distributes on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the Depositary has a choice. It may decide to sell what SPP distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what SPP distributed, in which case SPP ADSs will also represent the newly distributed property.

The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any SPP ADR holders. SPP has no obligation to register SPP ADSs, shares, rights or other securities under the Securities Act. SPP also has no obligation to take any other action to permit the distribution of SPP ADRs, shares, rights or anything else to SPP ADR holders. *This means that you may not receive the distributions* SPP *makes on its shares or any value for them if it is illegal or impractical for us to make them available to you.*

Deposit, withdrawal and cancellation

How are SPP ADSs issued?

The Depositary will deliver SPP ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will register the appropriate number of SPP ADSs in the names you request and will deliver the SPP ADRs at its office to the persons you request.

How do SPP ADS holders cancel an SPP ADR and obtain shares?

You may turn in your SPP ADRs at the Depositary's office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will deliver the shares and any other deposited securities underlying the SPP ADR to you or a

person you designate at the office of the custodian. Or, at your request, risk and expense, the Depositary will deliver the deposited securities at its office, if feasible.

Voting rights

How do you vote?

You may instruct the Depositary to vote the shares underlying your SPP ADRs, but only if SPP asks the Depositary to ask for your instructions. *Otherwise, you won't be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.*

If SPP asks for your instructions, the Depositary will notify you of the upcoming vote and arrange to deliver SPP's voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the Depositary to vote the shares or other deposited securities underlying your SPP ADSs as you direct. For instructions to be valid, the Depositary must receive them on or before the date specified. The Depositary will try, as far as practical, subject to Australian law and the provisions of SPP's Constitution, to vote or to have its agents vote the shares or other deposited securities as you instruct.

The Depositary will only vote or attempt to vote as you instruct.

SPP can not assure you that you will receive the voting materials in time to ensure that you can instruct the Depositary to vote your shares. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. *This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.*

Fees and Expenses

Persons depositing shares or SPP ADR holders must pay:	For:
US$.05 (or less) per 100 SPP ADSs	Issuance of SPP ADSs, including issuances resulting from a distribution of shares or rights or other property. Cancellation of SPP ADSs for the purpose of withdrawal, including if the deposit agreement terminates.
US$.02 (or less) per SPP ADS	Any cash distribution to you.
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of SPP ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to SPP ADR holders.
US$.02 (or less) per SPP ADS per calendar year (if the Depositary has not collected any cash distribution fee during that year)	Depositary services.
Nil	Transfer and registration of shares on SPP's share register to or from the name of the Depositary or its agent when you deposit or withdraw shares.
Expenses of the Depositary in converting foreign undercurrency to U.S. dollars	
Expenses of The Depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement).
Taxes and other governmental charges the Depositary or the custodian have to pay on any SPP ADR or share underlying an SPP ADR, for example, stock transfer taxes, stamp duty or withholding taxes	
Any charges incurred by the Depositary or its agents for servicing the deposited securities	

Payment of Taxes

The Depositary may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of SPP ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, recapitalizations and mergers

If SPP:	Then:
Changes the nominal or par value of its shares Reclassifies, splits up or consolidates any of the deposited securities Distributes securities on the shares that are not distributed to you	The cash, shares or other securities received by the Depositary will become deposited securities. Each SPP ADS will automatically represent its equal share of the new deposited securities.
Recapitalizes, reorganizes, merges, liquidates, sells all or substantially all of its assets, or takes any similar action	The Depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new SPP ADRs or ask you to surrender your outstanding SPP ADRs in exchange for new SPP ADRs identifying the new deposited securities.

Amendment and termination

How may the deposit agreement be amended?

SPP may agree with the Depositary to amend the deposit agreement and the SPP ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the Depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of SPP ADR holders, it will not become effective for outstanding SPP ADRs until 30 days after the Depositary notifies SPP ADR holders of the amendment. At *the time an amendment becomes effective, you are considered, by continuing to hold your* SPP ADR, *to agree to the amendment and to be bound by the* SPP ADRs *and the deposit agreement as amended.*

How may the deposit agreement be terminated?

The Depositary will terminate the deposit agreement if SPP asks it to do so. The Depositary may also terminate the deposit agreement if the Depositary has told SPP that it would like to resign and SPP has not appointed a new Depositary bank within 60 days. In either case, the Depositary must notify you at least 30 days before termination.

After termination, the Depositary and its agents will do the following under the deposit agreement but nothing else: (1) advise you that the deposit agreement is terminated, (2) collect distributions on the deposited securities (3) sell rights and other property, and (4) deliver shares and other deposited securities upon cancellation of SPP ADRs. One year after termination, the Depositary may sell any remaining deposited securities by public or private sale. After that, the Depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the SPP ADR holders that have not surrendered their SPP ADRs. It will not invest the money and has no liability for interest. The Depositary's only obligations will be to account for the money and other cash. After termination SPP's only obligations will be to indemnify the Depositary and to pay fees and expenses of the Depositary that SPP agreed to pay.

Limitations on obligations and liability

Limits on SPP's Obligations and the Obligations of the Depositary; Limits on Liability to Holders of SPP ADRs.

The deposit agreement expressly limits SPP's obligations and the obligations of the Depositary. It also limits SPP's liability and the liability of the Depositary. Each of SPP and the Depositary:

- is only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;
- is not liable if it is prevented or delayed by law or circumstances beyond its control from performing its obligations under the deposit agreement;
- is not liable if it exercises discretion permitted under the deposit agreement;
- has no obligation to become involved in a lawsuit or other proceeding related to the SPP ADRs or the deposit agreement on your behalf or on behalf of any other party;
- may rely upon any documents it believes in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, SPP agrees to indemnify the Depositary for acting as Depositary, except for losses caused by the Depositary's own negligence or bad faith, and the Depositary agrees to indemnify SPP for losses resulting from its negligence or bad faith.

Requirements for Depositary actions

Before the Depositary will deliver or register a transfer of an SPP ADR, make a distribution on an SPP ADR, or permit withdrawal of shares, the Depositary may require:

- payment of stock transfer or other taxes or other governmental charges and transfer or registration fees

charged by third parties for the transfer of any shares or other deposited securities;

- satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
- compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The Depositary may refuse to deliver SPP ADRs or register transfers of SPP ADRs generally when the transfer books of the Depositary or SPP's transfer books are closed or at any time if the Depositary or SPP thinks it advisable to do so.

Your right to receive the shares underlying your SPP ADRs

You have the right to cancel your SPP ADRs and withdraw the underlying shares at any time except:

- When temporary delays arise because: (i) the Depositary has closed its transfer books or SPP has closed its transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (iii) SPP is paying a dividend on its shares.
- When you or other SPP ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges.
- When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to SPP ADRs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of SPP ADRs

The deposit agreement permits the Depositary to deliver SPP ADRs before deposit of the underlying shares. This is called a pre-release of the SPP ADR. The Depositary may also deliver shares upon cancellation of pre-released SPP ADRs (even if the SPP ADRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the Depositary. The Depositary may receive SPP ADRs instead of shares to close out a pre-release. The Depositary may pre-release SPP ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the Depositary in writing that it or its customer owns the shares or SPP ADRs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the Depositary considers appropriate; and (3) the Depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the Depositary will limit the number of SPP ADSs that may be outstanding at any time as a result of pre-release, although the Depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

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APPENDIX 6: US and UK Tax Implications

US TAX IMPLICATIONS

The following is a general summary of the material US federal income tax consequences of the Scheme to holders of Ordinary Shares (or ADRs representing Ordinary Shares) that are (i) citizens or residents of the US; (ii) domestic corporations, or other entities taxable as domestic corporations for US federal income tax purposes, or (iii) estates or trusts whose income is subject to US federal income taxation regardless of its source. This summary is neither exhaustive nor definitive and is not intended as tax advice to any particular holder. Moreover, this discussion only addresses holders that hold Ordinary Shares or ADRs as capital assets. It does not address all aspects of federal income taxation that may be important to a holder of Ordinary Shares or ADRs in light of that holder's particular circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, administrative interpretations and court decisions in effect as of the date of this Information Memorandum, all of which may change, possibly with retroactive effect.

- The Scheme will be treated for federal income tax purposes as a reorganisation within the meaning of Section 368(a) of the Internal Revenue Code, and SPP and CPM will each be a party to that reorganisation within the meaning of Section 368(b) of the Internal Revenue Code. Accordingly, for US federal income tax purposes, the exchange of Ordinary Shares or ADRs for SPP Shares or ADRs will not be a taxable event, except to the extent the holder receives cash instead of a fractional share.
- A holder's tax basis in the SPP Shares or ADRs received pursuant to the Scheme will generally be equal to (i) the tax basis of the Ordinary Shares or ADRs surrendered by that holder in the Scheme, *less* (ii) any tax basis of the Ordinary Shares or ADRs surrendered that is allocable to fractional SPP Shares or ADRs for which cash is received.
- The holding period for SPP Shares or ADRs received pursuant to the Scheme will include the holding period for the Ordinary Shares or ADRs surrendered.

This discussion of US federal income tax consequences is not a complete analysis or description of all potential US income tax consequences of the Scheme. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any non-income tax or any foreign, state or local tax consequences of the Scheme. **Accordingly, we strongly urge each holder of Ordinary Shares or ADRs to consult his or her own tax advisor to determine the particular US federal, state or local or foreign income or other tax consequences to him or her of the Scheme.**

UK TAX IMPLICATIONS

United Kingdom taxation

The following paragraphs, which are intended as a general guide only, are based on current UK legislation and Inland Revenue practice. They summarise certain limited aspects of the UK tax treatment of chargeable gains in respect of the implementation of the Ordinary Scheme, and they relate only to the position of shareholders resident or ordinarily resident in the UK who hold Ordinary Shares beneficially as an investment and who exchange them for Replacement Ordinary Shares. They do not, for example, address the tax treatment of Deferred Security Holders, holders of ADRs or UK residents subject to special rules, such as dealers, trustees or holders of more than 5% of any class of shares in, or debentures of, the Company.

If you are in any doubt as to your tax position, you should consult an appropriate professional adviser immediately.

Tax on chargeable gains

Liability to tax on chargeable gains will depend on the individual circumstances of holders of Ordinary Shares. For holders of Ordinary Shares who are resident or ordinarily resident in the UK for UK tax purposes, it is expected that the position will generally be as described below.

(i) Acquisition of new SPP Shares

Although the technical position is not entirely clear, it is expected in practice that a holder of Ordinary Shares will not be treated as having made a disposal of his Ordinary Shares for the purposes of tax on chargeable gains to the extent that he receives Replacement Ordinary Shares in exchange for his Ordinary Shares under the Ordinary Scheme. On this basis, any gain or loss which would otherwise have arisen on a disposal of his Ordinary Shares would be "rolled-over" into the Replacement Ordinary Shares, and the Replacement Ordinary Shares would be treated as the same asset as his Ordinary Shares acquired at the same time and for the same consideration as he acquired his Ordinary Shares.

(ii) Disposal of new SPP Shares

A subsequent disposal of Replacement Ordinary Shares may, depending on individual circumstances, give rise to a liability to UK tax on chargeable gains. Taper relief which reduces a chargeable gain depending on the length of time for which an asset is held after 5 April 1998 may be available to an individual holder to reduce the amount of chargeable gain realised on such a disposal. For a holder within the charge to UK corporation tax, indexation allowance should be available (when calculating a chargeable gain but not an allowable loss) up to the month of disposal.

ACCOMPANYING FORMS



Notice of Scheme Meeting – Ordinary Shares

NOTICE IS GIVEN that in accordance with an order of the Federal Court of Australia (the **Court**) made on 11 December 2001 pursuant to Section 411(1) of the Corporations Act 2001 a meeting of ordinary shareholders of CPM (the **Company**), other than SPP, will be held in Brisbane on **24 January 2002** at the Stamford Plaza Hotel at 10.15 am or as soon as the previous meeting concludes or is adjourned, for the purpose of considering and, if thought fit, passing the following resolution with or without any modification as may be permissible:

THAT *pursuant to, and in accordance with, the provisions of Section 411 of the Corporations Act 2001, the Scheme of Arrangement proposed to be entered into between the Company and the holders of fully paid ordinary shares in the Company to effect the transfer of all of the issued Ordinary Shares of the Company, other than those held by Southern Pacific Petroleum N.L., to Southern Pacific Petroleum N.L., as more particularly set out in the Information Memorandum accompanying this Notice, is agreed to.*

By Order of the Board



Vic Kuss
Company Secretary

CENTRAL PACIFIC MINERALS N.L.
Date: 12 December 2001

Notes:

Material accompanying this notice

The resolution should be read in conjunction with the Information Memorandum which accompanies this Notice. Terms used in this Notice, unless defined herein, have the same meanings set out in the Glossary in Section 8 of Part A of the Information Memorandum.

A copy of the Scheme is contained in Part D of the Information Memorandum.

A proxy form.

Voting and required majority

In accordance with Section 411(4)(a) of the Corporations Act 2001, for the Scheme to be Effective the resolution must be passed by:

(a) a majority in number of holders of Ordinary Shares present and voting (either in person or by proxy); and

(b) at least 75% of the votes cast on the resolution.

Court approval

In accordance with Section 411(4)(b) of the Corporations Act 2001, the Scheme must be approved by order of the Court. If the resolution put to this meeting is passed in accordance with the requisite majorities set out above and the Conditions Precedent set out in the Scheme are satisfied or waived, the company intends to apply to the Court for the necessary orders to give effect to the Scheme.

Holders of Ordinary Shares in CPM are entitled to attend the Court hearing and make submissions to the Court. The Court hearing will be held on or about 27 February 2002.

Voting entitlement

Pursuant to Section 1109N of the Corporations Act 2001, the Company has determined that, for the purposes of this meeting, all Ordinary Shares in the Company shall be taken to be held by the persons who held the Ordinary Shares as registered shareholders at 7.00 pm (Sydney time) on 22 January 2002 (**Entitlement Time**).

Proxies, attorneys and corporate representatives

(a) Each holder of Ordinary Shares as at the Entitlement Time is entitled to attend and vote at this meeting and cast one or more votes and may appoint not more than two persons to act as proxies to attend this meeting and vote in that member's stead.

(b) Where more than one proxy is appointed, the proportion or number of votes each proxy may exercise should be specified. Where two proxies are appointed, a separate form should be used for each.

(c) A proxy need not be a member of the Company.

(d) The original proxy form attached to this Notice should be used for this meeting.

In the case of an individual, a proxy must be under the hand of the individual or his or her attorney duly authorised in writing and, in the case of a corporation, a proxy must be executed in accordance with the Corporations Act 2001.

Any member may by power of attorney appoint an attorney to act on his or her behalf and such power of attorney or a copy thereof must be produced for inspection at the registered office of the Company as hereinafter provided.

Any corporation which is a member of the Company may appoint a representative to attend and vote for that corporation at this meeting. A certificate signed by two directors or a director and a Secretary of the corporation, or under the common seal of that corporation witnessed by two directors or a director and a Secretary of the corporation, or under the hand of its duly authorised officer or attorney, evidencing the appointment of a person as the representative of that corporation for the purposes of this meeting must be produced to the Chairman of this meeting before the time for holding this meeting, unless otherwise permitted by the Chairman of this meeting, or may be lodged at the share registry office of the Company at any time prior to the commencement of this meeting or adjourned meeting in accordance with the instructions set out on the proxy form.

Proxies and powers of attorney granted by eligible shareholders must be delivered or posted to the CPM Registered Office at Phipson Corporate Services (ABN 91 556 716 819), 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City, ACT, 2601, Australia, faxed on (02) 6274 3111 within Australia or (612) 6274 3111 outside Australia by 9.00 am (Brisbane time) on 22 January 2002 in accordance with the instructions set out on the proxy form.

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Notice of Scheme Meeting – Contributing Shares

NOTICE IS GIVEN that in accordance with an order of the Federal Court of Australia (the **Court**) made on 11 December 2001 pursuant to Section 411(1) of the Corporations Act 2001 a meeting of holders of Contributing Shares in CPM (the **Company**), other than SPP, will be held in Brisbane on 24 January 2002 at the Stamford Plaza Hotel at 11.00 am or as soon as the previous meeting concludes or is adjourned, for the purpose of considering and, if thought fit, passing the following resolution with or without any modification as may be permissible:

THAT *pursuant to, and in accordance with, the provisions of Section 411 of the Corporations Act 2001, the Scheme of Arrangement proposed to be entered into between the Company and the holders of Contributing Shares in the Company to effect the transfer of all of the issued Contributing Shares of the Company, other than those held by Southern Pacific Petroleum N.L., to Southern Pacific Petroleum N.L., as more particularly set out in the Information Memorandum accompanying this Notice, is agreed to.*

By Order of the Board



Vic Kuss
Company Secretary

CENTRAL PACIFIC MINERALS N.L.
Date: 12 December 2001

Notes:

Material accompanying this notice

The resolution should be read in conjunction with the Information Memorandum which accompanies this Notice. Terms used in this Notice, unless defined herein, have the same meanings set out in the Glossary in Section 8 of Part A of the Information Memorandum.

A copy of the Scheme is contained in Part E of the Information Memorandum.

A proxy form.

Voting and required majority

In accordance with Section 411(4)(a) of the Corporations Act 2001, for the Scheme to be Effective the resolution must be passed by:

(a) a majority in number of holders of Contributing Shares present and voting (either in person or by proxy); and

(b) at least 75% of the votes cast on the resolution.

Court approval

In accordance with Section 411(4)(b) of the Corporations Act 2001, the Scheme must be approved by order of the Court. If the resolution put to this meeting is passed in accordance with the requisite majorities set out above and the Conditions Precedent set out in the Scheme are satisfied or waived, the Company intends to apply to the Court for the necessary orders to give effect to the Scheme.

Holders of Contributing Shares in CPM are entitled to attend the Court hearing and make submissions to the Court. The Court hearing will be held on 27 February 2002.

Voting entitlement

Pursuant to Section 1109N of the Corporations Act 2001, the Company has determined that, for the purposes of this meeting, all Contributing Shares in the Company shall be taken to be held by the persons who held the Contributing Shares as registered shareholders at 7.00 pm (Sydney time) on 22 January 2002 (**Entitlement Time**).

Proxies, attorneys and corporate representatives

(a) Each holder of Contributing Shares as at the Entitlement Time is entitled to attend and vote at this meeting and cast one or more votes and may appoint not more than two persons to act as proxies to attend this meeting and vote in that member's stead.

(b) Where more than one proxy is appointed, the proportion or number of votes each proxy may exercise should be specified. Where two proxies are appointed, a separate form should be used for each.

(c) A proxy need not be a member of the Company.

(d) The original proxy form attached to this Notice should be used for this meeting.

In the case of an individual, a proxy must be under the hand of the individual or his or her attorney duly authorised in writing and, in the case of a corporation, a proxy must be executed in accordance with the Corporations Act 2001.

Any member may by power of attorney appoint an attorney to act on his or her behalf and such power of attorney or a copy thereof must be produced for inspection at the registered office of the Company as hereinafter provided.

Any corporation which is a member of the Company may appoint a representative to attend and vote for that corporation at this meeting. A certificate signed by two directors or a director and a Secretary of the corporation, or under the common seal of that corporation witnessed by two directors or a director and a Secretary of the corporation, or under the hand of its duly authorised officer or attorney, evidencing the appointment of a person as the representative of that corporation for the purposes of this meeting must be produced to the Chairman of this meeting before the time for holding this meeting, unless otherwise permitted by the Chairman of this meeting, or may be lodged at the share registry office of the Company at any time prior to the commencement of this meeting or adjourned meeting in accordance with the instructions set out on the proxy form.

Proxies and powers of attorney granted by eligible shareholders must be delivered or posted to the CPM Registered Office at Phipson Corporate Services (ABN 91 556 716 819), 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City, ACT, 2601, Australia, faxed on (02) 6274 3111 within Australia or (612) 6274 3111 outside Australia by 9.00 am (Brisbane time) on 22 January 2002 in accordance with the instructions set out on the proxy form.

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Notice of Scheme Meeting – Equity Participation Shares

NOTICE IS GIVEN that in accordance with an order of the Federal Court of Australia (the **Court**) made on 11 December 2001 pursuant to Section 411(1) of the Corporations Act 2001 a meeting of holders of Equity Participation Shares in CPM (the **Company**), other than SPP, will be held in Brisbane on 24 January 2002 at the Stamford Plaza Hotel at 11.20 am or as soon as the previous meeting concludes or is adjourned, for the purpose of considering and, if thought fit, passing the following resolution with or without any modification as may be permissible:

THAT *pursuant to, and in accordance with, the provisions of Section 411 of the Corporations Act 2001, the Scheme of Arrangement proposed to be entered into between the Company and the holders of Equity Participation Shares in the Company to effect the transfer of all of the issued Equity Participation Shares of the Company, other than those held by Southern Pacific Petroleum N.L., to Southern Pacific Petroleum N.L., as more particularly set out in the Information Memorandum accompanying this Notice, is agreed to.*

By Order of the Board



Vic Kuss
Company Secretary

CENTRAL PACIFIC MINERALS N.L.
Date: 12 December 2001

Notes:

Material accompanying this notice

The resolution should be read in conjunction with the Information Memorandum which accompanies this Notice. Terms used in this Notice, unless defined herein, have the same meanings set out in the Glossary in Section 8 of Part A of the Information Memorandum.

A copy of the Scheme is contained in Part F of the Information Memorandum.

A proxy form.

Voting and required majority

In accordance with Section 411(4)(a) of the Corporations Act 2001, for the Scheme to be Effective the resolution must be passed by:

(a) a majority in number of holders of Equity Participation Shares present and voting (either in person or by proxy); and

(b) at least 75% of the votes cast on the resolution.

Court approval

In accordance with Section 411(4)(b) of the Corporations Act 2001, the Scheme must be approved by order of the Court. If the resolution put to this meeting is passed in accordance with the requisite majorities set out above and the Conditions Precedent set out in the Scheme are satisfied or waived, the Company intends to apply to the Court for the necessary orders to give effect to the Scheme.

Holders of Equity Participation Shares in CPM are entitled to attend the Court hearing and make submissions to the Court. The Court hearing will be held on 27 February 2002.

Voting entitlement

For the purposes of this meeting, all Equity Participation Shares in the Company shall be taken to be held by the persons who held the Equity Participation Shares as registered shareholders at the time of the Equity Participation Scheme Meeting (**Entitlement Time**).

Proxies, attorneys and corporate representatives

(a) Each holder of Equity Participation Shares as at the Entitlement Time is entitled to attend and vote at this meeting and cast one or more votes and may appoint not more than two persons to act as proxies to attend this meeting and vote in that member's stead.

(b) Where more than one proxy is appointed, the proportion or number of votes each proxy may exercise should be specified. Where two proxies are appointed, a separate form should be used for each.

(c) A proxy need not be a member of the Company.

(d) The original proxy form attached to this Notice should be used for this meeting.

In the case of an individual, a proxy must be under the hand of the individual or his or her attorney duly authorised in writing and, in the case of a corporation, a proxy must be executed in accordance with the Corporations Act 2001.

Any member may by power of attorney appoint an attorney to act on his or her behalf and such power of attorney or a copy thereof must be produced for inspection at the registered office of the Company as hereinafter provided.

Any corporation which is a member of the Company may appoint a representative to attend and vote for that corporation at this meeting. A certificate signed by two directors or a director and a Secretary of the corporation, or under the common seal of that corporation witnessed by two directors or a director and a Secretary of the corporation, or under the hand of its duly authorised officer or attorney, evidencing the appointment of a person as the representative of that corporation for the purposes of this meeting must be produced to the Chairman of this meeting before the time for holding this meeting, unless otherwise permitted by the Chairman of this meeting, or may be lodged at the share registry office of the Company at any time prior to the commencement of this meeting or adjourned meeting in accordance with the instructions set out on the proxy form.

Proxies and powers of attorney granted by eligible shareholders must be delivered or posted to the CPM Registered Office at Phipson Corporate Services (ABN 91 556 716 819), 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City, ACT, 2601, Australia, faxed on (02) 6274 3111 within Australia or (612) 6274 3111 outside Australia by 9.00 am (Brisbane time) on 22 January 2002 in accordance with the instructions set out on the proxy form.

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Notice of Scheme Meeting – Convertible Notes

NOTICE IS GIVEN that in accordance with an order of the Federal Court of Australia (the **Court**) made on 11 December 2001 pursuant to Section 411(1) of the Corporations Act 2001 a meeting of holders of Convertible Notes in CPM (the **Company**) will be held in Brisbane on 24 January 2002 at the Stamford Plaza Hotel at 11.40 am or as soon as the previous meeting concludes or is adjourned, for the purpose of considering and, if thought fit, passing the following resolution with or without any modification as may be permissible:

THAT *pursuant to, and in accordance with, the provisions of Section 411 of the Corporations Act 2001, the Scheme of Arrangement proposed to be entered into between the Company and the holders of Convertible Notes in the Company to effect the amendment of the terms of all of the Convertible Notes of the Company, as more particularly set out in the Information Memorandum accompanying this Notice, is agreed to.*

By Order of the Board



Vic Kuss
Company Secretary

CENTRAL PACIFIC MINERALS N.L.
Date: 12 December 2001

Notes:

Material accompanying this notice

The resolution should be read in conjunction with the Information Memorandum which accompanies this Notice. Terms used in this Notice, unless defined herein, have the same meanings set out in the Glossary in Part C of the Information Memorandum.

A copy of the Scheme is contained in Part I of the Information Memorandum.

A proxy form.

Voting and required majority

In accordance with Section 411(4)(a) of the Corporations Act 2001, for the Scheme to be Effective the resolution must be passed by:

(a) a majority in number of holders of Convertible Notes present and voting (either in person or by proxy); and

(b) at least 75% of the total amount of debts and claims.

Court approval

In accordance with Section 411(4)(b) of the Corporations Act 2001, the Scheme must be approved by order of the Court. If the resolution put to this meeting is passed in accordance with the requisite majorities set out above and the Conditions Precedent set out in the Scheme are satisfied or waived, the Company intends to apply to the Court for the necessary orders to give effect to the Scheme.

Holders of Convertible Notes in CPM are entitled to attend the Court hearing and make submissions to the Court. The Court hearing will be held on 27 February 2002.

Voting entitlement

For the purposes of this meeting, all Convertible Notes in the Company shall be taken to be held by the persons who held the Convertible Notes as registered holders at the time of the Convertible Note Scheme Meeting (**Entitlement Time**).

Proxies, attorneys and corporate representatives

(a) Each holder of Convertible Notes as at the Entitlement Time is entitled to attend and vote at this meeting and cast one or more votes and may appoint not more than two persons to act as proxies to attend this meeting and vote in that member's stead.

(b) Where more than one proxy is appointed, the proportion or number of votes each proxy may exercise should be specified. Where two proxies are appointed, a separate form should be used for each.

(c) A proxy need not be a member of the Company.

(d) The original proxy form attached to this Notice should be used for this meeting.

In the case of an individual, a proxy must be under the hand of the individual or his or her attorney duly authorised in writing and, in the case of a corporation, a proxy must be executed in accordance with the Corporations Act 2001.

Any member may by power of attorney appoint an attorney to act on his or her behalf and such power of attorney or a copy thereof must be produced for inspection at the registered office of the Company as hereinafter provided.

Any corporation which is a member of the Company may appoint a representative to attend and vote for that corporation at this meeting. A certificate signed by two directors or a director and a Secretary of the corporation, or under the common seal of that corporation witnessed by two directors or a director and a Secretary of the corporation, or under the hand of its duly authorised officer or attorney, evidencing the appointment of a person as the representative of that corporation for the purposes of this meeting must be produced to the Chairman of this meeting before the time for holding this meeting, unless otherwise permitted by the Chairman of this meeting, or may be lodged at the share registry office of the Company at any time prior to the commencement of this meeting or adjourned meeting in accordance with the instructions set out on the proxy form.

Proxies and powers of attorney granted by eligible holders must be delivered or posted to the CPM Registered Office at Phipson Corporate Services (ABN 91 556 716 819), 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City, ACT, 2601, Australia, faxed on (02) 6274 3111 within Australia or (612) 6274 3111 outside Australia by 9.00 am (Brisbane time) on 22 January 2002 in accordance with the instructions set out on the proxy form.

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Election to Defer

This form may only be completed by holders of:

- Ordinary Shares, who wish to Defer from the Ordinary Scheme;
- Contributing Shares, who wish to Defer from the Contributing Scheme; and
- Equity Participation Shares, who wish to Defer from the Equity Participation Shares.

If any such holder elects to Defer, then their participation in their respective Scheme is deferred until:

- they elect to participate in the Scheme at any time in the following 10 years after the Implementation Date for that Scheme; or
- a person becomes entitled to compulsorily acquire all of SPP's fully paid ordinary shares;
- if a court of competent jurisdiction makes an order for the transfer or cancellation of a majority of SPP's ordinary shares pursuant to section 411(10) of the Corporations Act;
- after 10 years, after each Scheme's Implementation Date,

where upon the Deferred Securities will be exchanged for Replacement Securities.

ADR holders must deliver their CPM ADRs for cancellation by 5.00 pm (New York time) on 20 February 2002 and convert their ADRs to Ordinary Shares before they may elect to Defer.

The effectiveness of the Deferral is subject to:

- scale back, if required in the opinion of the directors of CPM, to ensure that as a result of the Schemes and the Deferral SPP will own not less than 80% of the Voting Shares in CPM (which is a Condition Precedent to the Ordinary Scheme); and
- for holders whose registered address is outside Australia any election to Defer is subject to the laws of the country where they are registered. CPM undertakes to use its reasonable endeavours, for each such country, to comply with any administrative and filing requirements in order for that Deferral to be effective. However, if in the opinion of the directors of CPM these administrative requirements (including costs) place an unreasonable burden on CPM compared with the potential benefits anticipated to be received by the number of shareholders who elected to Defer in that country, then the elections to Defer for that country will be cancelled. If cancelled, such shareholders will participate in their respective Scheme.

ELECTION

I, being the registered holder of at least the number of shares indicated, elect to Defer from:

The Ordinary Scheme, for		Ordinary Shares
The Contributing Scheme, for		Contributing Shares
The Equity Participation Scheme, for		Equity Participation Shares

For the purpose of this election, I agree to be bound by the modification to the CPM Constitution as set out in the Information Memorandum accompanying this form in relation to my continued holding in CPM.

This form and powers of attorney must be delivered or posted to the CPM Registered Office at Phipson Corporate Services (ABN 91 556 716 819), 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City, ACT, 2601, Australia, faxed on (02) 6274 3111 within Australia or (612) 6274 3111 outside Australia by 5.00 pm (Brisbane time) on 25 February 2002.

SIGNATURE OF SHAREHOLDER

Each shareholder must sign this form. If shares are held in joint names, all shareholders must sign. If signing as an attorney, then the power of attorney must have been noted by the Company's registry or be duly executed and accompany this form. Only duly authorised officer/s can sign on behalf of a company. Please state the office held by the signatory, i.e., Director, or Director and Secretary, or sole Director.

Shareholders are also asked to include a telephone contact number in case the Company has any queries in relation to the completion of this form.

Signature. . . . . Print name . . . .

Date. . . . . Day time telephone contact number: . . . .

Definitions in the Information Memorandum have the same meaning as used in this form.



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SPP
CPM

Notice of Exchange

This form may only be completed by holders of Deferred Securities who wish to exchange their Deferred Securities for Replacement Securities. Holders must elect to exchange their Deferred Securities for Replacement Securities within 10 years of the Implementation Date of their applicable Scheme.

ELECTION

I, being the registered holder of at least the number of shares in CPM indicated, elect to exchange those:

[ ] Ordinary Shares, for Ordinary Shares in SPP at the Exchange Ratio

[ ] Contributing Shares, for Contributing Shares in SPP at the Exchange Ratio

[ ] Equity Participation Shares, for Equity Participation Shares in SPP at the Exchange Ratio

This form should be delivered or posted to any of:

- the CPM Registered Office at Phipson Corporate Services (ABN 91 556 716 819), 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City, ACT, 2601, Australia, or faxed on (02) 6274 3111 within Australia or (612) 6274 3111 outside Australia; or
- the company secretary of either SPP or CPM in person or at level 11, Riverside Centre, Brisbane, Queensland, 4000, Australia or faxed on (07) 3237 6600 within Australia or (617) 3237 6600 outside Australia.

Signature of Shareholder

Each shareholder must sign this form. If shares are held in joint names, all shareholders must sign. If signing as an attorney, then the power of attorney must have been noted by the Company's registry or be duly executed and accompany this form. Only duly authorised officer/s can sign on behalf of a company. Please state the office held by the signatory, i.e., Director, or Director and Secretary, or sole Director.

Shareholders are also asked to include a telephone contact number in case the Company has any queries about the completion of this form.

Signature.......................... Print name ....

Date.............................. Day time telephone contact number: ....

Definitions in the Information Memorandum have the same meaning as used in this form.

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CPM

Riverside Centre
Level 11, 123 Eagle Street
Brisbane QLD 4000

Share Registry

Computershare Investor Services Pty Ltd
Level 27, 345 Queen Street
Brisbane QLD 4000

Legal Adviser to CPM

Allens Arthur Robinson
The Chifley Tower
2 Chifley Square
Sydney NSW 2000



SPP CPM



CENTRAL PACIFIC MINERALS N.L.
(ABN 14 008 460 651)

NOTICE OF MEETING - ALTERATION OF CPM CONSTITUTION

NOTICE IS GIVEN that a general meeting of members of Central Pacific Minerals N.L. (ABN 14 008 460 651) (the Company), will be held in Brisbane on 24 January 2002 at the Stamford Plaza Hotel at 10.00 am for the purpose of considering and, if thought fit, passing the following resolution as a SPECIAL RESOLUTION:

That CPM's Constitution is altered by:

(a) Inserting new definitions in the Preliminary Section of the Constitution as follows:

Deferred Security Holders means holders of ordinary shares, contributing shares and equity participation shares in the capital of the Company who are bound by their respective Scheme but who elect to retain some or all of their ordinary shares, contributing shares and equity participation shares in the capital of the Company for up to 10 years pursuant to the terms of their respective Scheme.

Scheme means each of the schemes between the Company and each of the ordinary shareholders, contributing shareholders, equity participation shareholders and convertible noteholders, as the context requires, set out in Part D, E, F and G of the information memorandum dated 12 December 2001 subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

SPP means Southern Pacific Petroleum NL (ABN 36 008 460 366) of Level 9, National Mutual Centre, 15 London Circuit, Canberra, Australian Capital Territory, Australia and its subsidiaries.

SPP Group or **Group** means CPM and SPP and their respective subsidiaries or companies in which either holds 50% of the issued shares.

(b) Inserting immediately after Article 65(d), a new Article 65(e) as follows:

Whilst SPP owns at least 80% of the Company's issued share capital and to the maximum extent permitted by law, each Director may, but is not obliged to, act in good faith in the best interests of the SPP Group as a whole rather than the interests of the Deferred Security Holders if the company:

(i) is not insolvent; and

(ii) will not become insolvent because of the Director's act.

By Order of the Board

VIC KUSS
Company Secretary
CENTRAL PACIFIC MINERALS N.L.
Date: 13 December 2001

NOTES:

Material accompanying this notice

The reasons for this resolution are set out in the Information Memorandum which accompanies this Notice. You should read the Information Memorandum before making a decision on how to vote on this resolution. Terms used in this Notice, unless defined herein, have the same meanings set out in the Glossary in Section 8 of Part A of the Information Memorandum.

Voting entitlement

Pursuant to section 1109N of the Corporations Act, the Directors have determined that the shareholding of each holder of Ordinary Shares and Contributing Shares for the purposes of ascertaining voting entitlements for the meeting will be as it appears in the CPM Register at 7.00 pm (Sydney time) on 22 January 2002 (**Entitlement Time**).

Proxies, attorneys and corporate representatives

(a) Each holder of Ordinary Shares and Contributing Shares as at the Entitlement Time is entitled to attend and vote at this meeting and cast one or more votes and may appoint not more than two persons to act as proxies to attend this meeting and vote in that member's stead.

(b) Where more than one proxy is appointed, the proportion or number of votes each proxy may exercise should be specified. Where two proxies are appointed, a separate form should be used for each.

(c) A proxy need not be a member of the Company.

(d) The original proxy form and attached to this Notice should be used for this meeting.

In the case of an individual, a proxy must be under the hand of the individual or his or her attorney duly authorised in writing and, in the case of a corporation, a proxy must be executed in accordance with the Corporations Act 2001.

Any member may by power of attorney appoint an attorney to act on his or her behalf and such power of attorney or a copy thereof must be produced for inspection at the registered office of the Company as hereinafter provided.

Any corporation which is a member of the Company may appoint a representative to attend and vote for that corporation at this meeting. A certificate signed by two directors or a director and a Secretary of the corporation, or under the common seal of that corporation witnessed by two directors or a director and a Secretary of the corporation, or under the hand of its duly authorised officer or attorney, evidencing the appointment of a person as the representative of that corporation for the purposes of this meeting must be produced to the Chairman of this meeting before the time for holding this meeting; unless otherwise permitted by the Chairman of this meeting, or may be lodged at the share registry office of the Company at any time prior to the commencement of this meeting or adjourned meeting in accordance with the instructions set out on the proxy form.

Proxies and powers of attorney granted by eligible shareholders must be delivered or posted to the CPM Registered Office at Phipson Corporate Services (ABN 91 556 716 819), 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City, ACT, 2601, Australia, faxed on (02) 6274 3111 within Australia or (612) 6274 3111 outside Australia by 10.00 am (Brisbane time) on 22 January 2002 in accordance with the instructions set out on the proxy form.

CENTRAL

PACIFIC

MINERALS N.L.



A.C.N. 008 460 651

NOTICE OF EXTRAORDINARY GENERAL MEETING

&

EXPLANATORY MEMORANDUM

FOR A MEETING TO BE HELD ON 21 DECEMBER 2001 AT 10.00 AM

AT THE GRAND BALLROOM, THE STAMFORD PLAZA

CORNER EDWARD AND MARGARET STREETS

BRISBANE AUSTRALIA

THIS IS AN IMPORTANT DOCUMENT. PLEASE READ IT CAREFULLY.

MEETING AND HOW TO VOTE

VENUE

An extraordinary general meeting of the shareholders of Central Pacific Minerals NL will be held at:

The Grand Ballroom, The Stamford Plaza, Corner Edward and Margaret Streets, Brisbane, Australia

COMMENCING

10.00am

HOW TO VOTE

You may vote by attending the meeting in person or by proxy.

VOTING IN PERSON

To vote in person, attend the meeting on 21 December 2001 at The Grand Ballroom, The Stamford Plaza, Corner Edward and Margaret Streets, Brisbane, Australia. The meeting will commence at 10.00am.

VOTING BY PROXY

To vote by proxy, please complete and sign the relevant proxy form enclosed with this Notice of Meeting as soon as possible and either:

- return the proxy form by post to the Company at the Company's Registered Office, c/- Phipson Nominees Pty Ltd, 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City, ACT 2601; or
- send the proxy form by facsimile to the Company's Registered Office, on facsimile number +61 2 6274 0666,

so that it is received not later than 48 hours before the time of the meeting (Brisbane time).

If the appointment is signed by an attorney, the power of attorney or a certified copy of it must be sent with the proxy form.

Your Proxy Form is Enclosed

GLOSSARY

Australian Stock Exchange or ASX	Australian Stock Exchange Limited
Company	Central Pacific Minerals NL (ACN 008 460 651)
Explanatory Memorandum	The document so entitled accompanying the Notice of Extraordinary General Meeting of the Company, of which this Glossary forms a part.
Ordinary Resolution	A resolution passed by at least 50% of the votes cast by members entitled to vote on the resolution.

All amounts are in Australian dollars unless otherwise stated.

CENTRAL PACIFIC MINERALS NL
(ACN 008 460 651)
NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE is hereby given that an Extraordinary General Meeting of shareholders of Central Pacific Minerals NL (the Company) will be held at The Grand Ballroom, The Stamford Plaza, Corner Edward and Margaret Streets, Brisbane, Australia at 10.00am on 21 December 2001.

Important:

1. *The resolution should be read in conjunction with the Explanatory Memorandum which follows.*
2. *Certain terms used below are defined in the Glossary at the end of this booklet.*
3. *The Company must disregard votes cast by certain shareholders and certain shareholders should not vote, in relation to particular resolutions as explained in the "Voting exclusion" paragraphs below. If your vote must be disregarded or if you must not vote please do not vote in either case. If you have any doubts, please take advice.*

The purpose of the meeting is to consider and, if thought fit, pass the following resolution.

Resolution **Ordinary Resolution to approve the offering to issue options to Mr John Val Browning, each for an option price (ASX Listing Rule 10.11)**

Shareholders are asked to consider and, if thought fit, pass the following resolution as an ordinary resolution:

THAT *approval is given to the Company offering to issue options to Mr John Val Browning, each for an option price to the extent and on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice of Meeting.*

Voting exclusion:

The Company will disregard any votes cast on this resolution by:

- Mr John Val Browning; and
- Any associate of Mr Browning.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

The Company is to make the offer, and if accepted by Mr Browning, issue the Options not more than one month after the date of the meeting at which their issue is approved.

A detailed explanation of the background and reasons for the proposed resolution is set out in the attached Explanatory Memorandum.

By order of the Board

Victor H. Kuss

Secretary

Date: 8 November 2001

NOTES

1 Voting exclusion

For the purposes of the Extraordinary General Meeting, persons holding shares at 7.00pm on 19 December 2001 will be treated as shareholders. This means that if you are not the registered holder of a relevant share at that time you will not be entitled to vote in respect of that share.

2 Proxies

A member who is entitled to attend and cast a vote at the meeting may appoint a person as the member's proxy to attend and vote for the member at the meeting. The appointment may specify the proportion or number of votes that the proxy may exercise. If the member is entitled to cast 2 or more votes at the meeting, the member may appoint 2 proxies and may specify the proportion or number of votes each proxy may exercise. Proxies need not be members of the Company.

Where two proxies are appointed a separate form should be used for each. Members are requested to show on the form a specified number or proportion of the member's voting rights which the proxy may exercise. To do this, delete "ALL" and insert the relevant number or proportion of shares in respect of which the appointment is made.

This Explanatory Memorandum and the attachments to it are important documents. They should be read carefully.

1. **Regulatory Background**

The resolution is put to shareholders pursuant to Listing Rule 10.11 of the Listing Rules of the Australian Stock Exchange Limited (the Listing Rules).

2. **Guarantee Facility**

On 21 September 2001, Central Pacific Minerals NL ("the Company") announced to the market that, subject to obtaining shareholder approval by 15 February 2002, it had arranged in conjunction with Southern Pacific Petroleum NL (ACN 008 460 366) (SPP), a US$7.5 million unsecured Guarantee Facility from Mr John Val Browning, a US-based director and shareholder of the Company and SPP. Under this agreement Mr Browning undertakes to procure that loan or other facilities be provided to CPM, SPP or SPP (USA) Inc from Wells Fargo Bank, in an amount of up to US$7.5 million for a period of up to three years. A summary of the terms of the Guarantee Facility is set out in Attachment 1. The consideration payable for the granting of the facility involves the Company offering to issue 4 share options to Mr Browning (Options A, B, C and D) which, if accepted by Mr Browning, would entitle Mr Browning to purchase fully paid ordinary shares in the Company.

3. **Use of Funds**

The Guarantee Facility has been negotiated to enable the Company and SPP to obtain loan funds as and if required for working capital purposes, principally for Stuart Stage 1 Operations. In particular, some of the proceeds are expected to be used to enable further enhancements to Stage 1 to increase production. SPP (USA) Inc, 50/50 owned by CPM and SPP, is to on-lend funds to the Company and SPP.

4. **Number of Shares on Exercise of Options**

The maximum aggregate number of shares which Mr Browning may purchase upon exercise of each Option is set out in the Table 1, subject to further adjustments below.

Option A may only be exercised for 3 years from its Calculation Date.

In the case of Options B, C and D, the aggregate number of shares that may be obtained on exercise of those Options increases incrementally on a monthly basis over the 12 months from the Calculation Date relevant to those Options up to the maximum aggregate number.

Each incremental number of shares is available for exercise only for a 3 year period from the time of the increase, with the last of those 3 year periods ending 47 months after the Calculation Date for the relevant Option (for further detail see the diagram in Attachment 2).

For Option A the maximum aggregate number of shares, and for all other Options the incremental number of shares, that is available will decrease proportionately to the extent that the Guarantee Facility is cancelled in whole or in part at any time until twelve months following the Calculation Date for that Option.

In the case of Options B, C and D, the incremental number also varies (up or down) in order to take into account changes in to the US$/A$ exchange rate as at the Calculation Date for the relevant Option.

Following a default by SPP, CPM or SPP (USA) Inc under the Guarantee Facility, the incremental number for Options B and C will thereafter be calculated as if the initial number of shares for each Option was the same as for Option D.

The Calculation Date for Options A and B is the date that Mr Browning first arranges, under the Guarantee Facility, that a loan or other facility be made available to CPM, SPP or SPP (USA) Inc, for Option C is the first anniversary of that date and for Option D is the second anniversary of that date.

Table 1: Shares per Option

Option	Initial Number of SPP Shares[1] (Millions)	Initial Number of CPM Shares[1] (Millions)	Exercise Price As % of Market Price
Option A	0.1500	0.0560	145%[2,4]
Option B	2.4000	0.9000	145%[2,4]
Option C	3.0000	1.1278	130%[3,4]
Option D	4.5000	1.6917	105%[3]
Total	10.0500	3.7755	

[1] Assumes US$/A$ exchange rate of US$0.50/A$1.00 and Guarantee Facility not cancelled in whole or in part.

[2] Option A and B pricing is based on the average share price over the 20 business days prior to 21 September 2001, which is A$0.60 for SPP and A$1.62 for CPM.

[3] Determined at the Calculation Date for that Option, based on the average of the market price over the 20 business days immediately prior to that date.

[4] Following a default by SPP, CPM or SPP (USA) Inc under the Guarantee Facility, the exercise price is 105% of the average share price determined as at the Calculation Date for that Option, based on the average of the market price over the 20 business days immediately prior to that date.

An example as to the manner in which adjustments to the numbers of shares that may be purchased on exercise of each Option is provided in Attachment 2.

5. **Key Terms of the Options**

Each Option:

- has an option price as follows:

Table 2: Option Price

Option	SPP	CPM
Option A	A$1,500	A$560
Option B	A$24,000	A$9,000
Option C	A$30,000	A$11,278
Option D	A$45,000	A$16,917

In each case the option price is payable in twelve equal monthly instalments, commencing 10 Business Days after the Option's Calculation Date, provided that no monthly instalments for any Option becomes payable after the Guarantee Facility is cancelled in full.

- subject to shareholder approval, will be issued at the same time as the other Options;
- will not be listed;
- will not be transferable by Mr Browning;

- confers the right to acquire a specified number of fully paid ordinary shares (with such number being calculated as set out in paragraphs 4 and 6);
- may be exercised in whole or in part in accordance with paragraphs 4, 5 and 6;
- in addition to the option price described above, has an exercise price per share that is A$2.35 in the case of Options A and B and, in the case of Options C and D, is calculated as a fixed percentage of the average market price for shares over the 20 business days immediately prior to the Calculation Date relevant to the Option. Following a default by SPP, CPM or SPP (USA) Inc under the Guarantee Facility, the exercise price is 105% of the average market price determined as at the Calculation Date for that Option;
- is not exercisable unless CPM, SPP or SPP (USA) Inc request, no later than 31 March 2001, that Mr Browning procure financial accommodation be made available;
- is not exercisable whilst there is a request by CPM, SPP or SPP (USA) Inc that Mr Browning arrange, under the Guarantee Facility, a loan or other facility which has not been fulfiled;
- is not exercisable unless Mr Browning has been a director, employee or consultant of either SPP or CPM at all times between the issue of the relevant Option and the date of exercise of that Option; and
- will not permit the holder to participate in new issues of securities by the Company without exercising the relevant Option to the full extent permitted at that time and then only to the extent that the Option has been exercised.

6. Changes to Number of Shares

As stated above Mr Browning, a US-based director, has agreed to arrange loan or other facilities that is based in US dollars in an amount up to US$7.5 million. However, the shares of the Company and SPP, which form the consideration for procuring those loan or other facilities, and the funding requirements of the Company and SPP are denominated in Australian dollars.

Accordingly, to the extent that the Australian dollar depreciates over the term of the Guarantee Facility, the Company could receive more Australian dollar value from the Guarantee Facility and therefore it is appropriate that the Company pays greater fees in the form of an increase in the number of shares that may be acquired by Mr Browning on exercise of the Options.

Conversely, to the extent that the Australian dollar appreciates and the Company receives less value as measured in Australian dollars, then it should pay reduced fees in the form of a reduced number of shares that may be acquired on exercise of the Options.

The Company believes it is inappropriate for it to take a fee risk (which would occur if the number of shares which may be acquired upon exercise of the Options was fixed from the beginning, notwithstanding that a subsequent appreciation of the Australian dollar would result in the amount that the Company could borrow (in Australian dollars) with the assistance of a Guarantee Facility would be comparatively less, with no reduction in the number of shares that may be acquired upon exercise of the Options), especially when the Australian dollar is near an all time low.

The exception is in relation to Option A, which are not subject to an exchange rate adjustment given Option A is issued in the nature of a commitment fee payable by the Company.

Given that exchange rate movements over the term of the Guarantee Facility cannot be predicted with certainty, the Company does not believe it is appropriate to fix from the outset the number of shares that may be acquired upon exercise of the Options.

In the case of Options B and C, the number of shares also varies in the case of default (as described in 4 and 5 above).

7. Assessment of Guarantee Fee

The Company has undertaken an assessment of the Guarantee Fee and is satisfied that offering to issue Options to Mr Browning would be reasonable if the Company and Mr Browning were dealing at arm's length.

In coming to this conclusion, the board took note of the following factors:

- unsecured debt could not be obtained by the Company from other lending sources, on equivalent or better terms;
- a fee in the form of options, rather than cash, is favourable to the Company because it will not reduce cash flow;
- a fee in the form of options, rather than cash, involves Mr Browning taking on greater risks; and
- the Company and Mr Browning were separately advised by different legal advisers.

8. Regulatory Requirements

The Listing Rules require that the following prescribed information be provided.

(A) Name of person to whom offers to issue Options will be made: Mr John Val Browning.

(B) Number of Options offered to be issued: 4 Options, exercisable as to the number of shares as described in sections 4 and 6.

(C) The date by which the Options are to be issued: within one month of shareholder approval.

(D) Mr Browning is a director of the Company.

(E) The issue price of the Options: see section 5.

(F) A statement of the terms of the issue: see sections 4, 5 and 6.

(G) A voting exclusion statement: set out following the terms of the proposed resolution in the notice of meeting.

(H) Intended use of the funds: see section 3.

Listing Rule 10.11 requires shareholder approval for an issue of securities to a related party. No ASX waiver or other approval is required. Shareholder approval is not required under the Corporations Act, notwithstanding that Mr Browning is a related party (for the purposes of Corporations Act Chapter 2E), if the financial benefit constituted by offering to issue the Options to Mr Browning and, if accepted and exercised, the issue of shares are on terms that would be reasonable if the Company and Mr Browning were dealing with each other at arm's length.

9. Directors' Recommendation

The directors (with the exception of Mr Browning who was not present at board meetings during discussions of this proposal and did not vote on it) have concluded that no other source of debt funding is currently available on equivalent or better terms to those that may be procured with the assistance of the Guarantee Facility, and are satisfied that the fee payable to Mr Browning, in the form of offering to issue options to Mr Browning, is fair and reasonable and does not exceed the fees which would be payable in similar circumstances to a person other than a director who was providing the Guarantee Facility and was dealing with the Company at arms' length. The directors (with the exception of Mr Browning) unanimously recommend that the resolution be approved.

ATTACHMENT 1

Summary of Guarantee Facility

1. **Borrowers:** Southern Pacific Petroleum NL (SPP), Central Pacific Minerals NL (CPM) and SPP (USA) Inc (SPP (USA)).
2. **Guarantor:** John Val Browning.
3. **Nature of Facility:** The Guarantor is to procure, if requested by one or more Borrowers, financial accommodation in the form of loans, guarantees or other form of financial accommodation as agreed, from Wells Fargo Bank to a maximum of US$7.5 million and with a maximum term of 3 years (WF Facilities).

   The Guarantor need not procure any WF Facility if there is an event of default by a Borrower, if to do so would breach the US$7.5 million limit or if the first request for a WF Facility is not made before 1 April 2002.
4. **Purpose:** To facilitate a Borrower raising financial accommodation (and in the case of SPP (USA), for on-lending to SPP and CPM).
5. **Cancellation:** The Borrowers may, without penalty, cancel the Guarantee Facility in whole or in part, to the extent that there is no outstanding WF Facility.
6. **Credit Support:** As credit support for the Borrowers' obligations under the Guarantee Facility:
   - SPP and CPM are to provide a several guarantee of the obligations of SPP (USA) to the Guarantor; and
   - the Borrowers and Trans Pacific Petroleum Inc undertake to have appointed to the board of each of SPP and CPM (if the Guarantor is not already a director) 1 additional director (if the board numbers less than 9) or otherwise, 2 additional directors. If the Guarantor is already a director, the undertaking is to have appointed 1 additional director if the board numbers more than 8.
7. **Negative Pledges:**
   - SPP (USA) is to agree not to raise financial accommodation or grant security other than:
     - if the aggregate (with SPP and CPM) is not greater than A$40 million (Secured Loans);
     - to repay Secured Loans or the Guarantee Facility; and
     - liens in the ordinary course of business; and
   - SPP and CPM are to agree not to raise financial accommodation or grant security other than:
     - as permitted in relation to SPP (USA) above;
     - to borrow from SPP (USA);
     - to refinance those borrowings from SPP (USA); and
     - the financial accommodation that ranks behind SPP/CPM's obligations to the Guarantor under the SPP/CPM Guarantee.
8. **Events of Default by Borrower**
   - any event that entitles the relevant lender to make immediately due and payable all moneys under a Secured Loan;
   - a breach of the SPP/CPM/SPP (USA) negative pledges;
   - insolvency;
   - a failure to honour valid exercise of an Option.
9. **Rights of Guarantor on Default:**
   - The Guarantor may decline any further request to procure WF Facilities;
   - The Guarantor may request the appointment of additional director(s) to be appointed to SPP and CPM (see above);
   - The exercise price payable by the Guarantor will, following default by a Borrower, will be 105% of the relevant average market price as at the Calculation Date for that Option and, in relation to Options B and C, the incremental number for each subsequent month (if any) will be calculated as if the initial number for those Options was the same as for Option D;
   - The Guarantor may request the relevant Borrower to negotiate in good faith measures to repay/cancel financial accommodation supported by loans/guarantees procured by the Guarantor; and
   - The Borrowers will indemnify the Guarantor against losses and expenses incurred and such amounts will accrue interest at 15% per annum.
10. **Breach by Guarantor:** The Guarantor is in breach if a Borrower has requested that the Guarantor procure a WF Facility and that has not been procured for the benefit of the relevant Borrower.
11. **Guarantee Fee:** The fee for the granting of the Guarantee Facility is SPP and CPM offering to issue Options to the Guarantor, each for an option price. The terms of the Options are summarised in the Explanatory Memorandum to which this is attached.

    The Guarantor is also entitled to recovery of reasonable fees and expenses associated with the Guarantee Facility and the issue of WF Facilities as requested by a Borrower and procured by the Guarantor.
12. **Escalator:** If a Borrower enters into one or more Guarantee Facilities on substantially the same terms as the Guarantee Facility, but with the number of underlying securities relevant to any Option or the conditions of valid exercise of the Options or the exercise price payable is different, the Guarantor, at his election, is entitled to be offered Options on the same terms.

    (Note: The Borrowers would need to obtain such shareholder and ASX approvals as required by the circumstances at that time. Currently, the ASX Listing Rules would require shareholder approval if options were to be issued to any related party of a Borrower).

13. **Restructuring:** The Guarantor appoints as his proxy the chairman of each meeting, if any, of the holders of the Options convened (not later than 30 June 2002) to consider approving the restructuring of SPP and CPM so as to form a single company. The proxy may vote as he thinks fit.

    The rights of a holder of an Option will be changed to the extent necessary to comply with the ASX Listing Rules applying to a reorganisation of capital of SPP and/or CPM at the time of reorganisation.

14. **Relevant Approvals:** The Guarantee Facility is conditional upon the Borrowers obtaining all necessary corporate and shareholder approvals and ASX approvals/waivers by no later than 15 February 2002, failing which, the Guarantee Facility lapses.

ATTACHMENT 2: An Example

Below is an example of how the number of shares that may be acquired on exercise of an Option is adjusted on account of changes to the US$/A$ exchange rate and the amount of the Guarantee Facility, and when those calculations are to occur.

The example which follows assumes, for illustrative purposes only, that certain events occur on, and the US$/A$ exchange rate as at, particular dates.

Example

21 September 2001	CPM announced arrangement of Guarantee Facility (subject to shareholder approval
21 December 2001[1]	Shareholder approval obtained
24 December 2001[2, 3]	Options offered by SPP and CPM and accepted by Mr Browning
15 January 2002[2, 4]	CPM requests that Mr Browning procure a loan facility
15 February 2002[2, 5]	Mr Browning procures loan facility for benefit of CPM
15 February 2002[2, 5, 6]	Calculation Date for Options A and B
15 February 2003[5, 6]	Calculation Date for Option C
15 February 2004[5, 6]	Calculation Date for Option D

Notes:

[1] If shareholder approval is not obtained by 15 February 2002, the Guarantee Facility lapses.

[2] Nominal date used in example.

[3] If the Options are not issued by 31 March 2002, the Guarantee Facility lapses.

[4] If the first request is not made by 31 March 2002, Mr Browning is not obliged to procure the requested financial accommodation.

[5] Exchange Rate Adjustment: The number of shares that may be obtained on exercise of an Option is initially set assuming an exchange rate of US$0.50/A$1.00. No exchange rate adjustment is made for Option A, but is made for Options B, C and D as at their respective Calculation Dates, e.g.:

Option	Initial Number	Calculation Date	Exchange Rate at Calculation Date	Adjusted Number
Option A	56,000	15 Feb 02	US$0.55/A$1.00	56,000
Option B	900,000	15 Feb 02	US$0.55/A$1.00	818,181
Option C	1,127,800	15 Feb 03	US$0.45/A$1.00	1,253,111
Option D	1,691,700	15 Feb 04	US$0.60/A$1.00	1,409,750

[6] Guarantee Facility Amount Adjustment: The number of shares that may be purchased on exercise of an Option is adjusted proportionally to reductions in the Guarantee Facility amount, both as of the relevant Calculation Date for the Option and thereafter for each of the following 12 months, e.g.:

Option	Exchange Rate Adjusted Number (Annualised Basis)	Calculation Date	Guarantee Facility Amount as at Calculation Date	Adjusted Number as at Calculation Date (Annualised Basis)	Further Reduction in Guarantee Facility Amount	Further Adjusted Number (Annualised Basis)
Option A	56,000	15 Feb 02	US$7,000,000	52,266	US$7,000,000	52,266
Option B	818,181	15 Feb 02	US$7,000,000	763,635	US$4,000,000*	436,363
Option C	1,253,111	15 Feb 03	US$4,000,000	668,325	US$4,000,000	668,325
Option D	1,409,750	15 Feb 04	US$4,000,000	751,866	US$4,000,000	751,866

*e.g.: If the further reduction in the Guarantee Facility Amount occurs in the third month after the Calculation Date, the Further Adjusted Number applies for the fourth to twelfth months after the Calculation Date. Thus 1/12 of 763,635 shares will become available for purchase on exercise of Option B in each of the first three months following the Calculation Date for Option B and 1/12 of 436,363 shares will become available for purchase on exercise of Option B in each of months 4-12 following the Calculation Date for Option B.

The number of shares which would be available for purchase under Option B based on the above example can be shown diagramatically as follows:


Example - Cumulative Shares Available on Exercise of Option B
900,000
600,000
300,000
0
The aggregate number of shares available for acquisition increases on a monthly basis over the first 12 months following the Calculation Date.
Monthly increment reduces in proportion with any reduction in the Guarantee Facility during the first 12 months (see example below).
As the incremental number of shares are available for a 3 year period only, the number of shares available for acquisition decrease from month 37 to 48 in the same proportion as the increase in months 1 to 12.
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47
months

Assume at Calculation Date for Option B, A$1=US$0.55 and that the Guarantee Facility has been partially cancelled to US$7,000,000

Incremental Monthly Number	=	1/12 x Initial Number	x	exchange rate adjustment	x	Guarantee Facility adjustment
	=	1/12 x 900,000	x	0.50 / 0.55	x	7,000,000 / 7,500,000
	=	63,636				

Assume that during Month 3 the Guarantee Facility is further cancelled to US$4,000,000

Incremental Monthly Number	=	1/12 x Initial Number	x	exchange rate adjustment	x	Guarantee Facility adjustment
	=	1/12 x 900,000	x	0.50 / 0.55	x	4,000,000 / 7,500,000
	=	36,363				

Thus 36,363 is the Incremental Monthly Number for months 4 to 12 (assuming no further cancellation in the Guarantee Facility)

The same adjustments apply to Options C and D

13. **Restructuring:** The Guarantor appoints as his proxy the chairman of each meeting, if any, of the holders of the Options convened (not later than 30 June 2002) to consider approving the restructuring of SPP and CPM so as to form a single company. The proxy may vote as he thinks fit.

    The rights of a holder of an Option will be changed to the extent necessary to comply with the ASX Listing Rules applying to a reorganisation of capital of SPP and/or CPM at the time of reorganisation.

14. **Relevant Approvals:** The Guarantee Facility is conditional upon the Borrowers obtaining all necessary corporate and shareholder approvals and ASX approvals/waivers by no later than 15 February 2002, failing which, the Guarantee Facility lapses.

ATTACHMENT 2: An Example

Below is an example of how the number of shares that may be acquired on exercise of an Option is adjusted on account of changes to the US$/A$ exchange rate and the amount of the Guarantee Facility, and when those calculations are to occur.

The example which follows assumes, for illustrative purposes only, that certain events occur on, and the US$/A$ exchange rate as at, particular dates.

Example

21 September 2001	CPM announced arrangement of Guarantee Facility (subject to shareholder approval
21 December 2001[1]	Shareholder approval obtained
24 December 2001[2, 3]	Options offered by SPP and CPM and accepted by Mr Browning
15 January 2002[2, 4]	CPM requests that Mr Browning procure a loan facility
15 February 2002[2, 5]	Mr Browning procures loan facility for benefit of CPM
15 February 2002[2, 5, 6]	Calculation Date for Options A and B
15 February 2003[5, 6]	Calculation Date for Option C
15 February 2004[5, 6]	Calculation Date for Option D

Notes:

[1] If shareholder approval is not obtained by 15 February 2002, the Guarantee Facility lapses.

[2] Nominal date used in example.

[3] If the Options are not issued by 31 March 2002, the Guarantee Facility lapses.

[4] If the first request is not made by 31 March 2002, Mr Browning is not obliged to procure the requested financial accommodation.

[5] Exchange Rate Adjustment: The number of shares that may be obtained on exercise of an Option is initially set assuming an exchange rate of US$0.50/A$1.00. No exchange rate adjustment is made for Option A, but is made for Options B, C and D as at their respective Calculation Dates, e.g.:

Option	Initial Number	Calculation Date	Exchange Rate at Calculation Date	Adjusted Number
Option A	56,000	15 Feb 02	US$0.55/A$1.00	56,000
Option B	900,000	15 Feb 02	US$0.55/A$1.00	818,181
Option C	1,127,800	15 Feb 03	US$0.45/A$1.00	1,253,111
Option D	1,691,700	15 Feb 04	US$0.60/A$1.00	1,409,750

[6] Guarantee Facility Amount Adjustment: The number of shares that may be purchased on exercise of an Option is adjusted proportionally to reductions in the Guarantee Facility amount, both as of the relevant Calculation Date for the Option and thereafter for each of the following 12 months, e.g.:

Option	Exchange Rate Adjusted Number (Annualised Basis)	Calculation Date	Guarantee Facility Amount as at Calculation Date	Adjusted Number as at Calculation Date (Annualised Basis)	Further Reduction in Guarantee Facility Amount	Further Adjusted Number (Annualised Basis)
Option A	56,000	15 Feb 02	US$7,000,000	52,266	US$7,000,000	52,266
Option B	818,181	15 Feb 02	US$7,000,000	763,635	US$4,000,000*	436,363
Option C	1,253,111	15 Feb 03	US$4,000,000	668,325	US$4,000,000	668,325
Option D	1,409,750	15 Feb 04	US$4,000,000	751,866	US$4,000,000	751,866

*e.g.: If the further reduction in the Guarantee Facility Amount occurs in the third month after the Calculation Date, the Further Adjusted Number applies for the fourth to twelfth months after the Calculation Date. Thus 1/12 of 763,635 shares will become available for purchase on exercise of Option B in each of the first three months following the Calculation Date for Option B and 1/12 of 436,363 shares will become available for purchase on exercise of Option B in each of months 4-12 following the Calculation Date for Option B.



CENTRAL PACIFIC MINERALS N.L.
(ABN 14 008 460 651)

NOTICE OF MEETING - ALTERATION OF CPM CONSTITUTION

NOTICE IS GIVEN that a general meeting of members of Central Pacific Minerals N.L. (ABN 14 008 460 651) (the Company), will be held in Brisbane on 24 January 2002 at the Stamford Plaza Hotel at 10.00 am for the purpose of considering and, if thought fit, passing the following resolution as a SPECIAL RESOLUTION:

That CPM's Constitution is altered by:

(a) Inserting new definitions in the Preliminary Section of the Constitution as follows:

Deferred Security Holders means holders of ordinary shares, contributing shares and equity participation shares in the capital of the Company who are bound by their respective Scheme but who elect to retain some or all of their ordinary shares, contributing shares and equity participation shares in the capital of the Company for up to 10 years pursuant to the terms of their respective Scheme.

Scheme means each of the schemes between the Company and each of the ordinary shareholders, contributing shareholders, equity participation shareholders and convertible noteholders, as the context requires, set out in Part D, E, F and G of the information memorandum dated 12 December 2001 subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

SPP means Southern Pacific Petroleum NL (ABN 36 008 460 366) of Level 9, National Mutual Centre, 15 London Circuit, Canberra, Australian Capital Territory, Australia and its subsidiaries.

SPP Group or **Group** means CPM and SPP and their respective subsidiaries or companies in which either holds 50% of the issued shares.

(b) Inserting immediately after Article 65(d), a new Article 65(e) as follows:

Whilst SPP owns at least 80% of the Company's issued share capital and to the maximum extent permitted by law, each Director may, but is not obliged to, act in good faith in the best interests of the SPP Group as a whole rather than the interests of the Deferred Security Holders if the company:

(i) is not insolvent; and

(ii) will not become insolvent because of the Director's act.

By Order of the Board

VIC KUSS
Company Secretary
CENTRAL PACIFIC MINERALS N.L.
Date: 13 December 2001

NOTES:

Material accompanying this notice

The reasons for this resolution are set out in the Information Memorandum which accompanies this Notice. You should read the Information Memorandum before making a decision on how to vote on this resolution. Terms used in this Notice, unless defined herein, have the same meanings set out in the Glossary in Section 8 of Part A of the Information Memorandum.

Voting entitlement

Pursuant to section 1109N of the Corporations Act, the Directors have determined that the shareholding of each holder of Ordinary Shares and Contributing Shares for the purposes of ascertaining voting entitlements for the meeting will be as it appears in the CPM Register at 7.00 pm (Sydney time) on 22 January 2002 (**Entitlement Time**).

Proxies, attorneys and corporate representatives

(a) Each holder of Ordinary Shares and Contributing Shares as at the Entitlement Time is entitled to attend and vote at this meeting and cast one or more votes and may appoint not more than two persons to act as proxies to attend this meeting and vote in that member's stead.

(b) Where more than one proxy is appointed, the proportion or number of votes each proxy may exercise should be specified. Where two proxies are appointed, a separate form should be used for each.

(c) A proxy need not be a member of the Company.

(d) The original proxy form and attached to this Notice should be used for this meeting.

In the case of an individual, a proxy must be under the hand of the individual or his or her attorney duly authorised in writing and, in the case of a corporation, a proxy must be executed in accordance with the Corporations Act 2001.

Any member may by power of attorney appoint an attorney to act on his or her behalf and such power of attorney or a copy thereof must be produced for inspection at the registered office of the Company as hereinafter provided.

Any corporation which is a member of the Company may appoint a representative to attend and vote for that corporation at this meeting. A certificate signed by two directors or a director and a Secretary of the corporation, or under the common seal of that corporation witnessed by two directors or a director and a Secretary of the corporation, or under the hand of its duly authorised officer or attorney, evidencing the appointment of a person as the representative of that corporation for the purposes of this meeting must be produced to the Chairman of this meeting before the time for holding this meeting, unless otherwise permitted by the Chairman of this meeting, or may be lodged at the share registry office of the Company at any time prior to the commencement of this meeting or adjourned meeting in accordance with the instructions set out on the proxy form.

Proxies and powers of attorney granted by eligible shareholders must be delivered or posted to the CPM Registered Office at Phipson Corporate Services (ABN 91 556 716 819), 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City, ACT, 2601, Australia, faxed on (02) 6274 3111 within Australia or (612) 6274 3111 outside Australia by 10.00 am (Brisbane time) on 22 January 2002 in accordance with the instructions set out on the proxy form.



CENTRAL PACIFIC MINERALS N.L.

ABN 14 008 460 366

General Meeting - Proxy Form

DPID

[REG_ADDRESS_1]
[REG_ADDRESS_2]
[REG_ADDRESS_3]
[REG_ADDRESS_4]
[REG_ADDRESS_5]
[REG_ADDRESS_6]

SRN/HIN: [xxxxxxxxxxx]
[barcode 3 of 9]

[Share Class]

I/We ....
(FULL NAME IN BLOCK LETTERS)

of ....
(FULL ADDRESS)

being a member of Central Pacific Minerals N.L. (the ***Company***) hereby appoint

....

of ....

in respect of .... % of my voting rights.
(PERCENTAGE OF TOTAL VOTING RIGHTS EACH PROXY IS TO REPRESENT)

and ....

of ....

in respect of .... % of my voting rights.
(PERCENTAGE OF TOTAL VOTING RIGHTS EACH PROXY IS TO REPRESENT)

or failing nomination, the chairman of the meeting as my proxy to vote for me and on my behalf at the General Meeting of the Company to be held at the Stamford Plaza Hotel, Brisbane on 24 January 2002 at 10.00 am and at any adjournment thereof.

Should a member desire to direct the proxy how to vote, the member should place a (x) mark in the appropriate box against each item otherwise the proxy may vote as he or she thinks fit or abstain from voting. If more than one box is marked (x), the proxy may vote or abstain from voting as he or she thinks fit.

	For	**Against**	**Abstain**
1. Agreement to the special resolution to amend CPM's Constitution			

Signature(s) of Shareholder(s)

Each shareholder must sign this form. If shares are held in joint names, all shareholder s must sign. If signing as an attorney, then the power of attorney must have been noted by the CPM Registered Office or be duly executed and accompany this form. Only duly authorised officer/s can sign on behalf of a company. Please state the office held by the signatory, i.e. director, or director and secretary or sole director. Shareholders are also asked to include a telephone contact number in case the Company has any queries about the completion of this form.

Signature(s): ....

Date: Daytime telephone contact number: ....

Completed proxy forms must be received no later than 10.00 am on 22 January 2002 at the CPM Registered Office:
CPM Registered Office, Phipson Corporate Services (ABN 91 556 716 819), 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City ACT 2601. Facsimile: within Australia: (02) 6274 3111; outside Australia: (61 2) 6274 3111.



Southern Pacific Petroleum N.L.
ABN 36 008 460 366
Central Pacific Minerals N.L.
ABN 14 008 460 651

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

Chairman Campbell Anderson

PO Box 7101 Riverside Centre Brisbane Qld 4001

Phone: 61 7 3237 6600
Fax: 61 7 3237 6700
Email: info@sppcpm.com
Webside: www.sppcpm.com

17 December 2001
Company Announcement

MEETINGS FOR SPP/CPM MERGER APPROVAL SET FOR JANUARY 2002

The Boards of Southern Pacific Petroleum NL (SPP) and Central Pacific Minerals NL (CPM) previously announced on 21 September 2001 that they had approved in principle the terms of a merger under which SPP will issue 2.664 SPP shares for each CPM share. The merger will be effected through schemes of arrangement by CPM under the Corporations Act.

A key milestone was reached on 11 December 2001 when the Federal Court of Australia ordered scheme meetings to be convened for the four separate categories of securities that are the subject of the merger, namely:

- ordinary shares in CPM, each of which will exchange for 2.664 ordinary shares in SPP;
- contributing shares in CPM, each of which will exchange for 2.664 contributing shares in SPP;
- equity participation shares in CPM, each of which will exchange for 2.664 equity participation shares in SPP; and
- convertible notes, the terms of which will be amended so that upon conversion for each note the noteholder is issued 2.664 ordinary shares in SPP.

The scheme includes a feature that allows shareholders in CPM to defer their exchange into SPP shares for up to 10 years. Shareholders who elect to defer participation can, at any time, exchange their CPM securities for SPP securities on the same terms as the original scheme, with a compulsory exchange after 10 years. This deferral mechanism is available for ordinary, contributing and equity participation shareholders.

The deferral mechanism has changed in two respects since the announcement on 21 September. Firstly, the deferral is now available to all shareholders, although for certain foreign holders deferral is subject to applicable foreign laws and regulatory requirements. Secondly, ASX did not grant approval for remaining CPM shareholders to have voting rights in SPP. Therefore if the schemes are approved and an ordinary, contributing or equity participation shareholder elects to defer, they will retain their voting rights in CPM. As CPM will apply to be delisted once the schemes are in place, deferred security holders will therefore only have a minority vote in a delisted company. Further, CPM will be managed having regard, to the maximum extent permitted by law, to the best interests of the SPP Group without any further regard to any separate or contingent interest of the minority shareholders of CPM.

.../2

It remains a condition precedent for the merger proposal that CPM shareholders do not elect to defer participation for more than 20% of CPM's shares in aggregate (with their elections to defer subject to scale back to ensure the condition is satisfied).

The ASX also gave approval to submit for shareholder approval, a change to SPP's Constitution to limit to 20% any shareholding by a person or their associates for two years. This transitional arrangement is proposed since the directors believe that SPP's shares will be vulnerable to an inappropriately priced offer after the schemes are in place. During the next two years, additional funding is expected to be sought for Stage 2, including funds from potential joint venture partners. This temporary shareholding limit will provide greater control over any negotiations with such potential partners.

As stated in the announcement on 21 September, Trans Pacific Petroleum NL, the largest shareholder in SPP/CPM supports the merger proposal.

The current timetable for the schemes is as follows:

Action	Date
First court hearing	11 December 2001
ASIC registers the scheme booklet	12 December 2001
Scheme booklet is printed and dispatched to shareholders	by 24 December 2001
Scheme meetings	24 January 2002
Elective deferral expires*	25 February 2002
Final court approval*	27 February 2002
Scheme is implemented*	8 March 2002

* These dates are indicative.

Campbell M Anderson
Chairman of the Boards of SPP and CPM

For further information, please contact:

John McFarlane
General Manager Corporate Finance & Investments
SPP/CPM
Phone: 61-7-3237-6609

Diane Day
Group Manager Corporate Relations
SPP/CPM
Phone: 61-7-3237-6608

OR

from 27 December onwards on the Hotline
1-800-656-506 between 8.00 am and 6.00 pm

From outside Australia + 61-2-9207-3783



Southern Pacific Petroleum N.L.
ABN 36 008 460 366
Central Pacific Minerals N.L.
ABN 14 008 460 651

STUART STAGE 1 OPERATIONS UPDATE
Report No. 21 – 17 December 2001

1. STUART STAGE 1 PRODUCTION RAMP-UP PROGRESSING

49,000 Barrels of Oil Produced in November

Southern Pacific Petroleum N.L. and Central Pacific Minerals N.L. (SPP/CPM – "the Companies") are pleased to advise that the Stuart Stage 1 demonstration plant produced 49,000 barrels of naphtha and medium shale oil (MSO) in the month of November 2001. The plant was on production for 20 days in November (67% availability) at an average rate over that 20 day period of approximately 2,500 barrels per day (56% capacity).

To the end of November total oil production stands at 54,000 barrels for the fourth quarter, 200,000 barrels for the year and 235,000 barrels since the start of operations.

Capital improvement work and other operational enhancements completed in the third quarter has facilitated a 6-12% increase in sustained shale dryer processing rates from the previous limit of 160 tonnes per hour to around 170-180 tonnes per hour (68-72% capacity) while continuing to minimise odour emissions. Peak shale processing rates up to 195 tonnes per hour were briefly tested in November (78% capacity) during favourable meteorological conditions. As previously announced, a sustained increase beyond 180 tonnes per hour will require additional shale drying capacity which is planned for 2002.

42,000 Barrels of Naphtha Shipped in November

On 24 November, SPP/CPM shipped its second naphtha cargo of 42,000 barrels destined for the Australian refining market. The naphtha is currently being stored in tankage in Sydney's Port of Botany while logistics and final sale arrangements are completed for delivery, which is targeted for January 2002.

To the end of November 175,000 barrels of oil products have been shipped from the Stuart Project of which 133,000 barrels have been sold, providing net revenues after shipping costs of A$6.5 million.

Maintenance Work Currently Underway at the Stuart Plant

Following a successful month of operations in November, the Stuart plant is currently undergoing maintenance work in a number of areas to facilitate more sustained operations:

- Repairs and small improvements to the screw conveyor which carries shale ash recovered by the hydrocarbon vapour cyclones back into the ATP combustion zone;

- Repairs and small improvements to the two screw conveyors which remove moistened shale ash from the ATP for return to the mine site;

- Minor repairs to the duct work carrying ATP preheat zone flue gas to the main plant stack to improve the effectiveness of preheat flue gas incineration in the stack aimed at reducing odours; and

- Minor repairs in the ATP including replacement of some fins in the ATP combustion zone which help to push shale through the ATP, replacement of the actuator arm for the retort zone recycle chute and repairs to the rear supports of the retort zone.

This work should be completed and production operations restarted by 19 December.

Fourth Quarter Oil Production Outlook Reduced to 85,000 Barrels

In view of the lower than projected onstream days in the fourth quarter (33-36 days vs. 50-58 days targeted), the fourth quarter oil production outlook has been reduced from the earlier stretch target goal of 148,000 barrels to around 85,000 barrels.

The value of this fourth quarter production is projected to be approximately A$4.4 million or A$52 per barrel. This projected average per barrel value is a 13% reduction from the third quarter reflecting weakening WTI oil prices which have declined from an average of US$26.64 per barrel in the third quarter to an average of US$21.03 per barrel in October and November. The excise tax rebate on naphtha sales helps to dampen the impact of this world oil price decline.

Fourth Quarter Operating Cost Outlook Reduced to A$8.5 Million

Operating costs in October and November have averaged A$2.5 million per month, which is 17% below the stretch target goal of A$3.0 million per month. Operating costs for the fourth quarter are projected to be around A$8.5 million, 6% less than the earlier stretch target goal of A$9.0 million for the quarter.

Operating Cash Flow Breakeven Achieved in November

Although the stretch target goal of operating cash flow breakeven over the full fourth quarter will fall short by around A$4.1 million due to lower than targeted production and lower oil prices, operating cash flow breakeven was achieved for the month of November. This has established the basis for ongoing operating cash flow breakeven at a monthly average production rate of around 1,600 barrels per day or 49,000 barrels per month (35% "capacity factor") and assuming WTI oil prices in excess of US$20 per barrel.

Planned 2002 Plant Reliability Program Underway

Despite major progress in improving plant reliability and production performance in 2001, a number of areas in the plant continue to present reliability problems. These require more permanent solutions in order to transform the Stage 1 demonstration plant, which has served its primary purpose in proving the technology, into a reliable ongoing production facility that provides a steady cash flow stream for the Companies as work on the Stage 2 commercial plant progresses.

As currently defined, additional work is required to improve the ash screw conveyors, fuel gas and other gas burners and some of the flue gas scrubbing equipment. Although much of this equipment is not core to the ATP technology, its performance has nevertheless negatively impacted the pace in building up plant production levels and cash flow. For the most part, these are relatively standard pieces of equipment but require reassessment in the Stuart application and development of new engineering solutions. This experience is providing important lessons in the engineering design work for Stage 2, a key benefit that was always envisaged from Stage 1.

As a start to the planned 2002 plant reliability program, new reliability teams have been put in place focussed on specific areas of the plant and supported by external experts to develop more permanent reliability fixes. The current near term fundraising effort (up to A$40 million) will provide capital to support this reliability work and to debottleneck the shale dryer, which is undersized from an odour minimisation standpoint. Together, these steps are designed to enable higher sustained production rates of 2,100-2,600 barrels per day on average throughout 2002 and up to 3,800 barrels per day in 2003 and future years, the effective capacity limit for Stage 1.

The detailed scope and cost of this 2002 plant improvement program is currently under development but should be in the range of A$15-35 million.

2. YARWUN/TARGINNIE CONSULTATIONS TO CONTINUE WITH NEWLY ELECTED REPRESENTATIVE GROUP

Following a community election process on 28 November, the six-person Yarwun Targinnie Representative Group has been reconstituted with two new members. This group will continue to form part of the Stuart Facilitation Working Group (SFWG), which was formed in April 2001 to address community issues.

Good progress is being made on the additional health studies related to emissions and noise, which were initiated by the SFWG in October 2001. Funding from the Queensland State Government and SPP/CPM is supporting these studies which will update and supplement earlier studies and help to address knowledge gaps.

3. SPP/CPM ESTABLISHES NEW STUART OIL SHALE COMMUNITY DEVELOPMENT FUND

As an outcome from the SFWG deliberations, SPP/CPM have established a new community development fund that can be accessed for worthy community projects. Yarwun/Targinnie residents had the opportunity to learn about the fund at community information days held on 16 and 17 November 2001.

James D McFarland
Managing Director
17 December 2001

Note: This release contains forward-looking statements based on numerous assumptions. These assumptions are subject to a number of risks and uncertainties, many of which are beyond the control of the Companies. Actual results may differ materially from those projected. The Companies make no representations or warranties with respect to the accuracy of the projections.

Level 11, Riverside Centre
123 Eagle Street, Brisbane Qld 4000 Australia
PO Box 7101
Riverside Centre, Brisbane Qld 4001 Australia

Ph: 61-7-3237-6600
Fax: 61-7-3237-6700
Email: info@sppcpm.com
Website: www.sppcpm.com

CENTRAL PACIFIC MINERALS N.L.

ANNOUNCEMENT

The Directors advise of the allotment on 20 November 2001 of 30,000 Ordinary Shares of Fifty (50) cents each in the Equity Participation Scheme in accordance with Article 5A of the Company's Constitution. This represents an issue to an employee as part of an employment agreement.

The shares were allotted at an issue price of $1.52 each, which was the ASX Last Sale price on Monday 19 November 2001, and paid to one (1) cent per share on allotment, the balance to be paid on the Relevant Date as described in Article 5A of the Constitution.

The Equity Participation Scheme shares are not listed.

Funds raised by the issue will be applied to the general operations of the company.

Total unquoted Equity Participation Shares will now be 10,596,452.

V. H. Kuss
Company Secretary

CENTRAL PACIFIC MINERALS N.L.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

Central Pacific Minerals N.L.

ACN, ARBN or ARSN

008 460 651

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Equity participation shares paid to 1 cent
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	These equity participation shares were issued in accordance with Article 5A of the Company's constitution. They were allotted at an issue price of $1.52 per share (paid to 1 cent each).

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No Issue was made in accordance with Article 5A of the Company's constitution.
5	Issue price or consideration	30,000 shares each paid to 1 cent (consideration of $300.00)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Funds will be applied to the working capital of the company.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20/11/2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
116,850,732	Ordinary fully paid
849,629	Ordinary shares paid to 25c

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,596,452	Equity participation shares paid to 1c
		1,920,000	Convertible Unsecured Notes at $7.80 per Note
		4,629,000	Options expiring on 20/04/2006

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A.

Part 2 - Bonus issue or pro rata issue

Not Bonus or Pro Rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities SECURITIES NOT QUOTED
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43) **No New Class of securities**

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1. +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2. We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ...20/11/2001.................
(Director/Company secretary)

Print name: ....V H Kuss.......................

== == == == ==

Document 205g

+ See chapter 19 for defined terms.

CENTRAL

PACIFIC

MINERALS N.L.


SPP
CPM

A.C.N. 008 460 651

NOTICE OF EXTRAORDINARY GENERAL MEETING

&

EXPLANATORY MEMORANDUM

FOR A MEETING TO BE HELD ON 21 DECEMBER 2001 AT 10.00 AM

AT THE GRAND BALLROOM, THE STAMFORD PLAZA

CORNER EDWARD AND MARGARET STREETS

BRISBANE AUSTRALIA

THIS IS AN IMPORTANT DOCUMENT. PLEASE READ IT CAREFULLY.

MEETING AND HOW TO VOTE

VENUE

An extraordinary general meeting of the shareholders of Central Pacific Minerals NL will be held at:

The Grand Ballroom, The Stamford Plaza, Corner Edward and Margaret Streets, Brisbane, Australia

COMMENCING

10.00am

HOW TO VOTE

You may vote by attending the meeting in person or by proxy.

VOTING IN PERSON

To vote in person, attend the meeting on 21 December 2001 at The Grand Ballroom, The Stamford Plaza, Corner Edward and Margaret Streets, Brisbane, Australia. The meeting will commence at 10.00am.

VOTING BY PROXY

To vote by proxy, please complete and sign the relevant proxy form enclosed with this Notice of Meeting as soon as possible and either:

- return the proxy form by post to the Company at the Company's Registered Office, c/- Phipson Nominees Pty Ltd, 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City, ACT 2601; or
- send the proxy form by facsimile to the Company's Registered Office, on facsimile number +61 2 6274 0666,

so that it is received not later than 48 hours before the time of the meeting (Brisbane time).

If the appointment is signed by an attorney, the power of attorney or a certified copy of it must be sent with the proxy form.

Your Proxy Form is Enclosed

GLOSSARY

Australian Stock Exchange or ASX	Australian Stock Exchange Limited
Company	Central Pacific Minerals NL (ACN 008 460 651)
Explanatory Memorandum	The document so entitled accompanying the Notice of Extraordinary General Meeting of the Company, of which this Glossary forms a part.
Ordinary Resolution	A resolution passed by at least 50% of the votes cast by members entitled to vote on the resolution.

All amounts are in Australian dollars unless otherwise stated.

CENTRAL PACIFIC MINERALS NL
(ACN 008 460 651)
NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE is hereby given that an Extraordinary General Meeting of shareholders of Central Pacific Minerals NL (the Company) will be held at The Grand Ballroom, The Stamford Plaza, Corner Edward and Margaret Streets, Brisbane, Australia at 10.00am on 21 December 2001.

Important:

1. *The resolution should be read in conjunction with the Explanatory Memorandum which follows.*
2. *Certain terms used below are defined in the Glossary at the end of this booklet.*
3. *The Company must disregard votes cast by certain shareholders and certain shareholders should not vote, in relation to particular resolutions as explained in the "Voting exclusion" paragraphs below. If your vote must be disregarded or if you must not vote please do not vote in either case. If you have any doubts, please take advice.*

The purpose of the meeting is to consider and, if thought fit, pass the following resolution.

Resolution **Ordinary Resolution to approve the offering to issue options to Mr John Val Browning, each for an option price (ASX Listing Rule 10.11)**

Shareholders are asked to consider and, if thought fit, pass the following resolution as an ordinary resolution:

THAT *approval is given to the Company offering to issue options to Mr John Val Browning, each for an option price to the extent and on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice of Meeting.*

Voting exclusion:

The Company will disregard any votes cast on this resolution by:

- Mr John Val Browning; and
- Any associate of Mr Browning.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

The Company is to make the offer, and if accepted by Mr Browning, issue the Options not more than one month after the date of the meeting at which their issue is approved.

A detailed explanation of the background and reasons for the proposed resolution is set out in the attached Explanatory Memorandum.

By order of the Board

Victor H. Kuss

Secretary

Date: 8 November 2001

NOTES

1. **Voting exclusion**

   For the purposes of the Extraordinary General Meeting, persons holding shares at 7.00pm on 19 December 2001 will be treated as shareholders. This means that if you are not the registered holder of a relevant share at that time you will not be entitled to vote in respect of that share.

2. **Proxies**

   A member who is entitled to attend and cast a vote at the meeting may appoint a person as the member's proxy to attend and vote for the member at the meeting. The appointment may specify the proportion or number of votes that the proxy may exercise. If the member is entitled to cast 2 or more votes at the meeting, the member may appoint 2 proxies and may specify the proportion or number of votes each proxy may exercise. Proxies need not be members of the Company.

   Where two proxies are appointed a separate form should be used for each. Members are requested to show on the form a specified number or proportion of the member's voting rights which the proxy may exercise. To do this, delete "ALL" and insert the relevant number or proportion of shares in respect of which the appointment is made.

This Explanatory Memorandum and the attachments to it are important documents. They should be read carefully.

1. Regulatory Background

The resolution is put to shareholders pursuant to Listing Rule 10.11 of the Listing Rules of the Australian Stock Exchange Limited (the Listing Rules).

2. Guarantee Facility

On 21 September 2001, Central Pacific Minerals NL ("the Company") announced to the market that, subject to obtaining shareholder approval by 15 February 2002, it had arranged in conjunction with Southern Pacific Petroleum NL (ACN 008 460 366) (SPP), a US$7.5 million unsecured Guarantee Facility from Mr John Val Browning, a US-based director and shareholder of the Company and SPP. Under this agreement Mr Browning undertakes to procure that loan or other facilities be provided to CPM, SPP or SPP (USA) Inc from Wells Fargo Bank, in an amount of up to US$7.5 million for a period of up to three years. A summary of the terms of the Guarantee Facility is set out in Attachment 1. The consideration payable for the granting of the facility involves the Company offering to issue 4 share options to Mr Browning (Options A, B, C and D) which, if accepted by Mr Browning, would entitle Mr Browning to purchase fully paid ordinary shares in the Company.

3. Use of Funds

The Guarantee Facility has been negotiated to enable the Company and SPP to obtain loan funds as and if required for working capital purposes, principally for Stuart Stage 1 Operations. In particular, some of the proceeds are expected to be used to enable further enhancements to Stage 1 to increase production. SPP (USA) Inc, 50/50 owned by CPM and SPP, is to on-lend funds to the Company and SPP.

4. Number of Shares on Exercise of Options

The maximum aggregate number of shares which Mr Browning may purchase upon exercise of each Option is set out in the Table 1, subject to further adjustments below.

Option A may only be exercised for 3 years from its Calculation Date.

In the case of Options B, C and D, the aggregate number of shares that may be obtained on exercise of those Options increases incrementally on a monthly basis over the 12 months from the Calculation Date relevant to those Options up to the maximum aggregate number.

Each incremental number of shares is available for exercise only for a 3 year period from the time of the increase, with the last of those 3 year periods ending 47 months after the Calculation Date for the relevant Option (for further detail see the diagram in Attachment 2).

For Option A the maximum aggregate number of shares, and for all other Options the incremental number of shares, that is available will decrease proportionately to the extent that the Guarantee Facility is cancelled in whole or in part at any time until twelve months following the Calculation Date for that Option.

In the case of Options B, C and D, the incremental number also varies (up or down) in order to take into account changes in to the US$/A$ exchange rate as at the Calculation Date for the relevant Option.

Following a default by SPP, CPM or SPP (USA) Inc under the Guarantee Facility, the incremental number for Options B and C will thereafter be calculated as if the initial number of shares for each Option was the same as for Option D.

The Calculation Date for Options A and B is the date that Mr Browning first arranges, under the Guarantee Facility, that a loan or other facility be made available to CPM, SPP or SPP (USA) Inc, for Option C is the first anniversary of that date and for Option D is the second anniversary of that date.

Table 1: Shares per Option

Option	Initial Number of SPP Shares[1] (Millions)	Initial Number of CPM Shares[1] (Millions)	Exercise Price As % of Market Price
Option A	0.1500	0.0560	145%[2,4]
Option B	2.4000	0.9000	145%[2,4]
Option C	3.0000	1.1278	130%[3,4]
Option D	4.5000	1.6917	105%[3]
Total	10.0500	3.7755	

[1] Assumes US$/A$ exchange rate of US$0.50/A$1.00 and Guarantee Facility not cancelled in whole or in part.

[2] Option A and B pricing is based on the average share price over the 20 business days prior to 21 September 2001, which is A$0.60 for SPP and A$1.62 for CPM.

[3] Determined at the Calculation Date for that Option, based on the average of the market price over the 20 business days immediately prior to that date.

[4] Following a default by SPP, CPM or SPP (USA) Inc under the Guarantee Facility, the exercise price is 105% of the average share price determined as at the Calculation Date for that Option, based on the average of the market price over the 20 business days immediately prior to that date.

An example as to the manner in which adjustments to the numbers of shares that may be purchased on exercise of each Option is provided in Attachment 2.

5. Key Terms of the Options

Each Option:

- has an option price as follows:

Table 2: Option Price

Option	SPP	CPM
Option A	A$1,500	A$560
Option B	A$24,000	A$9,000
Option C	A$30,000	A$11,278
Option D	A$45,000	A$16,917

In each case the option price is payable in twelve equal monthly instalments, commencing 10 Business Days after the Option's Calculation Date, provided that no monthly instalments for any Option becomes payable after the Guarantee Facility is cancelled in full.

- subject to shareholder approval, will be issued at the same time as the other Options;
- will not be listed;
- will not be transferable by Mr Browning;

- confers the right to acquire a specified number of fully paid ordinary shares (with such number being calculated as set out in paragraphs 4 and 6);
- may be exercised in whole or in part in accordance with paragraphs 4, 5 and 6;
- in addition to the option price described above, has an exercise price per share that is A$2.35 in the case of Options A and B and, in the case of Options C and D, is calculated as a fixed percentage of the average market price for shares over the 20 business days immediately prior to the Calculation Date relevant to the Option. Following a default by SPP, CPM or SPP (USA) Inc under the Guarantee Facility, the exercise price is 105% of the average market price determined as at the Calculation Date for that Option;
- is not exercisable unless CPM, SPP or SPP (USA) Inc request, no later than 31 March 2001, that Mr Browning procure financial accommodation be made available;
- is not exercisable whilst there is a request by CPM, SPP or SPP (USA) Inc that Mr Browning arrange, under the Guarantee Facility, a loan or other facility which has not been fulfiled;
- is not exercisable unless Mr Browning has been a director, employee or consultant of either SPP or CPM at all times between the issue of the relevant Option and the date of exercise of that Option; and
- will not permit the holder to participate in new issues of securities by the Company without exercising the relevant Option to the full extent permitted at that time and then only to the extent that the Option has been exercised.

6. Changes to Number of Shares

As stated above Mr Browning, a US-based director, has agreed to arrange loan or other facilities that is based in US dollars in an amount up to US$7.5 million. However, the shares of the Company and SPP, which form the consideration for procuring those loan or other facilities, and the funding requirements of the Company and SPP are denominated in Australian dollars.

Accordingly, to the extent that the Australian dollar depreciates over the term of the Guarantee Facility, the Company could receive more Australian dollar value from the Guarantee Facility and therefore it is appropriate that the Company pays greater fees in the form of an increase in the number of shares that may be acquired by Mr Browning on exercise of the Options.

Conversely, to the extent that the Australian dollar appreciates and the Company receives less value as measured in Australian dollars, then it should pay reduced fees in the form of a reduced number of shares that may be acquired on exercise of the Options.

The Company believes it is inappropriate for it to take a fee risk (which would occur if the number of shares which may be acquired upon exercise of the Options was fixed from the beginning, notwithstanding that a subsequent appreciation of the Australian dollar would result in the amount that the Company could borrow (in Australian dollars) with the assistance of a Guarantee Facility would be comparatively less, with no reduction in the number of shares that may be acquired upon exercise of the Options), especially when the Australian dollar is near an all time low.

The exception is in relation to Option A, which are not subject to an exchange rate adjustment given Option A is issued in the nature of a commitment fee payable by the Company.

Given that exchange rate movements over the term of the Guarantee Facility cannot be predicted with certainty, the Company does not believe it is appropriate to fix from the outset the number of shares that may be acquired upon exercise of the Options.

In the case of Options B and C, the number of shares also varies in the case of default (as described in 4 and 5 above).

7. Assessment of Guarantee Fee

The Company has undertaken an assessment of the Guarantee Fee and is satisfied that offering to issue Options to Mr Browning would be reasonable if the Company and Mr Browning were dealing at arm's length.

In coming to this conclusion, the board took note of the following factors:

- unsecured debt could not be obtained by the Company from other lending sources, on equivalent or better terms;
- a fee in the form of options, rather than cash, is favourable to the Company because it will not reduce cash flow;
- a fee in the form of options, rather than cash, involves Mr Browning taking on greater risks; and
- the Company and Mr Browning were separately advised by different legal advisers.

8. Regulatory Requirements

The Listing Rules require that the following prescribed information be provided.

(A) Name of person to whom offers to issue Options will be made: Mr John Val Browning.

(B) Number of Options offered to be issued: 4 Options, exercisable as to the number of shares as described in sections 4 and 6.

(C) The date by which the Options are to be issued: within one month of shareholder approval.

(D) Mr Browning is a director of the Company.

(E) The issue price of the Options: see section 5.

(F) A statement of the terms of the issue: see sections 4, 5 and 6.

(G) A voting exclusion statement: set out following the terms of the proposed resolution in the notice of meeting.

(H) Intended use of the funds: see section 3.

Listing Rule 10.11 requires shareholder approval for an issue of securities to a related party. No ASX waiver or other approval is required. Shareholder approval is not required under the Corporations Act, notwithstanding that Mr Browning is a related party (for the purposes of Corporations Act Chapter 2E), if the financial benefit constituted by offering to issue the Options to Mr Browning and, if accepted and exercised, the issue of shares are on terms that would be reasonable if the Company and Mr Browning were dealing with each other at arm's length.

9. Directors' Recommendation

The directors (with the exception of Mr Browning who was not present at board meetings during discussions of this proposal and did not vote on it) have concluded that no other source of debt funding is currently available on equivalent or better terms to those that may be procured with the assistance of the Guarantee Facility, and are satisfied that the fee payable to Mr Browning, in the form of offering to issue options to Mr Browning, is fair and reasonable and does not exceed the fees which would be payable in similar circumstances to a person other than a director who was providing the Guarantee Facility and was dealing with the Company at arms' length. The directors (with the exception of Mr Browning) unanimously recommend that the resolution be approved.

ATTACHMENT 1

Summary of Guarantee Facility

1. **Borrowers:** Southern Pacific Petroleum NL (SPP), Central Pacific Minerals NL (CPM) and SPP (USA) Inc (SPP (USA)).
2. **Guarantor:** John Val Browning.
3. **Nature of Facility:** The Guarantor is to procure, if requested by one or more Borrowers, financial accommodation in the form of loans, guarantees or other form of financial accommodation as agreed, from Wells Fargo Bank to a maximum of US$7.5 million and with a maximum term of 3 years (WF Facilities).

   The Guarantor need not procure any WF Facility if there is an event of default by a Borrower, if to do so would breach the US$7.5 million limit or if the first request for a WF Facility is not made before 1 April 2002.
4. **Purpose:** To facilitate a Borrower raising financial accommodation (and in the case of SPP (USA), for on-lending to SPP and CPM).
5. **Cancellation:** The Borrowers may, without penalty, cancel the Guarantee Facility in whole or in part, to the extent that there is no outstanding WF Facility.
6. **Credit Support:** As credit support for the Borrowers' obligations under the Guarantee Facility:
   - SPP and CPM are to provide a several guarantee of the obligations of SPP (USA) to the Guarantor; and
   - the Borrowers and Trans Pacific Petroleum Inc undertake to have appointed to the board of each of SPP and CPM (if the Guarantor is not already a director) 1 additional director (if the board numbers less than 9) or otherwise, 2 additional directors. If the Guarantor is already a director, the undertaking is to have appointed 1 additional director if the board numbers more than 8.
7. **Negative Pledges:**
   - SPP (USA) is to agree not to raise financial accommodation or grant security other than:
     - if the aggregate (with SPP and CPM) is not greater than A$40 million (Secured Loans);
     - to repay Secured Loans or the Guarantee Facility; and
     - liens in the ordinary course of business; and
   - SPP and CPM are to agree not to raise financial accommodation or grant security other than:
     - as permitted in relation to SPP (USA) above;
     - to borrow from SPP (USA);
     - to refinance those borrowings from SPP (USA); and
     - the financial accommodation that ranks behind SPP/CPM's obligations to the Guarantor under the SPP/CPM Guarantee.
8. **Events of Default by Borrower**
   - any event that entitles the relevant lender to make immediately due and payable all moneys under a Secured Loan;
   - a breach of the SPP/CPM/SPP (USA) negative pledges;
   - insolvency;
   - a failure to honour valid exercise of an Option.
9. **Rights of Guarantor on Default:**
   - The Guarantor may decline any further request to procure WF Facilities;
   - The Guarantor may request the appointment of additional director(s) to be appointed to SPP and CPM (see above);
   - The exercise price payable by the Guarantor will, following default by a Borrower, will be 105% of the relevant average market price as at the Calculation Date for that Option and, in relation to Options B and C, the incremental number for each subsequent month (if any) will be calculated as if the initial number for those Options was the same as for Option D;
   - The Guarantor may request the relevant Borrower to negotiate in good faith measures to repay/cancel financial accommodation supported by loans/guarantees procured by the Guarantor; and
   - The Borrowers will indemnify the Guarantor against losses and expenses incurred and such amounts will accrue interest at 15% per annum.
10. **Breach by Guarantor:** The Guarantor is in breach if a Borrower has requested that the Guarantor procure a WF Facility and that has not been procured for the benefit of the relevant Borrower.
11. **Guarantee Fee:** The fee for the granting of the Guarantee Facility is SPP and CPM offering to issue Options to the Guarantor, each for an option price. The terms of the Options are summarised in the Explanatory Memorandum to which this is attached.

    The Guarantor is also entitled to recovery of reasonable fees and expenses associated with the Guarantee Facility and the issue of WF Facilities as requested by a Borrower and procured by the Guarantor.
12. **Escalator:** If a Borrower enters into one or more Guarantee Facilities on substantially the same terms as the Guarantee Facility, but with the number of underlying securities relevant to any Option or the conditions of valid exercise of the Options or the exercise price payable is different, the Guarantor, at his election, is entitled to be offered Options on the same terms.

    (Note: The Borrowers would need to obtain such shareholder and ASX approvals as required by the circumstances at that time. Currently, the ASX Listing Rules would require shareholder approval if options were to be issued to any related party of a Borrower).

13. Restructuring: The Guarantor appoints as his proxy the chairman of each meeting, if any, of the holders of the Options convened (not later than 30 June 2002) to consider approving the restructuring of SPP and CPM so as to form a single company. The proxy may vote as he thinks fit.

The rights of a holder of an Option will be changed to the extent necessary to comply with the ASX Listing Rules applying to a reorganisation of capital of SPP and/or CPM at the time of reorganisation.

14. Relevant Approvals: The Guarantee Facility is conditional upon the Borrowers obtaining all necessary corporate and shareholder approvals and ASX approvals/waivers by no later than 15 February 2002, failing which, the Guarantee Facility lapses.

ATTACHMENT 2: An Example

Below is an example of how the number of shares that may be acquired on exercise of an Option is adjusted on account of changes to the US$/A$ exchange rate and the amount of the Guarantee Facility, and when those calculations are to occur.

The example which follows assumes, for illustrative purposes only, that certain events occur on, and the US$/A$ exchange rate as at, particular dates.

Example

21 September 2001	CPM announced arrangement of Guarantee Facility (subject to shareholder approval
21 December 2001[1]	Shareholder approval obtained
24 December 2001[2,3]	Options offered by SPP and CPM and accepted by Mr Browning
15 January 2002[2,4]	CPM requests that Mr Browning procure a loan facility
15 February 2002[2,5]	Mr Browning procures loan facility for benefit of CPM
15 February 2002[2,5,6]	Calculation Date for Options A and B
15 February 2003[5,6]	Calculation Date for Option C
15 February 2004[5,6]	Calculation Date for Option D

Notes:

[1] If shareholder approval is not obtained by 15 February 2002, the Guarantee Facility lapses.

[2] Nominal date used in example.

[3] If the Options are not issued by 31 March 2002, the Guarantee Facility lapses.

[4] If the first request is not made by 31 March 2002, Mr Browning is not obliged to procure the requested financial accommodation.

[5] Exchange Rate Adjustment: The number of shares that may be obtained on exercise of an Option is initially set assuming an exchange rate of US$0.50/A$1.00. No exchange rate adjustment is made for Option A, but is made for Options B, C and D as at their respective Calculation Dates, e.g.:

Option	Initial Number	Calculation Date	Exchange Rate at Calculation Date	Adjusted Number
Option A	56,000	15 Feb 02	US$0.55/A$1.00	56,000
Option B	900,000	15 Feb 02	US$0.55/A$1.00	818,181
Option C	1,127,800	15 Feb 03	US$0.45/A$1.00	1,253,111
Option D	1,691,700	15 Feb 04	US$0.60/A$1.00	1,409,750

[6] Guarantee Facility Amount Adjustment: The number of shares that may be purchased on exercise of an Option is adjusted proportionally to reductions in the Guarantee Facility amount, both as of the relevant Calculation Date for the Option and thereafter for each of the following 12 months, e.g.:

Option	Exchange Rate Adjusted Number (Annualised Basis)	Calculation Date	Guarantee Facility Amount as at Calculation Date	Adjusted Number as at Calculation Date (Annualised Basis)	Further Reduction in Guarantee Facility Amount	Further Adjusted Number (Annualised Basis)
Option A	56,000	15 Feb 02	US$7,000,000	52,266	US$7,000,000	52,266
Option B	818,181	15 Feb 02	US$7,000,000	763,635	US$4,000,000*	436,363
Option C	1,253,111	15 Feb 03	US$4,000,000	668,325	US$4,000,000	668,325
Option D	1,409,750	15 Feb 04	US$4,000,000	751,866	US$4,000,000	751,866

*e.g.: If the further reduction in the Guarantee Facility Amount occurs in the third month after the Calculation Date, the Further Adjusted Number applies for the fourth to twelfth months after the Calculation Date. Thus 1/12 of 763,635 shares will become available for purchase on exercise of Option B in each of the first three months following the Calculation Date for Option B and 1/12 of 436,363 shares will become available for purchase on exercise of Option B in each of months 4-12 following the Calculation Date for Option B.

The number of shares which would be available for purchase under Option B based on the above example can be shown diagramatically as follows:


Example - Cumulative Shares Available on Exercise of Option B
900,000
600,000
300,000
0
The aggregate number of shares available for acquisition increases on a monthly basis over the first 12 months following the Calculation Date.
Monthly increment reduces in proportion with any reduction in the Guarantee Facility during the first 12 months (see example below).
As the incremental number of shares are available for a 3 year period only, the number of shares available for acquisition decrease from month 37 to 48 in the same proportion as the increase in months 1 to 12.
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47
months

Assume at Calculation Date for Option B, A$1=US$0.55 and that the Guarantee Facility has been partially cancelled to US$7,000,000

Incremental Monthly Number	=	1/12 x Initial Number	x	exchange rate adjustment	x	Guarantee Facility adjustment
	=	1/12 x 900,000	x	0.50 / 0.55	x	7,000,000 / 7,500,000
	=	63,636				

Assume that during Month 3 the Guarantee Facility is further cancelled to US$4,000,000

Incremental Monthly Number	=	1/12 x Initial Number	x	exchange rate adjustment	x	Guarantee Facility adjustment
	=	1/12 x 900,000	x	0.50 / 0.55	x	4,000,000 / 7,500,000
	=	36,363				

Thus 36,363 is the Incremental Monthly Number for months 4 to 12 (assuming no further cancellation in the Guarantee Facility)

The same adjustments apply to Options C and D

FORM OF PROXY

The Secretary
Central Pacific Minerals NL
C/- Phipson Nominees Pty Ltd
9th Floor National Mutual Centre
15 London Circuit Canberra City ACT 2601
Fax: +61 2 6274 0666

CENTRAL PACIFIC MINERALS N.L.

ABN 36 008 460 651


SPP
CPM

I/We ____
(FULL NAME IN BLOCK LETTERS)

of ____
(FULL ADDRESS)

being a member of Central Pacific Minerals NL, hereby

appoint ____

of ____

in respect of ______________________ % of my voting rights
(PERCENTAGE OF TOTAL VOTING RIGHTS EACH PROXY IS TO REPRESENT)

and ____

of ____

in respect of ______________________ % of my voting rights
(PERCENTAGE OF TOTAL VOTING RIGHTS EACH PROXY IS TO REPRESENT)

or failing nomination, the Chairman of the Meeting as my proxy, to vote for me and on my behalf at the General Meeting of the Company to be held at The Grand Ballroom, The Stamford Plaza, Corner Edward and Margaret Streets, Brisbane, Australia on the 21st day of December 2001 at 10.00am. and at any adjournment thereof.

Should a member desire to direct the proxy how to vote, the member should place a mark (x) in the appropriate box against each item otherwise the proxy may vote as he or she thinks fit or abstain from voting.

SPECIAL BUSINESS	FOR	AGAINST	ABSTAIN
To approve the Company offering to issue options to Mr John Val Browning each for an option price	☐	☐	☐

Signed this ______________ **day of** ______________ **2001.**

Signature of Member(s) ______________________________

Director ______________ **Director/Secretary** ______________

This proxy form and the Power of Attorney (if any) under which it is signed or any office copy or notarially certified copy thereof shall be deposited with the Company at the Company's Registered Office C/-Phipson Nominees Pty. Ltd., 9th Floor, National Mutual Centre, 15 London Circuit, Canberra City, ACT 2601, or faxed on +61 2 6274 0666 not less than 48 hours before the time of the holding of the meeting. A proxy presented by a company should be under the Common Seal of the Company.